This prospectus does not constitute a public offering of securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

PROSPECTUS

Non-Offering Prospectus	December 20, 2016

(to be renamed Trilogy International Partners Inc. in connection with its qualifying acquisition with Trilogy International Partners LLC)

No securities are being offered pursuant to this prospectus. This prospectus is being filed with the securities regulatory authorities in each of the provinces and territories of Canada by Alignvest Acquisition Corporation (“Alignvest”), which is a special purpose acquisition corporation incorporated under the laws of the Province of Ontario. Alignvest was organized for the purpose of effecting an acquisition of one or more businesses or assets by way of a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination involving Alignvest that will qualify as its “qualifying acquisition”. Since no securities are being sold pursuant to this prospectus, no proceeds will be raised pursuant to this prospectus.

On November 1, 2016, Alignvest announced that it had entered into a definitive arrangement agreement (as amended on December 20, 2016, to make certain minor changes that are consistent with the original intent of the parties, the “Arrangement Agreement”) with Trilogy International Partners LLC (“Trilogy”) pursuant to which, among other things, Alignvest shall acquire, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy by way of a plan of arrangement (the “Arrangement”). The Arrangement constitutes Alignvest’s qualifying acquisition.

This prospectus is being filed in accordance with section 1028 of the Toronto Stock Exchange Company Manual in connection with the completion of Alignvest’s qualifying acquisition. Unless otherwise indicated, this prospectus has been prepared assuming that the Arrangement has been completed.

Existing shareholders of Alignvest will continue to hold an interest in Alignvest after giving effect to the Arrangement (referred to herein as “TIP Inc.”). In connection with the Arrangement, Alignvest will be renamed “Trilogy International Partners Inc.” and will continue from the laws of Ontario to the laws of British Columbia. TIP Inc. will indirectly own a significant economic interest in Trilogy’s existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia. See “Description of the Business of TIP Inc.”.

Alignvest’s Class A restricted voting shares (“Alignvest Class A Restricted Voting Shares”) are currently listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AQX.A”. The closing price of the Alignvest Class A Restricted Voting Shares on the TSX on October 31, 2016, the last trading day before the Arrangement Agreement was announced, was C$9.90. The closing price of the Alignvest Class A Restricted Voting Shares on the TSX on December 19, 2016, was C$10.10. The share purchase warrants of Alignvest (the “Alignvest Warrants”) are also currently listed for trading on the TSX under the symbol “AQX.WT”. The closing price of the Alignvest Warrants on October 31, 2016, the last trading day before the Arrangement Agreement was announced, was C$0.36. The closing price of the Alignvest Warrants on December 19, 2016, was C$1.20. The completion of the Arrangement is conditional upon, among other things, approval by the TSX.

An investment in TIP Inc. is subject to a number of risks that should be carefully considered by investors. There is no guarantee that an investment in TIP Inc. will earn any positive return in the short or long term and an investment in TIP Inc. is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment. In reviewing this prospectus, an investor should carefully consider the matters described under the heading “Risk Factors”.

i

As the Arrangement constitutes Alignvest’s qualifying acquisition, holders of Alignvest Class A Restricted Voting Shares can (conditional on closing) elect to redeem all or a portion of their Alignvest Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the Arrangement, provided that they deposit their Alignvest Class A Restricted Voting Shares for redemption prior to the second business day before the meeting of Alignvest’s shareholders.

A redeeming Alignvest shareholder is entitled (conditional on closing) to receive an amount per Alignvest Class A Restricted Voting Share payable in cash equal to the per share amount then on deposit in Alignvest’s escrow account, including interest and other amounts earned thereon less an amount equal to the total of: (i) any applicable taxes payable by Alignvest, including taxes on the interest and other amounts earned in Alignvest’s escrow account; and (ii) the actual and direct expenses related to the redemption. This redemption amount is anticipated to be C$10.05 per Alignvest Class A Restricted Voting Share, assuming a late January 2017 redemption date.

Original purchasers of Alignvest Class A Restricted Voting Shares and/or Alignvest Warrants from the underwriters in Alignvest’s initial public offering may have a contractual right of action for rescission or damages against TIP Inc. and certain other persons. See “Contractual Right of Action”.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Shareholders should be aware that the acquisition, holding and disposition of the securities described in this prospectus may have tax consequences in Canada, the United States and elsewhere depending on each particular shareholder’s specific circumstances. Shareholders should consult their own tax advisors with respect to such tax considerations. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

No underwriters have been involved in the preparation of this prospectus or performed any review or independent due diligence of the contents of this prospectus.

The head and registered offices of Alignvest are located at 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario, Canada M5X 1C7. The head office of TIP Inc. is expected to be located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, USA 98004 and the registered office is expected to be located at 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, Canada V7X 1L3.

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
NOTICE TO READERS	14
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	15
MARKET AND INDUSTRY DATA	17
PROSPECTUS SUMMARY	18
Alignvest	18
TIP Inc.	19
Overview	19
Available Funds and Principal Uses	23
New Zealand (2degrees)	24
Bolivia (NuevaTel)	25
Accretive M&A	26
Risk Factors	26
Summary of Certain Canadian Federal Income Tax Considerations	27
Summary of Certain United States Federal Income Tax Considerations	27
Summary Financial Information	27
CORPORATE STRUCTURE	31
Alignvest Acquisition Corporation	31
Arrangement Agreement	31
Principal Steps of the Arrangement	33
TIP Inc.	34
Trilogy LLC Agreement	37
DESCRIPTION OF THE BUSINESS OF TIP INC.	41
Overview	41
Available Funds and Principal Uses	45
New Zealand (2degrees)	46
Bolivia (NuevaTel)	58
Accretive M&A	70
Management Outlook	71
Non-GAAP Reconciliation	74
SELECTED CONSOLIDATED FINANCIAL INFORMATION	74
Pro Forma Consolidated Capitalization	74
Summary Historical and Pro Forma Consolidated Financial Information	75
MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY	78
Cautionary Statement Regarding Forward-Looking Information	78
About Trilogy	79
Trilogy’s Strategy	80
Foreign Currency	80
Overall Performance	81
Key Performance Indicators	82
Results of Operations	87

Business Segment Analysis	93
Selected Financial Information	109
Quarterly Trends and Seasonality	112
Liquidity and Capital Resource Measures	113
Off-Balance Sheet Arrangements	117
Transactions with Related Parties	117
Proposed Transactions	118
Critical Accounting Estimates	118
Recent Accounting Pronouncements	120
Changes in Accounting Policies Including Initial Adoption	120
Financial Instruments and Other Instruments	120
Disclosure of Outstanding Share Data	121
Risk and Uncertainty Affecting Trilogy’s Business	121
Definitions and Reconciliations of Non-GAAP Measures	122
DESCRIPTION OF SECURITIES	124
Common Shares of TIP Inc.	125
Special Voting Share of TIP Inc.	125
Rights and Restrictions in Connection with a Proposed Sale Transaction	126
Voting Trust Agreement	127
Ownership and Voting Restrictions	128
Advance Notice Requirements for Director Nominations	129
EQUITY INCENTIVE PLAN DESCRIPTIONS	130
RSU Plan	130
DSU Plan	132
OPTIONS TO PURCHASE SECURITIES	134
Alignvest Warrants	134
Options	134
New Zealand (2degrees Options)	134
PRIOR SALES	135
SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	136
Lock-Up Agreements	137
Alignvest Founders Shares	137
PRINCIPAL SHAREHOLDERS	138
Bonuses	139
Loan Arrangements	139
Investor Rights Agreements	140
DIRECTORS AND EXECUTIVE OFFICERS	141
Biographies	142
Other Reporting Issuer Experience	144
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	145
Majority Voting Policy	145
Conflicts of Interest	145
Directors’ and Officers’ Liability Insurance	145

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION	145
Named Executive Officers	146
Directors	149
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	149
AUDIT COMMITTEE	149
Composition of TIP Inc. Audit Committee	149
Pre-Approval Policies and Procedures	149
External Audit Service Fees	150
CORPORATE GOVERNANCE	150
Statement of Corporate Governance Practices	150
Board of Directors	150
Board Mandate	151
Position Descriptions	152
Director Term Limits/Mandatory Retirement	152
Diversity	152
Orientation and Continuing Education	153
Nomination of Directors	153
Ethical Business Conduct	153
Board and Committee Assessment	154
C&CG Committee	154
Key Governance Documents	156
STOCK EXCHANGE LISTING	157
RISK FACTORS	157
Risks Related to TIP Inc.’s Business	157
Risks Related to Indebtedness of Trilogy	157
Political and Regulatory Risks	162
Competitive, Technology and other Business Risks	165
Management Team and Minority Shareholder Risks	170
Macroeconomic, Geographic and Currency Risks	171
Risks Related to TIP Inc.’s Capital Structure, Public Company and Tax Status, and Capital Financing Policies	172
TRILOGY CREDIT RATINGS	177
PROMOTER	178
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	178
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	179
DIVIDEND POLICY AND DIVIDEND REINVESTMENT PLAN	179
AUDITORS	180
REGISTRAR AND TRANSFER AGENT	180
EXPERTS AND INTERESTS OF EXPERTS	180
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	180
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	184
MATERIAL CONTRACTS	190
SECURITIES LAW EXEMPTIONS	193
CONTRACTUAL RIGHT OF ACTION	193

v

GLOSSARY OF TERMS

“25% or more ownership or control interest” has the meaning ascribed to it under the heading “Description of Securities – Ownership and Voting Restrictions”;

“2degrees” means Two Degrees Mobile Limited, a corporation existing under the laws of New Zealand and a subsidiary of Trilogy;

“2degrees Optionholders” means the holders of 2degrees Options;

“2degrees Options” means options to acquire 2degrees Shares;

“2degrees Participating Minority Shareholders” means holders of 2degrees Shares who have entered into the 2degrees Securities Purchase Agreements, including Hautaki and KMCH;

“2degrees Participating Minority Shareholders Exchange” means the payment by the 2degrees Participating Minority Shareholders to TINZ (or Alignvest) of the 2degrees Shareholder Consideration and the issuance by TIP Inc. to the 2Degrees Participating Minority Shareholders of the number of TIP Inc. Common Shares set out in the 2degrees Securities Purchase Agreements;

“2degrees Securities Purchase Agreements” means those agreements pursuant to which the 2degrees Participating Minority Shareholders have agreed with Alignvest to exchange their 2degrees Shares for TIP Inc. Common Shares and/or cash consideration;

“2degrees Shareholder Consideration” means the consideration specified in the 2degrees Securities Purchase Agreements payable to TINZ (or Alignvest) by the 2degrees Participating Minority Shareholders, including by way of transfer of some or all of the 2degrees Shares legally and/or beneficially held by each 2degrees Participating Minority Shareholder to TINZ (or Alignvest) pursuant to the 2Degrees Securities Purchase Agreements;

“2degrees Shareholders Agreement” has the meaning scribed to it under the heading “Description of the Business of TIP Inc. – New Zealand (2degrees) – 2degrees Shareholders Agreement”;

“2degrees Shares” means the issued and outstanding shares of 2degrees;

“3G” has the meaning ascribed to it under the heading “Prospectus Summary – Overview – Trilogy Today”;

“4G” has the meaning ascribed to it under the heading “Prospectus Summary – Overview – Trilogy Today”;

“Accounting Standards Relief” has the meaning ascribed to it under the heading “Securities Law Exemptions”;

“Adjusted EBITDA” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures – Consolidated Adjusted EBITDA and Adjusted EBITDA Margin”;

“Advance Notice Provisions” has the meaning ascribed to it under the heading “Description of Securities – Advance Notice Requirements for Director Nominations”;

“Alignvest” means Alignvest Acquisition Corporation;

“Alignvest Additional Subscribers” means the third party investors that are a party to the Alignvest Additional Subscription Agreements with Alignvest;

“Alignvest Additional Subscription Agreements” means the subscription agreements between each of Alignvest on the one hand and certain third party investors on the other hand to be dated on or prior to the Effective Date;

“Alignvest Additional Subscriptions” means the subscriptions by the Alignvest Additional Subscribers for, and the issuance by Alignvest to the Alignvest Additional Subscribers of, up to the sum of U.S.$75 million plus the Redemption Replacement Amount of Alignvest Class B Shares and/or TIP Inc. Common Shares (or such higher number as is agreed to by Alignvest and Trilogy) for a subscription price of C$10 per share and otherwise on the terms set out in the Alignvest Additional Subscription Agreements, contemporaneously with or prior to the Effective Time, as set out in the Alignvest Additional Subscription Agreements;

“Alignvest Audited Annual Financial Statements” means the audited financial statements of Alignvest as at April 30, 2016 and for the period from inception on May 11, 2015 to April 30, 2016, and attached to this prospectus as Appendix A;

“Alignvest Class A Restricted Voting Shares” means the Class A restricted voting shares in the capital of Alignvest, and each an “Alignvest Class A Restricted Voting Share”;

“Alignvest Class A Restricted Voting Units” means the Class A restricted voting units offered to the public under Alignvest’s initial public offering at an offering price of $10.00 per Alignvest Class A Restricted Voting Unit, each comprised of one Alignvest Class A Restricted Voting Share and one-half of an Alignvest Warrant;

“Alignvest Class B Shares” means the Class B shares in the capital of Alignvest; and each an “Alignvest Class B Share”;

“Alignvest directors” has the meaning ascribed to it under the heading “Contractual Right of Action”;

“Alignvest Founders” means, collectively, AMC, Bonnie Brooks, Joe Natale, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker;

“Alignvest Interim Financial Statements” means the unaudited condensed interim financial statements of Alignvest as at and for the three and six months ended October 31, 2016, and attached to this prospectus as Appendix B;

“Alignvest Meeting” means the special meeting of shareholders of Alignvest to be held to vote on the Arrangement;

“Alignvest Partners” means Alignvest Partners Master Fund LP;

“Alignvest Shareholders” means the registered or beneficial holders of the Alignvest Class A Restricted Voting Shares and the Alignvest Class B Shares, as the context requires;

“Alignvest Sponsor Equity Investment” means the subscription by Alignvest Partners for, and the issuance by Alignvest to Alignvest Partners of, the number of Alignvest Class B Shares and/or TIP Inc. Common Shares in consideration of the payment by Alignvest Partners of the amount of approximately U.S.$21,200,000 to Alignvest pursuant to the Alignvest Sponsor Subscription Agreement, as set out in the Alignvest Sponsor Subscription Agreement, which may, by agreement, be substituted in whole or in part by the purchase Alignvest Partners of Alignvest Class A Restricted Voting Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Restricted Voting Shares, and such existing Alignvest Shareholders will be deemed to have withdrawn their election to have their Alignvest Class A Restricted Voting Shares redeemed and shall not be Participating Shareholders;

“Alignvest Sponsor Subscription Agreement” means the subscription agreement between Alignvest and Alignvest Partners, dated November 1, 2016;

“Alignvest U.S. Subsidiary” means a wholly-owned subsidiary of Alignvest newly incorporated under the laws of Delaware under the name “Trilogy International Partners Holdings (U.S.) Inc.”, having director and officer conflict of interest provisions consistent with the OBCA and having the same board of directors at the Effective Time as TIP Inc. will have at the completion of the Plan of Arrangement;

“Alignvest U.S. Subsidiary Subscription” means the subscription by the Alignvest U.S. Subsidiary for, and the issuance by Trilogy to the Alignvest U.S. Subsidiary of, the number of Trilogy Class A Units and at a subscription price per Trilogy Class A Unit as specified in the Alignvest U.S. Subsidiary Subscription Agreement for aggregate subscription proceeds of U.S.$10,000 pursuant to the Alignvest U.S. Subsidiary Subscription Agreement;

“Alignvest U.S. Subsidiary Subscription Agreement” means the subscription agreement pursuant to which Alignvest U.S. Subsidiary subscribes for new Trilogy Class A Units at an aggregate subscription price of U.S.$10,000 contemporaneously with or prior to the Effective Time;

“Alignvest Warrants” means the 13,402,688 share purchase warrants of Alignvest issued under the Warrant Agreement which, after completion of the Arrangement, will each entitle the holder thereof to purchase one TIP Inc. Common Share for aggregate consideration of C$11.50;

“allowable capital loss” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses”;

“Alltel” means Alltel Corporation;

“AMC” has the meaning ascribed to it under “Prospectus Summary – Alignvest”;

“AMF” has the meaning ascribed to it under “Securities Law Exemptions”;

“ARPU” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions”;

“Arrangement Agreement” means the arrangement agreement dated November 1, 2016 and amended on December 20, 2016, between Alignvest and Trilogy relating to the Arrangement, as it may be amended, supplemented or otherwise modified from time to time;

“Arrangement” means the arrangement pursuant to the provisions of section 182 of the OBCA on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

“Arrangement Resolution” means the resolution of the holders of Alignvest Class A Restricted Voting Shares and Alignvest Class B Shares, voting together as if they were a single class of shares, approving the Plan of Arrangement as required by the OBCA and the Interim Order;

“Arrangement Subscription Consideration” means, without duplication, the amount of money in the Escrow Account plus (i) cash on hand immediately prior to the completion of the Arrangement, including the amount received by Alignvest from the Alignvest Sponsor Equity Investment and the Alignvest Additional Subscriptions, and less (ii) the amount of money for the redemptions of Alignvest Class A Restricted Voting Shares, the subscription price for the Trilogy Class A Units and Expenses. For greater certainty, any proceeds from the Alignvest Sponsor Equity Investment utilized for the purposes of covering redemptions or purchases of Alignvest Class A Restricted Voting Shares will not be included in the added amount in (i) nor the subtracted amount in (ii);

“Arrangement Trilogy Class B Units” means, without duplication, the number of Trilogy Class B Units equal to: (a) the number of Alignvest Shares outstanding immediately prior to the Effective Time, plus (b) the number of Alignvest Class B Shares and/or TIP Inc. Common Shares to be issued on closing of the Alignvest Sponsor Equity Investment, (c) the number of Alignvest Class B Shares and/or TIP Inc. Common Shares to be issued in connection with the Alignvest Additional Subscriptions, and (d) reducing such total of (a), (b) and (c) for any redemptions of Alignvest Class A Restricted Voting Shares;

“ATT” means the Autoridad de Regulación y Fiscalación de Telecomunicaciones y Transportes of Bolivia;

“AT&T Wireless” means AT&T Wireless Services, Inc.;

“Audit Committee” has the meaning ascribed to it under the heading “Audit Committee”;

“Awarded DSU” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – DSU Plan”;

“BaltCom” means BaltCom GSM;

“BCBCA” means the Business Corporations Act (British Columbia), as it may be amended from time to time;

“Bolivian Syndicated Loan” has the meaning ascribed to it under the heading “Material Contracts – Bolivian Syndicated Loan”;

“Bolivian Syndicated Loan Agreement” has the meaning ascribed to it under the heading “Material Contracts – Bolivian Syndicated Loan”;

“C&CG Committee” means the Compensation and Corporate Governance Committee of TIP Inc.;

“Canada-U.S. Tax Convention” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Authority;

“Cause” has the meaning ascribed to it under the heading “Director and Executive Officer Compensation – Named Executive Officers – Employment Agreements, Termination and Change of Control Benefits”;

“capital intensity” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions”;

“CAPEX” means capital expenditures, as represented by purchases of property and equipment from continuing operations from Trilogy’s consolidated statement of cash flows, plus New Zealand property and equipment additions which are included under vendor-backed financing or capital lease arrangements;

“Change of Control” has the meaning ascribed to it under the heading “Director and Executive Officer Compensation – Named Executive Officers – Employment Agreements, Termination and Change of Control Benefits”;

“Change of Control Event” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – DSU Plan”;

“CFPOA” has the meaning ascribed to it under the heading “Risk Factors”;

“churn” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions”;

“Code” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations – Authority”;

“Code of Ethics” has the meaning ascribed to it under the heading “Corporate Governance – Ethical Business Conduct”;

“Columbia Sportswear” means Columbia Sportswear, Inc.;

“Committee” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – RSU Plan – Eligible Participants”;

“Comteco” means Cooperativa de Telecomunicaciones y Servicios de Cochabamba, Ltda.;

“Contravening Shareholder” has the meaning ascribed to it under the heading “Description of Securities –

Ownership and Voting Restrictions”;

“Costco” means Costco Wholesale Corporation;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“CPI” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – New Zealand (2degrees) – Market Context”;

“data revenue” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions”;

“Director” means the Director appointed pursuant to Section 278 of the OBCA;

“Distribution Date” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – DSU Plan”;

“Distribution Value” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – DSU Plan”;

“Drag-Along Sale” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – Trilogy LLC Agreement – Change of Control; Drag-Along; Required Approvals for Sale Transactions;

“DRIP” has the meaning ascribed to it under the heading “Dividend Policy and Dividend Reinvestment Plan”;

“DSU Account” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – DSU Plan”;

“DSU Plan” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions”;

“DSUs” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – DSU Plan”;

“Effective Date” means the effective date of the Arrangement, being the date shown on the Alignvest certificate of arrangement;

“Effective Time” means 9:01 a.m. (Toronto time) on the Effective Date, or such other time as Alignvest and Trilogy agree to in writing before the Effective Date;

“EIP” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – New Zealand (2degrees) – Product Offering”;

“EIP Buyer” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilgoy – Liquidity and Capital Resource Measures – Sale of trade receivables”;

“EIP Sale Agreement” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilgoy – Liquidity and Capital Resource Measures – Sale of trade receivables”;

“Employee Retention Policy” has the meaning ascribed to it under the heading “Director and Executive Officer Compensation – Named Executive Officers – Employment Agreements, Termination and Change of Control Benefits”;

“Equipment Subsidy” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures – Consolidated Equipment Subsidy”;

“Equity Interests” means the issued and outstanding TIP Inc. Common Shares and Trilogy Class C Units;

“Escrow Account” means the escrow account of Alignvest established and maintained by the Escrow Agent, which holds in escrow the proceeds of the initial public offering of the Alignvest Class A Restricted Voting Shares and certain of the Alignvest Warrants;

“Escrow Agent” means TSX Trust Company of Canada, and its successors and permitted assigns;

“Exchange Act” has the meaning ascribed to it under the heading “Corporate Structure – TIP Inc.”;

“Excess DSUs” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – DSU Plan”;

“Existing Notes” has the meaning ascribed to it under the heading “Material Contracts – Existing Notes Indenture”;

“Existing Notes Indenture” has the meaning ascribed to it under the heading “Material Contracts – Existing Notes Indenture”;

“Expenses” means the Alignvest expenses, which include deferred underwriter fees and expenses related to the initial public offering of Alignvest, Alignvest’s ongoing affairs and the transactions contemplated under the Arrangement Agreement, together with a reasonable reserve for future expenses (including, without limitation, a reasonable dividend reserve);

“FATCA” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Foreign Account Tax Compliance Act”;

“FCPA” has the meaning ascribed to it under “Risk Factors”;

“Fifth Amended and Restated Trilogy LLC Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of Trilogy, dated as of December 30, 2010, as amended;

“First Supplemental Indenture” has the meaning ascribed to it under the heading “Material Contracts – Existing Notes Indenture”;

“Forfeiture and Transfer Restrictions Agreement and Undertaking” has the meaning ascribed to it under the heading “Securities Subject to Contractual Restriction on Transfer – Alignvest Founders Shares;

“forward looking information” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Caution Regarding Forward-Looking Statements”;

“forward looking statement” has the meaning ascribed to it under the heading “Caution Regarding Forward-Looking Statements”;

“Gbps” means gigabits per second;

“Good Reason” has the meaning ascribed to it under the heading “Director and Executive Officer Compensation – Named Executive Officers – Employment Agreements, Termination and Change of Control Benefits”;

“Governmental Authority” shall mean any federal, provincial, state, regional, county, city, municipal or local government, whether foreign or domestic, or any department, agency, court, bureau or other administrative or regulatory body obtaining authority from any of the foregoing, or any stock exchange or similar marketplace;

“GSM” or “2G” has the meaning ascribed to it under the heading “Prospectus Summary – Overview – Trilogy Today”;

“Guidelines” has the meaning ascribed to it under the heading “Corporate Governance – Statement of Corporate Governance Practices”;

“Hautaki” means Hautaki Limited;

“Holder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“Huawei Loan” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Results of Operations – Consolidated Other Expenses”;

“IDC” means International Data Corporation;

“ILD” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Results of Operations”;

“Independent Directors” means those members of the board of directors of the Managing Member who are not employees, officers, managers or partners of the Managing Member or any of its affiliates, and who are not holders of any Trilogy Class C Units or employees, officers, managers, partners or affiliates of any holder of Trilogy Class C Units, and who have been determined to be independent directors of the Managing Member by the board of directors of the Managing Member;

“Initial Purchaser” has the meaning ascribed to it under the heading “Material Contracts – Existing Notes Indenture”;

“Investor” has the meaning ascribed to it under the heading “Principal Shareholders – Investor Rights Agreements”;

“Investor Rights Agreement” has the meaning ascribed to it under the heading “Principal Shareholders – Investor Rights Agreements”;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Alignvest Meeting, as such order may be amended by the Court with the consent of Alignvest and Trilogy, each acting reasonably;

“IRS” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – Authority”;

“Island Loan” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Transactions with Related Parties;

“ISP” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – New Zealand (2degrees) – Product Offering”;

“KMCH” means KMCH Holdings Limited;

“Lead Underwriters” has the meaning ascribed to it under the heading “Securities Subject to Contractual Restriction on Transfer – Alignvest Founders Shares;

“Lock-Up Agreement” has the meaning ascribed to it under the heading “Securities Subject to Contractual Restriction on Transfer – Lock-Up Agreements”;

“Lock-Up Period” has the meaning ascribed to it under the heading “Corporate Structure – Trilogy LLC Agreement – Transfer Restrictions”;

“Lock-Up Restrictions” has the meaning ascribed to it under the heading “Securities Subject to Contractual Restriction on Transfer – Lock-Up Agreements”;

“Locked-Up Shareholder” means each of SG Enterprises, Brad J. Horwitz, the Alignvest Founders, Alignvest Partners, Erik Mickels, Scott Morris, 2degrees Participating Minority Shareholders and any 2degrees Optionholders that exchange their 2degrees Shares that may be issued upon exercise of 2degrees Options for TIP Inc. Common Shares following the Arrangement;

“LTE” means has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – Overview – Trilogy Today”;

“M&A” means mergers and acquisitions;

“Managing Member” has the meaning ascribed to it under the heading “Corporate Structure – Trilogy LLC Agreement – Management”;

“MBIE” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – New Zealand (2degrees) – Market Context”;

“McCaw Cellular” means McCaw Cellular Communications;

“MD&A” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy”; “Microsoft” means Microsoft Corporation; “MJDS” has the meaning ascribed to it under the heading “Corporate Structure – TIP Inc.”;

“MNOs” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Key Performance Indicators – Blended Wireless Churn”;

“Moody’s” means Moody’s Investors Service, Inc.;

“MTRs” means mobile telephone termination rates;

“New Zealand Ownership Constraint” has the meaning ascribed to it under the heading “Description of Securities — Ownership and Voting Restrictions”;

“NI 41-101” has the meaning ascribed to it under the heading “Securities Law Exemptions”;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings;

“NI 52-107” means National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“NP 58-201” means National Policy 58-201 – Corporate Governance Guidelines;

“Nominating Shareholder” has the meaning ascribed to it under the heading “Description of Securities – Advance Notice Requirements for Director Nominations”;

“Non-Resident Holder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”;

“Non-U.S. Holder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – U.S. Holder and Non-U.S. Holder Defined”;

“Notice Date” has the meaning ascribed to it under the heading “Description of Securities — Advance Notice Requirements for Director Nominations”;

“NuevaTel” means Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A.;

“NuevaTel Shareholders” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement”;

“NuevaTel Shareholders Agreement” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement”;

“NuevaTel Shares” means the issued and outstanding shares of NuevaTel;

“OBCA” means the Business Corporations Act (Ontario), as it may be amended from time to time;

“OCR” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – New Zealand (2degrees) – Market Context”;

“OECD” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Business Segment Analysis – New Zealand (2degrees)”;

“OIO” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – New Zealand (2degrees) – Market Context”;

“Outside Date” has the meaning ascribed to it under the heading “Corporate Structure – Arrangement Agreement – Termination of the Arrangement Agreement”;

“overseas person” has the meaning ascribed to it under the heading “Description of Securities – Ownership and Voting Restrictions”;

“Overseas Shareholder” has the meaning ascribed to it under the heading “Description of Securities – Ownership and Voting Restrictions”;

“Parent” has the meaning ascribed to it under the definition of Subsidiary;

“Participating Shareholder” means an Alignvest Shareholder, other than a Redeeming Shareholder;

“Parties” means, together, Alignvest and Trilogy, and each, a “Party”;

“Person” shall mean any individual, corporation, partnership, firm, joint venture, association, limited liability company, joint stock company, trust, estate, unincorporated organization, Governmental Authority, or other entity;

“Plan of Arrangement” means the plan of arrangement to the Arrangement Agreement, as amended or supplemented from time to time in accordance with the terms thereof, the terms of the Arrangement Agreement or made at the discretion of the Court, with the consent of Alignvest and Trilogy, each acting reasonably;

“Programs and Policies” has the meaning ascribed to it under the heading “Notice to Readers”;

“Québec Securities Act” has the meaning ascribed to it under the heading “Securities Law Exemptions”;

“Redeeming Shareholder” means a holder of Alignvest Class A Restricted Voting Shares who has validly elected to redeem his, her or its Alignvest Class A Restricted Voting Shares in respect of the Arrangement in accordance with the redemption rights provided in the constating documents of Alignvest, and who has not withdrawn such election;

“Redemption Deposit Date” means the second business day before the Alignvest Meeting, or the second business day before any adjournment(s) or postponement(s) thereof;

“Redemption Replacement Amount” means an amount equal to the aggregate number of Alignvest Class A Restricted Voting Shares, if any, in respect of which redemption rights have been exercised and not withdrawn multiplied by C$10;

“Resident Holder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“Restricted Parties” has the meaning ascribed to it under the heading “Securities Subject to Contractual Restriction on Transfer – Alignvest Founders Shares”;

“RRSP” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”;

“RRIF” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”;

“RSU Plan” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions”;

“RSUs” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – RSU Plan – Eligible Participants”;

“S&P” means Standard & Poor’s;

“Sale Transaction” has the meaning ascribed to it under the heading “Description of Securities – Rights and Restrictions in Connection with a Proposed Sale Transaction”;

“Securities” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible at www.sedar.com;

“SEC” means the U.S. Securities and Exchange Commission;

“Senior Facilities Agreement” has the meaning ascribed to it under the heading “Material Contracts – 2degrees Credit Facilities”;

“Separation Date” has the meaning ascribed to it under the heading “Equity Incentive Plan Descriptions – DSU Plan”;

“Service Revenues” means the sum of wireless services revenues, wireline service revenues and non-subscriber international long-distance and other revenues;

“signatories” has the meaning ascribed to it under the heading “Contractual Right of Action”;

“SG Enterprises” means SG Enterprises II, LLC;

“SG Enterprises Equity Investment” has the meaning ascribed to it under “Prospectus Summary – Summary Financial Information – Pro Forma Consolidated Capitalization”;

“SIM” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – Bolivia (NuevaTel) – Market Context”;

“SME” has the meaning ascribed to it under the heading “Prospectus Summary – New Zealand (2degrees) – Strategy”;

“Snap” means Snap Limited;

“SOX” means the U.S. Sarbanes-Oxley Act of 2002;

“Special Voting Share” means the special voting share in the capital of TIP Inc.;

“Specified Securities” has the meaning ascribed to it under the heading “Securities Subject to Contractual Restrictions on Transfer – Lock-Up Agreements”;

“SSI” has the meaning ascribed to it under the heading “Prospectus Summary – Summary Financial Information – Summary Historical and Pro Forma Consolidated Financial Information”;

“Stanton/Gillespie” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Transactions with Related Parties;

“subject employee” has the meaning ascribed to it under the heading “Director and Executive Officer Compensation – Named Executive Officers – Employment Agreements, Termination and Change of Control Benefits”;

“Subsidiary” with respect to any Person (the “Parent”) shall mean any Person of which such Parent, at the time in respect of which such term is used, (a) owns directly or indirectly more than 50% of the equity or beneficial interests, or (b) owns directly or indirectly, or controls with the power to vote, through one or more Subsidiaries shares of capital stock or beneficial interest having the power to cast at least a majority of the votes entitled to be cast for the election of directors, trustees, managers or other officials having powers analogous to those of directors of a corporation;

“SVP” has the meaning ascribed to it under the heading “Director and Executive Officer Compensation”;

“T-Mobile USA” means T-Mobile USA Inc.;

“Tax Act” means the Income Tax Act (Canada) including the regulations promulgated thereunder, as amended;

“Tax Matters Partner” has the meaning ascribed to it under the heading “Corporate Structure – Trilogy LLC Agreement – Tax Matters Partner”;

“Tax Proposals” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Taxation of Capital Gains and Capital Losses”;

“Tesbrit” means Tesbrit B.V.;

“TINZ” means Trilogy International New Zealand LLC, a Delaware limited liability company;

“TINZ Participating Unit Holder Consideration” means the TINZ units transferred to TIP Inc. by the TINZ Participating Unit Holders by way of transfer of the TINZ Units legally and/or beneficially held by each TINZ Participating Unit Holder to TIP Inc.;

“TINZ Participating Unit Holders” means all of the registered and/or beneficial holders of units of TINZ, other than Trilogy International South Pacific LLC;

“TINZ Participating Unit Holders Exchange” means the payment by the TINZ Participating Unit Holders of the TINZ Participating Unit Holders Consideration and the issuance by TIP Inc. to the TINZ Participating Unit Holders of TIP Inc. Common Shares;

“TINZ Units” means the units in TINZ;

“TIP Inc.” means Trilogy International Partners Inc., the corporation to be continued from Ontario under the OBCA to British Columbia under the BCBCA to result from the transactions contemplated by the Arrangement;

“TIP Inc. Common Shares” means the Alignvest Class B Shares, as redesignated under the Arrangement at the Effective Time as common shares in the capital of TIP Inc., and having the terms and conditions set forth in the Plan of Arrangement;

“TIP Inc. Meeting” has the meaning ascribed to it under the heading “Description of Securities – Voting Trust Agreement – Voting Rights with Respect to Trilogy”;

“TIP Inc. Pro Forma Financial Statements” means the unaudited pro forma financial statements of Trilogy, after giving effect to the Arrangement, as at and for the nine months ended September 30, 2016, and for the year ended December 31, 2015, together with the notes and assumptions thereto, and attached to this prospectus as Appendix G;

“TIP Inc. Shareholders” means the registered or beneficial holders of the TIP Inc. Common Shares at the applicable time;

“TIRS” means Trilogy International Radio Spectrum LLC, a Delaware limited liability company;

“TISP” means Trilogy International South Pacific LLC, a Delaware limited liability company;

“TFSA” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”;

“Trilogy” means Trilogy International Partners LLC or, for the purposes of the MD&A, Trilogy and its consolidated subsidiaries in New Zealand and Bolivia;

“Trilogy Audited Annual Financial Statements” means the audited consolidated financial statements of Trilogy as of and for the years ended December 31, 2015, 2014 and 2013, together with the notes thereto and the auditors’ report thereon, and attached to this prospectus as Appendix E;

“Trilogy Class A Unit” means a new class A unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement;

“Trilogy Class B Unit” means a new class B unit of Trilogy to be issued pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement;

“Trilogy Class C Unit” means a new class C unit of Trilogy to be issued in one or more series pursuant to the Trilogy Reorganization Transaction, the terms of which will be as set forth in the Trilogy LLC Agreement, and which, among other things, will include the Trilogy Class C Unit Redemption Rights;

“Trilogy Class C Unit Redemption Rights” means the redemption rights granted under the terms of the Trilogy Class C Units issued pursuant to the Trilogy LLC Agreement;

“Trilogy Dominicana” means Trilogy Dominicana, S.A.;

“Trilogy Founders” means, collectively, John W. Stanton, Brad J. Horwitz and Theresa E. Gillespie, and individually, a “Trilogy Founder”;

“Trilogy Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Trilogy as of and for the nine and three months ended September 30, 2016 and 2015, together with the notes thereto, and attached to this prospectus as Appendix F;

“Trilogy LLC Agreement” means the Sixth Amended and Restated Limited Liability Company Agreement to be entered into among Trilogy and its members on the Effective Date;

“Trilogy Members” has the meaning ascribed to it under the heading “Corporate Structure – Trilogy LLC Agreement – Description of Units”;

“Trilogy Reorganization Transaction” means the reorganization and recapitalization of Trilogy in accordance with the Fifth Amended and Restated LLC Agreement to create and issue the new Trilogy Class A Units, Trilogy Class B Units and Trilogy Class C Units and the other transactions related thereto, that are to be completed on or prior to the Effective Time as contemplated by the Trilogy LLC Agreement;

“Trilogy Units” has the meaning ascribed to it under the heading “Corporate Structure – Trilogy LLC Agreement – Description of Units”;

“Trilogy Warrant Rights” means the right of TIP Inc. to purchase a number of Trilogy Class B Units equal to the number of TIP Inc. Common Shares issuable on the exercise of the Alignvest Warrants for the amount of the net consideration received by TIP Inc. pursuant to the exercise of such Alignvest Warrants;

“Trustee” means TSX Trust Company of Canada;

“TSX” means the Toronto Stock Exchange;

“U.S. GAAP” means U.S. generally accepted accounting principles;

“U.S. Holder” has the meaning ascribed to it under the heading “Certain United States Federal Income Tax Considerations – U.S. Holder and Non-U.S. Holder Defined”;

“U.S. PCAOB GAAS” has the meaning ascribed to it under the heading “Securities Law Exemptions”;

“Verizon” means Verizon Communications Inc.;

“Voicestream” means VoiceStream Wireless Corporation;

“VOIP” has the meaning ascribed to it under the heading “Risk Factors”;

“Voting Trust Agreement” means an agreement to be made between TIP Inc., Trilogy and the Trustee substantially in the form and substance of Schedule G of the Arrangement Agreement, with such changes thereto as Alignvest and Trilogy, acting reasonably, may agree;

“Warrant Agreement” means the warrant agency agreement between Alignvest and Equity Financial Trust Company, as warrant agent, dated June 24, 2015, as it may be amended from time to time;

“Western Wireless” means Western Wireless Corporation;

“Western Wireless LLC” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – Bolivia (NuevaTel) – Emerging Market Considerations”;

“Western Wireless Subsidiaries” has the meaning ascribed to it under the heading “Description of the Business of TIP Inc. – Bolivia (NuevaTel) – Emerging Market Considerations”;

“wireless service revenue” has the meaning ascribed to it under the heading “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions”; and

“WWI” or “Western Wireless International” means Western Wireless International Corporation.

NOTICE TO READERS

This prospectus is being filed by Alignvest Acquisition Corporation (“Alignvest”) which is a special purpose acquisition corporation incorporated under the laws of the Province of Ontario. Alignvest was organized for the purpose of effecting an acquisition of one or more businesses or assets by way of a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination involving Alignvest that will qualify as its “qualifying acquisition”.

On November 1, 2016, Alignvest announced that it had entered into the Arrangement Agreement with Trilogy pursuant to which, among other things, Alignvest shall acquire, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy by way of a plan of arrangement. The Arrangement constitutes Alignvest’s qualifying acquisition.

This prospectus is being filed in accordance with section 1028 of the Toronto Stock Exchange Company Manual in connection with the completion of Alignvest’s qualifying acquisition. Unless otherwise indicated, the disclosure in this prospectus has been prepared assuming that the Arrangement has become effective. References to the “TIP Inc.” in this prospectus are to Alignvest after giving effect to the Arrangement. Following the Arrangement, TIP Inc. will indirectly own a significant economic interest in Trilogy’s existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia. See “Description of the Business of TIP Inc.” and “Risk Factors”.

The information provided herein concerning TIP Inc. following the completion of the Arrangement is provided as of the date of this prospectus. Accordingly, the information provided herein is subject to change prior or subsequent to the Effective Date. See “Caution Regarding Forward-Looking Statements”.

Unless otherwise indicated, references herein to the programs, policies, procedures, practices, guidelines, mandates and plans (collectively, the “Programs and Policies”) of TIP Inc. refer, in each case, to the Programs and Policies of TIP Inc. which are expected to be formally ratified and adopted by TIP Inc. Board subsequent to the Arrangement. Unless otherwise indicated, the disclosure in respect of the Programs and Policies contained in this prospectus is presented on the assumption that the Programs and Policies have been formally ratified by TIP Inc. Board in such form and have been instituted at TIP Inc. Notwithstanding the foregoing, prior to the formal ratification and adoption of each of the Programs and Policies, it is expected that the TIP Inc. Board will review and adjust such Programs and Policies to the extent necessary to ensure that the specific requirements of TIP Inc. and its operations are met. Accordingly, the disclosure contained in this prospectus in respect of such Programs and Policies remains subject to revision prior or subsequent to the Effective Date.

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “U.S.$” are to United States dollars. References to “C$” are to Canadian dollars and references to “NZD$” are to New Zealand dollars.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon spot rates of exchange for the U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada.

	Nine Months Ended September 30		Year Ended December 31
	2016	2015	2015	2014
Noon rate at end of period	C$1.3117	C$1.3394	C$1.3840	C$1.1601
Average noon rate during period	C$1.3218	C$1.2600	C$1.2787	C$1.1045
High noon rate for period	C$1.4589	C$1.3413	C$1.3990	C$1.1643
Low noon rate for period	C$1.2544	C$1.1728	C$1.1728	C$1.0614

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, published by Oanda (www.oanda.com).

	Nine Months Ended September 30		Year Ended December 31
	2016	2015	2015	2014
Rate at end of period	U.S.$0.7266	U.S.$0.6376	U.S.$0.6844	U.S.$0.7823
Average rate during period	U.S.$0.6922	U.S.$0.7112	U.S.$0.6999	U.S.$0.8300
High rate for period	U.S.$0.7442	U.S.$0.7825	U.S.$0.7825	U.S.$0.8815
Low rate for period	U.S.$0.6386	U.S.$0.6265	U.S.$0.6265	U.S.$0.7659

Unless otherwise indicated, all financial statements and information included in this prospectus were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Alignvest Shareholders who are resident in Canada should be aware that U.S. GAAP is different from International Financial Reporting Standards generally applicable to Canadian-incorporated companies.

This prospectus makes reference to certain non-U.S. GAAP measures and wireless telecommunication industry metrics. These measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of Trilogy’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of Trilogy’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of Trilogy include “Adjusted EBITDA”, “Adjusted EBITDA margin”, “CAPEX” and “consolidated equipment subsidy”. See “Description of the Business of TIP Inc. – Non-GAAP Reconciliation” and “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures” for a definition and reconciliation of certain of the foregoing non-U.S. GAAP measures to their most directly comparable measures calculated in accordance with U.S. GAAP.

This prospectus also makes reference to “data revenue”, “wireless service revenues”, “subscriber count”, “monthly average revenue per wireless user” or “ARPU”, “churn”, “cost of acquisition”, “equipment subsidy per gross addition”, and “capital intensity”, which are commonly used operating metrics in the wireless telecommunications industry, but may be calculated differently compared to other wireless telecommunication providers.

Alignvest and Trilogy believe that these non-U.S. GAAP financial measures and operating metrics provide meaningful supplemental information regarding Trilogy’s performance and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. These financial measures and operating metrics are intended to provide investors with supplemental measures of Trilogy’s operating performance and thus highlight trends in Trilogy’s core business that may not otherwise be apparent when solely relying on the U.S. GAAP measures. For a description of why these measures are presented and a definition of each measure, see the sections entitled “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures” and “Description of the Business of TIP Inc. – Non-GAAP Reconciliation”.

The TIP Inc. Pro Forma Financial Statements included in Appendix G to this prospectus assume the completion of the Arrangement. The TIP Inc. Pro Forma Financial Statements should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements and the Trilogy Interim Financial Statements included in Appendix A, Appendix B, Appendix E, and Appendix F to this prospectus, respectively.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to: statements concerning the completion and proposed terms of, and matters relating to, the Arrangement and the expected timing related thereto; the likelihood of the Arrangement being completed; the redemption amount in respect of the Alignvest Class A Restricted Voting Shares; the members of the TIP Inc. Board and the executive officers of TIP Inc. following the Arrangement; the expected operations, financial results and condition of TIP Inc. following the Arrangement, including with respect to 2degrees and NuevaTel; expectations regarding TIP Inc.’s projected Adjusted EBITDA, Service Revenues, Adjusted EBITDA margin, CAPEX and number of subscribers for the remainder of 2016 and 2017; TIP Inc.’s projected telecommunications usage levels, including traffic and subscriber growth; general economic trends; statements based on the TIP Inc. Pro Forma Financial Statements; TIP Inc.’s Programs and Policies; TIP Inc.’s future objectives and strategies to achieve those objectives, including TIP Inc.’s stated intention of growing through the acquisition of additional companies, to reduce its net leverage and to pursue new platform investments in other international jurisdictions; the listing or continued listing of the TIP Inc. Common Shares and the Alignvest Warrants on the TSX; any market created for TIP Inc.’s securities; the estimated cash flow, capitalization and adequacy thereof for TIP Inc. following the Arrangement; the expected benefits of the Arrangement to, and resulting treatment of, holders of Alignvest Class A Restricted Voting Shares, Alignvest Class B Shares and the Alignvest Warrants; the amount and frequency of any dividend paid on the TIP Inc. Common Shares; the anticipated effects of the Arrangement; the form of Voting Trust Agreement; ownership restrictions and other provisions in TIP Inc.’s Articles; the number of TIP Inc. Common Shares and Trilogy Class C Units outstanding following the Arrangement; the treatment of the Trilogy senior secured notes; TIP Inc.’s compensation of its directors and executive officers; the likelihood of the Arrangement being completed; principal steps to the Arrangement; the satisfaction of the conditions to consummate the Arrangement; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “expect”, “intend”, “estimate”, “anticipate”, “believes”, “should”, “plans” or “continue”, or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management’s current beliefs, expectations and assumptions and are based on information currently available to management, management’s historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in this prospectus, Alignvest and Trilogy have made certain assumptions with respect to, among other things: the anticipated approval of the Arrangements by the Alignvest Shareholders and the Court; the anticipated receipt of any required regulatory approvals and consents (including the final approval of the TSX); the expectation that each of Alignvest and Trilogy will comply with the terms and conditions of the Arrangement Agreement; the expectation that no event, change or other circumstance will occur that could give rise to the termination of the Arrangement Agreement; that no unforeseen changes in the legislative and operating frameworks for TIP Inc. will occur; that TIP Inc. will meet its future objectives and priorities; that TIP Inc. will have access to adequate capital to fund its future projects and plans; that TIP Inc.’s future projects and plans will proceed as anticipated; taxes payable; subscriber growth, pricing, usage and churn rates; technology deployment; data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive intensity.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: Trilogy’s ability to continue as a going concern; Trilogy’s ability to obtain sufficient financial resources to achieve its objectives; Trilogy’s significant level of indebtedness and the refinancing, default and other risks, limits, restrictive covenants and restrictions resulting therefrom; Trilogy’s history of losses; Trilogy’s ability to incur additional debt despite its indebtedness level; Trilogy’s ability to raise additional funds or have sufficient resources given its level of indebtedness; the risk that Trilogy’s credit ratings could be downgraded; Trilogy’s status as a holding company; the significant political, social, economic and legal risks of operating in Bolivia; the regulated nature of the industry in which Trilogy participates; the use of “conflict minerals” and the effect thereof on the manufacturing of certain products, including handsets; intense competition; lack of control over network termination, roaming and international long distance costs; rapid technological change and associated costs; the need for spectrum access; general economic risks; natural disasters including earthquakes; cyber-security risks; privacy breaches; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on equipment suppliers; intellectual property infringement claims; health risks associated with handsets; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; minority shareholder related risks; Trilogy’s future growth being dependent on innovation and development of new products; reliance on management; tax related risks; litigation, including class actions and regulatory matters; foreign exchange and interest rate changes; currency controls; anti-bribery compliance; the ability of Trilogy to protect subscriber information; risks as a publicly traded company, including, but not limited to, compliance and costs associated with SOX (to the extent applicable); internal controls over financial reporting; compliance with laws generally; general business and economic uncertainties and adverse market conditions; TIP Inc.’s payment of dividends; volatility of TIP Inc. Common Share price; dilution of TIP Inc. Common Shares; market coverage; risks related to the achievement of TIP Inc.’s business objectives; conditions precedent or approvals required for the Arrangement not being obtained; the potential benefits of the Arrangement not being realized, Alignvest and Trilogy’s ability to delay or amend the implementation of all or part of the Arrangement or to proceed with the Arrangement even if certain consents and approvals are not obtained on a timely basis; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and the costs related to the Arrangement that must be paid even if the Arrangement is not completed. For a further description of these and other factors that could cause actual results to differ materially from the forward-looking statements included in this prospectus, see the risk factors discussed under the heading “Risk Factors” and as described from time to time in the reports and disclosure documents filed by Alignvest and, following the Arrangement, TIP Inc. with the Canadian securities regulatory agencies and commissions. This list is not exhaustive of the factors that may impact the forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Alignvest’s forward-looking statements. As a result of the foregoing and other factors, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements included in and incorporated into this prospectus are qualified by these cautionary statements. Unless otherwise indicated, the forward-looking statements contained herein are made as of the date of this prospectus and, except as expressly required by applicable law, Alignvest undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by Alignvest that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

MARKET AND INDUSTRY DATA

This prospectus relies on and refers to information regarding various companies and certain market and industry data. Alignvest and Trilogy have obtained this information and industry data from independent market research reports and information made publicly available by such companies. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although Alignvest and Trilogy believe the market research and publicly available information is reliable, Alignvest and Trilogy have not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

PROSPECTUS SUMMARY

The following is a summary of this prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

All dollar amounts are expressed in United States dollars and references to “$” or “U.S.$” are to United States dollars. References to “C$” are to Canadian dollars and references to “NZD$” are to New Zealand dollars. All amounts have been adjusted to exclude activity from discontinued operations for the periods presented unless otherwise indicated.

Alignvest

Alignvest is a special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, which is referred to throughout this prospectus as Alignvest’s “qualifying acquisition”.

This qualifying acquisition is entirely consistent with the approach and the objectives outlined at the time of Alignvest’s initial public offering:

•	The transaction was sourced based on a proprietary relationship in an industry in which Alignvest has significant expertise;

•

Alignvest’s partners, Nadir Mohamed (former CEO of Rogers Communications, Chairman of Alignvest), Anthony Lacavera (Founder, former Chairman and CEO of Wind Mobile Canada), and Joe Natale (current proposed President and CEO of Rogers Communications, former President and CEO of Telus), are expected to be investors and / or serve on the TIP Inc. Board;

•

Alignvest’s sponsor is able to further invest in a transaction it views as attractive, and Alignvest has secured additional commitments of $63 million (including $21 million from Alignvest’s sponsor) to buy shares at the C$10.00 Alignvest IPO price;

•

Trilogy equity holders are rolling 100% of their equity interest in this transaction, including the Trilogy Founders who, in connection with the Arrangement, agreed to invest an additional $6 million, and who will own over 20% of the equity of the pro forma company ensuring a strong alignment of interests.

Alignvest Management Corporation (“AMC”), the sponsor of Alignvest, is a leading international alternative investment management firm that seeks to deliver exceptional risk adjusted returns for its clients. AMC manages investment capital on behalf of private family offices and institutions. AMC’s founding partners have committed to invest over C$230 million of their personal capital into Alignvest Partners, which is managed by AMC. AMC is the parent company of four investment platforms: Alignvest Capital Management Inc., which invests in public market strategies; Alignvest Private Capital, which makes direct private investments; Alignvest Investment Management Corporation, which provides institutional portfolio management services; and Alignvest Acquisition Corporation, a special purpose acquisition corporation. AMC has offices in Toronto, Ontario and London, UK.

On November 1, 2016, Alignvest entered into the Arrangement Agreement with Trilogy pursuant to which, among other things, Alignvest shall acquire, directly or indirectly, all of the voting interest in Trilogy by way of the Arrangement. The Arrangement is intended to constitute Alignvest’s qualifying acquisition.

Subject to obtaining certain approvals and the satisfaction of certain conditions, it is anticipated that the Arrangement will be completed in early 2017.

See “Corporate Structure – Alignvest Acquisition Corporation”.

TIP Inc.

Following completion of the Arrangement, TIP Inc. will own a significant economic interest in Trilogy’s existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia.

Overview

Trilogy, based in Bellevue, Washington, is an internationally focused privately held wireless telecommunications company founded in 2005 by U.S. wireless industry pioneers. With operating companies in New Zealand and Bolivia, and the intent to pursue strategic, accretive acquisitions, Trilogy presents a platform for public investors to invest alongside experienced telecom entrepreneurs in international markets.

The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world’s largest wireless providers. For instance, McCaw Cellular (of which John W. Stanton was both Vice Chairman and a founding executive) was sold for U.S.$16 billion to the predecessor of AT&T Wireless; Western Wireless (founded by John W. Stanton and Theresa E. Gillespie) was sold to Alltel (since acquired by Verizon) for U.S.$6 billion; and Voicestream (spun off from Western Wireless) was sold to Deutsche Telekom for $34 billion and today continues to operate as T-Mobile USA. Please refer to “Accretive M&A” for additional information.

Trilogy equity holders are rolling 100% of their equity interest in this transaction, including the Trilogy Founders who, in connection with the Arrangement, agreed to invest an additional $6 million, and who will own over 20% of the equity of the pro forma company ensuring a strong alignment of interests.

Trilogy Background

Trilogy was founded in 2005 when the Trilogy Founders, together with a small group of other investors, bought assets including Bolivia (NuevaTel) from Western Wireless, which had been founded by the Trilogy Founders and sold to Alltel for $6 billion.

Over the following 11 years, Trilogy completed a number of transactions that resulted in the portfolio of operations Trilogy currently owns. In 2008, Trilogy acquired 26% of New Zealand Communications Limited, a greenfield mobile wireless operator in New Zealand, now known as 2degrees, and has since increased its stake in the company to 62.9%, as of September 30, 2016. Trilogy is expected to indirectly hold approximately 73.2% of 2degrees upon completion of the Arrangement, subject to certain pre-emptive rights (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). Focusing its efforts on growing 2degrees and NuevaTel, Trilogy sold its operating company in Haiti in 2012 and in the first quarter of 2016 it divested its ownership of a wireless system in the Dominican Republic (adjacent to Haiti), which it had acquired in 2007. Finally, in 2015 2degrees acquired Snap, a New Zealand provider of fixed broadband communications services to enterprise and residential subscribers.

Trilogy Today

Trilogy owns and controls majority stakes in two operations that the Trilogy Founders grew from greenfield developments. 2degrees in New Zealand, with estimated wireless market share of approximately 23%, and NuevaTel in Bolivia, with estimated wireless market share of approximately 24%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. The companies provide mobile services on both a prepaid and postpaid basis. In both markets, postpaid customers have a significantly higher ARPU than prepaid customers, and Trilogy is poised to capture a greater share of these postpaid customers in each market. 2degrees and NuevaTel’s networks support several digital technologies including Global System for Mobile Communications (“GSM” or “2G”); Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”); and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”). 3G and 4G networks are important because they enable customers to use smartphones which enable greater consumption of data. LTE networks are particularly important as data speeds of up to 10 times faster than 3G enable customers to use more data-intensive applications, driving higher revenue. Both 2degrees and NuevaTel benefit from ample spectrum licenses, and have recently invested significant amounts of capital in their network infrastructure in 3G and LTE to benefit from growth in additional data traffic.

Trilogy has strong momentum as both of its operations are benefiting from recent investments in network infrastructure. 2degrees continues to grow rapidly since its start in 2009, while NuevaTel is returning to sequential quarterly Adjusted EBITDA growth following a significant network upgrade. For the year ended December 31, 2015, Trilogy generated consolidated Service Revenues, loss from continuing operations, and Adjusted EBITDA of $536 million, ($41) million, and $139 million, respectively. The underlying segments have exhibited sequential Adjusted EBITDA growth in the third quarter of 2016 and management expects this growth to continue in the fourth quarter of 2016 based on underlying trends and interim results to date. Trilogy believes this momentum will continue and that Service Revenues will grow 12%, from approximately $593 million in 2016 to approximately $662 million in 2017, while loss from continuing operations will improve from approximately ($49) million in 2016 to approximately ($7) million in 2017 and Adjusted EBITDA will grow 18%, from approximately $154 million in 2016 to approximately $183 million in 2017. The following table illustrates Trilogy’s historical quarterly and projected financials both on a consolidated basis as well as on a pro rata basis which reflects Trilogy’s ownership stake of approximately 73.2% in 2degrees and 71.5% in NuevaTel following completion of the Arrangement, subject to certain pre-emptive rights in the case of 2degrees (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). Please refer to “Description of the Business of TIP Inc. – Non-GAAP Reconciliation” for additional information on the calculation of Adjusted EBITDA.

Figure 1: Summary Quarterly and Projected Financial Performance(1)(2)
		2015					2016						Annual
(US$ millions)	Q1A	Q2A	Q3A	Q4A	Q1A		Q2A		Q3A		Q4E	2015A	2016E	2017E
Loss from Continuing Operations												($41)	($49)	($7)

Adjusted EBITDA by segment
New Zealand (2degrees)	$13	$15	$14	$14	$15		$18		$22		$26	$55	$81	$104
Year-over-Year Growth					20%		21%		52%		88%		45%	29%
Bolivia (NuevaTel)	26	23	22	21	18		19		21		23	92	81	86
Year-over-Year Growth					(31%	)	(16%	)	(6%	)	9%		(12% )	6%
											Corporate	(8)	(7)	(7)
					Consolidated Adjusted EBITDA(3)							$139	$154	$183
							Year-over-Year Growth						11%	18%

Pro Rata Adjusted EBITDA by segment
New Zealand (2degrees)	$9	$11	$10	$10	$11		$13		$16		$19	$41	$59	$76
Year-over-Year Growth					20%		21%		52%		88%		45%	29%
Bolivia (NuevaTel)	19	16	16	15	13		14		15		16	66	58	61
Year-over-Year Growth					(31%	)	(16%	)	(6%	)	9%		(12% )	6%
											Corporate	(8)	(7)	(7)
				Pro Rata Consolidated Adjusted EBITDA(3)								$98	$110	$130
							Year-over-Year Growth						11%	19%

Notes:

(1)

See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. Projection represents the midpoint of a range of +/- 2% of the projected amount.

(2)	See “Caution Regarding Forward-Looking Statements”.
(3)	Consolidated Adjusted EBITDA represents a non-U.S. GAAP measure, please refer to “Non-GAAP Reconciliation” below.

A summary overview of Trilogy’s operating subsidiaries is presented below.

	New Zealand (2degrees)	Bolivia (NuevaTel)
Population (in millions)	4.5	11.0
Years of operations	7	16(1)
Ownership	73.2%(2)	71.5%
Original investment / Acquisition year	2008	2006
Headquarters	Auckland	La Paz

Financial metrics (2016E / approx. 2017E)(6)
Service Revenues	$321 million / $377 million	$271million / $284 million
Growth	17%	5%
Adjusted EBITDA	$81 million / $104 million	$81 million / $86 million
Growth	29%	6%
Adjusted EBITDA margin(3)	25% / 28%	30% / 30%

Wireless market summary (Q3 2016)
Subscribers	1.4 million	2.2 million
Key operators	2degrees / Vodafone / Spark	NuevaTel / Entel / Tigo
Market share	23%	24%
Wireless ARPU	$16.64	$9.81
Postpaid / Prepaid ARPU	$40.06 / $8.24	$22.44 / $6.98

Network summary (Q3 2016)
Population coverage(4)	96% / 98%(5)	68%
Total cell sites	1,017	1,056
4G / LTE cell sites	630	572

Notes:

(1)	Includes operating under Western Wireless International.
(2)

Approximate. Assumes completion of the Arrangement and is subject to certain pre-emptive rights, see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”. Excludes impact of convertible intercompany loans that are expected to be outstanding upon completion of the Arrangement.

(3)	Adjusted EBITDA margin by segment is calculated as Adjusted EBITDA by segment divided by Service Revenues by segment.
(4)	Management estimates.
(5)	96% own network, 98% including roaming agreement with Vodafone.
(6)

See “Caution Regarding Forward-Looking Statements”. See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. Projection represents the midpoint of a range of +/- 2% of the projected amount.

2degrees and NuevaTel each exhibit the structural characteristics of international wireless operators that the Trilogy Founders and the Trilogy management team have consistently found attractive, and that have led to significant value creation. Each company operates in a stable three player market; has meaningful market share; is poised to benefit from the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments; owns its own infrastructure; and has ample spectrum rights.

Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. The company has meaningful and increasing market share in an attractive three-player mobile market, strong brand recognition and customer loyalty, a strong on-the-ground management team with a proven ability to scale the business and significant upside to increase fixed broadband market penetration. As a result, 2degrees generates meaningful cash flows and will continue to benefit from an LTE-expanded and upgraded network. 2degrees has strong momentum and management believes it can grow its Service Revenues and Adjusted EBITDA by 26% and 45%, respectively, in 2016, and by 17% and 29%, respectively, in 2017. See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. See also “Caution Regarding Forward-Looking Statements”.

Management believes that NuevaTel has a stable position in the Bolivian market, and that it will continue to deliver ongoing cash flow performance and profitability with a return to yearly growth in late 2016 or 2017. NuevaTel has a steady market share in an attractive three-player market, strong brand and customer loyalty, a long history of cash generation and dividend payments to shareholders, a strong on-the-ground management team, and is poised to benefit from recent expansion and upgrade of its LTE network infrastructure. Management recognizes its investments will take time to stabilize NuevaTel’s financial performance and, as a result, expects that NuevaTel will experience an annual decline in Service Revenues and Adjusted EBITDA of 4% and 12% in 2016, respectively. However, NuevaTel has now recorded two consecutive quarters of EBITDA growth in Q2 2016 and Q3 2016, which management attributes to improved network performance and capabilities resulting from the recent investments in NuevaTel’s wireless infrastructure. In 2017, management believes NuevaTel can grow Service Revenues and Adjusted EBITDA by approximately 5% and 6%, respectively. See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. See also “Caution Regarding Forward-Looking Statements”.

In addition to the growth in its current operating assets, Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow.

Trilogy and its operating subsidiaries have a strong management team comprised of individuals who have created significant shareholder value within the telecom industry, globally, for the past 25 years, and who will implement a clear strategy for Trilogy going forward.

•

John W. Stanton, Co-Founder and Chairman. Founder and former Chairman and CEO of Western Wireless (now part of Verizon) and its predecessors from 1992 until Alltel’s U.S.$6 billion acquisition of the company in 2005. Founder and Chairman of VoiceStream (acquired by Deutsche Telekom in 2001 for $34 billion, now T-Mobile USA), former Vice Chairman of McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless), former Chairman of Clearwire. Currently Director of Microsoft, Costco, Columbia Sportswear, and Chairman of the Seattle Mariners Major League Baseball team.

•

Brad J. Horwitz, Co-Founder and CEO. Served as Executive Vice President of Western Wireless from 2000 until its sale to Alltel in 2005 prior to which he was President of Western Wireless International where he led the expansion into 11 international markets with operations in Latvia, the Republic of Georgia, Croatia, Slovenia, Ghana, Côte d’Ivoire, Bolivia, Haiti, Iceland, Ireland, and Austria. He previously spent 13 years at McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless) where he held various management positions including Director of Sales and Marketing, Director of Paging Operations, Director of Business Development, and Vice President of International Operations.

•

Theresa E. Gillespie, Co-Founder and Vice Chairman. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless. She was previously Senior Vice President and Controller of McCaw Cellular. Currently serves as Trustee of Fred Hutchinson Cancer Research Center.

•

Erik Mickels, CFO. Erik joined Trilogy in March 2014 as the company’s Chief Accounting Officer and Vice President – Corporate Controller and has since also assumed responsibilities as Trilogy’s CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi-national SEC registrants within the technology and retail industries. Erik is also a Certified Public Accountant.

•

Scott Morris, General Counsel. Before joining Trilogy in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President – External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the Chairman of the Commission.

•

Stewart Sherriff, CEO of 2degrees. Prior Chairman of the 2degrees Board of Directors and Chief Technology Officer of Trilogy. He previously held multiple senior roles at Western Wireless and was CEO of Meteor, the third mobile entrant in Ireland, which was one of Western Wireless’ international mobile operations between 2003 and 2005 before being acquired by Alltel.

•

Juan Pablo Calvo, CEO of NuevaTel. Prior CEO of Telecel S.A. (Millicom Bolivia). He held various roles within Trilogy, having served as Vice President of Latin America and Caribbean Operations from 2006 to 2008 and Vice President of Business Development from 2008 until he assumed his current role as CEO of NuevaTel in 2010.

In addition, Nadir Mohamed and Anthony Lacavera will be joining the board (with Mr. Mohamed acting as Lead Director) and each brings significant telecommunications leadership expertise:

•

Nadir Mohamed, Chairman of the Board of Directors of Alignvest Management Corporation. Served as President and CEO of Rogers Communications Inc., the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of C$43 billion as of November 18, 2016. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins, and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, Mr. Mohamed was the President and Chief Operating Officer of the company’s Communications Group. Prior to that, Mr. Mohamed was the President and Chief Executive Officer of Rogers Wireless. Before joining Rogers in 1999, he held senior positions at Telus Communications and at B.C. Telecom. He is currently a Director of TD Financial Group.

•

Anthony Lacavera, Chairman of Globalive Capital and Founder, Former Chairman and CEO of WIND Mobile Canada. Founded WIND Mobile Canada in 2008 and built the company into the leading challenger wireless company in Canada. WIND Mobile Canada grew from a start-up in 2008 into a company with approximately C$500 million of revenue, C$80 million in EBITDA, and 1 million subscribers in 2015. The company also had 1,200 employees, an advanced wireless network with coverage in Ontario, British Columbia, and Alberta, and a retail network of 300 stores, dealers, and other points of presence. In 2016, Shaw Communications acquired WIND Mobile Canada for C$1.6 billion.

Transaction Rationale and Optimized Capital Structure

Going forward, Trilogy’s business strategy is focused on two main elements: (i) driving organic growth from its existing operating assets, and (ii) acquiring complementary assets. Both approaches will benefit greatly from Trilogy’s reduced leverage post-transaction.

The proposed transaction will position Trilogy to refinance its outstanding debt, enabling the company to pursue its intended business strategy. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy’s efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. In early 2016, Trilogy refinanced $450 million of notes that were nearing maturity in August 2016. Despite challenging high-yield markets, Trilogy completed its refinancing; however, given poor prevailing market conditions at the time, the terms of the new facility constrained Trilogy’s long-term ability to grow its operating businesses.

Available Funds and Principal Uses

After giving effect to the transaction as of September 30, 2016, Trilogy is expected to have a pro forma cash balance of U.S.$306.8 million (assuming no redemptions of Alignvest Class A Restricted Voting Shares), which it intends to use to significantly reduce its net leverage as well as for general working capital purposes. Its current bonds are callable with zero premium in May 2017. Trilogy intends to seek to use the cash from this transaction, together with a new credit facility to be sought in 2017, to refinance its senior secured notes and significantly reduce its debt service obligations. Subsequent to this deleveraging, Trilogy anticipates that its subsidiaries will have the flexibility to raise local debt at substantially more attractive rates and that Trilogy’s overall borrowing costs can be significantly reduced. This improved pro forma capital structure is expected to allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures, improved working capital management, and the increased flexibility to dividend cash from its operating subsidiaries, while also allowing the broader platform to execute on its M&A strategy.

New Zealand (2degrees)

Background to market entry

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of OECD peers. Taken together, these two factors led Trilogy to believe this market presented a significant opportunity for a profitable third competitor to enter the market.

Consequently, 2degrees launched the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. The company entered the market offering a novel, low-cost, pre-paid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. This innovative positioning has allowed 2degrees to rapidly gain market share: as of September 30, 2016, management estimates wireless market subscriber share to be approximately 23%.

As of September 30, 2016, Trilogy-controlled entities owned 62.9% of 2degrees with the remaining interests owned primarily by Tesbrit B.V. (27.4%), a Dutch investment company, Hautaki Limited (7.2%), a Maori-owned entity, and KMCH Holdings Limited (2.5%), a New Zealand limited company. The majority of funding to the 2degrees business has been through equity contributions, totaling approximately $367 million through September 30, 2016, which were funded by Trilogy and the 2degrees minority partners. In connection with the completion of the Arrangement, it is expected that TIP Inc. will indirectly acquire the interests of Hautaki and KMCH in 2degrees pursuant to the 2degrees Participating Minority Shareholders Exchange and, prior to completion of the Arrangement, Trilogy will convert the Convertible Loan into 2degrees Shares. Upon completion of the Arrangement, it is expected that Trilogy will indirectly hold approximately 73.2% of 2degrees, subject to certain pre-emptive rights. See “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”.

Strategy

2degrees has grown rapidly since its launch in 2009. Since starting as a low-cost, prepaid-only challenger, 2degrees has transformed itself into a full-service provider. Management believes several key initiatives will enable the company to continue its growth, including: (i) increasing market share in the consumer postpaid mobile market by providing LTE data services and optimizing video content delivery, (ii) capitalizing on the recent Snap acquisition to provide fixed broadband services and bundled product offerings, specifically to the previously underserved enterprise and customers, (iii) cross-selling fixed solutions to the existing mobile consumer subscriber base, and (iv) continuing to invest in their network.

2degrees is in the process of transitioning its customer mix to add higher value, higher margin postpaid customers. Despite having an overall market share of all wireless customers of approximately 23%, 2degrees’ market share of higher-value postpaid customers was only approximately 15% as of September 30, 2016. As a result, management estimates that there is a significant opportunity to drive incremental Service Revenues and Adjusted EBITDA from both (i) converting prepaid customers into postpaid customers, and (ii) gaining greater market share in the postpaid space. The New Zealand Commerce Commission estimates that postpaid subscribers comprise approximately 40% of the nationwide wireless subscriber base, yet contribute over 70% of revenues. As 2degrees’ customer mix improves and it gains a greater share of the postpaid market, management anticipates that the blended ARPU will increase significantly. In the third quarter of 2016, 2degrees’ postpaid subscribers generated nearly five times the ARPU of prepaid subscribers, at $40.06 compared to prepaid ARPU of $8.24. Management believes that there continues to be opportunities to grow data revenues in the postpaid market due to (i) proliferating smartphone usage in New Zealand, (ii) the development of new distribution channels, and (iii) the introduction of new devices and other technologies, among other reasons.

Additionally, 2degrees will leverage the company’s recent acquisition of Snap, a broadband service provider, to improve its service offerings and gain a larger share of the overall NZD$5 billion telecommunications market. Given this addition to the service offerings, 2degrees intends to bundle fixed, wireless and broadband product offerings to become a compelling and competitive option to Small and Medium Enterprise (“SME”) customers – the market base with the single largest concentration of revenue in the New Zealand market. 2degrees estimates that it has only single-digit penetration of the SME market. To better enable 2degrees to target SME customers, the acquisition of Snap gives 2degrees the opportunity to develop SME specific plans and to cross-sell services to existing mobile and broadband subscribers. These initiatives are expected to drive meaningful increases in Service Revenues, Adjusted EBITDA and, importantly, cash flow, given that fixed-broadband offerings in New Zealand require minimal capital investment because of the fiber-to-the-premise infrastructure funded and supported by the government.

Lastly, 2degrees has invested over $400 million in its network and spectrum position and in capital expenditures since 2009. The company has used these investments in building its network to provide national coverage (approximately 96% of New Zealand’s population), launching 4G services in 2014, and bringing its 4G capability to over 60% of its total cell sites. Initially, 2degrees launched service with a network only in major population centers and relied on roaming agreements to provide service outside these areas. Now that the company has its own robust, nationwide network, it is able to provide better service, enhancing both customer attraction and retention, and has an improved cost structure with lower roaming fees paid to other network operators. Going forward, 2degrees expects to continue investing in its network infrastructure to continue offering competitive service offerings.

2degrees Opportunities

•	Large telecom market with attractive dynamics
•	Significant room to grow in postpaid consumer and business mobile markets
•	Snap acquisition provides critical ability to offer bundled solutions
•	Significant track record of growth

Bolivia (NuevaTel)

Overview

The Trilogy Founders launched NuevaTel in 2000 while they were running Western Wireless. Trilogy subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings characterized by innovative solutions to expand market share and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of September 30, 2016, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 24% subscriber market share.

Strategy

NuevaTel has been a significant player in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, the company has grown substantially. Since 2008, NuevaTel has distributed cumulative gross dividends of $244 million to its shareholders. In 2015 and 2016, NuevaTel increased its network investment in Bolivia. This reinvestment resulted in a return to sequential growth for NuevaTel’s Adjusted EBITDA in the second and third quarters of 2016. Capitalizing upon this renewed momentum, the company’s key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst existing subscriber base, and (iii) continuing its LTE overlay expansion.

Management believes that future growth in the Bolivian wireless business will be driven through expanded LTE adoption to enable greater data consumption. NuevaTel has started migrating and upgrading its existing high-value customers to LTE devices, and has seen their level of usage and associated data revenues more than offset the secular decline in traditional voice and text revenues. As such, NuevaTel will continue to incentivize upgrading to 4G with creative promotions and targeted subsidies.

To increase data consumption further, NuevaTel is participating with Facebook in its Internet.org initiative (the partnership between the social networking services company Facebook and global telecommunication companies to help bring affordable access to Internet services in less developed countries) and is currently pursuing compelling content to bundle with wireless service offerings in 2017.

To broaden the overall availability of 4G / LTE services, NuevaTel will continue to invest capital in expanding its LTE footprint. Management expects to build over two hundred additional sites in each of the next two years bringing the LTE network footprint to over 90% of its own network. Management believes these investments will drive steady growth in Service Revenues and Adjusted EBITDA and provide a continued stream of dividends to fund additional growth opportunities.

NuevaTel Opportunities

•	Poised for growth
•	Underpenetrated market with significant data opportunity
•	Data revenue inflection point serving as key driver of growth
•	Long track record of substantial cash flow generation

Accretive M&A

In addition to the growth in its current operating assets, Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent capital investments, (vii) ownership of their own infrastructure, and/or (viii) ample spectrum positions.

With a de-levered balance sheet and access to public market capital, Trilogy’s management will now have the ability to pursue opportunities and become a platform for future acquisitions.

See “Description of the Business of TIP Inc.”, “Risk Factors” and “Caution Regarding Forward-Looking Statements”.

Risk Factors

Alignvest Shareholders should be aware that there are various known and unknown risk factors in connection with the Arrangement and the ownership of TIP Inc. Common Shares following the completion of the Arrangement. Alignvest Shareholders should carefully consider the risks identified in this prospectus under the heading “Risk Factors” before deciding whether or not to approve the Arrangement.

Summary of Certain Canadian Federal Income Tax Considerations

For a summary of certain Canadian federal income tax considerations applicable to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants following the Arrangement, see “Certain Canadian Federal Income Tax Considerations”.

TIP Inc. Shareholders and holders of Alignvest Warrants should consult their own tax advisors for advice regarding the Canadian federal income tax consequences of owning and disposing of TIP Inc. Common Shares and Alignvest Warrants.

Summary of Certain United States Federal Income Tax Considerations

For a summary of certain United States federal income tax considerations applicable to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants following the Arrangement, see “Certain United States Federal Income Tax Considerations”.

TIP Inc. Shareholders and holders of Alignvest Warrants should consult their own tax advisors for advice regarding the United States federal income tax consequences of owning and disposing of TIP Inc. Common Shares and Alignvest Warrants.

Summary Financial Information

Pro Forma Consolidated Capitalization

Completion of the Arrangement requires, among other things, approval of the Alignvest Shareholders. In addition, as the Arrangement constitutes Alignvest’s qualifying acquisition, holders of Alignvest Class A Restricted Voting Shares can elect to redeem all or a portion of their Alignvest Class A Restricted Voting Shares, whether they vote for or against, or do not vote on the qualifying acquisition, provided that they deposit their shares for redemption prior to the second business day before the Alignvest Meeting. A description of the redemption rights will be included in the management information circular to be mailed to Alignvest Shareholders in connection with the Alignvest Meeting. A redeeming shareholder is entitled to receive an amount per Alignvest Class A Restricted Voting Share payable in cash equal to the per share amount then on deposit in Alignvest’s escrow account, including interest and other amounts earned thereon less an amount equal to the total of (i) applicable taxes payable by Alignvest on the interest and other amounts earned in Alignvest’s escrow account; and (ii) actual and direct expenses related to the redemption, but no deduction for the deferred underwriters’ commission. This amount is anticipated to be C$10.05 per Alignvest Class A Restricted Voting Share, assuming a late January 2017 completion date.

It is a mutual condition of completion of the Arrangement that Alignvest shall have available immediately prior to the Effective Time a minimum cash amount of at least U.S.$135 million (excluding or prior to Expenses), which amount includes: (a) money in the Escrow Account, estimated to be approximately C$260 million as at January 31, 2017; plus (b) the $42 million received by Alignvest from the Alignvest Additional Subscriptions; plus (c) the $21 million received by Alignvest from the Alignvest Sponsor Equity Investment; but less (d) the amount of applicable redemptions of Alignvest Class A Restricted Voting Shares for which notices of redemption have been provided and not withdrawn. This amount will be available for the purposes of the Arrangement Subscription Consideration and the indirect subscription for the Trilogy Class A Units. In the event that this minimum cash requirement is not met due to excessive redemptions of Alignvest Class A Restricted Voting Shares, each of Alignvest and Trilogy have agreed to use reasonable commercial efforts to seek to obtain additional debt or equity or other financing sufficient to restore Alignvest’s cash level to meet this minimum cash requirement, or make other appropriate arrangements to seek to complete the Arrangement.

It is an additional condition of completion of the Arrangement in favour of Trilogy that the Alignvest Partners shall have completed the Alignvest Sponsor Equity Investment, with all subscription proceeds received by Alignvest in connection therewith being invested in Trilogy, provided that this condition may be satisfied, with Trilogy’s prior written consent, not to be unreasonably withheld, by the Alignvest Partners purchasing Alignvest Class A Restricted Voting Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Shares, or a combination of Alignvest Class B Shares and such Alignvest Class A Restricted Voting Shares, in the aggregate amount of approximately U.S.$21,200,000, as set out in the Alignvest Sponsor Subscription Agreement.

The following table sets forth the consolidated capitalization of Trilogy as of September 30, 2016 adjusted to give effect to the Arrangement and the SG Enterprises Equity Investment (as defined below) assuming different levels of redemption. Since September 30, 2016, other than in the normal course of business, there has been no material change in the equity and debt capital of Trilogy, on a consolidated basis, except that (i) on November 10, 2016, SG Enterprises, an entity owned and controlled by John W. Stanton and Theresa E. Gillespie, subscribed for additional units of Trilogy for approximately $5 million; and (ii) in January 2017 in connection with the closing of the Arrangement, SG Enterprises is expected to subscribe for additional units of Trilogy for approximately $1.4 million (together, the “SG Enterprises Equity Investments”). A portion of such units acquired by SG Enterprises is subject to forfeiture prior to consummation of the Arrangement under certain circumstances.

This table should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements, the Trilogy Interim Financial Statements and the TIP Inc. Pro Forma Financial Statements included in Appendix A, Appendix B, Appendix E, Appendix F and Appendix G, respectively, to this prospectus.

		As of September 30, 2016, as adjusted $ (in 000’s for
	As of September 30,	stated values) after giving effect to the SG Enterprises
	2016, as adjusted $	Equity Investments and the Arrangement, and assuming
	(in 000’s for stated	certain levels of redemption of Alignvest Class A
	values)	Restricted Voting Shares
		0% redemptions	25% redemptions	50% redemptions
New Investment including private placement(1)	-	266,820	217,154	167,489
Cash and cash equivalent	45,858	306,784	257,118	207,453
Debt(2)	607,599	607,599	607,599	607,599
Shareholders’ equity	(145,189)(3)	104,046	54,380	4,714
Total Capitalization	462,410	711,644	661,979	612,313

Debt, net of cash	561,741	300,815	350,481	400,146

Notes:

(1)

Includes $63 million of additional equity subscriptions pursuant to the Alignvest sponsor Equity Investment and the Alignvest Additional Subscriptions at C$10.00 (or an assumed value of $7.81 per share).

(2)	Debt including current maturities, net of unamortized discount and deferred financing costs.
(3)	Includes Trilogy mezzanine equity.

Summary Historical and Pro Forma Consolidated Financial Information

The following summary historical consolidated financial information as of and for the nine months ended September 30, 2016 and 2015 and as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from the Trilogy Interim Financial Statements and the Trilogy Audited Annual Financial Statements, respectively.

The summary pro forma balance sheet information as of September 30, 2016 is presented as if the Arrangements had been effected on September 30, 2016. The summary pro forma operating results information for the nine months ended September 30, 2016 and for the year ended December 31, 2015 is presented as if the Arrangement had been effected on January 1, 2015.

This summary historical and pro forma financial information should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements, the Trilogy Interim Financial Statements and the TIP Inc. Pro Forma Financial Statements included in Appendix A, Appendix B, Appendix E, Appendix F and Appendix G, respectively, to this prospectus.

The pro forma financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted above, nor does it purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments that comprise this pro forma financial information, various other factors will have an effect on the financial condition and results of operations of TIP Inc. following the completion of the Arrangement, including an adjustment as it relates to the closing of the Arrangement which assumes no redemption of Alignvest Class A Restricted Voting Shares (the actual redemption level is uncertain, but see Note 3 and Note 5 of the TIP Inc. Pro Forma Financials for the illustrative effect of 25% and 50% redemption levels). See “Notes to Pro Forma Condensed Consolidated Combined Financial Information” included in Appendix G for discussion of pro forma adjustments. See also “Caution Regarding Forward-Looking Statements”.

	As of and for the nine months ended			As of and for the year ended
	September 30, 2016		September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2013
(in millions unless otherwise noted)	Pro-forma	Historical	Historical	Pro-forma	Historical	Historical	Historical
Operations
Total revenues	$550.5	$550.5	$496.7	$679.3	$679.3	$616.8	$558.7
Loss from continuing operations	$(40.5)	$(40.6)	$(29.9)	$(40.8)	$(41.1)	$(34.9)	$(23.7)

Other Financial Information
Consolidated Adjusted EBITDA(1)	$105.6	$106.2	$106.7	$138.9	$139.4	$144.3	$139.0

Financial Position
Cash and cash equivalents	$306.8	$45.9			$63.9	$98.8
Total assets	$993.9	$737.2			$768.5	$731.1
Total stockholders'/members' equity (deficit) (2)	$104.0	$(145.2)			$(157.0)	$(113.9)

Notes:

(1) Consolidated Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. GAAP. For a reconciliation of this non-U.S. GAAP measure to the most directly comparable U.S. GAAP measure, see reconciliation below.
(2) Includes Trilogy Mezzanine equity for the historical periods as of September 30, 2016, December 31, 2015 and December 31, 2014.

	As of and for the nine months ended			As of and for the year ended
	September 30, 2016		September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2013
(in millions unless otherwise noted)	Pro-forma	Historical	Historical	Pro-forma	Historical	Historical	Historical
Loss from continuing operations	$(40.5)	$(40.6)	$(29.9)	$(40.8)	$(41.1)	$(34.9)	$(23.7)
Interest expense	50.7	50.7	46.3	62.3	62.3	61.8	48.0
Depreciation, amortization and accretion	77.8	77.8	68.6	93.1	93.1	88.4	82.5
Debt modification costs	3.8	3.8	-	-	-	-	-
Income tax expense	7.6	7.6	13.1	15.2	15.2	22.0	26.6
Other, net	2.3	3.0	3.4	3.6	4.3	2.6	1.3
Equity-based compensation	1.2	1.2	1.0	1.3	1.3	1.9	0.7
Loss on disposal and abandonment of assets	0.6	0.6	2.1	2.3	2.3	2.5	3.7
Acquisition and other nonrecurring costs(1)	2.1	2.1	2.0	2.0	2.0	-	-
A djus te d EB ITD A (2)	$105.6	$106.2	$106.7	$138.9	$139.4	$144.3	$139.0

Notes:

(1) Includes $1.0 million related to the cash paid to acquire additional equity interest in 2degrees, during the third quarter of 2016 (see Note 12 – Non-controlling Interest in consolidated subsidiaries to the Trilogy Interim Financial Statements attached as Appendix F to this prospectus for further details). Also included are the public company compliance and preparation expenses incurred in connection with the transaction with Alignvest.

(2) In July 2013, Trilogy sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary SSI. Although Trilogy holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy is considered SSI’s primary beneficiary, and as such, Trilogy consolidate 100% of SSI’s net losses. The impact on Trilogy’s consolidated results of the 80% Trilogy does not own was to increase or (reduce) Adjusted EBITDA by $(8.0) thousand and $0.1 million for the three and nine months periods ended September 30, 2016, respectively. The impact on Trilogy’s consolidated results of the 80% Trilogy does not own was to reduce Adjusted EBITDA by $35.0 thousand and $0.3 million for the three and nine months periods ended September 30, 2015, respectively.

CORPORATE STRUCTURE

Alignvest Acquisition Corporation

Name, Address and Incorporation

Alignvest was incorporated under the OBCA on May 11, 2015. Its head office and registered office are located at 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario, Canada M5X 1C7.

Arrangement

As of the date of this prospectus, Alignvest is a special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, which is referred to throughout this prospectus as Alignvest’s “qualifying acquisition”.

AMC, the sponsor of Alignvest, is a leading international alternative investment management firm that seeks to deliver exceptional risk adjusted returns for its clients. AMC manages investment capital on behalf of private family offices and institutions. AMC’s founding partners have committed to invest over C$230 million of their personal capital into Alignvest Partners, which is managed by AMC. AMC is the parent company of four investment platforms: Alignvest Capital Management Inc., which invests in public market strategies; Alignvest Private Capital, which makes direct private investments; Alignvest Investment Management Corporation, which provides institutional portfolio management services; and Alignvest Acquisition Corporation, a special purpose acquisition corporation. AMC has offices in Toronto, Ontario and London, UK.

On November 1, 2016, Alignvest announced that it had entered into the Arrangement Agreement with Trilogy pursuant to which, among other things, Alignvest shall acquire, directly or indirectly, all of the voting interest, and a significant economic equity interest, in Trilogy by way of a plan of arrangement. The Arrangement constitutes Alignvest’s “qualifying acquisition”. Subject to obtaining certain approvals and the satisfaction of certain conditions, it is anticipated that the Arrangement will be completed in early 2017.

Arrangement Agreement

The description of the Arrangement Agreement, both below and elsewhere in this prospectus, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which may be found on Alignvest’s profile on SEDAR at www.sedar.com.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by Alignvest to Trilogy and Trilogy to Alignvest, including representations and warranties related to due organization and qualification, capitalization and authorization to enter into the Arrangement Agreement and carry out their respective obligations thereunder. In addition, Trilogy made certain customary representations and warranties particular to the conduct of its business, the ownership and sufficiency of its assets, the accuracy of its books and records and financial statements, certain employee matters and the lack of any claims, actions or proceedings that may cause a material adverse effect. The representations and warranties were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties.

The representations and warranties of Trilogy and Alignvest contained in the Arrangement Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Arrangement Agreement is terminated in accordance with its terms.

Conditions to Closing

Under the terms of the Arrangement Agreement, Alignvest and Trilogy agreed that their respective obligations to complete the transactions contemplated by the Arrangement Agreement are subject to fulfillment, on or before the Effective Time, of, among others, each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(i)	The Arrangement has been approved and adopted by the Alignvest Shareholders at the Alignvest Meeting in accordance with the Interim Order.

(ii)	The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement.

(iii)

Approval from each of the OSC and the TSX shall have been obtained by Alignvest to enable the Arrangement to qualify as Alignvest’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual. Conditional approval from the TSX shall also have been obtained by Alignvest with respect to the listing of TIP Inc. Common Shares issuable in connection with the transactions contemplated in the Arrangement and in the Plan of Arrangement, subject only to the satisfaction of customary listing conditions of the TSX.

(iv)	Consent from the OIO has been obtained on terms satisfactory to Alignvest and Trilogy.

(v)	All Required Regulatory Approvals (as defined in the Arrangement Agreement) and all third party consents shall have been received or concluded on terms satisfactory to Alignvest and Trilogy.

(vi)

No law is enacted, made, enforced, amended or threatened, as applicable, that makes the consummation of the Arrangement illegal or otherwise prevents, prohibits or enjoins Alignvest or Trilogy from consummating the Arrangement or any of the other transactions contemplated in the Arrangement Agreement.

(vii)

There is no action, inquiry, investigation or proceeding pending or threatened by any Person or any order, ruling, regulation or interpretation is issued or made under or pursuant to any relevant statute or by any Governmental Authority in any jurisdiction that will, or might reasonably be expected to, among other things, prevent, hinder or materially delay the consummation of the Arrangement.

(viii)

Alignvest shall have available immediately prior to the Effective Time a minimum cash amount of at least U.S.$135 million (before Expenses); provided that in the event that this minimum cash requirement is not met due to excessive redemptions of Alignvest Class A Restricted Voting Shares, each of Alignvest and Trilogy agreed to use reasonable commercial efforts to seek to obtain additional debt or equity or other financing sufficient to restore Alignvest’s cash level to meet this minimum cash requirement, or make other appropriate arrangements to seek to complete the Arrangement.

(ix)	The RSU Plan shall be in full force and effect.

There are certain additional conditions precedent for the benefit of (and waivable by) Alignvest or Trilogy, respectively, including most notably a condition for the benefit of Trilogy to the effect that Alignvest Partners shall have completed the Alignvest Sponsor Equity Investment, with all subscription proceeds received by Alignvest in connection therewith being invested in Trilogy, provided that this condition may be satisfied, with Trilogy’s prior written consent, not to be unreasonably withheld, by Alignvest Partners purchasing Alignvest Class A Restricted Voting Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Shares or a combination of Alignvest Class B Shares and such Alignvest Class A Restricted Voting Shares in the aggregate amount of approximately U.S.$21,200,000, as set out in the Alignvest Sponsor Subscription Agreement.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time by:

(i)	the mutual written agreement of Alignvest and Trilogy;

(ii)	either Alignvest or Trilogy if:

a.

any of the mutual conditions precedent contained in the Arrangement Agreement are not satisfied prior to March 10, 2017 (or such other date as may be agreed to in writing by the parties) (the “Outside Date”);

b.

after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Alignvest or Trilogy from consummating the Arrangement; or

c.

the Effective Time does not occur on or prior to the Outside Date, provided that a party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such party;

(iii)

Alignvest if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Trilogy under the Arrangement Agreement occurs that would cause any closing conditions in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured; or

(iv)	Trilogy if:

a.

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Alignvest under the Arrangement Agreement occurs that would cause any closing condition in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured; or

b.

the Alignvest board of directors or any committee thereof fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification), its unanimous recommendation to Alignvest Shareholders to vote in favour of the Arrangement.

Principal Steps of the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps, among other things, shall occur and shall be deemed to occur in the following order, without any further act, authorization or formality:

(i)

each Alignvest Class A Restricted Voting Share that is outstanding at the Effective Time that is legally and/or beneficially held by a Participating Shareholder shall be converted into one Alignvest Class B Share;

(ii)	the Alignvest Additional Subscriptions, if applicable, shall become effective;

(iii)	the Alignvest Sponsor Equity Investment shall become effective;

(iv)

the articles of Alignvest shall be amended to, among other things, redesignate the Alignvest Class B Shares from “Class B Shares” to “Common Shares”, create the Special Voting Share and change the name of Alignvest from “Alignvest Acquisition Corporation” to “Trilogy International Partners Inc.”;

(v)

the terms of the Alignvest Warrants shall deemed to be amended to be share purchase warrants to acquire TIP Inc. Common Shares following 30 days after the Effective Date, at an exercise price of C$11.50 per share, but otherwise unamended;

(vi)

each of the Trilogy LLC Agreement, the Alignvest U.S. Subsidiary Subscription and the Voting Trust Agreement shall become effective and Alignvest shall subscribe for, and Trilogy shall issue to Alignvest, the Arrangement Trilogy Class B Units and the Trilogy Warrant Rights for aggregate subscription proceeds equal to the Arrangement Subscription Consideration;

(vii)	Alignvest shall issue to, and deposit with, the Trustee the Special Voting Share;

(viii)	the 2degrees Participating Minority Shareholders Exchange shall become effective;

(ix)	the TINZ Participating Unit Holders Exchange shall become effective;

(x)

all of the directors of Alignvest shall be removed as directors of Alignvest and the following persons shall be appointed as directors of Alignvest: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Anthony Lacavera and Mark Kroloff, subject to each such person being qualified to be appointed under applicable law, and consenting to act, as a director of Alignvest;

(xi)	Alignvest shall be authorized to apply to the Director to continue from the laws of Ontario to the laws of British Columbia; and

(xii)

at the time that a certificate of continuation for TIP Inc. is issued by the Province of British Columbia Registrar of Companies under the BCBCA, TIP Inc. shall be discontinued from the laws of Ontario.

TIP Inc.

TIP Inc. will indirectly own a significant economic interest in Trilogy’s existing business of indirectly providing wireless communications through its operating subsidiaries in New Zealand and Bolivia. See “Description of the Business of TIP Inc.” and “Risk Factors”.

In connection with the Arrangement, TIP Inc. will continue out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the BCBCA. The head office of TIP Inc. is expected to be Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004 and the registered and records office of TIP Inc. is expected to be located at Suite 2600, 595 Burrard Street, P.O. Box 49314, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

TIP Inc. will be a reporting issuer in all of the provinces and territories of Canada. Upon effectiveness of Alignvest’s registration statement filed with the SEC on Form 40-F under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) pursuant to the Multijurisdictional Disclosure System (the “MJDS”) and continuing after effectiveness of the Arrangement, Alignvest will generally have a continuous SEC reporting obligation under Section 13 of the Exchange Act. However, under the MJDS, so long as Alignvest continues to be a “foreign private issuer” (as defined pursuant to the Exchange Act) it can satisfy these continuous reporting obligations by filing its Canadian continuous disclosure documents with the SEC. It may use Form 40-F to file its required annual report with the SEC. The Form 40-F annual report will include Alignvest’s Canadian annual information form and audited annual financial statements and annual management’s discussion and analysis prepared in accordance with Canadian disclosure requirements. It will also include certain additional disclosures required under SOX. Alignvest will be able to satisfy its interim reporting obligations under the Exchange Act (without having to file quarterly reports on Form 10-Q and current reports on Form 8-K required for U.S. issuers) by furnishing to the SEC under cover of Form 6-K material information it has (i) made public or is required to make public under Canadian securities laws, (ii) filed or is required to file with the TSX, or (iii) distributed or is required to distribute to its shareholders.

Inter-corporate Relationships

The organizational chart below indicates the proposed inter-corporate relationships of TIP Inc. and its material subsidiaries, including their jurisdiction of incorporation in parentheses, after giving effect to the Arrangement.

Notes:

(1)

Trilogy Class C Unit Holders will be entitled to exercise voting rights in TIP Inc. through the Special Voting Share to be held by the Trustee under the terms of the Voting Trust Agreement. See “Description of Securities - Special Voting Share of TIP Inc.” and “Description of Securities - Voting Trust Agreement”. At such time as there are no Trilogy Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

(2)

Certain matters relating to TIP Inc.’s ownership, transfer and sale of NuevaTel Shares are subject to the NuevaTel Shareholders Agreement. See “Description of the Business of TIP Inc. – Bolivia – NuevaTel Shareholders Agreement”.

(3)

Certain matters relating to TIP Inc.’s ownership, transfer and sale of 2degrees Shares as well as the governance of 2degrees are subject to the 2degrees Shareholders Agreement. See “Description of the Business of TIP Inc. – New Zealand – 2degrees Shareholders Agreement”.

(4)	The Trilogy LLC Agreement will govern, among other things, the business and affairs of Trilogy following the Effective Time. See “Corporate Structure – Trilogy LLC Agreement”.

(5)

Trilogy International Partners Holdings (U.S.) Inc. will hold Trilogy Class A Units and will be the initial Managing Member of Trilogy following completion of the Arrangement. See “Corporate Structure – Trilogy LLC Agreement – Management”. The Managing Member will have full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy, subject to applicable law and the restrictions on Trilogy described under the heading “Corporate Structure – Trilogy LLC Agreement”.

(6)

TIP Inc. will hold Trilogy Class B Units that will provide TIP Inc. up to an approximately 56.1% economic interest in Trilogy under the Trilogy LLC Agreement assuming no redemptions of Alignvest Class A Restricted Voting Shares. Assuming redemption levels of Alignvest Class A Restricted Voting Shares of 25% and 50%, TIP Inc. would hold up to an approximately 52.6% and 48.6% economic interest in Trilogy, respectively. Trilogy Class C Unit Holders are expected to hold the balance of the economic interest in Trilogy. See note (1) above for a description of the voting rights of holders of Trilogy Class C Units. Except under limited circumstances, only Trilogy International Partners Holdings (U.S.) Inc., as the Managing Member holding Trilogy Class A Units, will have any voting rights under the Trilogy LLC Agreement. See “Corporate Structure – Trilogy LLC Agreement – Management”.

(7)

Approximate. Assumes completion of the 2degrees Participating Minority Shareholders Exchange and conversion of the Convertible Loan (as defined below) and assuming that Tesbrit does not exercise its pre-emptive right in respect thereof. See “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights.”

(8)

It is expected that following the completion of the Arrangement, the 2degrees minority holders will consist of Tesbrit and NZ Communications Trustee Limited. Certain individuals also hold 2degrees Options. See “Options to Purchase Securities – New Zealand (2degrees Options)”. Under the Arrangement Agreement, Alignvest has agreed with Trilogy that, if requested by Trilogy, Alignvest will ensure that, following the Effective Time, an offer is made on terms and at a value acceptable to both Alignvest and Trilogy to holders of 2degrees Options to exchange any 2degrees Shares that may be issued upon exercise of 2degrees Options for TIP Inc. Common Shares, subject to, among other things, compliance with applicable laws.

(9)

2degrees had loans from subsidiaries of Trilogy totaling approximately $43.5 million as of September 30, 2016. Loans in the aggregate amount of $13.5 million are convertible into 2degrees Shares at a per share price of $1.27 (the “Convertible Loan”) and loans in the aggregate amount of $29.9 million are convertible at fair market value at the time of conversion. In November 2016, 2degrees repaid to Trilogy $7.4 million related to a portion of a loan which was convertible at fair market value. Trilogy also expects to convert the Convertible Loan on January 1, 2017. This conversion is subject to certain pre-emptive rights (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). If all conversion rights under such indebtedness were exercised at September 30, 2016 and adjusted for: (i) the November 2016 repayment; and (ii) the conversion of the Convertible Loan, the aggregate impact would be an increase in Trilogy’s ownership interest in 2degrees by approximately 1.2%, subject to certain pre-emptive rights.

The assets and revenues of all of the unnamed subsidiaries of TIP Inc. did not exceed 10% of Trilogy’s assets or have revenues exceeding 10% of the total consolidated revenues attributable to Trilogy’s assets of and for the year ended December 31, 2015. In the aggregate, such subsidiaries did not account for 20% of Trilogy’s assets or total consolidated revenues attributable to Trilogy’s assets as of and for the year ended December 31, 2015.

TIP Inc. will, promptly following completion of the Arrangement, advise the minority shareholders of 2degrees and NuevaTel of their insider reporting obligations, and that they will be subject to the prohibitions against insider trading, in respect of securities of TIP Inc. under applicable securities law.

Alignvest has provided an undertaking to the Canadian securities regulators that:

(i)

in complying with its reporting issuer obligations, TIP Inc. will treat each of its operating entities (within the meaning of National Policy 41-201 – Income Trusts and Other Indirect Offerings) as a subsidiary of TIP Inc.; however, if the generally accepted accounting principles used by TIP Inc. prohibit the consolidation of financial information of the operating entity and TIP Inc., then for as long as the operating entity (including any of its significant business interests) represents a significant asset of TIP Inc., TIP Inc. will provide its shareholders with separate audited annual financial statements and interim financial reports, prepared in accordance with the same generally accepted accounting principles as TIP Inc.’s financial statements, and related management’s discussion and analysis, prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations or its successor, for the operating entity (including information about any of its significant business interests); and

(ii)	TIP Inc. will annually certify that it has complied with this undertaking, and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

2degrees Pre-Emptive Rights

Under the 2degrees Shareholder Agreement and the constating documents of 2degrees, a minority shareholder of 2degrees, Tesbrit, has certain pre-emptive rights to acquire additional 2degrees Shares in connection with the 2degrees Participating Minority Shareholders Exchange and the conversion of the Convertible Loan. These pre-emptive rights allow Tesbrit to acquire the number of 2degrees Shares to be transferred and issued under the 2degrees Participating Minority Shareholders Exchange and the conversion of the Convertible Loan, respectively, equal to its proportionate interest in 2degrees at the applicable time and for equal consideration. Tesbrit must exercise its pre-emptive right within certain prescribed time periods. See also “Description of the Business of TIP Inc. – New Zealand (2degrees) – 2degrees Shareholders Agreement”.

If Tesbrit were to exercise its pre-emptive rights in full in respect of both the 2degrees Participating Minority Shareholders Exchange and the conversion of the Convertible Loan, Trilogy’s indirect interest in 2degrees upon completion of the Arrangement would decrease by approximately 3%, from approximately 73.2% to 70.2% . The value of the Trilogy Class C Units would also be adjusted downward to reflect the reduced holdings in 2degrees.

All figures provided in this prospectus regarding the issued and outstanding TIP Inc. Common Shares and Trilogy Class C Units upon the consummation of the Arrangement assume that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan.

Trilogy LLC Agreement

To give effect to the consummation of the Arrangement, Trilogy and TIP Inc. will enter into the Trilogy LLC Agreement, which will include the following provisions (all of which will be, from and after consummation of the Arrangement, binding on all Trilogy Members):

Description of Units

As of the Effective Date, the interests in Trilogy will be divided into and represented by an unlimited number of each of three classes of units (the “Trilogy Units”) as follows: (i) Trilogy Class A Units, all of which will be held by (and only by) the Managing Member (as defined below), (ii) Trilogy Class B Units, all of which will be held at closing by TIP Inc. or a subsidiary, and (iii) Trilogy Class C Units, all of which will be held at closing by the other Trilogy members (all of whom will be the members of Trilogy as of immediately prior to consummation of the Arrangement) (collectively, with TIP Inc. and the Managing Member, the “Trilogy Members”). At this time, it is not anticipated that the Trilogy Class B Units and Trilogy Class A Units will be issued to any persons other than TIP Inc. and the Managing Member, respectively.

The number of Trilogy Class A Units, which will have nominal economic rights, shall equal the amount necessary to ensure that the Trilogy Class A Units and the Trilogy Class B Units (as determined pursuant to the following sentence) represent, in the aggregate, more than seventy-five percent (75%) of the issued and outstanding Trilogy Units. The number of Trilogy Class B Units shall equal the number of TIP Inc. Common Shares outstanding as of the consummation of the Arrangement and at all times thereafter. The number of Trilogy Class C Units is expected to equal 39,142,825 as of the consummation of the Arrangement, assuming that Tesbrit does not exercise its pre-emptive rights (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). The Trilogy Class C Units will be subdivided into Class C-1 Units, Class C-2 Units, and Class C-3 Units.

The economic interests of the Trilogy Class C Units are designed to be pro rata to those of the Trilogy Class B Units, which will be held entirely by TIP Inc. and which will at closing of the Arrangement (and at all times thereafter) be equal to the number of TIP Inc. Common Shares.

Except under limited circumstances, only Trilogy Members holding Trilogy Class A Units shall have any voting rights under the Trilogy LLC Agreement. Only Trilogy Members holding Trilogy Class B Units or Trilogy Class C Units will have economic rights under the Trilogy LLC Agreement.

Reciprocal Changes

TIP Inc. may not issue or distribute additional TIP Inc. Common Shares, or issue or distribute rights, options or warrants to acquire additional TIP Inc. Common Shares, or issue or distribute any cash or property to holders of all or substantially all TIP Inc. Common Shares (on a ratable basis), unless a corresponding issuance or distribution is made on an economically equivalent basis to all holders of the Trilogy Class C Units. This will not prevent a dividend reinvestment plan whereby additional Trilogy Class C Units and TIP Inc. Common Shares may be paid on the Trilogy Class C Units and the TIP Inc. Common Shares, respectively. TIP Inc. also may not subdivide, reduce, combine, consolidate, reclassify or otherwise change TIP Inc. Common Shares, unless a corresponding change is made with respect to the Trilogy Class C Units.

No action in respect of the Trilogy Class C Units contemplated by the preceding paragraph shall be made without the corresponding action contemplated by the preceding paragraph having been made in respect of TIP Inc. Common Shares.

If TIP Inc. issues or redeems TIP Inc. Common Shares, Trilogy will issue or redeem a corresponding number of Trilogy Class B Units from TIP Inc., such that the number of issued and outstanding Trilogy Class B Units at any time will correspond and be equivalent to the then number of issued and outstanding TIP Inc. Common Shares.

Income Allocations; Distributions

Income shall be allocated among the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members, except that, under Section 704(c) of the Code, gain or loss realized from the disposition of NuevaTel or 2degrees shall be allocated taking into account the “built-in gain” associated with such assets as of the Effective Date, first allocating such built-in gain to the holders of the Trilogy Class C Units, then, unless otherwise determined by the independent directors on the board of the Managing Member, allocating gain in excess of such built-in gain, and loss, pro rata among the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members. Distributions (except in liquidation) shall be made at the times and in the amounts determined by the Managing Member, except that Trilogy is required to make, on a periodic basis, tax distributions to the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members, based on an assumed forty percent (40%) tax rate multiplied by Trilogy’s positive taxable income (if any) for the period. All distributions of cash flow from operations shall be made among the Trilogy Members in proportion to the number of Trilogy Class B Units and Trilogy Class C Units held by such members.

For a summary of tax considerations applicable to holders of TIP Inc. Common Shares and Alignvest Warrants, see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Redemption Rights of Holders of Trilogy Class C Units

From and after the expiration of the Lock-Up Period (as defined below) applicable to any Trilogy Class C Units, a holder of such Trilogy Class C Units shall have the right to require Trilogy to repurchase any or all of such Trilogy Class C Units held by such holder for either (i) a number of TIP Inc. Common Shares equal to the number of Trilogy Class C Units to be repurchased or (ii) a cash amount equal to the fair market value of such TIP Inc. Common Shares at such time (based on the weighted average market price of a TIP Inc. Common Share during the preceding twenty (20) consecutive trading days), the form of consideration to be determined by Trilogy. The repurchase shall occur on the date specified in the notice provided by the holder notifying Trilogy of its exercise of such redemption right, which shall be no less than fifteen (15) business days from the date of such notice. In addition, upon the earliest to occur of (A) the seven-year anniversary of consummation of the Arrangement, (B) there remaining outstanding fewer than five percent (5%) of the issued and outstanding Trilogy Class C Units immediately after consummation of the Arrangement, (C) a change in control of TIP Inc., or (D) the failure of the holders of the Trilogy Class C Units to approve any transaction required to maintain the economic equivalence of a Trilogy Class C Unit and a TIP Inc. Common Share, Trilogy shall cause a mandatory redemption of all outstanding Trilogy Class C Units, for the consideration described above.

Transfer Restrictions

No holder of Trilogy Class C Units may transfer Trilogy Units comprising any series of Trilogy Class C Units during the following periods, measured from the date of consummation of the Arrangement (each, a “Lock-Up Period”):

(i)	Class C-1 Units: 24 months;

(ii)	Class C-2 Units: 12 months; and

(iii)	Class C-3 Units: 180 days.

The foregoing restrictions shall not apply to transfers by a holder of Trilogy Class C Units to an affiliate, so long as such transferee remains an affiliate. In the case of any such transfer to an affiliate, such affiliate will be bound by the foregoing transfer restrictions.

From and after the expiration of the Lock-Up Period applicable to any Trilogy Class C Units, the holder of such Trilogy Class C Units may freely transfer its Trilogy Class C Units after giving fifteen (15) business days prior written notice to Trilogy of its intention to do so; provided that if Trilogy receives from any holder of Trilogy Class C Units any such notice, then upon notice to such holder within five (5) business days of receipt of such notice, Trilogy shall, unless otherwise determined by all of the Independent Directors, cause a mandatory redemption of all of the outstanding Trilogy Class C Units of such holder proposed to be transferred in accordance with the procedures set forth under the heading “Redemption Rights of Holders of Trilogy Class C Units” above.

In addition to the foregoing, the TIP Inc. Common Shares issuable on redemption of the Trilogy Class C Units held by a Locked-Up Shareholder will also be subject to restrictions on transfer following the consummation of the Arrangement. See “Securities Subject to Contractual Restriction on Transfer”.

Neither TIP Inc. nor the Managing Member will be permitted to transfer its Trilogy Units, other than (i) pursuant to a change of control transaction involving TIP Inc., (ii) pursuant to a Drag-Along Sale (as defined below), or (iii) to any 100% owned direct or indirect subsidiary of TIP Inc.

Canadian securities regulatory authorities may intervene in the public interest (either on application by an interested party or by staff of a Canadian securities regulatory authority) to prevent an offer to holders of Trilogy Class C Units being made or completed where such offer is abusive of the holders of TIP Inc. Common Shares who are not subject to that offer.

In the event a Trilogy Class C Unit holder were to propose to transfer to a third party, Trilogy Class C Units representing greater than 10% of the Equity Interests for a price that is greater than 115% of the market price as defined in s.1.11 of National Instrument 62-104 – Take-Over Bids and Issuer Bids, TIP Inc. would advise the OSC.

Change of Control; Drag-Along; Required Approvals for Sale Transactions

TIP Inc. shall not, and shall not permit Trilogy to, consummate a change of control transaction, unless the consideration payable in respect of such transaction is comprised of cash or marketable securities having value sufficient to enable the recipient thereof to pay all tax liabilities arising under, or related to, such transaction (assuming the consideration payable to each recipient would be taxable at a forty percent (40%) tax rate).

If TIP Inc. and Managing Member determine to transfer in one or a series of related bona fide arm’s-length transactions all, but not less than all, of the Trilogy Class A Units and Trilogy Class B Units held by them (whether in connection with a merger, acquisition or similar transaction) and the consideration payable in respect of such transaction meets the consideration requirements described above, TIP Inc. and Managing Member shall “drag-along” all other Trilogy Members as to all of their respective Trilogy Units, on the same terms and conditions (a “Drag-Along Sale”).

Under the Articles of TIP Inc., if any Trilogy Class C Units (as constituted on the close of business on the Effective Date) would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of TIP Inc. (as defined in the Articles of TIP Inc.), be subject to the approval of the holders of the TIP Inc. Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

Management

The management of the business and affairs of Trilogy shall be vested in the Trilogy Member designated by the holders of the Class A Units as the “Managing Member”. The initial Managing Member shall be Trilogy International Partners Holdings (U.S.) Inc., a Delaware corporation and a wholly-owned subsidiary of TIP Inc. The Managing Member can only be changed by the holders of a majority of the Trilogy Class A Units (i.e., the Managing Member acting through its TIP Inc.-appointed directors). Subject to applicable law and the restrictions on Trilogy described in this section of the prospectus, the Managing Member shall generally have full and complete authority, power and discretion to manage and control the business, affairs and properties of Trilogy.

Restrictions on Activities of TIP Inc.

TIP Inc. and its wholly-owned subsidiaries shall not be permitted to, among other things, incur indebtedness (except as provided below), make acquisitions or investments, or engage in any trade or business, except through Trilogy and its subsidiaries (subject to limited exceptions).

If TIP Inc. issues any additional equity interests, the net proceeds of such issuance shall be paid to Trilogy, in consideration of the issuance to TIP Inc. of a corresponding amount of Trilogy Class B Units or other applicable additional equity in Trilogy. If TIP Inc. incurs any indebtedness, the net proceeds of such incurrence shall be advanced to Trilogy as a loan, on terms corresponding to those governing the indebtedness incurred by TIP Inc.

Notwithstanding the foregoing, as more fully described below, a portion of the net proceeds of any such equity issuance or debt issuance may be used by TIP Inc. to pay obligations that are to be funded by Trilogy, but that Trilogy is unable to fund because of restrictions under the Existing Notes Indenture or other agreements by which Trilogy is bound.

TIP Inc. and Managing Member Expenses

Trilogy is required to make payments to TIP Inc. and Managing Member as required for each of them to pay expenses, costs, disbursements, fees and other obligations (other than income tax obligations, except for income tax obligations arising in respect of payments made by Trilogy to TIP Inc. to pay expenses and other obligations) incurred in respect of any of their business or affairs related to their investment in Trilogy, in all cases to the extent that TIP Inc. or Managing Member, as applicable, does not have not have cash on hand to pay such amounts. Trilogy may be restricted under the Existing Notes Indenture or other agreements by which Trilogy is bound from making such payments as required, in which case TIP Inc. shall, to the extent Trilogy is so restricted, be permitted to issue equity or incur indebtedness to finance the payment of such obligations.

Tax Matters Partner

For all taxable years of Trilogy ending before or including the effective date of the Arrangement, Theresa E. Gillespie or, if Theresa E. Gillespie is unable or declines to serve, another person selected by the holders of a majority of the Trilogy Class C Units, shall serve as the tax matters partner of Trilogy (the “Tax Matters Partner”); provided, however, that with respect to any matter to be acted upon or determined by such Tax Matters Partner (other than any act or determination as required by applicable law, or related to or arising out of any matter encompassed by the redemption rights of the holders of Trilogy Class C Units), the approval of all of the Independent Directors shall be required if the decision of the Tax Matters Partner would have a material or disproportionately adverse effect upon the holders of Trilogy Class B Units, in either case, as compared to the holders of Trilogy Class C Units. For all other taxable years of Trilogy, an individual selected by the Managing Member with the approval of a majority of the Independent Directors shall serve as the Tax Matters Partner.

Amendments

Amendments generally require approval by holders of Trilogy Units representing not less than fifty percent (50%) of each class of Trilogy Units, provided, that any amendment that materially adversely or disproportionately affects the economic benefits of any Trilogy Member shall require the written consent of such member; provided, further, that any amendment that extends the duration of any Lock-Up Period of any series of Trilogy Class C Units shall require approval by holders of Trilogy Class C Units representing not less than fifty percent (50%) of such series of Trilogy Class C Units.

DESCRIPTION OF THE BUSINESS OF TIP INC.

Following the Arrangement, TIP Inc. will own a significant economic interest in Trilogy’s existing business of indirectly providing wireless communications services through its operating subsidiaries in New Zealand and Bolivia.

Overview

Trilogy, based in Bellevue, Washington, is an internationally focused privately held wireless telecommunications company founded in 2005 by U.S. wireless industry pioneers. With operating companies in New Zealand and Bolivia, and the intent to pursue strategic, accretive acquisitions, Trilogy presents a platform for public investors to invest alongside experienced telecom entrepreneurs in international markets.

The Trilogy Founders, John W. Stanton, Brad J. Horwitz, and Theresa E. Gillespie, have an extensive track record of working together and of creating significant shareholder value within the telecom industry, globally, for the past 25 years. The Trilogy Founders have successfully bought, launched, operated, and opportunistically sold communications businesses in 15 countries, including the United States. Many of these companies ultimately became part of the world’s largest wireless providers. For instance, McCaw Cellular (of which John W. Stanton was both Vice Chairman and a founding executive) was sold for U.S.$16 billion to the predecessor of AT&T Wireless; Western Wireless (founded by John W. Stanton and Theresa E. Gillespie) was sold to Alltel (since acquired by Verizon) for U.S.$6 billion; and Voicestream (spun off from Western Wireless) was sold to Deutsche Telekom for $34 billion and today continues to operate as T-Mobile USA. Please refer to “Accretive M&A” for additional information.

Trilogy equity holders are rolling 100% of their equity interest in this transaction, including the Trilogy Founders who, in connection with the Arrangement, agreed to invest an additional $6 million, and who will own over 20% of the equity of the pro forma company ensuring a strong alignment of interests.

Trilogy Background

Trilogy was founded in 2005 when the Trilogy Founders, together with a small group of other investors, bought assets including Bolivia (NuevaTel) from Western Wireless, which had been founded by the Trilogy Founders and sold to Alltel for $6 billion.

Over the following 11 years, Trilogy completed a number of transactions that resulted in the portfolio of operations Trilogy currently owns. In 2008, Trilogy acquired 26% of New Zealand Communications Limited, a greenfield mobile wireless operator in New Zealand, now known as 2degrees, and has since increased its stake in the company to 62.9%, as of September 30, 2016. Trilogy is expected to indirectly hold approximately 73.2% of 2degrees upon completion of the Arrangement, subject to certain pre-emptive rights (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). Focusing its efforts on growing 2degrees and NuevaTel, Trilogy sold its operating company in Haiti in 2012 and in the first quarter of 2016 it divested its ownership of a wireless system in the Dominican Republic (adjacent to Haiti), which it had acquired in 2007. Finally, in 2015 2degrees acquired Snap, a New Zealand provider of fixed broadband communications services to enterprise and residential subscribers.

Trilogy Today

Trilogy owns and controls majority stakes in two operations that the Trilogy Founders grew from greenfield developments. 2degrees in New Zealand, with estimated wireless market share of approximately 23%, and NuevaTel in Bolivia, with estimated wireless market share of approximately 24%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. The companies provide mobile services on both a prepaid and postpaid basis. In both markets, postpaid customers have a significantly higher ARPU than prepaid customers, and Trilogy is poised to capture a greater share of these postpaid customers in each market. 2degrees and NuevaTel’s networks support several digital technologies including GSM; 3G; and LTE, a widely deployed 4G service. 3G and 4G networks are important because they enable customers to use smartphones which enable greater consumption of data. LTE networks are particularly important as data speeds of up to 10 times faster than 3G enable customers to use more data-intensive applications, driving higher revenue. Both 2degrees and NuevaTel benefit from ample spectrum licenses, and have recently invested significant amounts of capital in their network infrastructure in 3G and LTE to benefit from growth in additional data traffic.

Trilogy has strong momentum as both of its operations are benefiting from recent investments in network infrastructure. 2degrees continues to grow rapidly since its start in 2009, while NuevaTel is returning to sequential quarterly Adjusted EBITDA growth following a significant network upgrade. For the year ended December 31, 2015, Trilogy generated consolidated Service Revenues, loss from continuing operations, and Adjusted EBITDA of $536 million, ($41) million, and $139 million, respectively. The underlying segments have exhibited sequential Adjusted EBITDA growth in the third quarter of 2016 and management expects this growth to continue in the fourth quarter of 2016 based on underlying trends and interim results to date. Trilogy believes this momentum will continue and that Service Revenues will grow 12%, from approximately $593 million in 2016 to approximately $662 million in 2017, while loss from continuing operations will improve from approximately ($49) million in 2016 to approximately ($7) million in 2017 and Adjusted EBITDA will grow 18%, from approximately $154 million in 2016 to approximately $183 million in 2017. The following table illustrates Trilogy’s historical quarterly and projected financials both on a consolidated basis as well as on a pro rata basis which reflects Trilogy’s ownership stake of approximately 73.2% in 2degrees and 71.5% in NuevaTel following completion of the Arrangement, subject to certain pre-emptive rights in the case of 2degrees (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). Please refer to “Description of the Business of TIP Inc. – Non-GAAP Reconciliation” for additional information on the calculation of Adjusted EBITDA.

Figure 1: Summary Quarterly and Projected Financial Performance(1)(2)
	2015				2016							Annual
(US$ millions)	Q1A	Q2A	Q3A	Q4A	Q1A		Q2A		Q3A		Q4E	2015A	2016E	2017E
Loss from Continuing Operations												($41)	($49)	($7)

Adjusted EBITDA by segment
New Zealand (2degrees)	$13	$15	$14	$14	$15		$18		$22		$26	$55	$81	$104
Year-over-Year Growth					20%		21%		52%		88%		45%	29%
Bolivia (NuevaTel)	26	23	22	21	18		19		21		23	92	81	86
Year-over-Year Growth					(31%	)	(16%	)	(6%	)	9%		(12% )	6%
											Corporate	(8)	(7)	(7)
					Consolidated Adjusted EBITDA(3)							$139	$154	$183
							Year-over-Year Growth						11%	18%

Pro Rata Adjusted EBITDA by segment
New Zealand (2degrees)	$9	$11	$10	$10	$11		$13		$16		$19	$41	$59	$76
Year-over-Year Growth					20%		21%		52%		88%		45%	29%
Bolivia (NuevaTel)	19	16	16	15	13		14		15		16	66	58	61
Year-over-Year Growth					(31%	)	(16%	)	(6%	)	9%		(12% )	6%
											Corporate	(8)	(7)	(7)
				Pro Rata Consolidated Adjusted EBITDA(3)								$98	$110	$130
							Year-over-Year Growth						11%	19%

Notes:

(1)

See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. Projection represents the midpoint of a range of +/- 2% of the projected amount.

(2)	See “Caution Regarding Forward-Looking Statements”.
(3)	Consolidated Adjusted EBITDA represents a non-U.S. GAAP measure, please refer to “Non-GAAP Reconciliation” below.

A summary overview of Trilogy’s operating subsidiaries is presented below.

	New Zealand (2degrees)	Bolivia (NuevaTel)
Population (in millions)	4.5	11.0
Years of operations	7	16(1)

	New Zealand (2degrees)	Bolivia (NuevaTel)
Ownership	73.2%(2)	71.5%
Original investment / Acquisition year	2008	2006
Headquarters	Auckland	La Paz

Financial metrics (2016E / approx. 2017E)(6)
Service Revenues	$321 million / $377 million	$271million / $284 million
Growth	17%	5%
Adjusted EBITDA	$81 million / $104 million	$81 million / $86 million
Growth	29%	6%
Adjusted EBITDA margin(3)	25% / 28%	30% / 30%

Wireless market summary (Q3 2016)
Subscribers	1.4 million	2.2 million
Key operators	2degrees / Vodafone / Spark	NuevaTel / Entel / Tigo
Market share	23%	24%
Wireless ARPU	$16.64	$9.81
Postpaid / Prepaid ARPU	$40.06 / $8.24	$22.44 / $6.98

Network summary (Q3 2016)
Population coverage(4)	96% / 98%(5)	68%
Total cell sites	1,017	1,056
4G / LTE cell sites	630	572

Notes:

(1)	Includes operating under Western Wireless International.
(2)

Approximate. Assumes completion of the Arrangement and is subject to certain pre-emptive rights, see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”. Excludes impact of convertible intercompany loans that are expected to be outstanding upon completion of the Arrangement.

(3)	Adjusted EBITDA margin by segment is calculated as Adjusted EBITDA by segment divided by Service Revenues by segment.
(4)	Management estimates.
(5)	96% own network, 98% including roaming agreement with Vodafone.
(6)

See “Caution Regarding Forward-Looking Statements”. See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. Projection represents the midpoint of a range of +/- 2% of the projected amount.

2degrees and NuevaTel each exhibit the structural characteristics of international wireless operators that the Trilogy Founders and the Trilogy management team have consistently found attractive, and that have led to significant value creation. Each company operates in a stable three player market; has meaningful market share; is poised to benefit from the switch from voice to data usage; has the opportunity to grow through adjacent and ancillary businesses; has demonstrated significant profit potential; is benefitting from recent capital investments; owns its own infrastructure; and has ample spectrum rights.

Management believes that 2degrees is well positioned in the New Zealand market and will continue to deliver strong growth in 2017. The company has meaningful and increasing market share in an attractive three-player mobile market, strong brand recognition and customer loyalty, a strong on-the-ground management team with a proven ability to scale the business and significant upside to increase fixed broadband market penetration. As a result, 2degrees generates meaningful cash flows and will continue to benefit from an LTE-expanded and upgraded network. 2degrees has strong momentum and management believes it can grow its Service Revenues and Adjusted EBITDA by 26% and 45%, respectively, in 2016, and by 17% and 29%, respectively, in 2017. See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. See also “Caution Regarding Forward-Looking Statements”.

Management believes that NuevaTel has a stable position in the Bolivian market, and that it will continue to deliver ongoing cash flow performance and profitability with a return to yearly growth in late 2016 or 2017. NuevaTel has a steady market share in an attractive three-player market, strong brand and customer loyalty, a long history of cash generation and dividend payments to shareholders, a strong on-the-ground management team, and is poised to benefit from recent expansion and upgrade of its LTE network infrastructure. Management recognizes its investments will take time to stabilize NuevaTel’s financial performance and, as a result, expects that NuevaTel will experience an annual decline in Service Revenues and Adjusted EBITDA of 4% and 12% in 2016, respectively. However, NuevaTel has now recorded two consecutive quarters of EBITDA growth in Q2 2016 and Q3 2016, which management attributes to improved network performance and capabilities resulting from the recent investments in NuevaTel’s wireless infrastructure. In 2017, management believes NuevaTel can grow Service Revenues and Adjusted EBITDA by approximately 5% and 6%, respectively. See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. See also “Caution Regarding Forward-Looking Statements”.

In addition to the growth in its current operating assets, Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow.

Trilogy and its operating subsidiaries have a strong management team comprised of individuals who have created significant shareholder value within the telecom industry, globally, for the past 25 years, and who will implement a clear strategy for Trilogy going forward.

•

John W. Stanton, Co-Founder and Chairman. Founder and former Chairman and CEO of Western Wireless (now part of Verizon) and its predecessors from 1992 until Alltel’s U.S.$6 billion acquisition of the company in 2005. Founder and Chairman of VoiceStream (acquired by Deutsche Telekom in 2001 for $34 billion, now T-Mobile USA), former Vice Chairman of McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless), former Chairman of Clearwire. Currently Director of Microsoft, Costco, Columbia Sportswear, and Chairman of the Seattle Mariners Major League Baseball team.

•

Brad J. Horwitz, Co-Founder and CEO. Served as Executive Vice President of Western Wireless from 2000 until its sale to Alltel in 2005 prior to which he was President of Western Wireless International where he led the expansion into 11 international markets with operations in Latvia, the Republic of Georgia, Croatia, Slovenia, Ghana, Côte d’Ivoire, Bolivia, Haiti, Iceland, Ireland, and Austria. He previously spent 13 years at McCaw Cellular (acquired for U.S.$16 billion by the predecessor of AT&T Wireless) where he held various management positions including Director of Sales and Marketing, Director of Paging Operations, Director of Business Development, and Vice President of International Operations.

•

Theresa E. Gillespie, Co-Founder and Vice Chairman. Former Vice Chairman, Director, Executive Vice President, Senior Vice President, and CFO of Western Wireless. She was previously Senior Vice President and Controller of McCaw Cellular. Currently serves as Trustee of Fred Hutchinson Cancer Research Center.

•

Erik Mickels, CFO. Erik joined Trilogy in March 2014 as the company’s Chief Accounting Officer and Vice President – Corporate Controller and has since also assumed responsibilities as Trilogy’s CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi-national SEC registrants within the technology and retail industries. Erik is also a Certified Public Accountant.

•

Scott Morris, General Counsel. Before joining Trilogy in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President – External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the Chairman of the Commission.

•

Stewart Sherriff, CEO of 2degrees. Prior Chairman of the 2degrees Board of Directors and Chief Technology Officer of Trilogy. He previously held multiple senior roles at Western Wireless and was CEO of Meteor, the third mobile entrant in Ireland, which was one of Western Wireless’ international mobile operations between 2003 and 2005 before being acquired by Alltel.

•

Juan Pablo Calvo, CEO of NuevaTel. Prior CEO of Telecel S.A. (Millicom Bolivia). He held various roles within Trilogy, having served as Vice President of Latin America and Caribbean Operations from 2006 to 2008 and Vice President of Business Development from 2008 until he assumed his current role as CEO of NuevaTel in 2010.

In addition, Nadir Mohamed and Anthony Lacavera will be joining the board (with Mr. Mohamed acting as Lead Director) and each brings significant telecommunications leadership expertise:

•

Nadir Mohamed, Chairman of the Board of Directors of Alignvest Management Corporation. Served as President and CEO of Rogers Communications Inc., the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of C$43 billion as of November 18, 2016. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins, and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, Mr. Mohamed was the President and Chief Operating Officer of the company’s Communications Group. Prior to that, Mr. Mohamed was the President and Chief Executive Officer of Rogers Wireless. Before joining Rogers in 1999, he held senior positions at Telus Communications and at B.C. Telecom. He is currently a Director of TD Financial Group.

•

Anthony Lacavera, Chairman of Globalive Capital and Founder, Former Chairman and CEO of WIND Mobile Canada. Founded WIND Mobile Canada in 2008 and built the company into the leading challenger wireless company in Canada. WIND Mobile Canada grew from a start-up in 2008 into a company with approximately C$500 million of revenue, C$80 million in EBITDA, and 1 million subscribers in 2015. The company also had 1,200 employees, an advanced wireless network with coverage in Ontario, British Columbia, and Alberta, and a retail network of 300 stores, dealers, and other points of presence. In 2016, Shaw Communications acquired WIND Mobile Canada for C$1.6 billion.

Transaction Rationale and Optimized Capital Structure

Going forward, Trilogy’s business strategy is focused on two main elements: (i) driving organic growth from its existing operating assets, and (ii) acquiring complementary assets. Both approaches will benefit greatly from Trilogy’s reduced leverage post-transaction.

The proposed transaction will position Trilogy to refinance its outstanding debt, enabling the company to pursue its intended business strategy. Trilogy currently has leverage levels that constrain its ability to fund growth. As part of Trilogy’s efforts to rapidly scale its international operations, Trilogy relied on significant levels of debt financing. In early 2016, Trilogy refinanced $450 million of notes that were nearing maturity in August 2016. Despite challenging high-yield markets, Trilogy completed its refinancing; however, given poor prevailing market conditions at the time, the terms of the new facility constrained Trilogy’s long-term ability to grow its operating businesses.

Available Funds and Principal Uses

After giving effect to the transaction as of September 30, 2016, Trilogy is expected to have a pro forma cash balance of U.S.$306.8 million (assuming no redemptions of Alignvest Class A Restricted Voting Shares), which it intends to use to significantly reduce its net leverage as well as for general working capital purposes. Its current bonds are callable with zero premium in May 2017. Trilogy intends to seek to use the cash from this transaction, together with a new credit facility to be sought in 2017, to refinance its senior secured notes and significantly reduce its debt service obligations. Subsequent to this deleveraging, Trilogy anticipates that its subsidiaries will have the flexibility to raise local debt at substantially more attractive rates and that Trilogy’s overall borrowing costs can be significantly reduced. This improved pro forma capital structure is expected to allow Trilogy and its subsidiaries to drive organic growth through the accelerated deployment of capital expenditures, improved working capital management, and the increased flexibility to dividend cash from its operating subsidiaries, while also allowing the broader platform to execute on its M&A strategy.

New Zealand (2degrees)

Background to market entry

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of OECD peers. Taken together, these two factors led Trilogy to believe this market presented a significant opportunity for a profitable third competitor to enter the market.

Consequently, 2degrees launched the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. The company entered the market offering a novel, low-cost, pre-paid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. This innovative positioning has allowed 2degrees to rapidly gain market share: as of September 30, 2016, management estimates wireless market subscriber share to be approximately 23%.

As of September 30, 2016, Trilogy-controlled entities owned 62.9% of 2degrees with the remaining interests owned primarily by Tesbrit (27.4%), a Dutch investment company, Hautaki (7.2%), a Maori-owned entity, and KMCH (2.5%), a New Zealand limited company. The majority of funding to the 2degrees business has been through equity contributions, totaling approximately $367 million through September 30, 2016, which were funded by Trilogy and the 2degrees minority partners. In connection with the completion of the Arrangement, it is expected that TIP Inc. will indirectly acquire the interests of Hautaki and KMCH in 2degrees pursuant to the 2degrees Participating Minority Shareholders Exchange and, prior to completion of the Arrangement, Trilogy will convert the Convertible Loan into 2degrees Shares. Upon completion of the Arrangement, it is expected that Trilogy will indirectly hold approximately 73.2% of 2degrees, subject to certain pre-emptive rights. See “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”.

Strategy

2degrees has grown rapidly since its launch in 2009. Since starting as a low-cost, prepaid-only challenger, 2degrees has transformed itself into a full-service provider. Management believes several key initiatives will enable the company to continue its growth, including: (i) increasing market share in the consumer postpaid mobile market by providing LTE data services and optimizing video content delivery, (ii) capitalizing on the recent Snap acquisition to provide fixed broadband services and bundled product offerings, specifically to the previously underserved enterprise and customers, (iii) cross-selling fixed solutions to the existing mobile consumer subscriber base, and (iv) continuing to invest in their network.

2degrees is in the process of transitioning its customer mix to add higher value, higher margin postpaid customers. Despite having an overall market share of all wireless customers of approximately 23%, 2degrees’ market share of higher-value postpaid customers was only approximately 15% as of September 30, 2016. As a result, management estimates that there is a significant opportunity to drive incremental Service Revenues and Adjusted EBITDA from both (i) converting prepaid customers into postpaid customers, and (ii) gaining greater market share in the postpaid space. The New Zealand Commerce Commission estimates that postpaid subscribers comprise approximately 40% of the nationwide wireless subscriber base, yet contribute over 70% of revenues. As 2degrees’ customer mix improves and it gains a greater share of the postpaid market, management anticipates that the blended ARPU will increase significantly. In the third quarter of 2016, 2degrees’ postpaid subscribers generated nearly five times the ARPU of prepaid subscribers, at $40.06 compared to prepaid ARPU of $8.24. Management believes that there continues to be opportunities to grow data revenues in the postpaid market due to (i) proliferating smartphone usage in New Zealand, (ii) the development of new distribution channels, and (iii) the introduction of new devices and other technologies, among other reasons.

Additionally, 2degrees will leverage the company’s recent acquisition of Snap, a broadband service provider, to improve its service offerings and gain a larger share of the overall NZD$5 billion telecommunications market. Given this addition to the service offerings, 2degrees intends to bundle fixed, wireless and broadband product offerings to become a compelling and competitive option to SME customers – the market base with the single largest concentration of revenue in the New Zealand market. 2degrees estimates that it has only single-digit penetration of the SME market. To better enable 2degrees to target SME customers, the acquisition of Snap gives 2degrees the opportunity to develop SME specific plans and to cross-sell services to existing mobile and broadband subscribers. These initiatives are expected to drive meaningful increases in Service Revenues, Adjusted EBITDA and, importantly, cash flow, given that fixed-broadband offerings in New Zealand require minimal capital investment because of the fiber-to-the-premise infrastructure funded and supported by the government.

Lastly, 2degrees has invested over $400 million in its network and spectrum position and in capital expenditures since 2009. The company has used these investments in building its network to provide national coverage (approximately 96% of New Zealand’s population), launching 4G services in 2014, and bringing its 4G capability to over 60% of its total cell sites. Initially, 2degrees launched service with a network only in major population centers and relied on roaming agreements to provide service outside these areas. Now that the company has its own robust, nationwide network, it is able to provide better service, enhancing both customer attraction and retention, and has an improved cost structure with lower roaming fees paid to other network operators. Going forward, 2degrees expects to continue investing in its network infrastructure to continue offering competitive service offerings.

2degrees Opportunities

Large Telecom Market with Attractive Dynamics

Trilogy launched 2degrees in August 2009 with a compelling value proposition and with aggressive marketing and distribution tactics that resulted in immediate brand recognition within the first year of launch. As of September 30, 2016, management estimates that 2degrees has approximately 23% of the 6.1 million mobile connections in New Zealand. The company has a large and increasing share of the growing New Zealand telecom market and independent research estimates that 2degrees has increased its revenue market share by approximately 2%, or over $80 million in the last twelve months.

Table 1: Mobile market share		Table 2: Fixed market share		Table 3: Telecom market share
by connections as of Q3 2016(1)		by connections as of Q2 2016(2)		by revenue as of Q2 2016(3)
2degrees	23%	2degrees	3%	2degrees	11%
Spark	38%	Spark	43%	Spark	46%
Vodafone	39%	Vodafone	27%	Vodafone	33%
		CallPlus(4)	13%	Other	9%
		Trust Power	4%
		Other	10%

Notes:

(1)	Management estimates. Q3 operating figures are preliminary.
(2)	IDC / management estimates.
(3)	IDC / management estimates. Revenue includes mobile handset and excludes incoming revenue. Based on NZD/USD exchange rate of 0.7144 as of October 28, 2016
(4)	Acquired by Vocus in February 2016.

The New Zealand telecom market has annual revenues of over NZD$5 billion, of which mobile makes up approximately one-half. With the acquisition of Snap, 2degrees also gained access to the NZD$2.6 billion fixed-broadband market. Given that 2degrees has approximately 3% of the fixed-broadband market in terms of subscribers (as of June 30, 2016), management believes this market presents a substantial opportunity for growth, particularly as the company begins to make inroads into the SME space and increases its bundling of products and services to its existing subscriber base.

Significant Room to Grow in Postpaid Consumer and Business Mobile Markets

2degrees rapidly gained market share in the New Zealand prepaid wireless market after its launch. Having successfully gained market share in the prepaid market, management has focused on growing 2degrees’ share of the higher-value postpaid market. As discussed above, 2degrees has a significant opportunity to migrate prepaid customers to postpaid accounts as data usage continues to increase, and as the company’s brand and reputation continue to strengthen. As of September 30, 2016, management estimates it has approximately 15% of the postpaid consumer mobile market as measured by subscribers. As stated previously, management believes that as 2degrees improves its customer mix, and gains a greater share of the postpaid market, the company’s blended ARPU will increase significantly. Based on 2degrees’ existing customer base, postpaid customers have a significantly higher ARPU of $40.06 compared to that of prepaid customers of $8.24, as of the third quarter ended September 30, 2016. Furthermore, with the expected growth of smartphone use in New Zealand, management believes 2degrees will further benefit from growth in the postpaid market due to additional data revenues and the introduction of new devices and channels.

Notes:

(1)	IDC as of Q2 2016. Excludes mobile virtual network operator market share. Management estimates for Q3 2016.
(2)	Percentages may not total 100% due to rounding.

While 2degrees has achieved great success serving consumers, it now has the opportunity to accelerate the acquisition of SME customers by leveraging its Snap acquisition. At the close of the third quarter of 2016, 2degrees had approximately 6% of the business postpaid mobile market share as measured by subscribers, but it expects significant revenue growth as it increases its share of what is today over a NZD$800 million market.

Notes:

(1)	Management estimates as of Q4 2015.
(2)	Percentages may not total 100% due to rounding.

Snap Acquisition Provides Critical Ability to Offer Bundled Solutions

The acquisition of Snap in April 2015 provided 2degrees with the ability to offer fixed broadband to effectively target SME customers and enable revenue synergies and cross selling by offering bundles to consumers.

These new product offerings will provide growth beyond 2degrees’ core wireless offerings, increase the company’s ability to cross-sell to its existing customer base, and drive revenue in a capital-efficient manner by leveraging off the government-backed wholesale fiber infrastructure that can be used by ISPs such as 2degrees to deliver broadband services.

The benefits of this strategy are already evident with broadband subscribers more than doubling since the acquisition. Wireline service revenues for the nine months ended September 30, 2016 were $30.6 million.

As mentioned above, only 7% of 2degrees’ postpaid subscribers also use its broadband offering. This provides the company ample opportunity to continue cross-selling these products to its existing customer base, which 2degrees has started with its launch of 1Gbps home plans in October 2016.

Management also expects its bundled offering to accelerate penetration of the SME space and, to that end, launched a fixed broadband offering in June 2016.

As customers embrace a more data intensive lifestyle, management believes that this bundling approach will allow 2degrees to continue to gain market share.

Significant Track Record of Growth

2degrees offers wireless voice and data communication services through both postpaid and prepaid payment plans. As of September 30, 2016, 2degrees had approximately 1.4 million wireless subscribers (representing an estimated 23% market share of the wireless subscriber base). Postpaid subscribers represented approximately 26% of 2degrees’ wireless subscriber base as of September 30, 2016. As can be seen in figure 5, while prepaid subscribers have historically comprised the majority of 2degrees’ subscriber base, the continued focus on the postpaid sector has resulted in postpaid subscriber growth from approximately 12,000 subscribers in 2010 to 313,000 in 2015, a compound annual growth rate of approximately 92%. From 2010 to 2015, 2degrees added an average of approximately 60,000 postpaid customers annually, a trend which is expected to continue into 2017. Postpaid subscribers represent an increasing proportion of its customer mix, a shift which management believes will continue, driven by the enhanced offerings of the latest in-demand 4G devices, the increasing growth in data consumption, the launch of the 4G network, and the introduction of alternative distribution channels.

Service Revenues also continue to experience double-digit growth, as shown in figure 6, with revenue from fixed-broadband expected to increase nearly 50% in 2017 as 2degrees continues to capitalize on the cross-selling opportunities discussed previously. Wireless service revenue increased $17.5 million for the nine-months ended September 30, 2016 compared to the same period in the prior year. The growth in wireless service revenue is primarily attributable to the increase in the postpaid subscriber base and growth in the consumption of data services as a result of continuing network expansion projects and the 4G network overlay. Revenue from data services continues to grow as the penetration of smartphones and other data-enabled devices accelerates. 2degrees supports data services for all major smartphone platforms.

As shown in figure 8, the growth in higher ARPU postpaid customers as well as 2degrees’ continued network investments, which result in materially lower national roaming expense, continue to drive a significant increase in Adjusted EBITDA and Adjusted EBITDA margin. As a result of the completion of 2degrees’ significant network investment program implemented in 2015 and 2016, 2degrees expects capital expenditures as a percentage of Service Revenues to step down in 2017, which 2degrees believes will contribute to an increase in cash flow.

Notes:

(1)

See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. Projections represent the midpoint of a range of + / - 2% of the projected amount.

(2)	See “Caution Regarding Forward-Looking Statements”.
(3)	Adjusted EBITDA margin by segment is calculated as Adjusted EBITDA by segment divided by Service Revenues by segment.
(4)

New Zealand capital expenditures represent purchases of property and equipment from continuing operations presented in the segment information and included in the Consolidated Statement of Cash Flows. CAPEX represents a non-U.S. GAAP measure, please refer to “Non-GAAP Reconciliation” below for additional information.

(5)

Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, millstone acceptance and timing of supplier invoicing. As such, timing of cash, capital expenditures and CAPEX may differ materially from projected amounts.

For the year ended December 31, 2015 2degrees generated total Service Revenues and Adjusted EBITDA of $254 million and $55 million, respectively. Year-to-date September 30, 2016, 2degrees generated total Service Revenues and Adjusted EBITDA of $229 million and $55 million, respectively. 2degrees has strong momentum and management believes it can grow its Service Revenues 17%, from approximately $321 million in 2016 to approximately $377 million in 2017, and grow its Adjusted EBITDA 29%, from approximately $81 million in 2016 to approximately $104 million in 2017.

Product Offering

2degrees launched and disrupted the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees entered the market offering a novel, low-cost, pre-paid mobile product that cut the incumbents’ prices of pre-paid voice calls and text messages in half. Today, 2degrees continues to offer compelling plans for voice and data. The Prepay Plus plan has low standard calling and texting rates to anyone in New Zealand and can be easily complemented with bundled rate plans, or “Value Packs”. Furthermore, 2degrees also offers “Carryover Packs”, rate plans which let customers call and text Australia at no extra cost. The latter also includes an option that enables customers to carry-over unused minutes and data for up to a year. As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers.

2degrees’ postpaid plans attract higher value subscribers through innovative offers such as the “Carryover” plans, in addition to the Equipment Installment Plan (“EIP”) handset financing program (described below). 2degrees also offers shared plans, “Freedom” plans (no-term contract), and the ability to call and text both New Zealand and Australia at no extra cost. 2degrees also offers a trade-up option on certain high value handsets whereby a subscriber can trade up to the latest smartphone every year under certain terms and conditions.

One of the key changes in the New Zealand market has been the introduction of the EIP, which is handset financing plans that allows customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of these plans significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and total revenues, as well as generating overall customer satisfaction. Since the company separated the repayment of the handset cost from the service charge, subscribers have upgraded to the latest handsets as evidenced by the fact that, as of September 30, 2016, over 80% of all postpaid subscribers are on a 4G handset.

2degrees entered the fixed-line internet service provider (“ISP”) business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, the company offers just two plans to new residential customers: an uncapped internet plan and a plan with a traffic cap of 80 gigabytes per month. 2degrees offers customers equivalent pricing for both traditional copper broadband and entry-level ultra-fast fiber broadband. This enables 2degrees to stand by its commitment to offer the best type of connection available at each address, and to upgrade customers as new technology becomes available.

Marketing Strategy

2degrees positions itself as customer friendly, standing for value, fairness, and simplicity, combining low-cost alternatives with excellent customer service. The company leverages its outstanding customer service capabilities to differentiate itself from competitors and to foster a highly satisfied and loyal customer base as evidenced by the company’s strong net promoter score. This customer-centric focus has resulted in 2degrees receiving numerous customer service awards from Canstar Blue and Roy Morgan Research, both of whom seek to identify and reward brands that exemplify product innovation and customer value.

Advertising

2degrees’ media strategy involves developing insight into consumer preferences and choices, followed by seeking to influence the consumers at each stage of their selection process. 2degrees aims to (i) reach consumers who are not actively in the market, (ii) win share from consumers who are seeking a communications product, and (iii) foster brand-loyalty and advocacy to its existing customers. With respect to media strategy, 2degrees focuses on digital, television, online-video content, and outdoor advertising to market the 2degrees brand.

Distribution

As of September 30, 2016, 2degrees’ distribution network included approximately 19 company-owned retail stores, over 35 independent dedicated dealers and over 1,700 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

2degrees expanded its distribution footprint in November 2015 by collaborating with The Warehouse, a major retailer with 94 retail stores nationwide, and also utilizes The Warehouse’s online store platform to provide a low-cost Warehouse-branded prepaid service offering to customers. The introduction of the Warehouse offering allows 2degrees to provide a differentiated prepaid product to target a specific subscriber segment. This partnership enables 2degrees to compete against low-cost competitors without creating revenue assurances or brand challenges within the core 2degrees customer base, thereby minimizing the potential cannibalization of the company’s existing customers. The Warehouse Mobile partnership broadens the reach of 2degrees’ prepaid services with the help of New Zealand’s largest general retail chain through the synergies of 2degrees’ network together with Warehouse Mobile’s brand and distribution.

Operations

Facilities

2degrees is headquartered in Auckland, with offices in Wellington and Christchurch.

Employees

2degrees has experienced rapid growth and has increased total employees from 381 to 1,039 employees as of September 30, 2016. The company’s employees are distributed across the company’s functional areas with 280 in sales and marketing, 208 in operations and engineering, 96 in information technology, 354 in customer operations, and 101 in finance and administration, corporate affairs and human resources.

Assets

Network

2degrees operates 2G, 3G and 4G networks. As of September 30, 2016, the 2degrees network consisted of 1,017 cell sites, of which approximately 630 have 4G capability (an increase of 172 4G sites from September 30, 2015). 2degrees provides nationwide coverage (approximately 98% as of September 30, 2016) through its own network coverage (96%) and a national roaming agreement with Vodafone. During 2015, 2degrees built additional cell sites to improve data throughput and in-building coverage. Additionally, 2degrees initiated deployment of cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs; capital investment benefits for this construction program are expected to be realized in 2017 after the project is completed in 2016.

2degrees Spectrum Holdings

Management believes 2degrees has ample spectrum to compete effectively against other New Zealand wireless operators and does not currently foresee any problems renewing its spectrum position once the applicable license expiration date is reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031(1)	4G
900 MHz	9.8 MHz x 2	2031(2)	2G and 3G
1800 MHz	25 MHz x 2	2021	2G and 4G
2100 MHz	15 MHz x 2	2021	3G

Notes:

(1)

The 2031 expiration for the 700 MHz spectrum pertains to the Conditional Management Right transferred to TIRS upon satisfying the installment payment and service requirements per the Management Rights Agreement. If TIRS does not satisfy the aforementioned criteria, the 700 MHz Spectrum license expires in 2020.

(2)

The 2031 expiration for the 900 MHz spectrum pertains to Management Rights to be transferred to 2degrees upon paying by May 2022 the agreed price and satisfying New Zealand Commerce Act requirements per the sale offer that 2degrees accepted for these Rights. If 2degrees does not satisfy the aforementioned criteria, the 900 MHz Spectrum Rights expire in 2022 except for 4 MHz that 2degrees has paid for and that expires in 2031.

Market Context

Economic Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country’s GDP per capita is on par with Western Europe.

Notes:

(1)	OECD 2015. See “Caution Regarding Forward-Looking Statements”.
(2)

CIA World Factbook. Agriculture includes farming, fishing, and forestry. Industry includes mining, manufacturing, energy production, and construction. Services include government activities, communications, transportation, finance, and all other private economic activities that do not produce material goods.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by S&P and Aaa by Moody’s based on the country’s high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the Official Cash Rate (“OCR”) is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecommunications Market Overview

The size of the New Zealand telecommunications market reached NZD$5 billion in 2015 and total industry investment for 2015 was approximately NZD$1.77 billion, surpassing the previous high in 2014. This investment was underpinned by government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the Rural Broadband initiative, which brings fiber connection to rural areas; and the 4G mobile spectrum investment, which upgrades the infrastructure capability.

With a comparably high wireless penetration rate of 136% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. Mobile data consumption has nearly doubled within the past year; consumers utilized approximately 390 megabytes per subscriber in 2015, up from 229 megabytes in 2014, suggesting strong growth in data consumption for the foreseeable future. This growth in consumption is largely due to an increased share of smartphone owners utilizing data. In 2016, smartphone device shipments have taken a 92% share of overall device shipments in the market. Additionally, New Zealand smartphone adoption has risen to 82% through June 30, 2016, up from 77% in 2015 and 68% in 2014.

Competition

2degrees competes with two wireless providers in New Zealand: Vodafone, with 39% of the wireless subscriber market, and Spark New Zealand, with 38% of the market, in each case based on management estimates as of September 30, 2016. Vodafone operates a 2G, 3G and 4G network. Spark New Zealand operates a 3G and 4G network. Spark New Zealand and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees competes with a handful of broadband providers in New Zealand: Spark New Zealand with 43% of the broadband subscriber market, Vodafone with 27% of the market, CallPlus with 13% of the market, Trust Power with 4% of the market, and remaining players accounting for 10%, as of Q2 2016.

Governmental Regulation

New Zealand has a dedicated Minister for Communications, supported by the Ministry of Business Innovation and Employment, which advises on policy implementation for telecommunications and spectrum issues.

Implementation of New Zealand’s Telecommunications Act 2001 is overseen by the politically independent Commerce Commission of New Zealand. The Commission enforces, monitors, and provides reports on the telecommunications sector, as provided for in the Telecommunications Act 2001. 2degrees believes it benefits from a supportive policy and regulatory framework. It has had the ability to purchase spectrum, has gained access to tower sharing sites, has benefited from regulated number portability and regulated rates for mobile termination, and has the ability to secure regulated rates for national roaming if commercial negotiations fail. In addition, the Telecommunications Act 2001 provides for wholesale regulation of fixed access services that 2degrees offers, including bitstream unbundling.

To promote competition in the telecommunications sector, legislation has specified that the Commerce Commission must include a dedicated Telecommunications Commissioner. The Commissioner oversees a team that is responsible for identifying which telecommunications services warrant regulation, price and non-price terms for regulated services, market monitoring and for establishing enforcement arrangements applicable to regulated services.

The Government is currently undertaking a statutory review of the Telecommunications Act 2001. It has announced that the regulatory framework for fixed services (fiber and copper) will be regulated using a ‘utility style’ building blocks approach post-2020 (representing a shift from the current copper TSLRIC pricing approach). Access to fiber unbundling will be required. There are no major changes to the regulation of mobile services expected but various generic Telecommunications Act 2001 processes may be streamlined. Implementation details are still to be determined.

The New Zealand government’s Ministry of Business, Innovation and Employment administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700MHz spectrum licenses expire in 2031; other spectrum licenses are due to expire in 2021. Government policy is to offer renewals to existing license holders, but the costs of such renewals have not been determined at this time.

The New Zealand government has recently taken an active role in funding fiber and wireless infrastructure development in order to enhance citizens’ access to broadband services. In March 2015 the New Zealand government announced the expansion of the existing Ultra-fast Broadband to the premises initiative from 75% to 80% of premises passed at a projected cost of between NZD$152 million and NZD$210 million. In addition, the New Zealand government announced a further NZD$150 million of funding to improve broadband coverage in rural areas and address mobile blackspots. Competitive tenders for these initiatives are expected to be completed in 2017.

New Zealand’s Overseas Investment Office (“OIO”) screens foreign investments that would result in the acquisition of 25% or more ownership of, or a controlling interest in, “significant business assets” (significant business assets are defined as assets valued at more than NZD$100 million). For those investments that require screening, the investor must demonstrate the necessary business experience and acumen to manage the investment, demonstrate financial commitment to the investment, be of good character, and not be a person who would be ineligible for a permit under New Zealand immigration law.

Alignvest and Trilogy have submitted an application under the Overseas Investment Act 2005 and the Overseas Investment Regulations 2005 for consent to the transactions contemplated under the Arrangement. It is a mutual condition precedent to the completion of the Arrangement that the OIO has approved of the indirect acquisition of 2degrees by Alignvest on terms satisfactory to Alignvest and Trilogy, acting reasonably, on or before the Effective Date. Alignvest and Trilogy expect a decision to be issued by the OIO shortly and have no reason to believe that approval will not be granted or that it will be issued subject to significant restrictions.

The OIO also monitors foreign investments after approval. All consents are granted with reporting conditions, which are generally standard in nature. Investors must report regularly on their compliance with the terms of the consent. It is an offence to intentionally or recklessly make false or misleading statements, or any material omission, in any information provided to the OIO. If the High Court is satisfied that an offense has been committed, the High Court can order the disposal of the investor’s New Zealand holdings.

2degrees is also required to give notice of the Arrangement to several government agencies in New Zealand and has done so. Among the agencies notified is the Ministry of Business, Innovation, and Employment (“MBIE”), which administers radio frequency licenses. In accordance with the opinion of its local counsel in New Zealand, 2degrees has advised MBIE that 2degrees does not consider that MBIE has a right to consent to the transaction but requested MBIE to respond to 2degrees’ notice by the end of November if MBIE had questions or comments about the transaction. MBIE acknowledged receipt of the 2degrees notice but has not made any further comment.

Political Climate

New Zealand is a constitutional monarchy with a stable parliamentary system of government closely patterned on that of the United Kingdom. The Labor Party and the more conservative National Party dominate New Zealand politics, governing in coalition with smaller parties, which has resulted in a stable legislative environment.

New Zealand is renowned for its efforts to ensure a transparent, competitive, and corruption-free government procurement system. Stiff penalties against bribery of government officials as well as those accepting bribes are strictly enforced. New Zealand consistently achieves top ratings in the Transparency International’s Corruption Perception Index (“CPI”). In the 2015, Transparency International ranked New Zealand number four in the world (out of 167 countries and territories), with a rating of 88 out of 100.

Intangible Properties

2degrees has a unique and strong local brand with marketing and operating strategies tailored to fit its market and the potential return on investment. 2degrees’ intellectual property enables it to be known and recognized in the New Zealand marketplace through its brand style, trade dress, domain names and trademarks. For example, the 2degrees brand plays a key role in product positioning and its reputation.

2degrees aims to maximize the value of its intangible assets by ensuring that they are adequately used, protected and valued. In order to protect its intellectual property assets, 2degrees relies on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws as well as contractual provisions under licensing arrangements.

2degrees’ intangible properties also include wireless spectrum licenses as further discussed above under “2degrees Spectrum Holdings”.

2degrees Shareholders Agreement

The governance of 2degrees is addressed in the company constitution, which sets forth conventional terms relating to the rights and obligations of shareholders and the board of directors, and by the 2degrees Third Amended and Restated Shareholders Agreement, dated November 22, 2012 (the “2degrees Shareholder Agreement”). TINZ, TISP and the principal minority shareholders of 2degrees, Tesbrit, Hautaki and KMCH, are parties to this agreement. Its amendment requires each of their consent. The 2degrees Shareholder Agreement limits the business of 2degrees to providing telecommunications services in New Zealand, requires shareholders to exercise best efforts to refer business opportunities to 2degrees, and requires them to refrain from activities that are competitive with 2degrees.

Trilogy has strategic and operational control of 2degrees, subject to significant protections for 2degrees minority shareholders, as set forth in the 2degrees Shareholder Agreement. This agreement specifies a board of directors that consists of a maximum of eight directors, of which four are appointed by TINZ, two by Hautaki, and two by Tesbrit, with each shareholder’s right to appoint directors being conditioned on that member holding at least 4% of the equity of 2degrees. It is expected that Hautaki’s two board members will resign in connection with the completion of the Arrangement. Generally, decisions will require the approval of five directors; if the board deadlocks on a matter, the issue will be resolved by the vote of a simple majority of outstanding 2degrees Shares. However, certain extraordinary decisions will require the approval of at least one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, the nature of 2degrees’ business, transactions outside of the ordinary course of business, and affiliated party transactions. Following the Arrangement, a proposal to sell more than half of 2degrees’ assets will require TINZ and Tesbrit’s approval.

The agreement provides all shareholder parties with pre-emptive rights in respect of issues of 2degrees Shares and indebtedness, except with respect to securities issued to employees pursuant to an approved equity compensation program.

All share transfers (other than between approved Maori investors and for internal shareholder group re-organisations) are subject to rights of first offer in favor of Trilogy and Tesbrit pro rata. Share transfers by Trilogy or Tesbrit to any party besides each other are also subject to rights of second offer in favor of other shareholder parties. All shareholder parties have tag along rights in the case of a sale of shares by Trilogy or Tesbrit to a third party. If Trilogy and Tesbrit seek to transfer all of their shares to a third party in excess of a threshold price, they can drag all other shareholder parties in the transaction.

The 2degrees Shareholder Agreement terminates upon mutual consent or upon the dissolution or public listing of 2degrees.

Trilogy and the parent of Tesbrit also executed a separate agreement dated May 15, 2008, setting forth similar transfer restrictions and rights concerning transfers of equity interests in TINZ and Tesbrit.

Bolivia (NuevaTel)

Overview

The Trilogy Founders launched NuevaTel in 2000 while they were running Western Wireless. Trilogy subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings characterized by innovative solutions to expand market share and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of September 30, 2016, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 24% subscriber market share.

Strategy

NuevaTel has been a significant player in the Bolivian wireless industry since its launch in 2000. Over the past 16 years, the company has grown substantially. Since 2008, NuevaTel has distributed cumulative gross dividends of $244 million to its shareholders. In 2015 and 2016, NuevaTel increased its network investment in Bolivia. This reinvestment resulted in a return to sequential growth for NuevaTel’s Adjusted EBITDA in the second and third quarters of 2016. Capitalizing upon this renewed momentum, the company’s key growth initiatives in the coming years will focus on (i) driving LTE adoption, (ii) increasing data usage amongst existing subscriber base, and (iii) continuing its LTE overlay expansion.

Management believes that future growth in the Bolivian wireless business will be driven through expanded LTE adoption to enable greater data consumption. NuevaTel has started migrating and upgrading its existing high-value customers to LTE devices, and has seen their level of usage and associated data revenues more than offset the secular decline in traditional voice and text revenues. As such, NuevaTel will continue to incentivize upgrading to 4G with creative promotions and targeted subsidies.

To increase data consumption further, NuevaTel is participating with Facebook in its Internet.org initiative (the partnership between the social networking services company Facebook and global telecommunication companies to help bring affordable access to Internet services in less developed countries) and is currently pursuing compelling content to bundle with wireless service offerings in 2017.

To broaden the overall availability of 4G / LTE services, NuevaTel will continue to invest capital in expanding its LTE footprint. Management expects to build over two hundred additional sites in each of the next two years bringing the LTE network footprint to over 90% of its own network. Management believes these investments will drive steady growth in Service Revenues and Adjusted EBITDA and provide a continued stream of dividends to fund additional growth opportunities.

NuevaTel Opportunities

Underpenetrated Market with Significant Data Opportunity

The increasingly rapid adoption of 4G / LTE and smartphone technology in the Bolivian wireless market presents a significant growth opportunity for NuevaTel. While Bolivia has the lowest wireless penetration rate among its Latin American peers, it is rapidly catching up, especially as it relates to smartphone penetration. There has never been a national telephone company in Bolivia, and the traditional, in-ground, copper fixed-line infrastructure (such as in New Zealand) has been cost-prohibitive for a nationwide build, thus broadband penetration has historically been limited. As a result, mobile handsets, particularly smartphones enabled by 4G / LTE technology, are often customers’ primary way of accessing the internet, resulting in substantial demand for wireless data. Industry trends suggest a significant increase in smartphone adoption in Latin America through 2019 due largely to the increasing availability of 4G / LTE devices as well as the emergence of increasingly affordable data-enabled handsets at price points below $75.

Notes:

(1)	GSMA LatAm mobile economy. See “Caution Regarding Forward-Looking Statements”.
(2)	Bank of America Global Wireless Matrix (Q2 2016) and management estimates (Q3 2016).

Poised for Growth

In 2015 and 2016, NuevaTel made significant network investments, with total sites increasing 16% year-to-date in 2016. As the following tables illustrate, this investment in NuevaTel’s network has significantly improved network performance, and is evident in the year-over-year decreases in monthly subscriber churn, a stabilization of the wireless subscriber base, and growth in Adjusted EBITDA over the past two quarters.

Data Revenue Inflection Point Serving as Key Driver of Growth

In addition to the overall network improvement, NuevaTel has also invested significantly in its LTE network. Since the launch of LTE in Q1 2015, NuevaTel has deployed LTE technology to 54% of total cell sites as of Q3 2016.

NuevaTel’s customer base is in the early phase of smartphone adoption, with just 10% of its subscribers using an LTE-enabled device. As LTE device costs continue to decline, management expects the adoption rate of LTE handsets to increase. As more subscribers gain access to, adopt, and utilize LTE devices, data usage and data ARPU are correspondingly expected to rise. Importantly, the incremental data revenue for these LTE subscribers will offset management’s projected decline in voice and SMS revenues, which are primarily driven by declining voice and SMS usage – a trend seen globally. Furthermore, management expects data revenue as a proportion of Service Revenues to surpass other components of Service Revenues, which includes voice and SMS, in the second quarter of 2017. See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections.

Notes:

(1)

See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. Projections represent the midpoint of a range of +/- 2% of the projected amount.

(2)	See “Caution Regarding Forward-Looking Statements”.

Long Track Record of Substantial Cash Flow Generation

NuevaTel has historically been a steady generator of cash, paying out cumulative gross dividends of $244 million to shareholders since 2008. During 2015 and through the first three quarters of 2016, NuevaTel has invested over $87 million in its network and infrastructure.

NuevaTel is experiencing significant growth in its postpaid subscriber base, while its prepaid subscriber base is expected to stabilize and then return to growth in late 2016 or 2017. At the same time, the recent decline in Service Revenues due in part to voice substitution is expected to be offset by data revenue growth generated by the increasing use of LTE devices in 2017. The combination of these factors is expected to generate EBITDA and earnings growth.

Notes:

(1)

See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. Projections represent the midpoint of a range of + / - 2% of the projected amount.

(2)	See “Caution Regarding Forward-Looking Statements”.
(3)	Bolivia capital expenditures represent purchases of property and equipment from continuing operations presented in the segment information and included in the Consolidated Statement of Cash Flows.
(4)

Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, millstone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.

For the year ended December 31, 2015, NuevaTel generated total Service Revenues and Adjusted EBITDA of $281 million and $92 million, respectively. Year-to-date September 30, 2016, NuevaTel generated total Service Revenues and Adjusted EBITDA of $201 million and $58 million, respectively. NuevaTel has strong momentum and management believes it can grow its Service Revenues 5%, from approximately $271 million in 2016 to approximately $284 million in 2017, and can grow its Adjusted EBITDA 6%, from approximately $81 million in 2016 to approximately $86 million in 2017. See “Caution Regarding Forward-Looking Statements”.

Product Offering

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of September 30, 2016. Postpaid plans are sold using a customer-friendly, simplified approach with five distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos. Additionally, prepaid customers are eligible to receive voice and data service bonuses at the time of recharge based on a customer’s tenure and historical purchase trends, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including iPhones and Samsung Galaxy devices; however, the majority of its handset sales are more affordable smartphones from manufacturers such as Huawei. The recent availability of 4G-enabled smartphones at prices affordable to Bolivian customers is a key factor enabling 4G adoption. With the increasing penetration of 4G / LTE smartphones in the customer base, there is a significant opportunity for continued growth in data adoption as NuevaTel’s 4G / LTE network continues to expand.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 64 thousand units installed nationally and WiMax, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid services. Public telephone and WiMAX products combined contributed less than 7% of Service Revenues in 2015, which declined to 6% in the nine months ending September 30, 2016.

Marketing Strategy

NuevaTel has positioned itself as the young and dynamic challenger brand in the Bolivian telecommunications market under the brand “Viva”. The company’s emphasis is on higher-value customers in both the prepaid and postpaid services and on urban areas with higher population density and relatively strong socio-economic factors. Specifically, NuevaTel caters to millennials, and has developed a community for its customers centered on music, concerts, and Bolivian brands to increase loyalty. Additionally, the company offers a unique loyalty program known as “Fidepuntos”, a customer-rewards program that grants points for service consumption and tenure, designed to: increase loyalty, develop stronger relationships between customers and the company and reduce churn which leads to a higher customer lifetime value – a key marketing measure of customer profitability.

Distribution

NuevaTel distributes its products through company-owned “Viva” stores, which allow customers to interact with devices and technology, NuevaTel also utilizes outsourced dealers and stores, which help implement the company’s handset distribution strategy to increase LTE device proliferation and data adoption. As of September 30, 2016, NuevaTel’s distribution network included approximately 17 stores, over 180 dealers and approximately 9,100 other dealer points of presence.

Advertising

NuevaTel uses many different forms of advertising to communicate and connect with its customers. Institutional brand awareness is built using television and billboard advertising; while newspaper, radio, and digital channels are typically used to drive promotional campaigns.

Operations

Facilities

NuevaTel’s headquarters is located in the capital city of La Paz. Additional operational offices are located in Santa Cruz and Cochabamba, with sales support offices located throughout the country.

Employees

As of September 30, 2016, NuevaTel had approximately 710 employees. The 710 employees are distributed across the company’s functional areas with 294 in sales and marketing, 113 in operations and engineering, 82 in information technology, 79 in customer operations, and 142 in finance and administration, corporate affairs and human resources.

Assets

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 913 cell sites at the close of December 31, 2015 and approximately 1,056 cell sites at the end of September 30, 2016. Additionally, NuevaTel launched a significant amount of 4G sites in 2015, ending the year with approximately 396 4G sites while adding another approximately 176 to end the third quarter of 2016 at approximately 572 4G sites.

NuevaTel launched major network expansions in 2015 and 2016 to enable 4G and expand 3G services. The company is investing a total of $100 million over this period in network infrastructure to boost in-city coverage, both in terms of speed and capacity. Total cell site counts increased by 16% year-to-date in 2016, while LTE sites as a percentage of total increased from zero to 54% from the first quarter of 2015 to the third quarter of 2016.

NuevaTel maintains international roaming agreements with over 200 operators in over 90 countries worldwide as of September 30, 2016.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019-2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024-2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G

Notes:

(1)	30MHz (15MHz x 2) expires in November 2019 and 20MHz (10MHz x 2) expires in April 2028.

Trilogy estimates that NuevaTel had a 68% population coverage as of September 30, 2016.

Market Context

Economic Overview

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, to the southwest by Chile, and to the northwest by Peru. Multiple languages are spoken in Bolivia and its 2009 constitution designates Spanish and all indigenous languages as official. The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. Dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. While there has been speculation as to breaking the peg with the U.S. Dollar, Trilogy does not expect the impact, if any, to be material in the short or medium term. In June 2016, S&P and Moody’s issued ratings of BB and Ba3 for Bolivia’s sovereign bonds and reflect the country’s strong external balance sheet, low debt burden, and favorable debt profile. See “Trilogy Credit Ratings” for additional information.

Bolivia is a resource-rich country with strong growth attributed to captive markets for natural gas exports to Brazil and Argentina. Bolivia recorded the highest growth rate in South America during 2013, and has since then averaged GDP growth of 5% per year. In 2015, natural gas accounted for roughly 50% of Bolivia’s total exports. Bolivia also has one of the world’s largest reserves of lithium, which is essential in the production of batteries, with lithium supply security becoming a top priority for technology companies in the U.S. and Asia. The U.S. Geological Survey estimates 9 million tons of identified lithium resources in Bolivia, representing 22% of the world’s total.

Notes:

(1)	The World Bank.
(2)

The World Bank; LatAM includes: Antigua and Barbuda, Argentina, Aruba, the Bahamas, Barbados, Belize, Bolivia, Brazil, British Virgin Islands, Chile, Colombia, Costa Rica, Cuba, Curacao, Dominica, Dominican Republic, Ecuador, El Salvador, Grenada, Guatemala, Guyana, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Panama, Paraguay, Peru, Puerto Rico, Saint Maarten, St. Kitts and Nevis, St. Lucia, St. Martin, St. Vincent and Grenadines, Suriname, Trinidad and Tobago, Turks and Caicos Islands, Uruguay, Venezuela, Virgin Islands (U.S.).

In spite of recent lower commodity prices, Bolivia has one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP has increased annually since 2006, from $11.5 billion to $33.2 billion in 2015.

Telecommunications Market

Bolivia has a population of approximately 11.0 million and an estimated wireless penetration rate of 86%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 15 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base. The Bolivian market is exhibiting numerous trends, notably: (i) increased demand for smartphones, (ii) the increased prevalence of 3G and LTE capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of content, music, mobile money, and other such data-based services. The market is experiencing increasing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands. Historically, consumers of services have purchased multiple Subscriber Identity Modules (“SIM”) from one or more MNOs. More recently, and largely due to increasing availability of robust networks, consumers have favored the use of one SIM from a single MNO.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 44% of the market, and Tigo, with approximately 32% of the market, in each case as of September 30, 2016, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G network in the 700 and 1700 / 2100 MHz bands, and has been pursuing a satellite-based strategy with the recent development of the Tupac-Kitari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout all of Bolivia and a significant proportion of its subscriber base is in areas where NeuvaTel does not compete. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G network in 2015 and uses the 700 and 1700 / 2100 MHz bands. Additionally, Tigo provides a complementary cable service that can be bundled with its wireless offerings. The wireless communications systems in which NuevaTel has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel’s long distance service also competes with Entel, Tigo and other alternative providers.

Governmental Regulation

The Trilogy Founders have operated NuevaTel since 2000 and believe they have good relationships with the regulatory bodies. NuevaTel operates two spectrum licenses in the 1900 MHz band for which the first license expires in November 2019, and the second license through 2028. Additionally, NuevaTel provides 4G services in the 1700 / 2100 MHz bands with terms ranging through 2029. The Bolivian constitution specifies that carriers’ vested rights under their existing concessions will be preserved at the renewal date. NuevaTel also provides fixed broadband services using WiMAX technology through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request. See “NuevaTel Spectrum Holdings” above for additional information regarding NuevaTel’s spectrum holdings.

The principal governmental agency with regulatory oversight for telecommunications is the ATT. It is responsible for administering spectrum auctions, renewing licenses and concessions to provide services to the public, monitoring service quality, imposing sanctions for violations of its service reliability rules, setting interconnection rates and implementing other policies designed to promote competition and consumer protection. Recently, it reduced both domestic and international interconnection rates and revised service quality standards. It is expected to implement number portability regulations in 2017.

Under Bolivia’s telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the ATT. The law specifies, in compliance with the Bolivian constitution, that carriers’ vested rights under their existing concessions will be preserved. The ATT migrated the concessions of Entel and Tigo to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. The ATT also issued a proposed replacement contract template to NuevaTel in early 2016 and NuevaTel submitted comments to the ATT noting aspects of the draft that it believes require modifications. NuevaTel believes the ATT will pursue negotiations prior to the expiry date in 2019, but the timing of such discussions is to be determined.

In 2013 and 2014, the Bolivian government allocated 4G spectrum in the 700 MHz and AWS bands (1700 / 2100 MHz) by assignment to Entel and through auctions in which both Tigo and NuevaTel acquired licenses. NuevaTel purchased its 30 MHz license in the AWS band for $23 million. Pursuant to 4G regulations applicable to this license, NuevaTel was obligated to launch 4G service in May 2015 in nine major cities, with additional deployment requirements to be met in the following 96 months. NuevaTel has satisfied its 2015 initial launch and 2016 requirements. It expects to meet future 4G deployment requirements, although it anticipates that the cost of deployment will increase as it expands into rural areas.

See “Risk Factors” in this prospectus.

It is the opinion of Trilogy that no governmental approval of the Arrangement is required. Nonetheless, Trilogy’s Bolivian wireless subsidiary, NuevaTel, informed the Bolivian telecommunications regulator, the ATT, about the proposed transaction. NuevaTel has received no indication from the ATT that the agency will assert that the consummation of the Arrangement requires consent from the ATT.

Political Climate

NuevaTel was launched in 2000 and has operated under six presidents, including the current president, Evo Morales. Since 2006 when Evo Morales was elected as president, the country has experienced strong growth. The high prices and strong demand for Bolivia’s commodities such as natural gas, minerals and soybeans have improved the economy and reduced poverty levels. President Morales has established a level of political stability in one of South America’s poorest countries. His current term ends in 2020. During President Morales’ administration, the Bolivian government has nationalized numerous businesses that were once owned or controlled by the state. In 2008, the Bolivian government re-acquired, by expropriation from Telecom Italia, the shares in Entel that Telecom Italia had previously acquired from the Bolivian government. NuevaTel believes its circumstances differ materially from those enterprises that were expropriated in that it has been funded 100% by direct foreign investment. Furthermore, government officials have recently stated publicly that the “phase” of nationalizations in Bolivia is over, and the Bolivian government has taken steps, through the enactment of a new foreign investment law and trade missions to Europe and North America, to attract foreign investment. Moreover, NuevaTel is committed to actions that are consistent with being perceived as a model corporate citizen of Bolivia. NuevaTel achieves this by (i) continuing to reinvest in its network for the benefit of Bolivian customers, (ii) significantly and progressively employing thousands of Bolivians, directly or indirectly, (iii) being a meaningful taxpayer (14th largest taxpayer in Bolivia in 2014), and (iv) being a model of corporate social responsibility through the Fundacion Viva, a foundation promoting good causes for the people of Bolivia.

See “Risk Factors” in this prospectus.

Emerging Market Considerations

Assets and Property Interests

Trilogy’s interest in NuevaTel is held indirectly through wholly owned subsidiaries, Western Wireless International Bolivia LLC (“Western Wireless LLC”) and Western Wireless International Bolivia II Corporation (together with Western Wireless LLC, the “Western Wireless Subsidiaries”), which together hold 71.5% of NuevaTel. Trilogy’s corporate records for the Western Wireless Subsidiaries include share certificates evidencing their ownership of NuevaTel stock. The share registry maintained by NuevaTel in Bolivia reflects this equity ownership as well.

The assets that NuevaTel owns consist principally of real estate, vehicles, network equipment, mobile communications handset inventory, and licenses; in addition, NuevaTel’s assets include leased real estate, contractual rights, and bank accounts, and other assets that are customary for the operation of a wireless communications business. With respect to real estate, NuevaTel owns several office and store locations, an apartment, and numerous cell sites. NuevaTel has registered its title in the appropriate Bolivian registries to each of these properties with the exception of a small number of cell sites, for which title registration is in process. NuevaTel has also registered its ownership of its vehicles. It holds its other assets pursuant to rights granted in the relevant license and contractual documents. Substantially all of NuevaTel’s assets are treated as collateral for a $25 million loan made by a consortium of Bolivian banks to NuevaTel. Many assets are also subject to encumbrances and restrictions set forth in the applicable contractual agreements and licenses, as is customary for a wireless communications business.

Trilogy has periodically reviewed the status of NuevaTel’s ownership of its assets in the course of assessing NuevaTel’s accounting and business operations controls and in conjunction with due diligence performed in connection with the arrangement of corporate financing at the Trilogy level (most recently performed in May 2016) and in conjunction with Alignvest’s due diligence investigation performed in the fall of 2016 prior to the execution of the Arrangement Agreement.

Impact of Bolivian Laws, Regulations and Customs

The impact of Bolivian laws and regulations on Trilogy’s ownership of NuevaTel is not dissimilar to the impact of most countries’ laws regarding foreign investment. Bolivian law does not preclude Trilogy or any foreign investor from owning a controlling stake in or 100% of a telecommunications company in Bolivia. It does require that Bolivian entities report to the Bolivian central bank regarding the amount of investment that they have received from foreign owners. NuevaTel has regularly prepared these reports in compliance with Bolivian law and has received confirmatory certifications from the Bolivian central bank. As is the case in many countries, dividends paid to foreign investors are subject to a withholding tax. In Bolivia, the rate of such withholding tax is 12.5% .

Material Permits, Business Licenses and Other Regulatory Approvals

The licenses, permits and regulatory approvals that are of principal importance for NuevaTel to operate its wireless business in Bolivia consist of NuevaTel’s original concession from the Bolivian government to offer mobile communications services to the public, various licenses from the Bolivian government to offer ancillary communications services (public telephony, long distance, Internet access, etc.), radio frequency licenses, permits for cell sites from municipalities and environmental agencies, tower permits from the Bolivian aviation authority, and permits from highway and forestry agencies to authorize NuevaTel to install fiber optics for network backhaul. Through due diligence investigations described above, Trilogy is satisfied that all necessary licenses, permits and regulatory approvals have been obtained and are in good standing with the exception of licenses, permits and regulatory approvals whose absence would not constitute a material adverse effect on NuevaTel’s business.

TIP Inc.’s Control of NuevaTel

TIP Inc. will control the Western Wireless Subsidiaries, which in turn have the power, under NuevaTel’s bylaws, to elect 5 of the 7 members that constitute NuevaTel’s board of directors (Comteco, the Bolivian rural telephone cooperative that is the only other NuevaTel shareholder has the right to appoint the other 2 directors). Currently, the Western Wireless Subsidiaries’ appointees to the NuevaTel board consist of 3 Trilogy officers who will be TIP Inc. NEOs – Brad Horwitz, Scott Morris, and Juan Pablo Calvo – plus Andrew Davies (a Trilogy officer), and a NuevaTel executive, Mario Murillo. Comteco’s directors on the NuevaTel board do not have veto rights and therefore cannot block decisions approved by a board majority. The NuevaTel board has the right, by majority vote, to hire or terminate the employment of NuevaTel employees.

Flow of Funds and Removal of Officers of NuevaTel

The NuevaTel board (subject to any fiduciary duties) votes to approve the payment of dividends to its shareholders, the Western Wireless Subsidiaries and Comteco, from time to time. The most recent dividend was approved by the NuevaTel board in October 2016. As noted above, 5 of the 7 NuevaTel directors are elected by the Western Wireless Subsidiaries (which subsidiaries will be controlled by TIP Inc.), as provided in NuevaTel’s bylaws. Board decisions are made on a simple majority vote. The Comteco-appointed directors do not have veto rights.

The NuevaTel board can replace NuevaTel officers by majority vote. The Western Wireless Subsidiaries can change the designations of their board appointees at any time, subject to ratification at a shareholders’ meeting. Because the Western Wireless Subsidiaries hold 71.5% of NuevaTel’s shares, they can approve such changes without regard to the votes of Comteco, NuevaTel’s other shareholder.

NuevaTel’s Corporate Documents

NuevaTel’s minute books, corporate seal, and corporate records are currently held by NuevaTel in its corporate offices in La Paz, Bolivia. NuevaTel plans to deposit its minute books and key corporate records with its bank in La Paz for safekeeping. Trilogy also has copies of essential corporate records, including board meeting minutes. The TIP Inc. board (acting through the Trilogy-appointed NuevaTel directors) will have unrestricted access to NuevaTel’s books and records.

Experience of TIP Inc.’s Executive Officers and Directors in Bolivia

Trilogy’s management team has extensive experience overseeing the operations of NuevaTel in Bolivia. Brad Horwitz was involved in founding the company in 1998 and has been a director of NuevaTel consistently since then. Juan Pablo Calvo is a Bolivian national who has served as NuevaTel’s CEO from 2001 through 2008 and from 2010 through the present. Other Trilogy executives have had responsibilities for aspects of NuevaTel’s operations for several years; similarly, prospective TIP Inc. board members John W. Stanton, Theresa E. Gillespie, and Mark Kroloff, in addition to Brad J. Horwitz, have overseen Trilogy’s investment in NuevaTel for many years (since 1998 in the case of Mr. Stanton, Ms. Gillespie, and Mr. Horwitz; since 2010 in the case of Mr. Kroloff).

By virtue of their long-standing involvement with Trilogy’s investment in NuevaTel, the Trilogy executives who will comprise TIP Inc.’s management team and a majority of the TIP Inc. Board are familiar with Bolivia’s political environment, its business culture and practices, and relevant laws and regulations (including labor, tax, telecommunications, and banking laws and regulations). Proposed members of the TIP Inc. board who have not had prior experience in overseeing Trilogy’s investment in NuevaTel have learned about Bolivia’s business, political and regulatory environment in the course of due diligence investigations leading to the proposed Arrangement and have personally met with Juan Pablo Calvo, NuevaTel’s CEO. Following closing of the transaction, the TIP Inc. Board will receive information on key business, political and regulatory issues affecting NuevaTel’s business.

Members of the Trilogy management team regularly visit NuevaTel’s offices in Bolivia and the NuevaTel management team travels to North America periodically to meet with Trilogy staff. On average, these face to face meetings occur once every two months. Juan Pablo Calvo, the NuevaTel CEO and a TIP Inc. NEO, is fluent in English and Spanish. The NuevaTel management team is fluent in English and Spanish. Given the fluency of the NuevaTel management team in English and Spanish, TIP Inc. does not believe that a significant language barrier will exist between TIP Inc. and the NuevaTel staff.

Corporate governance documents for NuevaTel were prepared originally in Spanish and have been translated into English. Most of NuevaTel’s principal contracts with equipment vendors have been prepared in English. As needed, other documents that were originally prepared in Spanish (real estate leases, customer contracts, government licenses and regulations) have been translated into English.

Audit Committee Authority and Compliance with NI 52-110 and NI 52-109

TIP Inc. intends to exercise control over NuevaTel through its ownership of the Western Wireless Subsidiaries that are majority shareholders of NuevaTel. Consequently, TIP Inc.’s audit committee is expected to have access to all of NuevaTel’s records and is not expected to be restricted in its ability to engage and set the compensation for advisors or auditors to review NuevaTel’s records and operations.

As part of TIP Inc.’s process in developing controls around internal control over financial reporting, and its process to comply with NI 52-109, TIP Inc. has considered the guidance under OSC Staff Notice 51-720 - Issuer Guide for Companies Operating in Emerging Markets. TIP Inc. has also considered NI 58-201, which highlights that the TIP Inc. Board should adopt a written mandate that explicitly acknowledges responsibility for, among other things, the identification of principal risks of the company’s business and oversight of the implementation of appropriate systems to manage these risks. These procedures will seek to ensure that those charged with corporate governance will have a sufficient understanding of Bolivia’s legal, regulatory, political and cultural risks that may impact the company and that these risks are evaluated in the context of operating in Bolivia.

TIP Inc. will assess the risks it faces and prioritize the risks first through linking up the risks to its financial statement disclosures taking into account multiple locations, including emerging markets. Evaluation criteria could include materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, accounting and reporting complexities, among other things.

TIP Inc.’s process is on-going, and it expects to be in compliance with the requirements of NI 52-109 when applicable.

Statuary Rights and Remedies under Canadian Securities Laws

Through its indirect ownership and control of the Western Wireless Subsidiaries, TIP Inc. intends to control the operations and assets of NuevaTel and thus have an ability to declare dividends or distributions if needed to fulfill obligations that it may owe to TIP Inc. investors. As such, and for the additional reasons described above, TIP Inc. does not expect that the location of a material portion of its assets in Bolivia will impact an investor’s rights and remedies under Canadian securities laws.

Intangible Properties

NuevaTel operates under the brand name “Viva” in Bolivia. The intangible property considerations with respect to NuevaTel’s business are substantially the same as 2degrees as described above under “Description of the Business of TIP Inc. – New Zealand (2degrees) – Intangible Properties”. NuevaTel’s intangible properties also include wireless spectrum licenses as further discussed above under “NuevaTel Spectrum Holdings”.

NuevaTel Shareholders Agreement

NuevaTel is a party to a shareholders agreement dated November 19, 2003 (the “NuevaTel Shareholders Agreement”) with two of Trilogy’s subsidiaries, and Comteco (collectively, the “NuevaTel Shareholders”). This shareholders agreement provides, among other things, that Trilogy has the right to appoint two-thirds of the members of the NuevaTel Board of Directors. Trilogy therefore has effective control over the management and operations of NuevaTel. This agreement also provides the NuevaTel shareholders with certain preemptive rights, and it includes customary tag-along rights in favor of the minority shareholder, and drag-along rights in Trilogy’s favor. In addition, any transfer of Trilogy’s NuevaTel shares is subject to a right of first offer in favor of the minority shareholder.

The NuevaTel Shareholders Agreement provides that any NuevaTel Shareholder (including Trilogy) proposing to sell or transfer any of its NuevaTel Shares to any unaffiliated third party must first offer to sell those NuevaTel Shares to the other NuevaTel Shareholders.

Each NuevaTel Shareholder has certain tag along rights to participate in a sale, transfer or other disposition of NuevaTel Shares if any NuevaTel Shareholder proposes to sell 20% or more of its NuevaTel Shares to any unaffiliated third party purchaser, subject to compliance with the right of first offer provisions discussed above.

Trilogy’s subsidiaries also have certain drag along rights allowing them to cause a sale of all of the issued and outstanding NuevaTel Shares to a third party purchaser, so long as they have complied with the right of first offer procedures discussed above and their price for selling NuevaTel is at least 110% of the price provided for in its original right of first offer.

The NuevaTel Shareholders Agreement terminates on the earlier of: (i) December 2021; (ii) the dissolution or bankruptcy of NuevaTel; (iii) the public listing of its shares; and (iv) the revocation of its concession to offer wireless services.

Accretive M&A

In addition to the growth in its current operating assets, Trilogy intends to leverage its expertise by acquiring additional telecommunications companies. Management believes that with an improved capital structure Trilogy will have the opportunity to pursue various strategic acquisitions. First, Trilogy can acquire businesses with complementary product offerings in existing geographic markets, similar to the Snap acquisition that added broadband capabilities. These transactions are expected to increase the company’s ability to cross-sell products to its existing customer base, as well as attract new, previously unserved customers. Second, Trilogy expects to target operators in geographic markets adjacent to its existing operations, notably in the Southern Pacific region as well as in South America, where the company expects to be able to realize revenue synergies from comparable customer bases as well as cost synergies from existing infrastructure. Finally, Trilogy intends to pursue new platform investments in other international jurisdictions, leveraging management’s extensive telecom industry relationships and professional contacts who provide regular access to new opportunities and related deal flow. For each of these different avenues, management will continue to identify opportunities that display some of the characteristics they find attractive in international wireless operators. Potential targets are expected to have some combination of (i) operations in stable and well established markets, (ii) meaningful market share, (iii) the possibility to benefit from the switch from voice to data usage, (iv) the opportunity to grow through ancillary businesses, (v) demonstrated profit potential, (vi) the possibility to benefit from recent capital investments, (vii) ownership of their own infrastructure, and / or (viii) ample spectrum positions.

With a de-levered balance sheet and access to public market capital, Trilogy’s management will now have the ability to pursue opportunities and become a platform for future acquisitions.

Historical M&A Experience

As can be seen from the transaction history below, Trilogy’s management team has extensive experience buying, launching, operating, and opportunistically selling international telecommunication assets of various sizes in both North America and around the world.

As one of the original executives of McCaw Cellular, Mr. Stanton pioneered the creation of the national wireless brand in the United States, Cellular One, consolidating a continental network by acquiring licenses directly from the Federal Communications Commission and from other wireless operators. Mr. Stanton held various positions at McCaw Cellular including Chief Operating Officer and Vice Chairman and served as a director from 1986 to 1994. In 1994, the predecessor of AT&T Wireless acquired McCaw Cellular for U.S.$16 billion.

Mr. Stanton and Mr. Horwitz played a central role in founding SmarTone with Asian investors in Hong Kong in 1992. Mr. Horwitz was SmarTone’s CEO between 1992-1995. It was a greenfield start-up in an established three player market and the first GSM operator in Asia. The network launched within the first year of license award and was also EBITDA positive after the first year. In 1996, SmarTone was publicly listed in Hong Kong with a market capitalization of $1.1 billion.

Mr. Stanton and Ms. Gillespie founded Western Wireless in 1992. Three years later, Mr. Horwitz joined the Western Wireless senior management team. Western Wireless was one of the largest providers of rural wireless communications services in the United States and established two subsidiaries, Voicesteam, which focused on personal communications services in urban markets in the United States, and WWI, which pursued international wireless opportunities under the leadership of Mr. Horwitz.

Over the years, Voicestream created a national network footprint through M&A consolidation. In 1999, Voicestream was spun off as a separate publicly traded company and in 2001 it was acquired by Deutsche Telekom for $34B. Today, Voicestream continues to grow as T-Mobile USA and has over 63 million customers and $32.1 billion of revenue as of December 2015.

From 1995 through 2005, WWI acquired wireless communications services in 11 countries, spanning the Baltics, the Caucasus, Africa, the Caribbean, Latin America, and the former Soviet Republics.

For example, in 1996, WWI invested in BaltCom, a Latvian cellular operator. In 2000, Tele2 AB acquired BaltCom for $277 million. BaltCom was the second largest provider of GSM cellular services in Latvia. WWI owned a 22% interest in the company and received proceeds of $67 million.

WWI also invested in Meteor in 1998, developing it as a greenfield asset. And in 2001, WWI bought 100% of Vodafone Group’s equity stake in tele.ring. Management performed a strategic transformation of the business including successfully gaining market share as the 4th wireless operator in Austria, and transitioning from being EBITDA negative to significantly EBITDA positive within the first 4 years.

In 2005, Western Wireless Corporation, including WWI, was acquired by Alltel, now a part of Verizon, for U.S.$6 billion. Immediately following the sale, Alltel (working with Mr. Stanton and Mr. Horwitz) sold tele.ring to Deutsche Telekom for €1.3B and Meteor to Eircom for $519 million.

Management Outlook

This management outlook is forward-looking information and is subject to the disclosure under the heading “Caution Regarding Forward-Looking Statements” above. Also, see the disclosure under the heading “Notice to Readers” regarding non-U.S. GAAP information, and the reconciliation of non-U.S. GAAP information to U.S. GAAP figures under the heading “Non-GAAP Reconciliation” below.

The following tables show Trilogy’s consolidated key financial metrics. Trilogy has strong momentum as both of its operations are benefiting from recent investments in network infrastructure. 2degrees continues to grow rapidly since its start in 2009, while NuevaTel has recently returned to growth following its network expansion and upgrade to 4G/LTE technology. Trilogy believes that this momentum will translate into Service Revenues growth of 11% in 2016 (from approximately $536 million to approximately $593 million) and 12% in 2017 (from approximately $593 million to approximately $662 million); while losses from continuing operations will decline from approximately ($41) million in 2015 to approximately ($49) million in 2016, and improve to approximately ($7) million in 2017; and Adjusted EBITDA is projected to grow 11% in 2016 (from approximately $139 million to approximately $154 million), and 18% in 2017 (from approximately $154 million to approximately $183 million). Please refer to the “Non-GAAP Reconciliation” below for additional information on the calculation of Adjusted EBITDA. See also “Caution Regarding Forward-Looking Statements”.

Notes:

(1)

See “Description of the Business of TIP Inc. – Management Outlook” for a description of the material assumptions underlying Trilogy’s projections. Projections represent the midpoint of a range of + / - 2% of the projected amount.

(2)	See “Caution Regarding Forward-Looking Statements”.

(3)	Consolidated Adjusted EBITDA and CAPEX represent non-U.S. GAAP measures, please refer to “Non-GAAP Reconciliation” below for additional information.
(4)

Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, millstone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.

At 2degrees, growth in higher value postpaid subscribers is expected to be driven by continued LTE network investment, increased bundling and cross-selling opportunities of both fixed and mobile services, as well as increased penetration of the SME market. Management is projecting an additional $113 million in CAPEX investments in 2016 and 2017 to further extend 2degrees’ LTE capability to over 80% of cell sites by the end of 2017. With respect to cross-selling and fixed line subscriber base growth, 2degrees has already seen the benefits of the Snap acquisition with fixed line subscribers growing 172% since May 2015. Management believes that this will continue to be an important source of subscriber additions and cross selling opportunities, with fixed line subscribers projected to grow from approximately 48,000 as of September 2016 to approximately 85,000 by the end of 2017. Together, these factors are expected to drive 2degrees’ postpaid subscribers from approximately 313,000 at the end of 2015 to approximately 432,000 by the end of 2017.

With respect to Service Revenues, 2degrees is expected to benefit from the continued customer mix shift from prepaid to postpaid subscribers, driving higher blended wireless ARPU; increased data revenue through smartphone usage; and the continued growth in the company’s fixed line subscriber base as a result of the Snap acquisition. Management projects that this favourable customer mix shift and that the benefits of the Snap acquisition will drive the company’s blended wireless ARPU to U.S.$15.06 and U.S.$16.22 in 2016 and 2017, respectively, and drive Service Revenues to approximately U.S.$321 million in 2016 and approximately U.S.$377 million in 2017.

At NuevaTel, growth in postpaid subscribers throughout the projected period is expected to come from continued network improvements, including NuevaTel’s significantly-expanded LTE coverage. In 2014 and 2015, NuevaTel invested $90 million to improve its network infrastructure, and management expects this investment trend to continue in 2016 and 2017 with an additional projected $116 million in capital expenditures over those two years. The positive impact of these investments can already be seen, with total cell cites increasing from 913 in January 2016 to 1,056 in September 2016, and with LTE sites increasing to 572 in Q3 2016 since launch in Q1 2015. These are trends which management believes will continue over the next two years, with total cell sites projected to reach 1,079 with 77% LTE-enabled, by the end of 2017. Management believes that NuevaTel’s significantly improved network will stabilize and increase the company’s postpaid subscriber base from approximately 323,000 at the end of 2015 to approximately 365,000 by the end of 2017.

With respect to Service Revenues, management expects that growth at NuevaTel will be driven by increased data revenue as customers continue to transition to increasingly affordable LTE-enabled smartphones. Growth in Service Revenues will also be supported by the stabilization and return to growth of the company’s postpaid subscriber base as a result of the aforementioned network improvements. This shift towards increased data usage is projected to result in a blended ARPU for NuevaTel of U.S.$9.49 and U.S.$10.20 and to drive Service Revenues to approximately $271 million and approximately $284 million in 2016 and 2017, respectively.

Trilogy expects Adjusted EBITDA growth in both New Zealand and Bolivia to be driven by the increase in Service Revenues. The business will also benefit from operating leverage as increasing scale will aid margin improvement. At 2degrees specifically, management believes that the continued network expansion will lead to lower national roaming expenses, which will lead to margin expansion and a corresponding positive impact on Adjusted EBITDA.

Management intends to continue investing in both 2degrees and NuevaTel to maintain competitive network positions, with a focus on LTE-enabled infrastructure. Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, millstone acceptance and timing of supplier invoicing. As such, timing of cash, capital expenditures and CAPEX may differ materially from projected amounts. See “Caution Regarding Forward-Looking Statements”. As these network investments continue to translate into higher value subscribers, Service Revenues, and Adjusted EBITDA, management believes Trilogy will be in a position to generate additional cash flow.

Non-GAAP Reconciliation

Set forth below is a reconciliation of certain Non-GAAP measures used in this prospectus. See also “Management’s Discussion and Analysis of Trilogy – Definitions and Reconciliations of Non-GAAP Measures” and “Caution Regarding Forward-Looking Statements”.

(US$ in millions)	2010	2011	2012	2013	2014	2015	2016E	2017E
Loss from continuing operations	($66.6)	($88.5)	($38.9)	($23.7)	($34.9)	($41.1)	($49.2)	($6.7)
Depreciation, amortization and accretion	$56.9	$66.4	$73.8	$82.5	$88.4	$93.1	$105.6	$113.2
Equity-based compensation (1)	$3.0	$3.4	$3.8	$.7	$1.9	$1.3	$1.7	$1.8
Loss on disposal and abandonment of assets (2)	$3.4	$1.8	$2.2	$3.7	$2.5	$2.3	$.6	$.0
Acquisition and other nonrecurring costs	$.0	$.0	$.0	$.0	$.0	$2.0	$2.3	$.0
Interest expense	$29.4	$46.5	$41.5	$48.0	$61.8	$62.3	$69.3	$56.0
Debt modification costs	$.0	$.0	$.0	$.0	$.0	$.0	$4.2	$4.0
Other, net (3)	$4.9	$.3	($1.9)	$1.3	$2.6	$4.3	$7.3	($1.4)
Income tax expense	$21.3	$23.0	$26.8	$26.6	$22.0	$15.2	$12.5	$15.6
Adjusted EBITDA	$52.2	$53.0	$107.3	$139.0	$144.3	$139.4	$154.2	$182.6

(US$ in millions)	2010	2011	2012	2013	2014	2015	2016E	2017E

Bolivia capital expenditures	$32.4	$47.5	$40.2	$26.9	$43.2	$46.7	$58.5	$57.4
New Zealand capital expenditures	$28.1	$31.2	$41.0	$41.4	$51.0	$57.3	$56.2	$52.0
Trilogy corporate capital expenditures	$1.0	$1.0	$.5	$.1	$.1	$.1	$.1	$.1
Consolidated Capital Expenditures(4)	$61.4	$79.7	$81.7	$68.4	$94.4	$104.1	$114.8	$109.5
New Zealand financed under vendor-backed financing or capital leases (5)	$.0	$25.3	$39.3	$31.6	$5.4	$1.1	$1.8	$2.6
Consolidated CAPEX (5)	$61.4	$105.0	$121.0	$100.0	$99.8	$105.1	$116.6	$112.1

Notes:

(1)	Represents expense associated with equity-based awards.
(2)

Represents the loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets, and the disposal of property and equipment costs net of accumulated depreciation from the balance sheet upon sale or retirement of an asset.

(3)	Represents other non-operating income and expenses consisting of mainly interest income, loss on cash flow hedges, (gain) loss on foreign currency exchange, and other.
(4)

Capital expenditures represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows and excludes purchases of property and equipment from discontinued operations.

(5)

CAPEX is a non-U.S. GAAP measure calculated by adding to capital expenditures the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements and is used by management to evaluate total capital investment.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Pro Forma Consolidated Capitalization

Completion of the Arrangement requires, among other things, approval of the Alignvest Shareholders. In addition, as the Arrangement constitutes Alignvest’s qualifying acquisition, holders of Alignvest Class A Restricted Voting Shares can elect to redeem all or a portion of their Alignvest Class A Restricted Voting Shares, whether they vote for or against, or do not vote on the qualifying acquisition, provided that they deposit their shares for redemption prior to the second business day before the Alignvest Meeting. A description of the redemption rights will be included in the management information circular to be mailed to Alignvest Shareholders in connection with the Alignvest Meeting. A redeeming shareholder is entitled to receive an amount per Alignvest Class A Restricted Voting Share payable in cash equal to the per share amount then on deposit in Alignvest’s escrow account, including interest and other amounts earned thereon less an amount equal to the total of (i) applicable taxes payable by Alignvest on the interest and other amounts earned in Alignvest’s escrow account; and (ii) actual and direct expenses related to the redemption, but no deduction for the deferred underwriters’ commission. This amount is anticipated to be C$10.05 per Alignvest Class A Restricted Voting Share, assuming a late January 2017 completion date.

It is a mutual condition of completion of the Arrangement that Alignvest shall have available immediately prior to the Effective Time a minimum cash amount of at least U.S.$135 million (excluding or prior to Expenses), which amount includes: (a) money in the Escrow Account, estimated to be approximately C$260 million as at January 31, 2017; plus (b) the $42 million received by Alignvest from the Alignvest Additional Subscriptions; plus (c) the $21 million received by Alignvest from the Alignvest Sponsor Equity Investment; but less (d) the amount of applicable redemptions of Alignvest Class A Restricted Voting Shares for which notices of redemption have been provided and not withdrawn. This amount will be available for the purposes of the Arrangement Subscription Consideration and the indirect subscription for the Trilogy Class A Units. In the event that this minimum cash requirement is not met due to excessive redemptions of Alignvest Class A Restricted Voting Shares, each of Alignvest and Trilogy have agreed to use reasonable commercial efforts to seek to obtain additional debt or equity or other financing sufficient to restore Alignvest’s cash level to meet this minimum cash requirement, or make other appropriate arrangements to seek to complete the Arrangement.

It is an additional condition of completion of the Arrangement in favour of Trilogy that the Alignvest Partners shall have completed the Alignvest Sponsor Equity Investment, with all subscription proceeds received by Alignvest in connection therewith being invested in Trilogy, provided that this condition may be satisfied, with Trilogy’s prior written consent, not to be unreasonably withheld, by the Alignvest Partners purchasing Alignvest Class A Restricted Voting Shares from existing Alignvest Shareholders that have provided a notice to Alignvest to redeem their Alignvest Class A Shares, or a combination of Alignvest Class B Shares and such Alignvest Class A Restricted Voting Shares, in the aggregate amount of approximately U.S.$21,200,000, as set out in the Alignvest Sponsor Subscription Agreement.

The following table sets forth the consolidated capitalization of Trilogy as of September 30, 2016 adjusted to give effect to the Arrangement and the SG Enterprises Equity Investment (as defined below) assuming different levels of redemption. Since September 30, 2016, other than in the normal course of business, there has been no material change in the equity and debt capital of Trilogy, on a consolidated basis, except for the SG Enterprises Equity Investments.

This table should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements, the Trilogy Interim Financial Statements and the TIP Inc. Pro Forma Financial Statements included in Appendix A, Appendix B, Appendix E, Appendix F and Appendix G, respectively, to this prospectus.

		As of September 30, 2016, as adjusted $ (in 000’s for
	As of September 30,	stated values) after giving effect to the SG Enterprises
	2016, as adjusted $	Equity Investments and the Arrangement, and assuming
	(in 000’s for stated	certain levels of redemption of Alignvest Class A
	values)	Restricted Voting Shares
		0% redemptions	25% redemptions	50% redemptions
New Investment including private placement(1)	-	266,820	217,154	167,489
Cash and cash equivalent	45,858	306,784	257,118	207,453
Debt(2)	607,599	607,599	607,599	607,599
Shareholders’ equity	(145,189)(3)	104,046	54,380	4,714
Total Capitalization	462,410	711,644	661,979	612,313

Debt, net of cash	561,741	300,815	350,481	400,146

Notes:

(1)

Includes $63 million of additional equity subscriptions pursuant to the Alignvest sponsor Equity Investment and the Alignvest Additional Subscriptions at C$10.00 (or an assumed value of $7.81 per share).

(2)	Debt including current maturities, net of unamortized discount and deferred financing costs.
(3)	Includes Trilogy mezzanine equity.

Summary Historical and Pro Forma Consolidated Financial Information

The following summary historical consolidated financial information as of and for the nine months ended September 30, 2016 and 2015 and as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from the Trilogy Interim Financial Statements and the Trilogy Audited Annual Financial Statements, respectively.

The summary pro forma balance sheet information as of September 30, 2016 is presented as if the Arrangements had been effected on September 30, 2016. The summary pro forma operating results information for the nine months ended September 30, 2016 and for the year ended December 31, 2015 is presented as if the Arrangement had been effected on January 1, 2015.

This summary historical and pro forma financial information should be read in conjunction with the Alignvest Audited Annual Financial Statements, the Alignvest Interim Financial Statements, the Trilogy Audited Annual Financial Statements, the Trilogy Interim Financial Statements and the TIP Inc. Pro Forma Financial Statements included in Appendix A, Appendix B, Appendix E, Appendix F and Appendix G, respectively, to this prospectus.

The pro forma financial information has been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the date or for the periods noted above, nor does it purport to project the results of operations or financial position for any future period or as of any future date. In addition to the pro forma adjustments that comprise this pro forma financial information, various other factors will have an effect on the financial condition and results of operations of TIP Inc. following the completion of the Arrangement, including an adjustment as it relates to the closing of the Arrangement which assumes no redemption of Alignvest Class A Restricted Voting Shares (the actual redemption level is uncertain, but see Note 3 and Note 5 of the TIP Inc. Pro Forma Financials for the illustrative effect of 25% and 50% redemption levels). See “Notes to Pro Forma Condensed Consolidated Combined Financial Information” included in Appendix G for discussion of pro forma adjustments. See also “Caution Regarding Forward-Looking Statements”.

	As of and for the nine months ended			As of and for the year ended
	September 30, 2016		September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2013
(in millions unless otherwise noted)	Pro-forma	Historical	Historical	Pro-forma	Historical	Historical	Historical
Operations
Total revenues	$550.5	$550.5	$496.7	$679.3	$679.3	$616.8	$558.7
Loss from continuing operations	$(40.5)	$(40.6)	$(29.9)	$(40.8)	$(41.1)	$(34.9)	$(23.7)

Other Financial Information
Consolidated Adjusted EBITDA(1)	$105.6	$106.2	$106.7	$138.9	$139.4	$144.3	$139.0

Financial Position
Cash and cash equivalents	$306.8	$45.9			$63.9	$98.8
Total assets	$993.9	$737.2			$768.5	$731.1
Total stockholders'/members' equity (deficit)(2)	$104.0	$(145.2)			$(157.0)	$(113.9)

Notes:

(1) Consolidated Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. GAAP. For a reconciliation of this non-U.S. GAAP measure to the most directly comparable U.S. GAAP measure, see reconciliation below.

(2) Includes Trilogy Mezzanine equity for the historical periods as of September 30, 2016, December 31, 2015 and December 31, 2014.

	As of and for the nine months ended			As of and for the year ended
	September 30, 2016		September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2013
(in millions unless otherwise noted)	Pro-forma	Historical	Historical	Pro-forma	Historical	Historical	Historical
Loss from continuing operations	$(40.5)	$(40.6)	$(29.9)	$(40.8)	$(41.1)	$(34.9)	$(23.7)
Interest expense	50.7	50.7	46.3	62.3	62.3	61.8	48.0
Depreciation, amortization and accretion	77.8	77.8	68.6	93.1	93.1	88.4	82.5
Debt modification costs	3.8	3.8	-	-	-	-	-
Income tax expense	7.6	7.6	13.1	15.2	15.2	22.0	26.6
Other, net	2.3	3.0	3.4	3.6	4.3	2.6	1.3
Equity-based compensation	1.2	1.2	1.0	1.3	1.3	1.9	0.7
Loss on disposal and abandonment of assets	0.6	0.6	2.1	2.3	2.3	2.5	3.7
Acquisition and other nonrecurring costs(1)	2.1	2.1	2.0	2.0	2.0	-	-
Adjusted EBITDA(2)	$105.6	$106.2	$106.7	$138.9	$139.4	$144.3	$139.0

Notes:

(1) Includes $1.0 million related to the cash paid to acquire additional equity interest in 2degrees, during the third quarter of 2016 (see Note 12 – Non-controlling Interest in consolidated subsidiaries to the Trilogy Interim Financial Statements attached as Appendix F to this prospectus for further details). Also included are the public company compliance and preparation expenses incurred in connection with the transaction with Alignvest.

(2) In July 2013, Trilogy sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary SSI. Although Trilogy holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy is considered SSI’s primary beneficiary, and as such, Trilogy consolidate 100% of SSI’s net losses. The impact on Trilogy’s consolidated results of the 80% Trilogy does not own was to increase or (reduce) Adjusted EBITDA by $(8.0) thousand and $0.1 million for the three and nine months periods ended September 30, 2016, respectively. The impact on Trilogy’s consolidated results of the 80% Trilogy does not own was to reduce Adjusted EBITDA by $35.0 thousand and $0.3 million for the three and nine months periods ended September 30, 2015, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY

This Management’s Discussion and Analysis (“MD&A”) contains important information about Trilogy’s business and its performance for the three and nine months ended September 30, 2016 and for the years ended December 31, 2015, 2014 and 2013. The discussion and analysis of Trilogy’s financial condition and results of operations covers periods prior to the completion of the Arrangement Agreement. This MD&A should be read in conjunction with the TIP Inc. Pro Forma Financial Statements, the Trilogy Audited Annual Financial Statements and the Trilogy Interim Financial Statements, prepared in accordance with U.S. GAAP as issued by the Financial Accounting Standards Board, attached as Appendix G, Appendix E and Appendix F to this prospectus, respectively.

All dollar amounts are in U.S. dollars, unless otherwise stated. Amounts for subtotal, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of December 20, 2016 and was approved by the Trilogy’s Management Board. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties, including those described under the headings “Caution Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. Trilogy’s actual results may differ materially from those contained in any forward-looking statements.

Cautionary Statement Regarding Forward-Looking Information

This MD&A includes “forward-looking information” and “forward looking statements” within the meaning of applicable securities laws (collectively “forward-looking information”), and assumptions about, among other things, Trilogy’s business, operations, and financial performance and condition approved by Trilogy’s management on the date of this MD&A.

This forward-looking information and these assumptions include, but are not limited to, statements about Trilogy’s objectives and strategies to achieve those objectives, and about its beliefs, plans, expectations, anticipations, estimates, or intentions. Information included in this MD&A that is not a statement of historical fact is forward-looking information. When used in this MD&A, words such as “believes,” “may,” “estimate,” “should,” “plans,” “assumes,” “continue,” “outlook,” “could,” “anticipates,” “intends,” “expects,” and words of similar import, are intended to identify statements containing forward-looking statements. These statements appear in a number of places throughout the document. Such forward-looking statements are based on Trilogy’s estimates, assumptions, strategies and projections and subject to known and unknown risks, uncertainties and other factors all of which are difficult to predict and many of which are beyond its control and which may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements.

These factors include, but are not limited to, the following:

•

General economic conditions, any adverse developments in the credit markets and their effect on Trilogy’s liquidity, the fluctuations or de-valuations of local currencies, government and regulatory policies and business conditions in the markets served by us;

•	Telecommunications usage levels, including traffic and subscriber growth;

•	Competitive forces, including price pressures, technological developments and Trilogy’s ability to retain market share in the face of competition from existing and new market entrants;

•

Regulatory developments and changes, including those concerning license renewals, tariff levels, interconnection terms, subscriber access and international settlement arrangements and the outcome of litigation related to regulation;

•

The success of business, operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, subscriber acquisition costs, costs of handsets and other equipment and the successful deployment of new systems and applications to support new initiatives and local conditions;

•	Social, political and economic risks in some of the countries in which Trilogy operates;

•

The availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements, and the success of Trilogy’s investments, ventures and alliances;

•	The occurrence of hurricanes, earthquakes, floods and other natural disasters in the geographic regions in which Trilogy operates; and

•	The successful completion of the proposed transaction with Alignvest (refer to the Arrangement Agreement section below for further details).

In light of these risks, uncertainties and assumptions, readers should not place undue reliance on any forward-looking statements, which speak only as of the date hereof, as actual results could differ materially. Please note that a cautionary discussion of risks and uncertainties is provided under the heading “Risk Factors”, as well as the heading “Caution Regarding Forward-Looking Statements”. These risk factors, as they relate to Trilogy, could cause Trilogy’s actual results to differ materially from expected results. Readers are cautioned that other factors discussed in this MD&A, although not enumerated here, also could materially affect Trilogy’s future results. Trilogy disclaims any obligation to update any such factors or publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Market and other industry data

This MD&A includes industry and trade association data, projections and information that Trilogy has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys and other information available to it. Some data is also based on Trilogy’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. Trilogy has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to Trilogy’s market position are based on market data currently available to it. Trilogy’s estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

Trademarks and other intellectual property rights

Trilogy has proprietary rights to trademarks used in this prospectus, which are important to its business, including, without limitation, 2degrees, NuevaTel and Viva. Trilogy has omitted the “®”, “™” and similar trademark designations for such trademarks but nevertheless reserve all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus is owned by its respective holder.

Arrangement Agreement

On November 1, 2016, Trilogy and Alignvest announced that they had entered into the Arrangement Agreement to effect the Arrangement. Refer to the other sections of this prospectus for additional information regarding the Arrangement Agreement and the Arrangement.

About Trilogy

Trilogy, a Washington limited liability company, together with its consolidated subsidiaries in New Zealand and Bolivia (collectively referred to in this MD&A as “Trilogy”), is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy also provides fixed broadband communications to businesses and residential subscribers in New Zealand. Trilogy’s services cover an aggregate population of 15.4 million persons. Trilogy’s founding executives launched its operations in Bolivia, NuevaTel, in 2000 and Trilogy acquired this business in 2006. Trilogy launched its greenfield operations in New Zealand, 2degrees, in 2009. As of September 30, 2016, Trilogy had approximately 1,819 employees.

Trilogy’s Strategy

Trilogy’s strategy is to build, acquire and manage wireless operations in markets outside the United States of America with the potential for continuing growth. Trilogy believes that the wireless communications business will continue to grow in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption and revenue growth as experienced in more developed countries. Data revenue growth continues to present a significant opportunity, with each of Trilogy’s markets in different stages of smartphone and other data-enabled device penetration. Trilogy’s services are provided under GSM, 3G and LTE, a widely deployed 4G service. Deployment of 4G in New Zealand and Bolivia enables Trilogy to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. Trilogy believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. Furthermore, in April 2015, Trilogy entered the New Zealand broadband market which allows us to provide both mobile and broadband services to subscribers, via bundled products. Trilogy’s bundled service offerings are a key strategic goal, as subscribers embrace a more data intensive lifestyle.

Foreign Currency

In New Zealand, Trilogy generates revenue and incurs costs in New Zealand dollars. Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease Trilogy’s overall revenue and profitability as stated in U.S. dollars which is Trilogy’s reporting currency. The following table presents the average New Zealand dollar to U.S. dollar exchange rates used to translate the results of operations of Trilogy’s New Zealand subsidiary for the three and nine months ended September 30, 2016 and 2015 and fiscal years ended December 31, 2015, 2014 and 2013:

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2016	2015	% Change	2016	2015	% Change
Average NZD to USD exchange rate	0.72	0.65	10.7%	0.69	0.71	(2.6%)

	December 31, 2015	December 31, 2014	December 31, 2013
Average NZD to USD exchange rate	0.70	0.83	0.82
% Change	(15.9%)	1.2%

The following table presents the New Zealand dollar to U.S. dollar exchange rates used to translate the assets and liabilities of Trilogy’s New Zealand subsidiary as of September 30, 2016, December 31, 2015 and December 31, 2014.

	September 30, 2016	December 31, 2015	December 31, 2014
End of period NZD to USD exchange rate	0.73	0.68	0.78
% Change	7.4%	(12.8%)

Overall Performance

The table below summarizes Trilogy’s key financial metrics for the three and nine months September 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in thousands)	2016	2015	2016	2015	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Postpaid wireless subscribers	697	608	697	608	15%		15%
Prepaid wireless subscribers	2,845	3,025	2,845	3,025	(6%	)	(6%	)
Other wireless subscribers(1)	65	72	65	72	(10%	)	(10%	)
Wireline subscribers	48	23	48	23	109%		109%
Total ending subscribers	3,655	3,728	3,655	3,728	(2%	)	(2%	)
(in millions, unless otherwise noted)
Service Revenues	$150.3	$131.2	$430.5	$398.7	15%		8%
Total Revenues	$191.5	$161.7	$550.5	$496.7	18%		11%
Loss from continuing operations	$(11.7)	$(9.8)	$(40.6)	$(29.9)	19%		36%
Consolidated Adjusted EBITDA(2)	$41.2	$34.8	$106.2	$106.7	19%		(1%	)
Consolidated Adjusted EBITDA Margin %(2)	27%	27%	25%	27%	n/m		n/m
Capital expenditures(3)	$22.8	$33.7	$79.6	$74.0	(32%	)	8%

	For the Year Ended December 31,			% Variance
(in thousands)	2015	2014	2013	2015 vs 2014		2014 vs 2013
Postpaid wireless subscribers	636	543	458	17%		18%
Prepaid wireless subscribers	3,025	3,175	3,218	(5%	)	(1%	)
Other wireless subscribers(1)	71	72	75	(3%	)	(3%	)
Wireline subscribers	28	-	-	100%		-%
Total ending subscribers	3,760	3,790	3,751	(1%	)	1%

(in millions, unless otherwise noted)
Service Revenues	$536.4	$539.5	$520.3	(1%	)	4%
Total Revenues	$679.3	$616.8	$558.7	10%		10%
Loss from continuing operations	$(41.1)	$(34.9)	$(23.7)	18%		47%
Consolidated Adjusted EBITDA(2)	$139.4	$144.3	$139.0	(3%	)	4%
Consolidated Adjusted EBITDA Margin %(2)	26%	27%	27%	n/m		n/m
Capital expenditures(3)	$104.1	$94.4	$68.4	10%		38%

n/m –not meaningful

Notes:

(1)	Includes public telephony and other wireless subscribers.
(2)

These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.

(3)

Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows and excludes capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the three months ended September 30, 2015, $0.2 million and $1 million for the nine months ended September 30, 2016 and 2015, respectively, and $2.6 million, $2.1 million and $4.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Q3 2016 Highlights

•	Postpaid wireless subscribers increased 89 thousand or 15% from the third quarter of 2015.

•

Total revenues of $191.5 million for the third quarter of 2016 increased 18% when compared to the third quarter of 2015. This increase is primarily driven by higher postpaid revenues in both New Zealand and Bolivia, higher equipment sales due to increased promotions, and the positive impact of the New Zealand dollar strengthening as compared to the U.S. dollar.

•

Loss from continuing operations totaled $11.7 million and $40.6 million, respectively, for the three months and nine months ended September 30, 2016, compared to $9.8 million and $29.9 million for the same periods in the prior year. The increased losses for the nine-month period were primarily attributable to the decline in the prepaid subscriber base in Bolivia and an increase in cost of service and general and administrative expenses in New Zealand. In addition, there was a consolidated increase in depreciation and amortization expenses from additional network infrastructure assets placed into service to support network upgrades and expansion. These increased losses were partially offset by the increase in postpaid subscriber base in New Zealand and Bolivia and the growth of the broadband business since the acquisition of Snap in April 2015.

•

Consolidated Adjusted EBITDA totaled $41.2 million for the third quarter 2016, an increase of $6.4 million compared to the same period in the prior year, with an increase in New Zealand offset by a decrease in Bolivia. The increase in New Zealand is attributable to the growth in total revenue that more than offset the increase in service cost. In Bolivia, the decline in Adjusted EBITDA is primarily driven by the decline in the prepaid subscriber base.

•

Capital expenditures were $22.8 million for the third quarter of 2016, a decrease of 32% from the same period in the prior year, primarily because of higher expenditures made in the prior year for LTE deployments in both markets, along with capital expenditures to increase coverage and thereby reduce national roaming cost in New Zealand.

2015 Highlights

•	Postpaid wireless subscribers increased 93 thousand or 17% from 2014.

•

Total revenues of $679.3 million for the year ended December 31, 2015 increased $62.5 million or 10% when compared to the year ended December 31, 2014. Increased postpaid revenues in both Bolivia and New Zealand, higher equipment sales, and higher wireline service revenues were the primary drivers to the annual increase in total revenues. Equipment sales increased $65.5 million in 2015 compared to 2014, primarily due to the EIP launched in the third quarterly of 2014 that allows subscribers to finance new equipment purchases. Wireline revenues increased due to the Snap acquisition in New Zealand on April 30, 2015.

•

Loss from continuing operations totaled $41.1 million for the year ended December 31, 2015, an increase of $6.2 million from the year ended December 31, 2014. This increase in net loss from continuing operations was primarily due to a decrease in prepaid subscribers and lower volume of voice usage per subscriber in Bolivia combined with the decline of the New Zealand dollar as compared to the U.S. dollar.

•

Consolidated Adjusted EBITDA totaled $139.4 million for the year ended December 31, 2015, a decline of $4.9 million from the same period in 2014, with an increase in New Zealand offset by a decrease in Bolivia. The increase in New Zealand is driven by an increase in the subscriber base and decline in equipment subsidies offset in part by a decline in the New Zealand dollar as compared to the U.S. dollar. In Bolivia, the decline is primarily driven by a decline in the prepaid subscriber base.

•

Capital expenditures were $104.1 million for the year ended December 31, 2015, representing a 10% increase over the same period in the prior year, primarily due to continued network expansion projects and 4G overlay deployments in New Zealand and Bolivia.

Key Performance Indicators

Trilogy measures success using a number of key performance indicators, which are outlined below. Trilogy believes these key performance indicators allow Trilogy, and others, the appropriate measure for its performance against Trilogy’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP. See definitions and calculations of these indicators in the “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.

Subscriber Data (in thousands)	As of September 30,
	2016	2015	% Variance
New Zealand
Postpaid wireless subscribers	357	295	21%
Prepaid wireless subscribers	1,034	1,023	1%
Wireline subscribers	48	23	109%
New Zealand Total	1,439	1,340	7%

Bolivia
Postpaid wireless subscribers	340	313	8%
Prepaid wireless subscribers	1,810	2,002	(10%)
Other subscribers(1)	65	72	(10%)
Bolivia Total	2,215	2,387	(7%)

Consolidated
Postpaid wireless subscribers	697	608	15%
Prepaid wireless subscribers	2,845	3,025	(6%)
Other subscribers(1)	65	72	(10%)
Wireline subscribers	48	23	109%
Consolidated Total	3,655	3,728	(2%)

		As of December 31,		% Variance
(in thousands)	2015	2014	2013	2015 vs 2014	2014 vs 2013
New Zealand
Postpaid wireless subscribers	313	249	193	26%	29%
Prepaid wireless subscribers	1,051	1,065	1,042	(1%)	2%
Wireline subscribers	28	-	-	100%	-%
New Zealand Total	1,392	1,314	1,235	6%	6%

Bolivia
Postpaid wireless subscribers	323	294	265	10%	11%
Prepaid wireless subscribers	1,974	2,110	2,176	(6%)	(3%)
Other wireless subscribers(1)	71	72	75	(3%)	(3%)
Bolivia Total	2,368	2,477	2,516	(4%)	(2%)

Consolidated
Postpaid wireless subscribers	636	543	458	17%	19%
Prepaid wireless subscribers	3,025	3,175	3,218	(5%)	(1%)
Other wireless subscribers(1)	71	72	75	(3%)	(3%)
Wireline subscribers	28	-	-	100%	-%
Consolidated Total	3,760	3,790	3,751	(1%)	1%

n/m –not meaningful

Notes:

(1)	Includes public telephony and other wireless subscribers

Subscriber Count

Trilogy determines the number of subscribers to its services based on snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both Trilogy’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia, wireline subscribers include the subscribers associated to Trilogy’s fixed-broadband product in New Zealand.

Trilogy ended the third quarter of 2016 with 3.6 million consolidated wireless subscribers, a loss of 99 thousand net subscribers when compared to the third quarter of 2015; it closed the period with 48 thousand wireline subscribers, an improvement of 25 thousand wireline subscribers over the third quarter of 2015.

•

New Zealand’s wireless subscriber base increased 6% when compared to the third quarter of 2015, reflecting growth in postpaid subscribers of 21% and growth in prepaid subscribers of 1%; wireline subscribers increased 109% when compared to the third quarter of 2015.

•

Bolivia’s wireless subscriber base decreased 7% when compared to the third quarter of 2015, reflecting a reduction in prepaid subscribers of 10% partially offset by a postpaid subscriber increase of 8%.

Wireless subscribers decreased 59 thousand in 2015 compared to 2014, ending the year with approximately 3.7 million consolidated wireless subscribers. Wireline subscribers ended the year at 28 thousand.

•

New Zealand’s wireless subscriber base increased 4%, reflecting successful expansion of the postpaid subscriber base, which increased 26% on an annual basis; wireline subscribers were acquired as part of the April 2015 Snap acquisition.

•	Bolivia’s wireless subscriber base decreased 4% with a reduction in prepaid subscribers of 6%, partially offset by an increase in postpaid subscribers of 10%.

The 1% increase in consolidated wireless subscribers in 2014 compared to 2013 resulted from the following changes in Trilogy’s markets:

•	New Zealand’s wireless subscriber base increased 6% reflecting successful postpaid subscriber base expansion, which represented 19% of total subscribers compared to 16% at December 31, 2013.

•	Bolivia’s wireless subscriber base decreased 2% with a reduction in prepaid subscribers of 3%, partially offset by an increase in postpaid subscribers of 11%.

Key Performance Metrics

		Three Months
		Ended	Nine Months Ended
		September 30,	September 30,		% Variance
(not rounded, unless otherwise noted)					3 mo. vs	9 mo. vs
	2016	2015	2016	2015	3 mo.	9 mo.
Monthly blended wireless ARPU	$12.43	$10.90	$11.74	$11.19	14%	5%
Monthly postpaid wireless ARPU	$31.40	$28.42	$29.62	$29.67	11%	(0%)
Cost of acquisition	$62.98	$46.07	$60.96	$48.96	37%	25%
Equipment subsidy per gross addition	$8.24	$3.89	$9.50	$5.00	112%	90%
Blended Wireless Churn	4.65%	5.09%	4.99%	5.24%	n/m	n/m
Postpaid Wireless Churn	1.26%	1.52%	1.39%	1.60%	n/m	n/m
Capital expenditures (in millions)(1)	$22.8	$$33.7	$79.6	$74.0	(32%)	8%
Capital intensity	15%	26%	19%	19%	n/m	n/m

	For the Year Ended December 31,			% Variance
(not rounded, unless otherwise noted)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Monthly blended wireless ARPU	$11.16	$11.70	$11.96	(5%)	(2%)
Postpaid wireless ARPU	$29.40	$32.30	$34.17	(9%)	(6%)
Cost of acquisition	$49.12	$53.27	$52.47	(8%)	2%
Equipment subsidy per gross addition	$5.19	$11.28	$11.24	(54%)	0%
Blended Wireless Churn	5.14%	5.17%	4.86%	n/m	n/m
Postpaid Wireless Churn	1.55%	1.75%	1.61%	n/m	n/m
Capital expenditures (in millions)(1)	$104.1	$94.4	$68.4	10%	38%
Capital intensity	19%	17%	13%	n/m	n/m

n/m - not meaningful

Notes:

(1)

Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows and excludes capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the three months ended September 30, 2015, $0.2 million and $1 million for the nine months ended September 30, 2016 and 2015, respectively, and $2.6 million, $2.1 million and $4.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

For all periods presented, Trilogy has seen positive impact of increased mobile data usage with respect to its monthly wireless ARPUs in both New Zealand and Bolivia, excluding any foreign currency fluctuations related to the strengthening of the U.S. dollar. The volume of mobile data usage, a key driver of higher data revenues, increased due to a combination of a growth in postpaid subscribers, an increase in mobile data usage per subscriber in both segments, as well as an increase in smartphone devices utilized by the subscribers. These increases in mobile data usage have offset the declines in voice usage in Bolivia, which drove a decline in voice revenues.

Monthly wireless ARPU increased by 14% and 5% for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015; wireless data ARPU increased by 30% and 16% for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015.

For the year ended December 31, 2015 compared to the year ended December 31, 2014, monthly wireless ARPU decreased 5%, primarily due to the decline of the New Zealand dollar compared to the U.S. dollar. However, wireless data ARPU increased 7% for the same periods.

For the year ended December 31, 2014 compared to the year ended December 31, 2013, monthly wireless ARPU declined 2% as voice revenues were negatively impacted by a decline in voice usage in Bolivia. Wireless data ARPU increased by 26% for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Cost of Acquisition

Trilogy’s cost of acquisition for its segments are largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing expenses, which are components of supporting the subscriber base; Trilogy measures its efficiencies based on a per gross add or acquisition basis as explained below.

Cost of acquisition increased 37% and 25% for three and nine-month periods ended September 30, 2016 as compared to the same periods in 2015. For the three months ended September 30, 2016, compared to the same period in 2015, the increase was mainly attributable to the increase in sales and marketing in New Zealand. For the nine months ended September 30, 2016, compared to the same period in 2015, the increase was primarily due to the increase in equipment subsidy per gross addition in both Bolivia and New Zealand discussed below.

Cost of acquisition decreased 8% for the year ended December 31, 2015 compared to the same period in 2014, primarily due to the decline in equipment subsidy per gross addition in New Zealand; this decline was partially offset by increased subsidy offerings and advertising associated with the launch of 4G service offering in Bolivia.

Cost of acquisition increased by 2% for the year ended December 31, 2014 compared to December 31, 2013 primarily due to the increase in total sales and marketing expenses in New Zealand to support the growth of the subscriber base.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of Trilogy’ cost of acquisitions, have centered on an increasing demand for, and promotion of, smartphone devices. In Bolivia, a relatively new entrant into smartphone-centric usage, equipment subsidies are typically used to encourage a growth of smartphone-device usage; between 2015 and 2016, increases in subsidies were due to the promotion of 4G initiatives. In New Zealand, there has been a general reduction in equipment subsidies due to the launch of the EIP in the third quarter of 2014, which reduces handset subsidies, but there have been offsetting increases in equipment subsidy costs related to the growing wireline subscriber base, as well as launch of newer, and higher-end wireless devices.

For the three and nine months ended September 30, 2016, the equipment subsidy per gross addition increased by 112% and 90%, respectively, compared to the same periods in 2015. For the three months ended September 30, 2016, compared to the same period in 2015, the increase was driven by an increase in New Zealand due to a decline in discounts from suppliers, as 2degrees does not receive a discount in connection with the sale of certain higher end handsets. For the nine months ended September 30, 2016, compared to the same period in 2015, the increase was driven by increased handset subsidy offerings and promotions associated with 4G initiatives in Bolivia. In addition, there was an increase in the cost of equipment provided to wireline customers associated with the growth in the broadband business and an increase in handset subsidies offered to certain prepaid subscribers in New Zealand. These increases in New Zealand were partially offset by a decline in handset subsidies due to an overall reduction in subsidy offerings associated with the launch of the EIP.

The equipment subsidy per gross addition decreased by 54% for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an overall reduction in subsidy offerings in New Zealand with the launch of the EIP in the third quarter of 2014.

The equipment subsidy per gross addition increased by a nominal percentage for the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to the increase in Trilogy’s subsidy offerings in Bolivia.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates, and each product have key drivers consistent across Trilogy’s segments. Trilogy has seen prepaid churn rate increases in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events and holidays. There is generally less seasonality with postpaid churn rates as they are mostly dependent on service contract expirations and new device or service launches; this is the group most impacted by network quality.

In some instances, a customer’s inability to pay renders them as involuntary churn as both New Zealand and Bolivia evaluate their subscriber base periodically to assess activity in accordance to service agreements made with their subscribers. In Bolivia, prepaid churn can be related to network status and perceived quality, since it is a highly prepaid-centric market. Additionally, customers in Bolivia have historically acquired and utilized more than one SIM, from one or more Mobile Network Operators (“MNOs”), for use in the country. As network coverage improves for all MNOs due to continued investment by the MNOs, these customers often opt to reduce the number of SIMs owned, and this phenomenon also contributes to churn and may elevate the metric beyond the standard voluntary and involuntary classifications.

Blended wireless churn decreased by 44 basis points and 25 basis points for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, due to decreased churn in Bolivia as network coverage continues to expand. Additionally, promotions and incentives were launched in Bolivia to encourage retention efforts and growth in sales.

Blended wireless churn decreased three basis points for the year ended December 31, 2015 compared to the year ended December 31, 2014. Strategic initiatives were made to focus on retaining and growing high value postpaid subscribers, which decreased churn in postpaid subscribers, with some offsetting increase in prepaid churn.

Blended wireless churn increased 31basis points for the year ended December 31, 2014, compared to the year ended December 31, 2013. This was driven primarily by an increase in churn in Bolivia due to a transition period where 3G network improvement was underway.

Capital Expenditures

Capital expenditures include costs associated with acquiring property and equipment and placing it into service. Trilogy’s industry requires significant and on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. The expenditures related to the acquisition of Trilogy’s spectrum licenses are not included in Trilogy’s capital expenditure amounts. Capital expenditures are significant and have a material impact on Trilogy’s cash flows, therefore, planning, funding and managing them is a key focus.

Capital expenditures represent purchases of property and equipment from continuing operations from Trilogy’s Consolidated Statement of Cash Flows and exclude capital expenditures acquired through vendor-backed financing and capital lease arrangements. Trilogy believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

Increases in the capital intensity percentage period over period represent increases in additions to capital expenditures greater than the offsetting change in service revenues.

Results of Operations

Consolidated Revenues

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2016	2015	2016	2015	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Revenues:
Wireless service revenues	$134.5	$121.2	$387.7	$377.4	11%	3%
Wireline service revenues	11.8	6.5	30.6	11.2	82%	173%
Equipment sales	41.2	30.5	119.9	98.0	35%	22%
Non-subscriber international long distance (“ILD”) and other revenues	4.0	3.5	12.3	10.1	14%	22%
Total revenues	$191.5	$161.7	$550.5	$496.7	18%	11%

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Revenues:
Wireless service revenues	$503.4	$529.5	$514.9	(5%)	3%
Wireline service revenues	19.4	-	-	100%	n/m
Equipment sales	142.8	77.3	38.3	85%	102%
Non-subscriber ILD and other revenues	13.6	10.0	5.4	36%	85%
Total revenues	$679.3	$616.8	$558.7	10%	10%

n/m - not meaningful

Consolidated Wireless Service Revenues

Wireless service revenues increased $13.2 or 11% for the three months ended September 30, 2016 compared to the same period in the prior year, primarily as a result of stronger data revenues and an increase in the postpaid wireless subscriber base combined with a $5.8 million increase from New Zealand dollar strengthening as compared to the U.S. dollar. Wireless service revenues increased $10.3 million or 3% for the nine months ended September 30, 2016 compared to the same period in the prior year, primarily due to stronger data revenues and increases in the postpaid wireless subscriber base offset by a $4.4 million decrease due to the negative impact of the New Zealand dollar weakening as compared to the U.S dollar. Consolidated data revenue increased by 26% and 14% for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015.

Wireless service revenues decreased $26.0 million, or 5%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to the decrease of $38.7 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar. Further, there was a 4% decline in wireless subscribers and lower volume of voice usage per subscriber in Bolivia. These decreases were partially offset by an increase in data revenues of $40.7 million primarily driven by the expanded 4G network in both New Zealand and Bolivia.

Wireless service revenues increased $14.6 million, or 3%, for the year ended December 31, 2014 compared to the year ended December 31, 2013, primarily due to an increase of $29.0 million in New Zealand driven by a year over year increase of 29% in postpaid wireless subscribers. This increase was partially offset by a decline in wireless service revenues in Bolivia of $14.4 million mainly due to lower prepaid revenue attributable to a decreased of prepaid subscribers generating voice traffic on the network. The declines in Bolivia were partially offset by an increase in data revenues for the same time period.

Consolidated Wireline Service Revenues

Wireline service revenues increased $5.3 million and $19.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to the growth in wireline subscriber base since the acquisition of Snap on April 30, 2015 and the wireline operations being included in Trilogy’s results for the entire period ended September 30, 2016.

Wireline service revenues were $19.4 million for the year ended December 31, 2015, reflecting the inclusion of revenues from 2degrees’s April 30, 2015 acquisition of Snap. Trilogy had no wireline service offerings prior to the acquisition of Snap on April 30, 2015. Of the $19.4 million wireline service revenue, 56% was revenue generated from residential subscribers while the remaining 44% was from enterprise subscribers.

Consolidated Equipment Sales

Equipment sales increased $10.7 million and $22.0 million for the three and nine months ended September 30, 2016, compared to the same periods in 2015, primarily driven by an increase in the postpaid subscriber base and the sale of higher-end devices in New Zealand generated by the EIP. For the three months ended September 30, 2016, Equipment Sales increased by $3.2 million as a result of the incline of the New Zealand dollar as compared to the U.S. dollar. For the nine months ended September 30, 2016, the increase in Equipment Sales was partially offset by $2.4 million as a result of the decline of the New Zealand dollar as compared to the U.S. dollar.

Equipment sales increased $65.5 million, or 85%, in 2015 compared to 2014. The increase in 2015 was primarily driven by the introduction of the EIP in New Zealand in the third quarter of 2014, partially offset by a decrease of $11.7 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar. Equipment sales increased $39.0 million, or 102%, in 2014 compared to 2013. The increase in 2014 was primarily driven by a shift in sales mix towards higher-end devices in New Zealand, consistent with the growth in the postpaid subscriber base, and launch of EIP in the third quarter of 2014.

Consolidated Non-subscriber International Long Distance and Other Revenues

Non-subscriber ILD and other revenues increased $0.5 million and $2.2 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, due to an increase in traffic terminating on Trilogy’s network in New Zealand partially offset by a decrease in traffic terminating on Trilogy’s network in Bolivia.

Non-subscriber ILD and other revenues increased $3.6 million, or 36%, in 2015 compared to 2014 and $4.6 million or 85%, in 2014 compared to 2013, respectively, primarily due to increases in New Zealand and Bolivia. The increase in New Zealand was attributable to increased inbound international traffic terminating on Trilogy’s network. In addition, in Bolivia, there was an increase in international mobile termination rates in 2014.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by Trilogy’s operations and its corporate headquarters.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2016	2015	2016	2015	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization, and accretion shown separately	$53.3	$48.8	$158.9	$146.4	9%	9%
Cost of equipment sales	45.3	32.6	134.4	106.4	39%	26%
Sales and marketing	27.5	23.5	78.2	73.8	17%	6%
General and administrative	27.0	22.2	76.1	66.5	22%	14%
Depreciation, amortization and accretion	26.7	24.2	77.8	68.6	10%	13%
(Gain) loss on disposal and abandonment of assets	(0.0)	0.6	0.6	2.1	(107%)	(71%)
Total operating expenses	$179.8	$151.9	$525.9	$463.8	18%	13%

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Operating expenses:
Cost of service, exclusive of depreciation, amortization, and accretion shown separately	$197.3	$192.7	$180.7	2%	7%
Cost of equipment sales	154.6	104.1	65.5	49%	59%
Sales and marketing	99.2	99.8	99.6	(1%)	0%
General and administrative	92.1	77.8	74.4	18%	5%
Depreciation, amortization and accretion	93.1	88.4	82.5	5%	7%
Loss on disposal and abandonment of assets	2.3	2.5	3.7	(8%)	(32%)
Total operating expenses	$638.5	$565.3	$506.5	13%	12%

Consolidated Cost of Service

Cost of service expense increased 9%, or $4.5 million, and 9% or $12.5 million, for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. Cost of service expense in New Zealand increased due to broadband transmission expenses and salaries and wages associated with an increase in headcount and growth of the broadband business. There were also higher interconnection costs in New Zealand associated with the growth in the subscriber base and a higher volume of traffic terminating on other carriers’ networks. These increases were partially offset by a reduction in national roaming costs associated with the continued investment in New Zealand to increase national coverage. The increase in New Zealand was offset by a decrease in interconnection costs attributable to the reduced prepaid subscriber base in Bolivia, as voice and SMS traffic terminating outside of Trilogy’s network declined. This decrease in Bolivia was partially offset by an increase in site related costs such as rents, utilities and maintenance expenses related to additional cell sites placed in service. Consolidated cost of service was also impacted as a result in the fluctuation of the New Zealand dollar as compared to the U.S. dollar, as a result of this fluctuation the cost of service expense increased by $2.4 million and decreased by $1.7 million for the three and nine months ended September 30, 2016 respectively.

Cost of service expense increased by $4.7 million, or 2% for the year ended December 31, 2015 compared to December 31, 2014. The increase is primarily attributable to higher interconnect and national roaming costs associated with the growth in the New Zealand subscriber base and increased transmission expenses due to the Snap acquisition on April 30, 2015. These increases were offset by a decrease of $12.0 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar and decreases in voice and SMS termination costs due to lower voice and SMS traffic on the network and declines in MTRs in Bolivia.

Cost of service expense increased by $11.9 million, or 7%, for the year ended December 31, 2014 compared to December 31, 2013. Cost of service expense in New Zealand increased by $14.8 million in 2014 due to higher interconnection and national roaming costs and site maintenance costs attributable to the deployment of additional network infrastructure and increased network traffic associated with the growth of the subscriber base. Offsetting these increases, cost of service in Bolivia declined by $3.1 million in 2014 primarily due to a decrease in interconnection costs attributable to lower voice traffic on the network partially offset by increases in network transmission costs and site maintenance expenses.

Consolidated Cost of Equipment Sales

Cost of equipment sales increased $12.7 million and $28 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to an increase in the sales of higher-end devices in New Zealand generated by EIP and the increased handset subsidy offerings and promotions associated with Trilogy’s 4G initiatives in Bolivia to drive increased data usage. Cost of equipment sales was also impacted by the fluctuation of the New Zealand dollar as compared to the U.S. dollar. Due to the currency fluctuations, the Cost of equipment sales increased by $3.2 million and decreased by $2.5 million for the three and nine months ended September 30, 2016 respectively.

Cost of equipment sales increased $50.4 million, or 48%, for the year ended December 31, 2015 compared to December 31, 2014. The increase was primarily due to higher sales volumes driven by the introduction of the EIP, partially offset by a decrease of $15.2 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar.

Cost of equipment sales increased $38.6 million, or 59% for the year ended December 31, 2014 compared to December 31, 2013, respectively. This increase was primarily attributable to the continued shift in sales mix towards higher-end devices in New Zealand and a higher proportion of postpaid subscribers.

Consolidated Sales and Marketing

Sales and marketing increased $4.0 million and $4.4 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, mainly attributable to an increase in salaries and wages associated with an increase in headcount and growth of the broadband business, partially offset by reduced advertising expenses due to higher advertising expenses in 2015 associated with the launch of the broadband business. There was also an increase in dealer commissions, store rent, and bank service charges attributable to an escalation in the volume of transactions with subscribers in New Zealand.

Sales and marketing decreased by $0.6 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily due to a decrease of $5.9 million resulting from the decline in the New Zealand dollar as compared to the U.S dollar partially offset by an increase in the volume commissions related to the increased longevity of subscribers and subscriber renewals associated with the launch of the EIP, an increase in salaries and wages resulting from the Snap acquisition on April 30, 2015, and a $5.3 million increase in sales and marketing expenses in Bolivia attributable to higher subscriber retention costs, commissions and advertising costs for the launch of 4G service in Bolivia.

Sales and marketing increased by $0.2 million for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to increase in commercial costs for advertising campaigns directed towards postpaid consumers and businesses, long-term strategic advertising campaigns to promote the brand, and increased staffing to support the growth in subscriber in New Zealand offset by reduced commissions and advertising costs as a result of lower revenues in Bolivia.

Consolidated General and Administrative

General and administrative costs increased $4.8 million and $9.7 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily driven by an increase in bad debt expense attributable to the overall growth in the postpaid customer base and the fact that postpaid customers are migrating towards higher rate plans and increases in outsourcing costs for customer care in Bolivia.

General and administrative costs increased by $14.3 million, in 2015 compared to 2014 and increased by $3.4 million, or 5%, in 2014 compared to 2013, respectively. The increase in 2015 was primarily driven by the general and administrative costs of the Snap broadband business since its acquisition on April 30, 2015, the pre-tax loss associated with the sale of EIP receivables in 2015, along with increased consulting expenses, and salary increases imposed by the Bolivian government. These increases were partially offset by decrease of $6.8 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar. The increase in 2014 was mainly due to an increase in business taxes attributable to the increase in revenue, increase in Trilogy’s estimated share of New Zealand’s telecommunications development levy, increased maintenance costs of computer hardware and software and consulting costs for customer care.

Consolidated Depreciation, Amortization and Accretion

Depreciation, amortization and accretion increased $2.5 million and $9.2 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, due to additional network infrastructure assets placed into service to support network upgrades and expansion. Additionally, the increase in New Zealand was also driven by depreciation and amortization of assets from Snap, and the amortization of the 700MHz spectrum placed into service during the first quarter of 2016.

Depreciation, amortization and accretion increased by $4.7 million, or 5%, in 2015 compared to 2014 and increased by $5.9 million, or 7%, in 2014 compared to 2013, respectively. The increase in both years was primarily due to additional network infrastructure assets placed into service to support network upgrades and expansion. The increase in 2015 compared to 2014 was partially offset by a decrease of $8.3 million resulting from a decline of the New Zealand dollar as compared to the U.S. dollar.

Consolidated (Gain) Loss on Disposal and Abandonment of Assets

The fluctuation in the (gain) loss on disposal and abandonment of assets for all periods was a result of the timing of assets being removed from service based on periodic evaluations of Trilogy’s fixed assets.

Consolidated Other Expenses

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2016	2015	2016	2015	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Interest expense	$(18.4)	$(14.9)	$(50.7)	$(46.3)	23%	10%
Debt modification costs	-	-	(3.8)	-	n/m	100%
Other, net	(2.0)	(1.1)	(3.0)	(3.4)	82%	(12%)

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Interest expense	$(62.3)	$(61.8)	$(48.0)	1%	29%
Other, net	(4.3)	(2.6)	(1.3)	65%	100%

n/m – not meaningful

Interest Expense

Interest expense increased $3.5 million and $4.4 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily driven by the higher interest rate on the Trilogy Notes since the refinancing of the Trilogy Notes during the second quarter of 2016. This was partially offset by a decline in interest expenses in New Zealand due to a lower effective interest rate (weighted average interest rate plus line fee) on the Senior Facilities Agreement during the current year and repayment of 2degrees’ credit facility with Huawei Technologies (New Zealand) (the “Huawei Loan”) in the prior year.

Interest expense increased by $0.5 million, in 2015 compared to 2014 and increased by $13.8 million, in 2014 compared to 2013, respectively. The increase in 2015 was primarily due to the additional issuance of Trilogy Notes in April 2014 partially offset by the decline in interest on the Huawei Loan which was fully repaid in May 2015. The increase in 2014 was primarily due to the issuance of $80 million of additional Trilogy Notes in April 2014 as well as additional draw-downs on the Senior Facilities Agreement in New Zealand. See Note 9 – Debt to the Trilogy Audited Annual Financial Statements, included elsewhere in this prospectus, for additional information on the debt activity for these periods.

Debt Modification Costs

Debt modification costs increased $3.8 million for the nine months ended September 30, 2016, respectively, compared to the same period in 2015, as a result of the write-off of deferred financing costs in conjunction with the refinance of the Trilogy notes in the second quarter of 2016. These costs were written off as a result of the debt refinancing transaction being accounted for as a modification in accordance with the applicable accounting guidance.

Other, Net

Other, net expense increased $0.9 million and decreased $0.4 million for the three months and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to the gains on foreign currency transactions in New Zealand as a result of the positive impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated.

Other, net expense increased by $1.7 million in 2015 compared to 2014 and increased by $1.3 million in 2014 compared to 2013. The increase in 2015 was primarily due to the losses on foreign currency transactions in New Zealand as a result of the negative impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated. The increase in 2014 was primarily due to changes in the valuation of the interest rate and cross-currency swaps offset by foreign exchange losses in New Zealand.

Consolidated Income Taxes

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2016	2015	2016	2015	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Income tax expense	$(3.0)	$(3.5)	$(7.6)	$(13.1)	(14%)	(42%)

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Income tax expense	$(15.2)	$(22.0)	$(26.6)	(31%)	(17%)

Income Tax Expense

Income tax expense declined by $0.5 million and $5.6 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, due to a decrease in taxable income in Bolivia partially offset by withholding tax expense on dividends distributed by NuevaTel in the third quarter of 2016.

Income tax expense declined by $6.8 million, in 2015 compared to 2014, due to a decrease in taxable income in Bolivia.

Income tax expense declined by $4.6 million, in 2014 compared to 2013, due to lower withholding tax expense attributable to a decrease of dividend payments from Bolivia.

Discontinued Operations

Trilogy Dominicana

In March 2015, Trilogy committed to a plan to sell its subsidiary in the Dominican Republic. As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations have been classified as discontinued operations for all periods presented in this MD&A, the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements in accordance with ASC 205-20, “Discontinued Operations.” Trilogy ceased realizing depreciation on the related property and equipment at the time of reclassification of such assets.

On May 22, 2015, Trilogy, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell its wholly-owned subsidiary, Trilogy Dominicana, to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62.0 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, Trilogy received cash of $27 million from the buyer of which $5 million is recorded as restricted cash within Prepaid expenses and other current assets in the Condensed Consolidated Balance Sheet as of December 31, 2015. The offsetting credit was recorded as unearned proceeds within Other current liabilities and accrued expenses in the Consolidated Balance Sheet as of December 31, 2015. On March 23, 2016, the sale of Trilogy Dominicana was completed and Trilogy received the remaining proceeds of $35.0 million and recognized a gain on sale of $52.8 million. The gain reflects the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, the reported Trilogy Dominicana net operating loss carryforwards as of December 31, 2015 of $66.5 million which were subject to a full valuation allowance are no longer available to Trilogy.

Assets and liabilities classified as held for sale related to discontinued operations as of December 31, 2015 and 2014 were as follows:

	December 31,
(in millions)	2015	2014
Assets held for sale:
Cash and cash equivalents	$1.1	$1.5
Other current assets	8.5	9.8
Property and equipment, net	15.0	15.0
Other assets	2.0	2.5
Total assets	$26.7	$28.7

Liabilities held for sale:
Current liabilities	$17.1	$20.9
Noncurrent liabilities	3.7	3.8
Total liabilities	$20.9	$24.7

The following table summarizes the results of operations from the discontinued operations:

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(in millions)	2016	2015	% Variance	2016	2015	% Variance
Revenues	$-	$12.2	(100%)	$7.5	$38.8	(81%)
(Loss) gain from discontinued operations, net of tax	$(0.0)	$(2.6)	(100%)	$50.3	$(6.4)	(886%)

	For the Year Ended December 31,			% Variance
(in millions)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Revenues	$51.0	$62.9	$83.6	(19%)	(25%)
Loss from discontinued operations, net of tax	$(9.7)	$(12.5)	$(17.3)	(22%)	(28%)

Business Segment Analysis

Trilogy’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on Trilogy’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, services are also offered via public telephony, as well as in-home use based on WiMAX technology. In New Zealand, fixed-broadband services, or wireline services, are also offered since May 2015. Trilogy’s networks support several digital technologies: GSM, 3G, LTE, 4G and WiMAX. In Bolivia, Trilogy launched 4G services in May 2015 and Trilogy had 572 4G sites on-air as of September 30, 2016. In New Zealand, Trilogy launched 4G services in 2014 and Trilogy had 630 4G sites on-air as of September 30, 2016.

	2degrees	NuevaTel
Trilogy Ownership Percentage(1)	62.9%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(2)	4.5	11.0
Wireless Penetration(1)(3)	136%	86%
Trilogy Wireless Subscribers (in thousands)(1)	1,391	2,215
Trilogy Market Share of Wireless Subscribers(1)(3)	23%	24%

Notes:

(1)

As of September 30, 2016. Upon completion of the Arrangement, it is expected that Trilogy will indirectly hold approximately 73.2% of 2degrees, subject to certain pre-emptive rights. See “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”.

(2)	Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2016.
(3)	Source: Management estimates.

Since its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. As of September 30, 2016, 2degrees has a 23% market share of wireless subscribers in New Zealand. Trilogy believes there is continued opportunity for significant growth in the estimated NZD$5 billion New Zealand telecommunications market. Additionally, the launch of a wireline service offering in May 2015 provides added streams of revenue for New Zealand.

The Bolivian market also consists of three mobile operators. Trilogy’s Bolivian operation has matured into a stable generator of revenue and cash flow since its launch in 2000, with a 24% estimated market share of wireless subscribers as of September 30, 2016. The cash flow generated from its operations has been used to fund its ongoing 3G and 4G network expansion. Bolivia has very low smartphone and broadband penetration compared to other Latin American markets, thus creating opportunity for continued growth in data revenues. Furthermore, Trilogy believes that smartphone price decreases and the introduction of other mobile data-capable devices will accelerate the data adoption and smartphone penetration rate in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of September 30, 2016, Trilogy-controlled entities owned 62.9% of 2degrees with the remaining interests owned primarily by Tesbrit (27.4%), a Dutch investment company, Hautaki (7.2%), a Maori-owned entity, and KMCH (2.5%), a New Zealand limited company. Upon completion of the Arrangement, it is expected that Trilogy will indirectly hold approximately 73.2% of 2degrees, subject to certain pre-emptive rights (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). The majority of funding to the 2degrees business has been through equity contributions, totaling approximately $367 million through September 30, 2016, which were funded by Trilogy and the 2degrees minority partners.

Overview

2degrees successfully entered the New Zealand market in 2009 as a disruptive competitor. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of OECD peers. Taken together, these two factors led Trilogy to believe this market presented a significant opportunity for a profitable third competitor to enter the market.

Consequently, 2degrees launched the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. The company entered the market offering a novel, low-cost, pre-paid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. This innovative positioning has allowed 2degrees to rapidly gain market share: as of September 30, 2016, management estimates wireless market subscriber share to be approximately 23%.

Additionally, with the acquisition of Snap on April 30, 2015, 2degrees began to provide fixed broadband communications services new customers and existing subscribers within the service area.

Services

2degrees launched and disrupted the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees entered the market offering a novel, low-cost, pre-paid mobile product that cut the incumbents’ prices of pre-paid voice calls and text messages in half. Today, 2degrees continues to offer compelling plans for voice and data. The Prepay Plus plan has low standard calling and texting rates to anyone in New Zealand and can be easily complemented with bundled rate plans, or “Value Packs”. Furthermore, 2degrees also offers “Carryover Packs”, rate plans which let customers call and text Australia at no extra cost. The latter also includes an option that enables customers to carry-over unused minutes and data for up to a year. As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers.

2degrees’ postpaid plans attract higher value subscribers through innovative offers such as the “Carryover” plans, in addition to the EIP handset financing program. 2degrees also offers shared plans, “Freedom” plans (no-term contract), and the ability to call and text both New Zealand and Australia at no extra cost. 2degrees also offers a trade-up option on certain high value handsets whereby a subscriber can trade up to the latest smartphone every year under certain terms and conditions.

One of the key changes in the New Zealand market has been the introduction of the EIP, which is handset financing plans that allows customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of these plans significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and total revenues, as well as generating overall customer satisfaction. Since the company separated the repayment of the handset cost from the service charge, subscribers have upgraded to the latest handsets as evidenced by the fact that, as of September 30, 2016, over 80% of all postpaid subscribers are on a 4G handset.

2degrees entered the fixed-line ISP business and began offering home broadband plans with the Snap acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, the company offers just two plans to new residential customers: an uncapped internet plan and a plan with a traffic cap of 80 gigabytes per month. 2degrees offers customers equivalent pricing for both traditional copper broadband and entry-level ultra-fast fiber broadband. This enables 2degrees to stand by its commitment to offer the best type of connection available at each address, and to upgrade customers as new technology becomes available.

Distribution

As of September 30, 2016, 2degrees’ distribution network included approximately 19 company-owned retail stores, over 35 independent dedicated dealers and over 1,700 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Network

2degrees operates 2G, 3G and 4G networks. As of September 30, 2016, the 2degrees network consisted of 1,017 cell sites, of which approximately 630 have 4G capability (an increase of 172 4G sites from September 30, 2015). 2degrees provides nationwide coverage (approximately 98% as of September 30, 2016) through its own network coverage (96%) and a national roaming agreement with Vodafone. During 2015, 2degrees built additional cell sites to improve data throughput and in-building coverage. Additionally, 2degrees initiated deployment of cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs; capital investment benefits for this construction program are expected to be realized in 2017 after the project is completed in 2016.

2degrees Spectrum Holdings

Management believes 2degrees has ample spectrum to compete effectively against other New Zealand wireless operators and does not currently foresee any problems renewing its spectrum position once the applicable license expiration date is reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031(1)	4G
900 MHz	9.8 MHz x 2	2031(2)	2G and 3G
1800 MHz	25 MHz x 2	2021	2G and 4G
2100 MHz	15 MHz x 2	2021	3G

Notes:

(1)

The 2031 expiration for the 700 MHz spectrum pertains to the Conditional Management Right transferred to TIRS upon satisfying the installment payment and service requirements per the Management Rights Agreement. If TIRS does not satisfy the aforementioned criteria, the 700 MHz Spectrum license expires in 2020.

(2)

The 2031 expiration for the 900 MHz spectrum pertains to Management Rights to be transferred to 2degrees upon paying by May 2022 the agreed price and satisfying New Zealand Commerce Act requirements per the sale offer that 2degrees accepted for these Rights. If 2degrees does not satisfy the aforementioned criteria, the 900 MHz Spectrum Rights expire in 2022 except for 4 MHz that 2degrees has paid for and that expires in 2031.

Governmental Regulation

New Zealand has a dedicated Minister for Communications, supported by the Ministry of Business Innovation and Employment, which advises on policy implementation for telecommunications and spectrum issues.

Implementation of New Zealand’s Telecommunications Act 2001 is overseen by the politically independent Commerce Commission of New Zealand. The Commission enforces, monitors, and provides reports on the telecommunications sector, as provided for in the Telecommunications Act 2001. 2degrees believes it benefits from a supportive policy and regulatory framework. It has had the ability to purchase spectrum, has gained access to tower sharing sites, has benefited from regulated number portability and regulated rates for mobile termination, and has the ability to secure regulated rates for national roaming if commercial negotiations fail. In addition, the Telecommunications Act 2001 provides for wholesale regulation of fixed access services that 2degrees offers, including bitstream unbundling.

To promote competition in the telecommunications sector, legislation has specified that the Commerce Commission must include a dedicated Telecommunications Commissioner. The Commissioner oversees a team that is responsible for identifying which telecommunications services warrant regulation, price and non-price terms for regulated services, market monitoring and for establishing enforcement arrangements applicable to regulated services.

The Government is currently undertaking a statutory review of the Telecommunications Act 2001. It has announced that the regulatory framework for fixed services (fibre and copper) will be regulated using a ‘utility style’ building blocks approach post-2020 (representing a shift from the current copper TSLRIC pricing approach). Access to fibre unbundling will be required. There are no major changes to the regulation of mobile services but various generic Telecommunications Act 2001 processes may be streamlined. Implementation details are still to be determined.

The New Zealand government’s Ministry of Business, Innovation and Employment administers the allocation of radio frequency licenses. 2degrees offers service pursuant to licenses in the 700 MHz band, 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700MHz spectrum licenses expire in 2031; other spectrum licenses are due to expire in 2021. Government policy is to offer renewals to existing license holders, but the costs of such renewals have not been determined at this time.

The New Zealand government has recently taken an active role in funding fiber and wireless infrastructure development in order to enhance citizens’ access to broadband services. In March 2015 the New Zealand government announced the expansion of the existing Ultra-fast Broadband to the premises initiative from 75% to 80% of premises passed at a projected cost of between NZD$152 million and NZD$210 million. In addition, the New Zealand government announced a further NZD$150 million of funding to improve broadband coverage in rural areas and address mobile blackspots. Competitive tenders for these initiatives are expected to be completed in 2017.

New Zealand - Operating Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
					3 mo. vs 3	9 mo. vs 9
(in millions, unless otherwise noted)	2016	2015	2016	2015	mo.	mo.
Service Revenues	$83.6	$62.2	$229.4	$188.1	34%	22%
Total revenues	$123.3	$91.8	$344.9	$283.1	34%	22%
Data as a % of wireless service revenues	67%	66%	65%	66%	n/m	n/m
New Zealand Adjusted EBITDA	$21.7	$14.3	$54.7	$41.6	52%	31%
New Zealand Adjusted EBITDA Margin %(1)	26%	23%	24%	22%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions	18	14	44	46	22%	(4%)
Total postpaid subscribers	357	295	357	295	21%	21%

Prepaid Subscribers (in thousands)
Net additions (losses)	(2)	(16)	(16)	(42)	(91%)	(61%)
Total prepaid subscribers	1,034	1,023	1,034	1,023	1%	1%

Total wireless subscribers (in thousands)	1,391	1,317	1,391	1,317	6%	6%

Wireline Subscribers (in thousands)
Net additions (losses)	8	5	20	5	73%	311%
Total wireline subscribers	48	23	48	23	110%	110%

Total ending subscribers (in thousands)	1,439	1,340	1,439	1,340	7%	7%

Blended Wireless churn	2.97%	3.07%	3.04%	3.15%	n/m	n/m
Postpaid churn	1.12%	1.14%	1.13%	1.13%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$16.64	$13.71	$15.37	$14.61	21%	5%
Monthly postpaid wireless ARPU (not rounded)	$40.06	$35.03	$36.80	$38.50	14%	(4%)
Capital expenditures(2)	$13.1	$19.6	$39.6	$42.6	(33%)	(7%)
Capital intensity	16%	32%	17%	23%	n/m	n/m

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Service Revenues	$254.4	$246.5	$215.6	3%	14%
Total revenues	$393.1	$320.4	$249.9	23%	28%
Data as a % of wireless service revenues	66%	61%	51%	n/m	n/m
New Zealand Adjusted EBITDA	$55.5	$47.1	$35.1	18%	34%
New Zealand Adjusted EBITDA Margin %(1)	22%	19%	16%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions	64	55	49	15%	14%
Total postpaid subscribers	313	249	193	26%	29%

Prepaid Subscribers (in thousands)
Net additions (losses)	(14)	23	76	(160%)	(70%)
Total prepaid subscribers	1,051	1,065	1,042	(1%)	2%
Total wireless subscribers (in thousands)	1,364	1,314	1,235	4%	6%
Wireline Subscribers (in thousands)
Net additions (losses)	10	-	-	100%	-%
Total wireline subscribers	28	-	-	100%	-%
Total ending subscribers (in thousands)	1,391	1,314	1,235	6%	6%

Blended Wireless churn	2.97%	3.30%	3.22%	n/m	n/m
Postpaid churn	1.12%	1.23%	1.40%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$14.28	$15.89	$15.21	(10%)	4%
Monthly postpaid wireless ARPU (not rounded)	$37.57	$46.01	$47.44	(18%)	(3%)
Capital expenditures(2)	$57.3	$51.0	$41.4	12%	23%
Capital intensity	23%	21%	19%	n/m	n/m

n/m - not meaningful

Notes:

(1)	New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand Service Revenues.
(2)

Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows before related changes to non-cash working capital and excludes capital expenditures acquired through vendor-backed financing and capital lease arrangements.

New Zealand Operating Results

Three and Nine Months Ended September 30, 2016 Compared to Same Periods in 2015

Service Revenues increased $21.4 million and $41.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The increase in Service Revenues was due in part to an increase of $5.3 million and $19.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, of wireline service revenue from the Snap acquisition on April 30, 2015. Stronger postpaid revenues also contributed to the increase of Service Revenues driven by the larger postpaid subscriber base and growth in the consumption of data services as a result of continuing network expansion projects and the 4G overlay. Data revenues increased 29% and 9% for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. Service Revenues were also impacted as a result of the fluctuating New Zealand dollar as compared to the U.S. dollar. Service Revenues increased by $6.6 million and decreased by $4.8 million for the three and nine months ended September 30, 2016, respectively, due to currency fluctuations.

Total revenues increased $31.5 million $61.8 million for the three and nine months ended September 30, 2016, respectively, compared to the same period in 2015, due to an increase in Service Revenues and higher equipment sales associated with the EIP.

For the three months and nine months ended September 30, 2016 compared to the same periods in 2015, operating expenses increased $27.0 million and $51.4 million, respectively, due to increases in network expenses, sales and marketing, general and administrative, and equipment subsidies:

•

Cost of service increased $6.7 million and $17.7 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, mainly due to broadband transmission expenses and salaries and wages associated with an increase in headcount and growth of the broadband business. There was also an increase in interconnection costs driven by a higher volume of traffic terminating on other carriers’ networks, partially offset by a decline in national roaming costs associated with lower rates and the ongoing investment since the second half of 2015 to increase national coverage. Cost of service was also impacted as a result of the fluctuation of the New Zealand dollar as compared to the U.S. dollar. As a result of this fluctuation, the cost of service expense increased by $2.4 million and decreased by $1.7 million for the three and nine months ended September 30, 2016 respectively;

•

Sales and marketing increased $3.7 million and $3.6 million for the three and nine months ended September 30, 2016, compared to the same period in 2015, attributable to increase in salaries and wages associated with an increase in headcount and growth of the broadband business. There was also an increase in dealer commissions, store rent, and bank service charges attributable to an escalation in the volume of transactions with subscribers. These increases were partially offset by a decline in advertising due to the prior year expenses related to the launch of the broadband business;

•

General and administrative increased $3.8 million and $5.7 million for the three and nine months ended September, 30, 2016, compared to the same periods in 2015, driven by an increase in bad debt expense attributable to the overall growth in the postpaid customer base and the fact that postpaid customers are migrating towards higher rate plans. In addition, there was an increase in the loss on sale of EIP receivables due to an increase in the volume of sales of EIP receivables; and

•

Equipment Subsidy increased $1.3 million and $0.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015 mainly due to an increase in sales of newer, higher-end devices for which supplier rebates were not available to 2degrees. In the nine months ended September 30, 2016, equipment subsidies slightly increased by $0.3 million due to a reduction in handset subsidies resulting from 2degrees’ EIP program, offset by promotional activities related to prepaid subscribers as well as an increase in wireline-related devices provided to customers due to a growing fixed-broadband base.

New Zealand Adjusted EBITDA increased by $7.5 million and $13.1 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The change in Adjusted EBITDA was a result of growth in Service Revenues partially offset by changes in the principal operating expenses described above.

Capital expenditures decreased by $6.5 million and $3.0 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to significant expenditures made in the prior year relating to the LTE and national roaming sites buildout program.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Service Revenues increased $7.9 million for the year ended December 31, 2015 compared to the same period in 2014 primarily attributable to stronger postpaid data revenues and the inclusion of Snap revenues beginning in the second quarter of 2015, partially offset by a decrease of $39.2 million resulting from a decline of the New Zealand dollar as compared to the U.S. Dollar. Growth in data revenues was due to the larger postpaid subscriber base and growth in the consumption of data services attributable to the commercial launch of 4G services during the second quarter of 2014.

Total revenues increased $72.7 million for the year ended December 31, 2015 compared to the same period in 2014 due to higher equipment sales of $64.8 million associated with the launch of the EIP as well as a $19.4 million increase as a result of the Snap acquisition.

For the period ended December 31, 2015 compared to the same period in the prior year, operating expenses increased due to higher network expenses and general and administrative costs:

•

Cost of service increased $15.9 million in 2015 mainly due to higher interconnection costs driven by higher data traffic terminating on other carriers’ networks and national roaming costs associated with the growth in the subscriber base. Beginning in the second quarter of 2015, broadband transmission expenses resulting from the Snap acquisition are also reflected. The increase in cost of service was partially offset by a $12.0 million decrease as a result of the decline of the New Zealand dollar as compared to the U.S. dollar;

•

General and administrative increased $8.6 million in 2015 driven by losses associated with the sale of EIP receivables during the current year, including set up fees of $1.2 million associated with the arrangement incurred in the second quarter of 2015. The increase is also attributable to the salaries and wages of employees in the Snap broadband business, in addition to transaction costs of approximately $1.0 million incurred in connection with the Snap acquisition. Although these acquisition costs and the set up fees associated with the sale of EIP receivables totaling $2.2 million contributed to the increase in General and administrative expenses, they are excluded from Adjusted EBITDA as they are considered non-operating expenses, and thus do not affect the change in Adjusted EBITDA. These increases were partially offset by a $6.8 million decrease as a result of the decline of the New Zealand dollar as compared to the U.S. dollar;

•

Equipment Subsidy declined $17.6 million in 2015 mainly due to an overall reduction in subsidy offerings associated with the launch of the EIP and a $3.5 million reduction due to the decline of the New Zealand dollar relative to the U.S. dollar; and

•

Sales and marketing declined $5.9 million in 2015 mainly attributable to a $9.7 million decrease due to the decline of the New Zealand dollar as compared to the U.S. dollar. This decrease was partially offset by an increase in the volume of commissions due to increased longevity of subscribers and an increase of renewals associated with the EIP. The increase is also attributable to Snap related salaries and wages beginning in the second quarter of 2015.

New Zealand Adjusted EBITDA increased by $8.4 million for the year ended December 31, 2015 compared to the same period in 2014. The change in Adjusted EBITDA was a result of growth in Service Revenues partially offset by changes in the principal operating expenses described above.

Capital expenditures increased by $6.2 million for the year ended 2015, compared to 2014, attributable to the continuing network expansion projects to reduce roaming costs and 4G overlay. 2degrees also invested in the development of a new business support system.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Service Revenues increased $30.9 million in 2014 compared to 2013 primarily attributable to growth in the subscriber base and the growing data usage among postpaid and prepaid subscribers. Data revenues increased 37% over 2013 due to the larger postpaid subscriber base and growth in the consumption of data services attributable to expanded data-focused plans and higher smartphone penetration.

Total revenues increased $70.5 million for the year ended December 31, 2014 compared to the same period in 2013, primarily attributable to increase in equipment sales by $39.5 million and aforementioned increase in Service Revenues associated with the growth in the subscriber base and the growing data usage among postpaid and prepaid subscribers.

For the period ended December 31, 2014 compared to the same period in the prior year, operating expenses increased $64.0 million primarily due to increases in network-related expenses, sales and marketing expenses related to the acquisition of postpaid subscribers, and general and administrative expenses:

•

Cost of service increased $14.8 million in 2014 mainly due to higher interconnect and national roaming costs associated with growth in the subscriber base and higher network repairs and maintenance costs associated with an increase in cell sites;

•

Sales and marketing increased $4.3 million in 2014 mainly attributable to an increase in commercial costs for advertising campaigns directed towards postpaid businesses and consumers and an increase in long-term strategic advertising campaigns to promote the brand. A higher volume of commissions related to the growth of subscribers also contributed to the increase in sales and marketing;

•

Equipment Subsidy declined $0.8 million in 2014 mainly due to a portion of postpaid subscribers owning their own devices beginning in the second quarter of 2014 along with the launch of EIP in the third quarter of 2014; and

•

General and administrative increased $2.0 million in 2014 driven by an increase in business taxes attributable to the increase in revenue compared to 2013 and the corresponding increase in 2degrees’ estimated share of New Zealand’s telecommunications development levy.

New Zealand Adjusted EBITDA increased by $11.9 million in 2014 compared to 2013. The change in Adjusted EBITDA was a result of growth in Service Revenues partially offset by changes in the principal operating expenses described above.

Capital expenditures increased $9.7 million in 2014 compared to 2013 due to purchases of property and equipment were mainly financed under the Huawei Loan in 2013.

Subscriber Count

As of September 30, 2016, 2degrees’ wireless subscriber base increased 6% when compared to the third quarter of 2015, reflecting growth in postpaid subscribers of 21% and prepaid wireless subscribers of 1%. Postpaid wireless subscribers at the end of September 30, 2016 comprised approximately 26% of the wireless subscriber base, an increase of approximately four percentage points from the third quarter of 2015 due to the EIP. Wireline subscribers increased 110% at the end of September 30, 2016 compared to September 30, 2015 due to a growing subscriber base following the April 2015 acquisition of Snap and commercial launch in May 2015.

At the end of December 31, 2015, 2degrees’ wireless subscriber base increased 4% compared to the year ended December 31, 2014, reflecting continued expansion in postpaid wireless subscribers of 26%, partially offset by a decrease in prepaid wireless subscribers of 1%. As of December 31, 2015, postpaid wireless subscribers comprised 23% of total wireless subscribers compared to 19% in the prior year. Postpaid wireless subscriber growth was primarily driven by competitive offers, including the EIP, which increased acquisition and retention of the postpaid wireless subscriber base. The decrease in prepaid wireless subscribers was due to a decline in prepaid gross additions attributable to competitor activities. Approximately 28 thousand wireline subscribers were serviced at the end of December 31, 2015; Snap was acquired in April 2015 and launched commercially in May 2015, thereby driving incremental growth in total subscribers as compared to December 31, 2014.

2degrees’ wireless subscriber base increased 6% for the year ended December 31, 2014 compared to the year ended December 31, 2013, reflecting the continued growth trend in Trilogy’s postpaid subscriber base, which increased 29% annually.

Wireless ARPU

2degrees’ wireless ARPU is generally driven by volume of EIP-related sales, mix of postpaid and prepaid subscribers, foreign currency fluctuations, amount of data consumed by the subscriber, and mix of service plans and bundles.

Wireless ARPU increased by 21% and 5% for the three and nine months ended September 30, 2016, compared to the same periods in 2015, due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base and an increase in data usage per subscriber. Excluding the impact of the New Zealand dollar increase as compared to the U.S. dollar over the three months ended September 30, 2016, wireless ARPU attributable to voice usage increased 7%, with wireless ARPU related to web navigation, SMS, and value-added services increasing 11%, for a weighted increase in wireless ARPU of 10%. Excluding foreign currency fluctuations, wireless ARPU increased 8% over the nine months ended September 30, 2016.

Wireless ARPU decreased by 10% in 2015 compared to 2014 primarily because of the decline of the New Zealand dollar as compared to the U.S. dollar; excluding the negative impact of foreign currency, wireless ARPU would have increased 7% during this same period. This increase is primarily due to a significant increase in average postpaid subscribers compounded by organic postpaid revenue growth from a higher mix of high-price rate plans.

Wireless ARPU increased by 4% in 2014 compared to 2013 due to the higher proportion of postpaid subscribers within the base and stronger revenue associated with mobile data usage.

Business Outlook, Competitive Landscape and Industry Trend

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 136.0% .

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country’s GDP per capita is on par with Western Europe.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by S&P and Aaa by Moody’s based on the country’s high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the OCR is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market reached NZD$5 billion in 2015 and total industry investment for 2015 was approximately NZD$1.77 billion, surpassing the previous high in 2014. This investment was underpinned by government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the Rural Broadband initiative, which brings fiber connection to rural areas; and the 4G mobile spectrum investment, which upgrades the infrastructure capability.

With a comparably high wireless penetration rate of 136% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. Mobile data consumption has nearly doubled within the past year; consumers utilized approximately 390 megabytes per subscriber in 2015, up from 229 megabytes in 2014, suggesting strong growth in data consumption for the foreseeable future. This growth in consumption is largely due to an increased share of smartphone owners utilizing data. In 2016, smartphone device shipments have taken a 92% share of overall device shipments in the market. Additionally, New Zealand smartphone adoption has risen to 82% through June 30, 2016, up from 77% in 2015 and 68% in 2014.

Competition

2degrees competes with two wireless providers in New Zealand: Vodafone, with 39% of the wireless subscriber market, and Spark New Zealand, with 38% of the market, in each case based on management estimates as of September 30, 2016. Vodafone operates a 2G, 3G and 4G network. Spark New Zealand operates a 3G and 4G network. Spark New Zealand and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees competes with a handful of broadband providers in New Zealand: Spark New Zealand with 43% of the broadband subscriber market, Vodafone with 27% of the market, CallPlus with 13% of the market, Trust Power with 4% of the market, and remaining players accounting for 10%, as of Q2 2016.

Bolivia (NuevaTel)

The Trilogy Founders launched NuevaTel in 2000 while they were running Western Wireless. Trilogy subsequently acquired a majority stake in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings characterized by innovative solutions to expand market share and superior subscriber care. The company focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, a strong national brand, and loyalty programs. As of September 30, 2016, NuevaTel had approximately 2.2 million wireless subscribers representing approximately an estimated 24% subscriber market share.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 82% of the subscriber base as of September 30, 2016. Postpaid plans are sold using a customer-friendly, simplified approach with five distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos. Additionally, prepaid customers are eligible to receive voice and data service bonuses at the time of recharge based on a customer’s tenure and historical purchase trends, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including iPhones and Samsung Galaxy devices; however, the majority of its handset sales are more affordable smartphones from manufacturers such as Huawei. The recent availability of 4G-enabled smartphones at prices affordable to Bolivian customers is a key factor enabling 4G adoption. With the increasing penetration of 4G / LTE smartphones in the customer base, there is a significant opportunity for continued growth in data adoption as NuevaTel’s 4G / LTE network continues to expand.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 64 thousand units installed nationally and WiMax, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid services. Public telephone and WiMAX products combined contributed less than 7% of Service Revenues in 2015, which declined to 6% in the nine months ending September 30, 2016.

Distribution

NuevaTel distributes its products through company-owned “Viva” stores, which allow customers to interact with devices and technology, NuevaTel also utilizes outsourced dealers and stores, which help implement the company’s handset distribution strategy to increase LTE device proliferation and data adoption. As of September 30, 2016, NuevaTel’s distribution network included approximately 17 stores, over 180 dealers and approximately 9,100 other dealer points of presence.

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 913 cell sites at the close of December 31, 2015 and approximately 1,056 cell sites at the end of September 30, 2016. Additionally, NuevaTel launched a significant amount of 4G sites in 2015, ending the year with approximately 396 4G sites while adding another approximately 176 to end the third quarter of 2016 at approximately 572 4G sites.

NuevaTel launched major network expansions in 2015 and 2016 to enable 4G and expand 3G services. The company is investing a total of $100 million over this period in network infrastructure to boost in-city coverage, both in terms of speed and capacity. Total cell site counts increased by 16% year-to-date in 2016, while LTE sites as a percentage of total increased from zero to 54% from the first quarter of 2015 to the third quarter of 2016.

NuevaTel maintains international roaming agreements with over 200 operators in over 90 countries worldwide as of September 30, 2016.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019-2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024-2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G

Notes:

(1)	30MHz (15MHz x 2) expires in November 2019 and 20MHz (10MHz x 2) expires in April 2028.

Trilogy estimates that NuevaTel had a 68% population coverage as of September 30, 2016.

Governmental Regulation

The Trilogy Founders have operated NuevaTel since 2000 and believe they have good relationships with the regulatory bodies. NuevaTel operates two spectrum licenses in the 1900 MHz band for which the first license expires in November 2019, and the second license through 2028. Additionally, NuevaTel provides 4G services in the 1700 / 2100 MHz bands with terms ranging through 2029. The Bolivian constitution specifies that carriers’ vested rights under their existing concessions will be preserved at the renewal date. NuevaTel also provides fixed broadband services using WiMAX technology through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request. See “NuevaTel Spectrum Holdings” above for additional information regarding NuevaTel’s spectrum holdings.

The principal governmental agency with regulatory oversight for telecommunications is the ATT. It is responsible for administering spectrum auctions, renewing licenses and concessions to provide services to the public, monitoring service quality, imposing sanctions for violations of its service reliability rules, setting interconnection rates and implementing other policies designed to promote competition and consumer protection. Recently, it reduced both domestic and international interconnection rates and revised service quality standards. It is expected to implement number portability regulations in 2017.

Under Bolivia’s telecommunications law, enacted on August 8, 2011, carriers must negotiate new licenses (to replace their existing concessions) with the ATT. The law specifies, in compliance with the Bolivian constitution, that carriers’ vested rights under their existing concessions will be preserved. The ATT migrated the concessions of Entel and Tigo to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. The ATT also issued a proposed replacement contract template to NuevaTel in early 2016 and NuevaTel submitted comments to the ATT noting aspects of the draft that it believes require modifications. NuevaTel believes the ATT will pursue negotiations prior to the expiry date in 2019, but the timing of such discussions is to be determined.

In 2013 and 2014, the Bolivian government allocated 4G spectrum in the 700 MHz and AWS bands (1700 / 2100 MHz) by assignment to Entel and through auctions in which both Tigo and NuevaTel acquired licenses. NuevaTel purchased its 30 MHz license in the AWS band for $23 million. Pursuant to 4G regulations applicable to this license, NuevaTel was obligated to launch 4G service in May 2015 in nine major cities, with additional deployment requirements to be met in the following 96 months. NuevaTel has satisfied its 2015 initial launch and 2016 requirements. It expects to meet future 4G deployment requirements, although it anticipates that the cost of deployment will increase as it expands into rural areas.

Bolivia - Operating Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
					3 mo. vs 3	9 mo. vs 9
(in millions, unless otherwise noted)	2016	2015	2016	2015	mo.	mo.
Service Revenues	$66.5	$68.7	$200.6	$210.0	(3%)	(4%)
Total revenues	$68.1	$69.6	$205.1	$213.0	(2%)	(4%)
Data as a % of wireless service revenues	40%	32%	39%	31%	n/m	n/m
Bolivia Adjusted EBITDA	$20.8	$22.1	$57.9	$70.8	(6%)	(18%)
Bolivia Adjusted EBITDA Margin %(1)	31%	32%	29%	34%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions (losses)	6	8	17	19	(20%)	(12%)
Total postpaid subscribers	340	313	340	313	8%	8%

Prepaid Subscribers (in thousands)
Net additions (losses)	(19)	(12)	(164)	(107)	(55%)	(53%)
Total prepaid subscribers	1,810	2,002	1,810	2,002	(10%)	(10%)

Other wireless subscribers(2)	65	72	65	72	(10%)	(10%)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
					3 mo. vs 3	9 mo. vs 9
(in millions, unless otherwise noted)	2016	2015	2016	2015	mo.	mo.
Total wireless subscribers (in thousands)	2,215	2,387	2,215	2,387	(7%)	(7%)

Blended Wireless churn	5.69%	6.20%	6.16%	6.36%	n/m	n/m
Postpaid churn	1.40%	1.87%	1.65%	2.03%	n/m	n/m

Monthly blended wireless ARPU (not rounded)	$9.81	$9.34	$9.56	$9.34	5%	2%
Monthly postpaid wireless ARPU (not rounded)	$22.44	$22.29	$22.36	$21.77	1%	3%
Capital expenditures(3)	$9.6	$14.0	$39.8	$31.2	(32%)	28%
Capital intensity	14%	20%	20%	15%	n/m	n/m

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Service Revenues	$281.2	$292.7	$304.8	(4%)	(4%)
Total revenues	$285.4	$296.2	$308.8	(4%)	(4%)
Data as a % of wireless service revenues	31%	25%	20%	n/m	n/m
Bolivia Adjusted EBITDA	$91.7	$105.7	$112.0	(13%)	(6%)
Bolivia Adjusted EBITDA Margin % (1)	33%	36%	37%	n/m	n/m

Postpaid Subscribers (in thousands)
Net additions (losses)	29	29	63	(2%)	(53%)
Total postpaid subscribers	323	294	265	10%	11%

Prepaid Subscribers (in thousands)
Net additions (losses)	(135)	(66)	140	(105%)	(147%)
Total prepaid subscribers	1,974	2,110	2,176	(6%)	(3%)

Other wireless subscribers(2)	71	72	75	(3%)	(3%)
Total wireless subscribers (in thousands)	2,368	2,477	2,516	(4%)	(2%)

Blended Wireless churn	6.34%	6.12%	5.66%	n/m	n/m
Postpaid churn	1.93%	2.15%	1.76%	n/m	n/m

Monthly wireless ARPU (not rounded)	$9.43	$9.56	$10.38	(1%)	(8%)
Monthly postpaid wireless ARPU (not rounded)	$21.97	$21.46	$24.56	2%	(13%)
Capital expenditures(3)	$46.7	$43.2	$26.9	8%	60%
Capital intensity	17%	15%	9%	n/m	n/m

n/m - not meaningful

Notes:

(1)	Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia Service Revenues.
(2)	Includes public telephony and other wireless subscribers.
(3)

Represents purchases of property and equipment from continuing operations from the Consolidated Statement of Cash Flows and excludes capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Bolivia Operating Results

Three and Nine Months Ended September 30, 2016 Compared to Same Periods in 2015

Service revenues decreased by $2.2 million and $9.3 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to lower prepaid revenues attributable to lower volume of voice traffic on the network. This decline in voice revenues was partially offset by an increase in data revenues from both prepaid and postpaid subscribers as more subscribers are using data.

In the three months ended September 30, 2016, data revenues as a percentage of wireless service revenues increased from 32% to 40% as compared to the same period in 2015. For the nine months ended September 30, 2016, data revenues as a percentage of wireless service revenues increased from 31% to 39%. Trilogy expects data revenues to continue to grow due to an increasing percentage of subscribers using smartphones and increasing data adoption rates; these increases offset the voice revenue declines, which are prevalent industry trends as consumers globally have reduced their reliance on voice services as the primary forum for daily communication.

Total revenues decreased by $1.5 million and $7.8 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to the decrease in prepaid revenues associated with the reduced prepaid wireless subscriber base.

For the three months and nine months ended September 30, 2016 compared to the same periods in 2015, operating expenses increased $0.2 million, and $9.3 million, respectively, due to declines in network expenses from lower voice traffic, offset by higher customer-retention efforts which include higher customer care costs and increased equipment subsidies as disclosed below:

•

Cost of service decreased $2.2 million and $5.2 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, primarily due to a decrease in interconnection costs due to lower voice and SMS traffic terminating outside of Trilogy’s network. This decrease was partially offset by an increase in site related costs such as rents, utilities and maintenance expenses related to additional cell sites placed in service;

•

Equipment Subsidy increased $0.7 million and $5.7 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, mainly due to the increased handset subsidy offerings and promotions associated with 4G initiatives to drive increase in data usage; and

•

General and administrative increased $0.3 million and $2.4 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, mainly due to higher outsourcing costs for customer care.

Bolivia Adjusted EBITDA decreased by $1.3 million and $12.9 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The change in Adjusted EBITDA was a result of decrease in Service Revenues offset by changes in the principal operating expenses described above.

Capital expenditures decreased $4.4 million and increased $8.6 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The decrease on a year over year basis for the quarter is primarily due to the timing of the 4G coverage and network expansion projects, which were primarily completed in the first two quarters of 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Service revenues declined by $11.5 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 primarily due to lower prepaid revenue attributable to decline in prepaid subscribers and lower volume of voice usage per subscriber, partially offset by an increase in postpaid revenues driven by increased data revenue as subscribers are using more data as 4G becomes more available.

In the year ended December 31, 2015, data revenues as a percentage of wireless service revenues increased from 25% to 31% as compared to the same period in 2014. Data revenues, as a percentage of wireless revenues, are higher as a result of an increased volume of smartphone and data consumers in Trilogy’s base, at the same time as voice usage declines.

Total revenues decreased by $10.8 million for the year end December 31, 2015 compared to the year ended December 31, 2014, primarily due to the decrease in Service Revenues discussed above.

For the period ended December 31, 2015 compared to the same period in the prior year, operating expenses increased $8.1 million largely due to a decline in network expenses offset by higher sales and marketing, equipment subsidies and general and administrative expenses, as follows:

•

Cost of service declined $11.2 million in 2015 mainly attributable to decreases in voice and SMS termination costs due to lower voice and SMS traffic on the network, and declines in MTRs. These decreases were partially offset by increases in site related costs such as utilities and maintenance expenses related to additional cell sites placed in service;

•	Equipment Subsidy increased $2.5 million in 2015 mainly due to increased handset subsidy offerings and promotions associated with the launch of 4G in 2015;

•	Sales and marketing increased $5.3 million in 2015 primarily due to higher subscriber retention costs, commissions, and advertising costs for the launch of 4G service; and

•	General and administrative increased $6 million in 2015 primarily due to an increase in consulting expense, a salary increase imposed by the Bolivian government, and higher office related expenses.

Bolivia Adjusted EBITDA declined $14.0 million for the year ended December 31, 2015 compared to December 31, 2014. The change in Adjusted EBITDA was a result of decrease in Service Revenues combined with net increases in operating expenses described above.

Capital expenditures decreased by $3.5 million in 2015 compared to 2014 mainly due to investments in the network infrastructure to enable 4G services and to expand the 3G network to boost both speed and network capacity.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Service revenues declined by $12.1 million for the year ended December 31, 2014 compared to 2013 primarily due to a decrease in prepaid subscribers leading to a decrease of prepaid revenues. Data revenues were 25% of wireless service revenue, an increase from 20% in 2013. The increase in data revenues was offset by lower overall voice revenues.

Total revenues decreased $12.6 million for the year ended December 31, 2014 compared to the same period in 2013, primarily due to a decrease in prepaid subscribers leading to a decrease in prepaid revenues.

For the period ended December 31, 2014 compared to the same period in the prior year, operating expenses declined $5.3 million due to lower network and sales costs, as follows:

•

Cost of service declined $3.1 million in 2014 mainly attributable to a decrease in variable interconnection costs due to lower voice traffic on the network. This decrease was partially offset by increases in international interconnection costs associated with a higher volume of international traffic terminating on other carriers’ networks, network transmission costs, and maintenance expenses; and

•	Sales and marketing declined $3.9 million in 2014 primarily due to decreased commissions and advertising expenses, both a function of lower Service Revenues.

Bolivia Adjusted EBITDA declined $6.3 million in 2014 compared to 2013. The change in Adjusted EBITDA was a result of decrease in Service Revenues offset by changes in the principal operating expenses described above.

Capital expenditures increased by $16.3 million in 2014 compared to 2013 mainly due to the 3G coverage and network expansion projects.

Subscriber Count

Bolivia’s wireless subscriber base has been predominantly prepaid, although the postpaid portion of the base has grown. In addition to prepaid and postpaid, Bolivia’s wireless subscriber base includes public telephony subscribers, as well as WiMAX subscribers; these two subscriber bases are on the decline, and comprise less than 3% of the overall subscriber base as of September 30, 2016.

Bolivia’s wireless subscriber base decreased 7% for the nine months ended September 30, 2016 when compared to the third quarter of 2015, primarily due to a reduction in prepaid subscribers of 10%, which was partially offset by an increase in postpaid subscribers of 8%. Postpaid subscribers now comprise 15% of the wireless subscriber base, an increase of two percentage points from September 30, 2015.

Bolivia’s subscriber base decreased by 4% for the year ended December 31, 2015 when compared to the year ended December 31, 2014, primarily due to a reduction in prepaid subscribers of 6%, partially offset by an increase in postpaid subscribers of 10%.

Bolivia’s subscriber base decreased by 2% for the year ended December 31, 2014 when compared to the year ended December 31, 2013, primarily due to a reduction in prepaid subscribers of 3%, partially offset by an increase in postpaid subscribers of 11%.

Bolivia’s decline in prepaid subscribers is largely due to their increased focus on acquiring and retaining postpaid subscribers, who are heavy consumers of mobile data services offered by their 3G and 4G networks.

Wireless ARPU

Bolivia’s wireless ARPU are generally driven by the mix and volume of postpaid and prepaid subscribers, and their respective service rate plans, and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Additionally, MTR rates have lowered voice-related Service Revenues, although this is less a factor in 2016 than when first implemented in 2013. Furthermore, usage per subscribers consume with respect to voice services, SMS, value-added services and web navigation also have an impact to Bolivia’s wireless ARPU.

For the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, monthly wireless ARPU grew by 5% and 2% primarily due to a larger postpaid subscriber base, which increased 8% for the same periods.

On a year over year basis, wireless ARPU in 2015 and 2014 declined 1% and 8%, respectively, due to lower voice usage per subscriber, partially offset by an increase in mobile data usage per subscriber; the latter was attributable to increasing smartphone penetration among the prepaid and postpaid subscriber base.

Business Outlook, Competitive Landscape and Industry Trend

Bolivia, located centrally in South America, is a land-locked country with a population of 11 million. There are eight main towns, of which the following are highest in population: Santa Cruz, El Alto, La Paz and Cochabamba. Bolivia boasts a wealth of natural resources for export, largely in the hydrocarbons and minerals sectors. Bolivia’s land and climate is a mixture of mountainous regions with a cool, dry climate, and tropical at around 3,500 meters. This landscape has made it difficult to establish land-based telecommunications infrastructure, and thus has resulted in a higher concentration of mobile subscribers due to higher costs of the alternative. Bolivia has approximately 9.4 million wireless subscribers.

Bolivian Economy Overview

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, to the southwest by Chile, and to the northwest by Peru. Multiple languages are spoken in Bolivia and its 2009 constitution designates Spanish and all indigenous languages as official. The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. Dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. While there has been speculation as to breaking the peg with the U.S. Dollar, Trilogy does not expect the impact, if any, to be material in the short or medium term. In June 2016, S&P and Moody’s issued ratings of BB and Ba3 for Bolivia’s sovereign bonds and reflect the country’s strong external balance sheet, low debt burden, and favorable debt profile. See “Trilogy Credit Ratings” for additional information.

Bolivia is a resource-rich country with strong growth attributed to captive markets for natural gas exports to Brazil and Argentina. Bolivia recorded the highest growth rate in South America during 2013, and has since then averaged GDP growth of 5% per year. In 2015, natural gas accounted for roughly 50% of Bolivia’s total exports. Bolivia also has one of the world’s largest reserves of lithium, which is essential in the production of batteries, with lithium supply security becoming a top priority for technology companies in the U.S. and Asia. The U.S. Geological Survey estimates 9 million tons of identified lithium resources in Bolivia, representing 22% of the world’s total.

In spite of recent lower commodity prices, Bolivia has one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP has increased annually since 2006, from $11.5 billion to $33.2 billion in 2015.

Telecom Overview

Bolivia has a population of approximately 11.0 million and an estimated wireless penetration rate of 86%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 15 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base. The Bolivian market is exhibiting numerous trends, notably: (i) increased demand for smartphones, (ii) the increased prevalence of 3G and LTE capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of content, music, mobile money, and other such data-based services. The market is experiencing increasing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands. Historically, consumers of services have purchased multiple SIMs from one or more MNOs. More recently, and largely due to increasing availability of robust networks, consumers have favored the use of one SIM from a single MNO.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 44% of the market, and Tigo, with approximately 32% of the market, in each case as of September 30, 2016, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G network in the 700 and 1700 / 2100 MHz bands, and has been pursuing a satellite-based strategy with the recent development of the Tupac-Kitari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout all of Bolivia and a significant proportion of its subscriber base is in areas where NeuvaTel does not compete. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G network in 2015 and uses the 700 and 1700 / 2100 MHz bands. Additionally, Tigo provides a complementary cable service that can be bundled with its wireless offerings. The wireless communications systems in which NuevaTel has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel’s long distance service also competes with Entel, Tigo and other alternative providers.

Selected Financial Information

The following tables set forth Trilogy’s summary consolidated financial and operating data for the periods ended and as of the dates indicated below. Amounts in the table below are presented in U.S. dollars.

The summary consolidated financial data is derived from the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus, for each of the periods indicated on the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in the Trilogy Audited Annual Financial Statements and related notes included elsewhere in this prospectus are a result of rounding. Amounts for subtotals and totals presented in the following tables may not sum arithmetically because of rounding.

Selected annual financial information

The following table shows selected consolidated financial data of Trilogy for the year ended December 31, 2015, 2014 and 2013, prepared in accordance with U.S. GAAP. Trilogy discusses the factors that caused Trilogy’s results to vary over the past three years throughout this MD&A.

	For the Year Ended December 31,
(in millions, except per unit amounts)	2015	2014	2013
Service Revenues	$536.4	$539.5	$520.3
Equipment sales	142.8	77.3	38.3
Total revenues	679.3	616.8	558.7
Operating expenses	(638.5)	(565.3)	(506.5)
Operating Income	40.7	51.5	52.1
Interest expense	(62.3)	(61.8)	(48.0)
Other, net	(4.3)	(2.6)	(1.3)
(Loss) income from continuing operations before income taxes	(25.9)	(12.9)	2.9
Income tax expense	(15.2)	(22.0)	(26.6)
Loss from continuing operations	(41.1)	(34.9)	(23.7)
Loss on discontinued operations, net of taxes	(9.7)	(12.5)	(17.3)
Net loss	(50.8)	(47.3)	(41.0)
Net (income) loss attributable to non-controlling interests	(1.3)	0.3	(5.0)
Net loss attributable to Trilogy International Partners	$(52.1)	$(47.1)	$(46.0)
From continuing operations
Basic and diluted loss per unit	$(124)	$(101)	$(84)
From discontinued operations
Basic and diluted loss per unit	$(28)	$(36)	$(51)

Selected balance sheet information

The following table shows selected consolidated financial information concerning Trilogy’s financial position as of September 30, 2016, and as of December 31, 2015 and 2014, prepared in accordance with U.S. GAAP. The table below provides information concerning the cause of the changes in financial position by financial statement line item for the periods compared.

	As of
	September 30,	As of December 31,			Change includes:
(in millions, except as noted)	2016	2015	2014	2013
Cash and cash equivalents	$ 45.9	$ 63.9	$ 98.8	$ 68.6	See “Liquidity and Capital Resource Measures” within this MD&A.
% Change	(28%)	(35%)	44%

Other current assets	120.1	131.4	87.2	121.9	Decrease in 2014 due to decline in accounts receivable; increase in 2015 due to EIP receivables, the acquisition of Snap, and an increase in inventory; decrease in 2016 due to a reduction in inventory.
% Change	(9%)	51%	(28%)

Property, equipment and	524.1	500.8	491.2	464.5	Increase in 2014 due to spectrum purchases; increase in 2015 due to the acquisition of Snap, which included $18.6 million of intangible assets for subscribers’ relationships and internally developed software; increase in 2016 due to the continuing network expansion and 4G overlay projects in Trilogy’s markets offset by normal depreciation and amortization expense.
intangibles
% Change	5%	2%	6%

Other non-current assets	47.2	45.8	25.2	24.0	Increases attributable to EIP receivables introduced in 2014 and goodwill as a result of Snap acquisition in 2015.
% Change	3%	82%	5%

	As of
	September 30,	As of December 31,			Change includes:
(in millions, except as noted)	2016	2015	2014	2013
Assets held for sale from discontinued operations	-	26.7	28.8	39.6	Variances are related to disposition of Trilogy Dominicana. See “Discontinued Operations” within this MD&A.
% Change	(100%)	(7%)	(27%)

Total assets	$ 737.2	$ 768.5	$ 731.1	$ 718.6
Current portion of long-term debt	$ 10.1	$ 465.8	$ 8.6	$ 11.3	Increase in 2015 due to the Trilogy’s notes issued for $450 million coming due. Trilogy renegotiated the terms in 2016. See Note 9 – Debt of the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements.

% Change	(98%)	5316%	(24%)

Other current liabilities	225.3	262.0	192.8	206.3	See “Liquidity and Capital Resource Measures” section within this MD&A.
% Change	(14%)	36%	(7%)

Long-term debt	597.5	130.4	571.8	486.7	Increase in 2016 due to renegotiation of the Trilogy 2016 Notes. See Note 9 – Debt of the Trilogy Audited Annual Financial Statements and Note 7 – Debt of the Trilogy Interim Financial Statements. See “Liquidity and Capital Resource Measures” section within this MD&A.

% Change	358%	(77%)	17%

Other non-current liabilities	49.5	46.5	47.2	48.9	Not meaningful.
% Change	6%	(1%)	(3%)

Liabilities held for sale from	-	20.9	24.7	27.0	Variances are related to disposition of Trilogy Dominicana. See “Discontinued Operations” section within this MD&A.
discontinued operations

% Change	(100%)	(15%)	(9%)

Total mezzanine equity and members’ deficit	(145.2)	(157.1)	(113.9)	(61.6)	Changes due to earnings and losses and changes in accumulated other comprehensive income driven by changes in foreign currency.

Total liabilities mezzanine equity and members’ deficit	$ 737.2	$ 768.5	$ 731.1	$ 718.6

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

		2016			2015			2014
(in millions, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Service Revenues	$150.3	$143.0	$137.3	$137.7	$131.2	$135.7	$131.8	$142.4
Equipment sales	41.2	40.2	38.6	44.9	30.4	40.4	27.1	32.9
Total revenues	191.5	183.2	175.8	182.6	161.7	176.1	158.9	175.3
Operating expenses	(179.8)	(175.1)	(171.1)	(174.8)	(151.9)	(166.2)	(145.6)	(157.6)
Operating income	11.7	8.0	4.8	7.8	9.8	10.0	13.2	17.7
Interest expense	(18.4)	(17.0)	(15.3)	(16.1)	(14.9)	(15.8)	(15.5)	(15.9)
Debt modification costs	-	(3.8)	-	-	-	-	-	-
Other, net	(2.0)	0.9	(1.8)	(0.9)	(1.1)	(1.9)	(0.4)	(2.4)
Loss from continuing operations before income taxes	(8.7)	(11.9)	(12.4)	(9.1)	(6.3)	(7.7)	(2.7)	(0.5)
Income tax expense	(3.0)	(2.5)	(2.1)	(2.1)	(3.5)	(4.3)	(5.4)	(5.4)
Loss from continuing operations	(11.7)	(14.4)	(14.5)	(11.2)	(9.8)	(12.0)	(8.1)	(5.9)

		2016			2015			2014
(in millions, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gain (Loss) on discontinued operations, net of taxes	(0.0)	(0.0)	50.3	(3.3)	(2.6)	(2.4)	(1.4)	(4.4)
Net loss	(11.8)	(14.3)	35.9	(14.5)	(12.3)	(14.4)	(9.5)	(10.3)
Net (income) loss attributable to noncontrolling interests	(1.3)	(1.3)	0.4	(0.0)	(0.5)	0.5	(1.3)	(1.6)
Net (loss) income attributable to Trilogy	$(13.1)	$(15.6)	$36.3	$(14.6)	$(12.8)	$(13.9)	$(10.9)	$(11.9)
From continuing operations
Basic and diluted loss per unit	$(38.12)	$(45.54)	$(41.08)	$(32.78)	$(29.85)	$(33.55)	$(27.60)	$(23.83)
From discontinued operations
Basic and diluted (loss) earnings per unit	$(0.04)	$(0.02)	$146.86	$(9.69)	$(7.53)	$(7.07)	$(4.13)	$(12.94)

Quarterly Trends and Seasonality

Trilogy’s operating results generally vary from quarter to quarter because of changes in general economic and seasonal fluctuations, among other things, in each of Trilogy’s operations and business segments. This means that one quarter’s results are not entirely a reflection of future performance. Furthermore, different products and subscribers also have unique seasonal and behavioral aspects, which should be acknowledged.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia’s Service Revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;

•	Higher usage of wireless data;

•	Higher handset sales as more consumers shift to smartphones;

•	Stable postpaid churn, which Trilogy believes is beginning to reflect the realization of Trilogy’s heightened focus towards high-valued subscribers and Trilogy’s enhanced subscriber service efforts;

•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;

•	Lower roaming revenue as network-coverage enhancements are made, as well as, increased uptake of value-added roaming-plans;

•	Varying handset subsidies as more consumers shift toward smartphones with latest technologies;

•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;

•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated to a decline in voice usage; and

•	Higher costs associated to retention of high-value subscribers.

Trends unique to New Zealand’s Service Revenues and operating performance:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;

•	General pricing increases over the past year due in part to regulatory pricing changes in New Zealand;

•	Competitive losses of subscribers to other carriers;

•	Internet subscribers downgrading their service plans or bundling products and services at a discount;

•	Availability of fiber services in a particular area or general network coverage;

•	Lower additional usage of Internet products and services as service plans are increasingly bundling more features, such as unlimited bandwidth;

•	Higher internet operating expenses, in line with the increased Internet subscription fees;

•	Higher pricing costs from copper suppliers;

•	Lower general operating expenses and synergies from the wireless business;

•	Subscribers enrolling and suspending service to change offers;

•	Individuals temporarily suspending service for extended vacations or seasonal relocations;

•	Individuals swapping technologies as fiber becomes available in their connection area;

•	The concentrated marketing generally conducted toward the year-end; and

•	Off-loading, which has resulted in an increase of bandwidth consumption by Trilogy’s mobile subscribers.

Liquidity and Capital Resource Measures

As of September 30, 2016, Trilogy had approximately $45.9 million in cash and cash equivalents. For the nine months ended September 30, 2016, the net income attributable to Trilogy was $7.6 million and cash flow provided by operating activities was $43.1 million. Trilogy had negative working capital of $69.4 million as of September 30, 2016. The current and historical operating cash flows, current cash and working capital balances, and projected obligations of Trilogy were considered in connection with management’s evaluation of Trilogy’s ability to continue as a going concern.

On November 1, 2016, Trilogy and Alignvest announced that they had entered into the Arrangement Agreement to effect a business combination transaction. The transaction is subject to Alignvest’s shareholder and regulatory approval and thus there is no certainty that the transaction will be completed. Upon completion of this proposed transaction, Trilogy anticipates having additional cash resources that will enable Trilogy to refinance or reduce its outstanding Trilogy Notes, to provide funding for investment in network assets and to provide liquidity sufficient to meet ongoing obligations.

Trilogy’s New Zealand and Bolivia subsidiaries continued to invest heavily in their wireless networks during the most recent quarter and Trilogy expects these high levels of network investment to continue. This network investment impacts the ability of Trilogy’s subsidiaries to distribute dividends which are used to satisfy Trilogy’s obligations, including the semi-annual interest payments on Trilogy’s outstanding Existing Notes. In the absence of the Alignvest transaction, Trilogy’s intention to continue significant network investment, along with funding the interest payable under the Existing Notes and other projected commitments relative to its available assets, raises substantial doubt about Trilogy’s ability to continue as a going concern and to meet its obligations within one year from the date on which the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements, included elsewhere in this prospectus, were issued. The financial statements do not include any adjustments that might be necessary if Trilogy is unable to continue as a going concern.

With respect to meeting long-term liquidity requirements, management of Trilogy continues to evaluate its operations and strategy as part of its ongoing management of the business, including the amount and timing of additional liquidity resources, if any, to satisfy its long-term needs. Trilogy may pursue a number of alternatives for securing incremental capital or otherwise optimizing its capital structure in the future, including but not limited to, an equity financing and/or accessing the debt capital markets to add incremental indebtedness as permitted. Additionally, Trilogy may pursue alternatives to generate additional liquidity resources including strategic disposal of certain long-lived or other assets or curtailment of capital expenditures. If Trilogy is unable to raise sufficient additional capital to meet its long-term capital needs, this could result in material changes to its operations and strategy for its two operating markets, including but not limited to, material changes in the extent and timing of Trilogy’s network deployment and capital investments, the number of employees of Trilogy, the pace of customer growth and the introduction of new features or services, opportunistic divestitures, changes to Trilogy’s capital structure, or any combination of the foregoing, all of which would limit Trilogy’s ability to grow its businesses and compete in the markets in which it operates.

Selected cash flows information

The following tables summarize the Consolidated Statement of Cash Flows for the periods indicated:

	Nine Months Ended September 30,
(in millions)	2016	2015	% Variance
Net Cash provided by (used in):
Operating activities	$43.1	$(3.1)	(1490%	)
Investing activities	(46.9)	(59.6)	(21%	)
Financing activities	(16.1)	26.2	(161%	)
Net (decrease) increase in cash and cash equivalents	$(19.9)	$(36.5)	(46%	)

(in millions)	For the Year Ended December 31,			% Variance
Net Cash provided by (used in)	2015	2014	2013	2015 vs 2014		2014 vs 2013
Operating activities	$28.4	$65.9	$72.1	(57%	)	(9%	)
Investing activities	(91.0)	(104.9)	(101.6)	(13%	)	3%
Financing activities	27.9	69.2	(14.3)	(60%	)	593%
Net (decrease) increase in cash and cash equivalents	$(34.7)	$30.2	$(43.8)	(215%	)	(169%	)

Cash flow provided (used) by operating activities

Cash flow provided by operating activities increased by $46.3 million for the nine months ended September 30, 2016 compared to the same period in 2015. This change is mainly due to favorable changes in certain working capital accounts, including an increase in cash from EIP receivables reflecting the impact of a $19.2 million increase in cash proceeds from the sales of EIP receivables. Roaming payments of $4.4 million made by Trilogy Dominicana in 2015, which did not occur in 2016, also contributed to the increase in consolidated cash flow provided by operating activities in the year over year comparison.

During the year ended December 31, 2015, cash flow provided by operating activities declined by $37.5 million compared to the comparable year earlier period. This decline was driven by an increase in Net loss, and unfavorable changes in certain working capital accounts, including a decrease in cash from Accounts receivable and EIP receivables of $43.0 million, which is partially due to the longer-term EIP subscriber financing arrangements introduced in 2015, which resulted in an increase in EIP receivables during 2015.

During the year ended December 31, 2014, cash flow provided by operating activities declined by $6.2 million compared to the comparable year earlier period. This decline was driven by an increase in Net loss, and offsetting changes in certain working capital accounts including an increase in cash from Accounts receivable and a decrease in cash from Accounts payable.

Cash flow used in investing activities

Cash flow used in investing activities declined by $12.7 million for the nine months ended September 30, 2016 compared to the same period in 2015, primarily due to the higher amount of proceeds received from the sale of Trilogy Dominicana in 2016 than 2015, combined with the acquisition of Snap in New Zealand in 2015. These increases in cash provided by investing activities were partially offset by an increase in purchases of property and equipment in Bolivia and in New Zealand for Trilogy’s continuing network expansion and LTE buildout.

During the year ended December 31, 2015, cash flow used in financing activities declined by $14.0 million compared to the comparable year earlier period. This reduction in cash used in investing activities is mainly due to 2015 proceeds received from the sale of Trilogy Dominicana, and reduced 2015 spending on spectrum licenses. These decreases in cash used in investing activity is offset by increased purchases of property and equipment in Bolivia and in New Zealand for Trilogy’s continuing network expansion and LTE buildout, and the acquisition of Snap in New Zealand in 2015.

During the year ended December 31, 2014, cash flow used in investing activities increased by $3.3 million compared to the comparable year earlier period. This increase in cash used in investing activities is mainly due to increased spending on property and equipment in Bolivia and in New Zealand for Trilogy’s continuing network expansion and LTE buildout, offset by a reduction in restricted cash balances.

Cash flow provided by (used in) financing activities

Cash flow used in financing activities increased by $42.3 million for the nine months ended September 30, 2016 compared to the same period in 2015. This change is primarily due a decrease in additional debt borrowings under the New Zealand Senior Facilities Agreement combined with the refinance of the Existing Notes and the costs incurred related to the transaction. In addition, Trilogy made a cash payment to purchase all the equity interests of a 2degrees noncontrolling minority interest. These declines in cash provided by financing activities were partially offset by an increase in borrowings in Bolivia with the refinancing of the Bolivia Syndicated Loan.

During the year ended December 31, 2015, cash flow provided by financing activities declined by $41.3 million compared to the year earlier period. This decline is primarily due to a decrease in net debt proceeds, including $80 million issuance of Trilogy notes in 2014, and 2015 repayment of Huawei Loan.

During the year ended December 31, 2014, cash flow provided by financing activities increased by $83.5 million compared to the comparable year earlier period. This increase is primarily due to an increase in net debt proceeds and reduced debt repayments.

Equity holder financial commitment

During the second quarter of fiscal 2016, Trilogy received a financial commitment from certain of the equity investors in Trilogy to provide Trilogy with up to $25 million of funding if and as needed to make scheduled payments of interest on the Existing Notes that will occur over the next twelve months. The financial commitment expires upon the earlier of May 31, 2017 or the occurrence of certain liquidity events.

Sale of trade receivables

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. Trilogy evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus Trilogy is not required to consolidate the entity in its financial statements.

Trilogy determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the net carrying value of the receivables and recognizes any related gain or loss. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

Contractual obligations

Trilogy has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes Trilogy’s future obligations under these contracts due by period as of December 31, 2015 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2017 to	2019 to	after
		December 31,	December 31,	December 31,	January 1,
(in millions)	Total	2016	2018	2020	2021
Long-term debt, including current portion(1)	$601.4	$465.8	$135.2	$0.1	$0.4
Interest on long-term debt and obligations(2)	73.8	58.0	15.4	0.4	-
Operating leases	142.4	16.3	29.6	27.3	69.2
Purchase obligations(3)	100.8	49.5	22.3	8.9	20.1
Long-term obligations(4)	26.6	4.7	14.3	7.6	-
Total	$945.0	$594.2	$216.7	$44.3	$89.7

Notes:

(1)	Excludes the impact $0.7 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.
(2)

Amounts include contractual interest payments using the interest rates in effect as of December 31, 2015 excluding interest rate swaps. See Note 9 – Debt in the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus, for additional information.

(3)	Purchase obligations are the contractual obligations under service, product, and handset contracts.
(4)

Includes the fair value of derivative financial instruments as of December 31, 2015. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

The following table summarizes Trilogy’s future obligations under these contracts due by period as of September 30, 2016 (except for subsequent event as disclosed in note (3) of the table below), due by period and based on the exchange rate at that date.

			January 1,	January 1,
		Prior to	2017 to	2019 to	From and
		December 31,	December 31,	December 31,	after January
(in millions)	Total	2016	2018	2020	1, 2021
Long-term debt, including current portion(1)	$614.1	$0.5	$150.3	$459.5	$3.8
Interest on long-term debt(2)	205.3	33.5	139.7	32.0	0.1
Operating leases	145.8	4.4	33.1	30.0	78.3
Purchase obligations(3)	332.3	68.0	185.4	58.2	20.7
Long-term obligations(4)(5)	29.0	0.3	19.1	9.5	0.1
Total	$1,326.6	$106.8	$527.6	$589.3	$103.0

Notes:

(1)	Excludes the impact of a $4.3 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2)

Amounts include contractual interest payments using the interest rates in effect as of September 30, 2016, excluding interest rate swaps. See Note 7 – Debt in the Trilogy Interim Financial Statements, attached as Appendix F to this prospectus, for additional information.

(3)

Purchase obligations are the contractual obligations under service, product, and handset contracts. Includes the new purchase agreement with a handset manufacturer in New Zealand signed in October 2016. See Note 13 – Commitment and Contingencies in the Trilogy Interim Financial Statements, attached as Appendix F to this prospectus, for additional information.

(4)

Includes the fair value of derivative financial instruments as of September 30, 2016. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

(5)

In December, 2016 Trilogy’s Bolivian subsidiary, NuevaTel, entered into an agreement with a Bolivian telecommunications provider to receive access to transmission capacity to accommodate increasing customer demand for data services. The agreement has a term of 15 years with payments due by NuevaTel of approximately $5 million in January 2017 and a final payment of approximately $5 million in January 2018. These amounts are excluded from the table above.

Effect of inflation

Trilogy management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

Trilogy does not have any off-balance sheet arrangements that would have a material effect on the financial statements as of December 31, 2015 and September 30, 2016.

Transactions with Related Parties

Trilogy Equity Partners LLC, a private investment company controlled by John W. Stanton and Theresa E. Gillespie (“Stanton/Gillespie”), owns 3,600 Class A Units in Trilogy. In addition, Trilogy shares its group benefits plans, such as medical, dental and long-term disability, with the employees of Trilogy Equity Partners LLC and PN Cellular, each a controlled affiliate of Stanton/Gillespie.

Trilogy has made a non-interest bearing loan to Island (the “Island Loan”), an entity with which one of Trilogy’s Managers, Bruce Ratner, is affiliated, in an aggregate principal amount of approximately $6.2 million, the proceeds of which were used to cover additional taxes owed by Island as a result of Trilogy’s 2006 election to treat its former subsidiary ComCEL as a U.S. partnership for tax purposes. The Island Loan is secured by Island’s Units but is otherwise non-recourse to Island. The Island Loan will be repaid when and if (i) distributions (other than tax distributions) are made to the Members of Trilogy, with the amounts of any such distributions to Island being allocated first to the payment of the outstanding amounts of the Island Loan, or (ii) Island transfers its Units to any person or entity (other than an affiliate that assumes the Island Loan). The outstanding receivable balance is offset against the Members’ investment balance on Trilogy’s Consolidated Balance Sheet.

Trilogy’s limited liability operating agreement provides that Trilogy shall not, and shall cause its subsidiaries not to, enter into any transaction or series of related transactions with any Member or any affiliate of any Member (other than (a) transactions between Trilogy and its subsidiaries and between subsidiaries, (b) an annual management contract with an affiliate of Trilogy in an amount not in excess of $200,000 in any twelve month period, and (c) compensation permitted by the Fifth Amended and Restated LLC Agreement) that is not on terms at least as favorable to Trilogy as would be obtained in an arm’s length transaction with a third party, unless such transaction is approved by the prior written consent of each of the following Members: New Island LLC, Providence Equity Partners V L.P. and Providence Partners V-A L.P., Coastline International Limited, First Alaskan Capital Partners-Trilogy LLC and Stanton/Gillespie, in each case for so long as such person has the right to appoint at least one Manager to the Management Committee of Trilogy. However, any affiliate may participate in any offering of securities by Trilogy on the same terms as third parties.

Trilogy and its officers have used and may continue to use, jet airplanes for Trilogy purposes owned by certain of the Trilogy Founders. Trilogy reimburses the Trilogy Founders at fair market value and on terms no less favorable to Trilogy than Trilogy believes it could obtain in comparable transactions with a third party for the use of these planes. For the years ended December 31, 2015 and 2014, Trilogy reimbursed the Trilogy Founders approximately $40,000 and $46,000, respectively, for the use of their planes.

2degrees has three separate loans from Trilogy, which are eliminated upon consolidation, totaling approximately $39 million as of December 31, 2015. Loans in the aggregate amount of $13 million are convertible into 2degrees shares at a per share price of $1.27 and loans in the aggregate amount of $26 million are convertible at fair market value at the time of conversion. In November 2016, 2degrees repaid to Trilogy $7.4 million related to a portion of a loan which was convertible at fair market value. On January 1, 2017, Trilogy expects to convert the Convertible Loan, which is subject to certain pre-emptive rights (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). If all conversion rights under such indebtedness were exercised at September 30, 2016 and adjusted for: (i) the November 2016 repayment; and (ii) the conversion of the Convertible Loan, the impact would be an increase in Trilogy’s approximately 72.3% ownership interest in 2degrees by approximately 1.2%, subject to certain pre-emptive rights.

For additional information on related party transactions, see Note 20 – Related Party Transactions to the Trilogy Audited Annual Financial Statements.

Proposed Transactions

Trilogy is looking to acquire or invest in businesses that expand or complement its current business. Such acquisitions or investments may involve significant commitments of financial or other resources of Trilogy. There can be no assurance that any such acquisitions or investments will generate additional earnings or other returns or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on Trilogy’s administrative and operational resources and its ability to manage growth. Trilogy is not currently engaged in any proposed transaction at this time, other than the Arrangement proposed herein.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

The preparation of Trilogy’s consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. Trilogy bases its judgments on its historical experience and on various other assumptions that Trilogy believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Trilogy considers the accounting policies and estimates addressed below the most important to its financial position and results of operations, either because of the significance of the financial statement item or because they require the exercise of significant judgment and/or use of significant estimates. Refer to Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus for a discussion of Trilogy’s accounting policies with respect to these and other items.

Property and Equipment Useful Lives

The operation of wireless communications networks is a capital-intensive business. Trilogy’s networks are highly complex and, due to constant innovation and enhancements, certain components of those networks may lose their utility sooner than anticipated. Trilogy records property and equipment at cost and depreciate property and equipment on a straight-line basis over the estimated economic life of these assets. Trilogy periodically reassess the economic life of these components and adjusts their useful lives after considering historical experience and capacity requirements, consulting with the vendor and assessing new product and market demands and other factors. When Trilogy’s assessment indicates that the economic life of a network component is different than originally anticipated, the depreciation lives may be adjusted, if materially different.

Wireless Spectrum License Amortization

Trilogy’s wireless spectrum licenses are subject to renewal after the initial term, provided that it has complied with applicable rules and policies in each of its markets. Trilogy intends to comply, and believes it has complied, with these rules and policies in all material respects. However, because governmental authorities have discretion as to the renewal of licenses, Trilogy’s licenses may not be renewed or Trilogy may be required to pay significant renewal fees, either of which could have a significant impact on the estimated useful lives of its licenses, which could significantly impact future results of operations. In addition, the wireless communications industry is experiencing significant technological change, and the commercial life of any particular technology is difficult to predict. As such, Trilogy has concluded that its licenses have a definite useful life and are being amortized using the straight-line method. Amortization begins with the commencement of service to Trilogy’s subscribers. The license costs are amortized over 7 to 20 years, which corresponds with the expiration dates of the licenses as issued by the regulators.

Impairment of Long-Lived Assets

Trilogy reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such tangible and intangible assets may not be recoverable. Factors Trilogy considers which could trigger an impairment review include, among other items, significant underperformance relative to anticipated minimum future operating results and a significant change in the manner of use of the asset or the strategy for Trilogy’s overall business. If indicators are present, Trilogy tests for recoverability by comparing the carrying amount of the long-lived assets to the net undiscounted cash flows expected to be generated from the assets. If the total expected future undiscounted cash flows are less than the carrying amount of the assets, Trilogy recognizes a loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets.

Goodwill and Impairment Testing

Goodwill is the excess of the acquisition cost of a business over the fair value of the identifiable net assets acquired. Goodwill is treated as an indefinite lived intangible asset and, therefore not amortized, but rather tested for impairment annually, unless there are events or changes in circumstances during an interim period that indicate this asset may not be recoverable. Impairment testing for goodwill is performed annually or more frequently if impairment indicators are present. Trilogy has the option to perform a qualitative assessment to determine if the fair value of the entity is less than its carrying value. However, Trilogy may elect to perform an impairment test even if no indications of a potential impairment exist. The impairment test for goodwill uses a two-step approach. Step one compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., the fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment would be recognized.

Trilogy tests goodwill for impairment annually as of December 31 or more often if triggering events occur that may require Trilogy to perform such a test. To date, no impairment of goodwill has been required.

Income Taxes

Trilogy accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Trilogy determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Trilogy recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, Trilogy considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Trilogy determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, Trilogy would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Because Trilogy operates in multiple overseas jurisdictions, it considers the need for a valuation allowance on a country-by-country basis. Based on the available objective evidence for Trilogy’s subsidiaries in New Zealand and the Dominican Republic, including current and historical losses, management believes it is more likely than not jurisdictional net deferred tax assets for these subsidiaries as of December 31, 2015 will not be fully realizable. Accordingly, Trilogy provides for a full valuation allowance against substantially all of the New Zealand and Dominican Republic jurisdictional net deferred tax assets at December 31, 2015. Trilogy anticipates realization of its Bolivian deferred tax assets on the belief that it is more likely than not they will be realized. This belief is based on all available evidence including historical operating results, projections of taxable income and tax planning strategies.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements, included as Appendix E and Appendix F, respectively, to this prospectus.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as described in the notes to the Trilogy Audited Annual Financial Statements and Trilogy Interim Financial Statements, there have been no changes in Trilogy’s accounting policies.

Financial Instruments and Other Instruments

Trilogy considers the management of financial risks to be an important part of its overall corporate risk management policy. Trilogy uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements.

Interest Rate Swaps:

2degrees enters into various interest rate swap agreements to fix its future interest payments under the Senior Facilities Agreement (see Note 9 – Debt in the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus). Under these agreements, 2degrees principally receives a variable amount based on the Bank Bill Reference Rate and pays a fixed amount based on fixed rates ranging from 2.290% to 4.765% . Settlement occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred.

On April 5, 2011, Trilogy entered into a domestic interest rate swap originally designated as a cash flow hedge to fix future interest payments on the NZD-denominated credit under the Huawei Loan (see Note 9 – Debt in the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus). Under this swap agreement, Trilogy principally receive a variable amount based on the Bank Bill Reference Rate and pay a fixed amount of 9.61% based on 5.51% plus the 4.10% rate premium stated in the Huawei Loan. The variable interest rate calculation is reset on the first day of each calendar quarter. In 2013, Trilogy discontinued hedge accounting and began to recognize all changes in the fair value of the interest rate swap in earnings in the period incurred. The effective portion of the loss recorded in accumulated other comprehensive income prior to de-designation (see Note 15 - Accumulated Other Comprehensive Income in the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus) will be amortized to earnings over the remaining life of the interest rate swap agreement.

Forward Exchange Contracts:

At December 31, 2015, 2degrees had various short-term forward exchange contracts relating to NZD$15.2 million ($10.0 million) to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting, thus changes in the fair value will be recognized in earnings in the period incurred.

Fair value of financial instruments:

Derivative financial instruments are measured at fair values, which are determined with reference to quoted bid or ask prices where available. In the absence of an active market or direct quote, Trilogy determines fair value based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates, currency spot and forward rates, as applicable.

Disclosure of Outstanding Share Data

	As of		As of December 31,
	December 20,
Units Class	2016(1)(2)	September 30, 2016	2015	2014	2013
A	201,146	201,146	201,146	201,146	201,146
B	141,496	141,496	141,496	141,496	141,496
C	7,537	7,537	7,537	7,537	7,537
C-1	5,444	5,444	5,444	5,444	5,444
Total	355,623	355,623	355,623	355,623	355,623
Basic	342,642	342,642	342,642	342,642	342,642

Notes:

(1)

Excludes the additional Class A units purchased or to be purchased for an aggregate amount of approximately $6.4 million by SG Enterprises II, an entity owned and controlled by John Stanton and Theresa Gillespie, which consists of (i) $5 million on November 10, 2016; and (ii) approximately $1.4 million expected in January 2017, in connection with the Arrangement Agreement.

(2)

Excludes the additional $1.5 million of Class A units issued to Juan Pablo Calvo, Chief Executive Officer of NuevaTel, in December 2016, as a one-time equity grant. This equity grant is subject to vesting and was made as part of a compensation package to incent continued performance.

Risk and Uncertainty Affecting Trilogy’s Business

Trilogy is exposed to various types of market risk in the normal course of business. The principal market risks to which Trilogy is exposed are foreign currency exchange risk and interest rate risk. Trilogy employs risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, forward exchange contracts and interest rate swaps.

It is Trilogy’s general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve Trilogy’s desired objectives in limiting its exposure to various market risks. Trilogy’s objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. Trilogy does not hedge its market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on its earnings. Trilogy does not expect that its results of operations, liquidity and cash flows will be materially affected by these risk management strategies.

Under the terms of Trilogy derivative financial instruments, the other parties expose us to credit risk in the event of nonperformance; however, Trilogy does not anticipate the nonperformance of any of Trilogy’s counterparties. Further, Trilogy instruments do not contain credit rating triggers that could affect its liquidity. Trilogy does not hold or issue derivative instruments for trading or speculative purposes.

Exchange Rate Risks

Trilogy is exposed to fluctuations of the U.S. dollar against certain other currencies. Trilogy’s functional currency for its consolidated Bolivian operation is the U.S. dollar. Gains and losses from remeasurement of foreign currency financial statements into U.S. dollars are included in other income (expense) in the period in which they occur. The functional currency of Trilogy’s consolidated operations in New Zealand is the New Zealand dollar. Trilogy translates 2degrees’ financial statements into U.S dollars. 2degrees’ results of operations are translated at average exchange rates during the period and assets and liabilities are translated at end of period exchange rates.

Trilogy is exposed to foreign exchange rate risk associated with the underlying interest and principal payments on U.S. dollar purchase commitments.

2degrees has entered into various short-term forward exchange contracts (see Note 10 – Derivative Financial Instruments to the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus) to manage exposure to fluctuations in foreign currency exchange rates. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred.

Trilogy is also exposed to foreign exchange rate risk associated with the underlying interest and principal payments on the license obligation for the license acquired by a subsidiary of Trilogy in October 2013 denominated in NZD (see Note 5 – Goodwill, License Costs and Other Intangibles Assets to the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus).

Interest Rate Risks

Trilogy is subject to interest rate risk primarily associated with its borrowings under the New Zealand Senior Facilities Agreement and the Bolivian Syndicated Loan (see Note 9 – Debt to the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus). Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities.

2degrees has entered into various interest rate swap agreements (see Note 10 – Derivative Financial Instruments to the Trilogy Audited Annual Financial Statements, attached as Appendix E to this prospectus) to fix a portion of its future interest payments under the New Zealand Senior Facilities Agreement. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred.

Other Risks

In addition to the foregoing, Trilogy is exposed to certain other risks related to the operation of its business. These risk do not differ significantly from the risk factors in respect of TIP Inc. and described under the heading “Risk Factors” in this prospectus.

Definitions and Reconciliations of Non-GAAP Measures

Trilogy reports certain non-U.S. GAAP measures that are used to evaluate the performance of Trilogy and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-U.S. GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Loss from continuing operations excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA margin are common measures of operating performance in the telecommunications industry. Trilogy’s management believes Adjusted EBITDA and Adjusted EBTIDA margin are helpful measures because they allow management to evaluate Trilogy’s performance by removing from its operating results items that do not relate to core operating performance. Trilogy’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. Trilogy’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of Trilogy’s business. Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable GAAP measure. Alternatively, the following table provides a reconciliation of Loss from continuing operations to Adjusted EBITDA.

Consolidated Adjusted EBITDA	For the three months		For the nine months		For the Year Ended
(in millions)	ended September 30,		ended September 30,		December 31,
	2016	2015	2016	2015	2015	2014	2013
Loss from continuing operations	$(11.7)	$(9.8)	$(40.6)	$(29.9)	$(41.1)	$(34.9)	$(23.7)

Interest expense	18.5	14.9	50.7	46.3	62.3	61.8	48.0
Depreciation, amortization and accretion	26.7	24.1	77.8	68.6	93.1	88.4	82.5
Debt modification costs	-	-	3.8	-	-	-	-
Income tax expense	3.0	3.5	7.6	13.1	15.2	22.0	26.6
Other, net	2.0	1.1	3.0	3.4	4.3	2.6	1.3
Equity-based compensation	0.8	0.2	1.2	1.0	1.3	1.9	0.7
(Gain) loss on disposal and abandonment of assets	(0.0)	0.6	0.6	2.1	2.3	2.5	3.7
Acquisition and other nonrecurring costs(1)	2.1	0.1	2.1	2.0	2.0	-	-
Consolidated Adjusted EBITDA(2)	$41.2	$34.8	$106.2	$106.7	$139.4	$144.3	$139.0
Consolidated Adjusted EBITDA Margin	27%	27%	25%	27%	26%	27%	27%

Notes:

(1)

Includes $1.0 million related to the cash paid to acquire additional equity interest in 2degrees, during the third quarter of 2016 (see Note 12 – Noncontrolling interest in consolidated subsidiaries to the Trilogy Audited Annual Financial Statements attached as Appendix E to this prospectus for further details). Also included are the public company compliance and preparation expenses incurred in connection with the transaction with Alignvest.

(2)

In July 2013, Trilogy sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary SSI. Although Trilogy holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy is considered SSI’s primary beneficiary, and as such, Trilogy consolidate 100% of SSI’s net losses. The impact on Trilogy’s consolidated results of the 80% Trilogy does not own was to increase or (reduce) Adjusted EBITDA by $(8.0) thousand and $0.1 million for the three and nine months periods ended September 30, 2016, respectively. The impact on Trilogy’s consolidated results of the 80% Trilogy does not own was to reduce Adjusted EBITDA by $35.0 thousand and $0.3 million for the three and nine months periods ended September 30, 2015, respectively.

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Consolidated equipment subsidy is used in computing equipment subsidy per gross addition. A reconciliation of equipment subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Consolidated Equipment	For the three months		For the six months		For the Year Ended
Subsidy (in millions)	ended September 30,		ended September 30,		December 31,
	2016	2015	2016	2015	2015	2014	2013
Cost of equipment sales	$45.3	$32.6	$134.4	$106.4	$154.6	$104.1	$65.5
Equipment sales	(41.2)	(30.4)	(119.9)	(98.0)	(142.8)	(77.3)	(38.3)
Equipment Subsidy	$4.1	$2.2	$14.5	$8.4	$11.7	$26.8	$27.2

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of Trilogy, and are often used in the wireless telecommunications entity, but do not have a standardized meaning under U.S. GAAP.

•

Monthly average revenue per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•

Wireless data revenues (“data revenue”) are a component of wireless service revenues that are attributed to the use of web navigation, SMS, MMS, and value-added services, that are conducted by the subscriber over the wireless network through their device.

•

Wireless service revenues (“wireless service revenue”) is a component of total revenues that excludes wireline revenues, equipment revenues, and non-sub international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

•	Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•

Churn (“churn”) is the rate at which existing subscribers cancel their services, subscribers are suspended from accessing the network or subscribers have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•

Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total Sales and Marketing expense plus Cost of equipment sales minus Equipment sales during the relevant period by the number of new wireless subscribers added during the relevant period.

•

Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period. Equipment Subsidy is the cost of devices in excess of the revenue generated from equipment sales and is used to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers; equipment subsidies includes devices acquired and sold for wireline subscribers.

•

Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total Service Revenues. Trilogy’s capital expenditures does not include expenditures on spectrum licenses. Capital intensity allows Trilogy to compare the level of Trilogy’s additions to property and equipment to those of other companies within the same industry.

DESCRIPTION OF SECURITIES

The following is a summary of the rights, privileges, restrictions and conditions attaching to the TIP Inc. Common Shares and the Special Voting Share after giving effect to the Arrangement. Following completion of the Arrangement, TIP Inc. will be authorized to issue an unlimited number of TIP Inc. Common Shares and one Special Voting Share.

The number of TIP Inc. Common Shares expected to be issued and outstanding upon completion of the Arrangement will be approximately 49,969,081 (assuming no Alignvest Shareholders elect to redeem all or a portion of their Alignvest Class A Restricted Voting Shares). Assuming redemption levels of Alignvest Class A Restricted Voting Shares of 25% and 50%, it is expected that there will be approximately 43,500,331 and 37,031,581 TIP Inc. Common Shares, respectively, outstanding upon completion of the Arrangement. The foregoing assumes, among other things, that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). See Note 5 of the TIP Inc. Pro Forma Financial Statements for additional information on the outstanding number of TIP Inc. Common Shares following completion of the Arrangement. Upon completion of the Arrangement, there will be one Special Voting Share outstanding.

Common Shares of TIP Inc.

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following rights, restrictions and conditions will attach to the TIP Inc. Common Shares following TIP Inc.’s continuance from Ontario into British Columbia.

Notice of Meeting and Voting Rights

The holders of TIP Inc. Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of TIP Inc. and are entitled to one vote per TIP Inc. Common Share. Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

Except as explicitly required by the BCBCA or by law, the holders of the TIP Inc. Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of TIP Inc. to: (i) increase or decrease the maximum number of TIP Inc. Common Shares that TIP Inc. is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the TIP Inc. Common Shares; or (ii) create a new class of shares equal or superior to the TIP Inc. Common Shares.

Dividend and Liquidation Entitlements

The holders of TIP Inc. Common Shares shall be entitled, as such, to receive dividends and TIP Inc. shall pay dividends thereon, as and when declared by TIP Inc. Board, in their absolute discretion, in such amount and in such form as the board of directors may from time to time determine, and all dividends which TIP Inc. may declare on the TIP Inc. Common Shares shall be declared and paid in equal amounts per share on all TIP Inc. Common Shares at the time outstanding. TIP Inc. also agreed in the Trilogy LLC Agreement to not make dividends or distributions on the TIP Inc. Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Trilogy Class C Units. See “Description of Securities – Special Voting Share of TIP Inc. – Dividends and Redemptions”.

In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of the TIP Inc. Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after C$1.00 is distributed to the holder of the Special Voting Share. Upon payment of the amount so payable to them as provided above, the holders of the TIP Inc. Common Shares shall not be entitled to share in any further distribution of the property or assets of TIP Inc.

Special Voting Share of TIP Inc.

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following rights, restrictions and conditions will attach to the TIP Inc. Common Shares following TIP Inc.’s continuance from Ontario into British Columbia.

Notice and Voting Rights

Except as otherwise provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the holders of TIP Inc. Common Shares at any shareholders meeting of TIP Inc. and to exercise the right to consent to any matter for which the written consent of the holders of TIP Inc. Common Shares is sought.

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the TIP Inc. Common Shares shall vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the Articles of TIP Inc. to: (i) increase or decrease the maximum number of Special Voting Shares that TIP Inc. is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles of TIP Inc.; or (iii) create a new class of shares equal or superior to the Special Voting Share.

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of TIP Inc. which the holders of TIP Inc. Common Shares are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by TIP Inc. to its holders of TIP Inc. Common Shares relating to such meetings and any consents sought from the holders of the TIP Inc. Common Shares.

Number of Votes

The holder of the Special Voting Share is entitled to that number of votes equal to the number of votes which would attach to the TIP Inc. Common Shares receivable by the holders of Trilogy Class C Units upon the redemption of all Trilogy Class C Units outstanding from time to time, determined as of the record date for the determination of shareholders entitled to vote on the applicable matter or, if no record date is established, the date such vote is taken. To the extent that the holder of the Special Voting Share does not receive voting instructions from a holder of Trilogy Class C Units, votes shall not be cast in respect of such holder.

Dividends and Redemption

The holder of the Special Voting Share is not entitled to receive dividends. TIP Inc. also agreed in the Trilogy LLC Agreement to not make dividends or distributions on the TIP Inc. Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Trilogy Class C Units. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of the TIP Inc. Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of TIP Inc.

At such time as there are no Trilogy Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

Rights and Restrictions in Connection with a Proposed Sale Transaction

Notwithstanding the rights, restrictions and conditions attached to the TIP Inc. Common Shares and the Special Voting Share described above and in addition to any other required approvals, if any Trilogy Class C Units (as constituted on the close of business on the Effective Date) would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of TIP Inc. (as defined in the Articles of TIP Inc.), be subject to the approval of the holders of the TIP Inc. Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

A “Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$100 million (as reasonably determined by the TIP Inc. Board), other than in the ordinary course of business, by TIP Inc. or any of its direct or indirect subsidiary entities that would give rise to tax on the part of TIP Inc. or any wholly-owned subsidiary entity of TIP Inc. and result (as reasonably determined by the TIP Inc. Board) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Trilogy Class C Unit (as constituted on the close of business on the Effective Date) and the pre-tax cash that would be received by a holder of a single TIP Inc. Common Share (as constituted on the close of business on the Effective Date), assuming that all of the after-tax net proceeds to be received by Trilogy and TIP Inc. or any wholly owned subsidiary entity of TIP Inc. were fully distributed to the respective equity holders of Trilogy and TIP Inc.

Voting Trust Agreement

In connection with the Arrangement, TIP Inc., Trilogy and the Trustee will enter into the Voting Trust Agreement on the Effective Date. This summary is qualified in its entirety by reference to that agreement, which will be available on TIP Inc.’s SEDAR profile at www.SEDAR.com.

Voting Rights with Respect to Trilogy

Except as otherwise provided by the Trilogy LLC Agreement, the Voting Trust Agreement or applicable law, the holders of the Trilogy Class C Units shall not directly be entitled to receive notice of or to attend any meeting of the holders of the TIP Inc. Common Shares (“TIP Inc. Meeting”) or to vote at any such meeting.

Voting Rights with Respect to TIP Inc.

Under the Voting Trust Agreement, TIP Inc. will issue one Special Voting Share to the Trustee for the benefit of the holders of Trilogy Class C Units. The Special Voting Share will have the number of votes, which may be cast by the Trustee at any TIP Inc. Meeting at which the holders of the TIP Inc. Common Shares are entitled to vote or in respect of any written consents sought from TIP Inc. Shareholders by TIP Inc. (other than in respect of any matter upon which only the TIP Inc. Common Shares are entitled to vote as a separate class under applicable law), equal to the then outstanding number of Trilogy Class C Units.

Each holder of a Trilogy Class C Unit on the record date for any meeting or shareholder consent at which holders of the TIP Inc. Common Shares are entitled to vote will be entitled to instruct the Trustee to exercise the votes attached to the Special Voting Share for each Trilogy Class C Unit held by the unitholder. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder of Trilogy Class C Units and, in the absence of instructions from a holder of a Trilogy Class C Units as to voting, will not exercise those votes.

Notwithstanding the foregoing, in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class, but for greater certainty, excluding any matter upon which only the TIP Inc. Common Shares are entitled to vote as a separate class under applicable law, the Trustee will, in respect of such vote, exercise all voting rights: (i) in favour of the relevant matter where the result of the vote of the TIP Inc. Common Shares and the Special Voting Share, voting together as if they were a single class on such matter, was the approval of such matter; and (ii) against the relevant matter where the result of such combined vote was against the relevant matter; provided that in the event of a vote on a proposal to amend the articles of TIP Inc. to: (x) effect an exchange, reclassification or cancellation of the Special Voting Share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the Special Voting Share, in either case, where the Special Voting Share is permitted or required by applicable law to vote separately as a single class, the Trustee will exercise all voting rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the votes for or against such proposed amendment.

The Trustee will mail or cause to be mailed (or otherwise communicate) to the holders of Trilogy Class C Units the notice of each meeting at which the holders of the TIP Inc. Common Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, on the same day as TIP Inc. mails (or otherwise communicates) the notice and materials to the holders of the TIP Inc. Common Shares.

The Trustee will also send to the holders of Trilogy Class C Units copies of proxy materials, all information statements, reports (including interim and annual financial statements) and other written communications sent by TIP Inc. to the holders of the TIP Inc. Common Shares at the same time as the materials are sent to the holders of the TIP Inc. Common Shares. The Trustee will also send to the holders of Trilogy Class C Units all materials sent by third parties to the holders of the TIP Inc. Common Shares (if known to have been received by TIP Inc.) including dissident proxy and information circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the Trustee.

Statutory Rights

Wherever and to the extent that the BCBCA confers a prescribed statutory right on a holder of voting shares, TIP Inc. has agreed that the holders of Trilogy Class C Units are entitled to the benefit of such statutory rights through the Trustee, as the holder of record of the Special Voting Share. The prescribed statutory rights set out in the voting trust agreement include the following rights provided for in the BCBCA:

(i)	to examine and obtain extracts of the records of TIP Inc.;

(ii)	to examine the list of shareholders;

(iii)

to require TIP Inc. to furnish a basic list setting out the names of the registered holders of shares of TIP Inc., the number of shares of each class and series owned by each registered holder and the address of each of them, all as shown on the records of the corporation;

(iv)	to examine and obtain extracts of the latest financial statements of each subsidiary of TIP Inc.;

(v)	to requisition a shareholders’ meeting;

(vi)	to apply to the court to bring an action in the name and on behalf of TIP Inc. or any of its subsidiaries; and

(vii)

to apply to the court to make an order to rectify any act or omission of TIP Inc. that is oppressive or unfairly prejudicial to or that unfairly disregards the interests the holders of Trilogy Class C Units.

Upon the written request of a holder of Trilogy Class C Units delivered to the Trustee, provided that certain conditions are satisfied, TIP Inc. and the Trustee are required to cooperate to facilitate the exercise of such statutory rights on behalf of such holder so entitled to instruct the Trustee as to the exercise thereof, such exercise of the statutory right to be treated, to the maximum extent possible, on the basis that such holder was the registered owner of the TIP Inc. Common Shares receivable upon the exchange of the Trilogy Class C Units owned of record by such holder.

Ownership and Voting Restrictions

The Articles of TIP Inc. will also provide for an ownership restriction on the securities of TIP Inc. in order for TIP Inc. to comply with the Overseas Investment Act 2005 of New Zealand, or other similar laws.

The ownership restriction provides that, among other things, an overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an “Overseas Shareholder”), shall not: (i) acquire a 25% or more ownership or control interest in TIP Inc.; or (ii) increase an Overseas Shareholder’s existing 25% or more ownership or control interest in TIP Inc.; in each case without applying for and receiving consent from the New Zealand Overseas Investment Office (the foregoing prohibition is referred to as the “New Zealand Ownership Constraint”).

An “overseas person” is defined in the Overseas Investment Act 2005 and generally includes, among others, an individual who is neither a New Zealand citizen nor ordinarily resident in New Zealand or a body corporate that is incorporated outside New Zealand or is a 25% or more subsidiary of a body corporate incorporated outside of New Zealand. A “25% or more ownership or control interest” has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(i)	a beneficial entitlement to, or a beneficial interest in, 25% or more of TIP Inc.’s securities;

(ii)	the power to control the composition of 25% or more of the board of directors of TIP Inc.; or

(iii)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of TIP Inc.

In order to seek to enable compliance with the Overseas Investment Act 2005, if an Overseas Shareholder is in contravention of the ownership constraints set forth above (a “Contravening Shareholder”), TIP Inc. may refuse to: (i) accept any subscription for securities of TIP Inc. from the Contravening Shareholder; (ii) issue any securities of TIP Inc. to the Contravening Shareholder; (iii) register or otherwise recognize the transfer of any securities of TIP Inc. from any securityholder of TIP Inc. to the Contravening Shareholder; or (iv) purchase or otherwise acquire any securities of the Contravening Shareholder. In addition, TIP Inc. could remove voting rights attached to the securities of TIP Inc. unless a Contravening Shareholder remedies a breach of the New Zealand Ownership Constraint within a specified time after notice thereof (of not less than 30 days).

The directors of TIP Inc. may also indefinitely suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to securities of TIP Inc. held by such Contravening Shareholder in excess of New Zealand Ownership Constraint, subject to the Contravening Shareholder disposing of such securities of TIP Inc. or complying with the terms of the Overseas Investment Act 2005.

The ownership restrictions will not be binding on TIP Inc. and its shareholders upon the earlier of: (i) the repeal of the Overseas Investment Act 2005; and (ii) the date that TIP Inc. does not, directly or indirectly, hold a 25% or more ownership or control interest in Two Degrees Mobile Limited and no longer holds an overseas investment in significant business assets as defined in the Overseas Investment Act 2005. The ownership restrictions contained in TIP Inc.’s Articles are also subject to an exemption for underwriters (as defined in the Securities Act (British Columbia)) in the course of a distribution of securities of TIP Inc.

Should TIP Inc.’s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, TIP Inc., with the approval in writing of at least 75% of all of the directors of TIP Inc., may elect to apply any or all of the ownership and voting restrictions contained in TIP Inc.’s Articles, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as TIP Inc. sees fit.

Advance Notice Requirements for Director Nominations

TIP Inc.’s Articles following its continuance into British Columbia will contain an advance notice provision pertaining to TIP Inc. Shareholders (who meet the necessary qualifications outlined in the Articles) seeking to nominate candidates for election as directors (a “Nominating Shareholder”) at any annual meeting of TIP Inc. Shareholders, or for any special meeting of TIP Inc. Shareholders if one of the purposes for which the special meeting was called was the election of directors (the “Advance Notice Provisions”). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of TIP Inc.’s Articles which will be made available on TIP Inc.’s SEDAR profile at www.sedar.com.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the General Counsel of TIP Inc. To be timely, a Nominating Shareholder’s notice to the General Counsel must be made: (i) in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual meeting of TIP Inc. Shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting) called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. TIP Inc.’s Articles also prescribe the proper written form for a Nominating Shareholder’s notice.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the Articles and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the directors of TIP Inc. may, in their sole discretion, waive any requirement in the Advance Notice Provisions.

EQUITY INCENTIVE PLAN DESCRIPTIONS

At the Alignvest Meeting, Alignvest Shareholders will be asked to consider and vote upon resolutions approving a restricted share unit plan (the “RSU Plan”) and a deferred share unit plan (the “DSU Plan”), full copies of which will be attached to the Alignvest Circular. TIP Inc. will adopt the RSU Plan and DSU Plan following the completion of the Arrangement. The following is a summary of the anticipated material terms of the RSU Plan and DSU Plan.

RSU Plan

Eligible Participants

The RSU Plan will be administered by the C&CG Committee of the TIP Inc. Board or such other Committee of the TIP Inc. Board as may be designated by the TIP Inc. Board (the “Committee”). Employees, directors and eligible consultants of TIP Inc. and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, TIP Inc., under the authority of the TIP Inc. Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive restricted share units (“RSUs”) and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of TIP Inc. Each RSU awarded conditionally entitles the participant to receive one TIP Inc. Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The vesting of RSUs is conditional upon the expiry of time-based or performance-based vesting criteria, provided that in the event a participant’s employment is terminated without cause within 12 months of a Change of Control (as defined in the RSU Plan), all outstanding RSUs will immediately vest. The duration or conditions of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying TIP Inc. Common Shares or cash equal to the Market Value (as defined in the RSU Plan) of the equivalent number of TIP Inc. Common Shares. The vested RSUs may be settled through the issuance of TIP Inc. Common Shares from treasury, by the delivery of TIP Inc. Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of TIP Inc.). If settled in cash, the amount shall be equal to the number of TIP Inc. Common Shares to which the participant is entitled multiplied by the Market Value of a TIP Inc. Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date the arithmetic average of the closing price of the TIP Inc. Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or on any such other stock exchange on which the TIP Inc. Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board). The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of TIP Inc. All vested or expired RSUs are available for future grants.

Maximum Number of TIP Inc. Common Shares Issued

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 7.5% of the number of issued and outstanding Equity Interests from time to time. The maximum number of TIP Inc. Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 7.5% of the issued and outstanding Equity Interests of TIP Inc. as of the date of the grant on a non-diluted basis. All of the TIP Inc. Common Shares covered by settled, cancelled or terminated RSUs will automatically become available TIP Inc. Common Shares for the purposes of RSUs that may be subsequently granted under the RSU Plan. Under the Arrangement Agreement it has been agreed that the 7.5% limit will take into account, and be inclusive of, any issuances of TIP Inc. Common Shares to holders of 2degrees Options. It is estimated that immediately following completion of the Arrangement, based on the number of Equity Interests estimated to be outstanding immediately following the completion of the Arrangement of approximately 89,111,905 (assuming no redemptions of Alignvest Class A Restricted Voting Shares), the aggregate number of TIP Inc. Common Shares reserved for issuance under the RSU Plan will not exceed approximately 6,683,393, representing approximately 7.5% of the outstanding Equity Interests on a non-diluted basis.

The RSU Plan provides that the maximum number of TIP Inc. Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any TIP Inc. Common Shares issuable pursuant to any other security-based compensation arrangement of TIP Inc., will not exceed 10% of the total number of outstanding Equity Interests. In addition, the maximum number of TIP Inc. Common Shares issued to insiders under the RSU Plan, together with any TIP Inc. Common Shares issued to insiders pursuant to any other security-based compensation arrangement of TIP Inc. within any one year period, will not exceed 10% of the total number of outstanding Equity Interests.

Adjustments to Shares Subject to Plan

The RSU Plan also provides that appropriate adjustments, if any, will be made in connection with a stock dividend or subdivision, consolidation or other capital reorganization, merger, amalgamation, take-over bid, compulsory acquisition or arrangement or other similar corporate transaction in connection therewith.

Cessation of Entitlement

Unless otherwise determined by TIP Inc. in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at TIP Inc.’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by TIP Inc. in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as TIP Inc. may permit, to a current or former spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s current or former spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell TIP Inc. Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The TIP Inc. Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the TIP Inc. Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)

no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of TIP Inc. Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	other types of compensation through TIP Inc. Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan.

Pursuant to the RSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, certain terms of the RSUs held by U.S. taxpayers may differ from those described above.

If the RSU Plan resolution is approved at the Alignvest Shareholders’ meeting, TIP Inc. will have the ability to grant RSUs under the RSU Plan until three years from the date when shareholder approval is being sought at the meeting.

DSU Plan

The purpose of the DSU Plan is to provide independent directors of TIP Inc. with the opportunity to acquire deferred share units (“DSUs”) in order to allow them to participate in the long-term success of TIP Inc. and to promote a greater alignment of their interests with that of shareholders. Except as specifically provided for in the DSU Plan, DSUs are non-transferable.

Independent directors are expected to be paid $100,000 per year, of which 2/3 is expected to be paid in DSUs and 1/3 in cash. The DSUs will be credited to an account maintained for the participant (a “DSU Account”). The DSU Plan also provides that appropriate adjustments, if any, will be made by the TIP Inc. Board in connection with a stock dividend or split, recapitalization, reorganization or other change of shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the participant’s economic rights in respect of their DSUs in connection with such change in capitalization. A participant’s DSU Account will also be credited with additional DSUs to account for a dividend equivalent amount in connection with any dividends paid on the TIP Inc. Common Shares. The number of DSUs to be credited as of an award date will be determined by dividing: (i) the amount to be paid by, (ii) the arithmetic average of the closing trading price of the TIP Inc. Common Shares on the TSX (or, if the TIP Inc. Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the TIP Inc. Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board) for the five trading days on which a board lot was traded immediately preceding the award date, with any fractional DSUs resulting from such calculation being rounded down to the nearest DSU. All DSUs granted on an award date will vest on that award date.

Any grant of DSUs under the DSU Plan shall be subject to the following restrictions: (i) the maximum number of TIP Inc. Common Shares which may be reserved for issuance to insiders of TIP Inc. under the DSU Plan may not exceed 1.25% of the issued and outstanding Equity Interests; (ii) the maximum number of TIP Inc. Common Shares issuable to insiders of TIP Inc. under the DSU Plan, together with any other security based compensation arrangements of TIP Inc., at any time, may not exceed 10% of the issued and outstanding Equity Interests, as calculated on the award date; (iii) the maximum number of TIP Inc. Common Shares issuable to insiders of TIP Inc. under the DSU Plan, together with any other security based compensation arrangements of TIP Inc., within a 12-month period, may not exceed 10% of the issued and outstanding Equity Interests, as calculated on the award date; and (iv) the annual grant to any individual independent director shall not exceed more than U.S.$66,667 worth of TIP Inc. Common Shares. All of the TIP Inc. Common Shares covered by settled, cancelled or terminated DSUs will automatically become available TIP Inc. Common Shares for purposes of DSUs that may be subsequently granted under the DSU Plan. It is estimated that immediately following completion of the Arrangement, based on the number of Equity Interests estimated to be outstanding immediately following the completion of the Arrangement of approximately 89,111,905 (assuming no redemptions of Alignvest Class A Restricted Voting Shares), the aggregate number of TIP Inc. Common Shares reserved for issuance under the DSU Plan will not exceed approximately 1,113,899, representing approximately 1.25% of the outstanding Equity Interests on a non-diluted basis.

A participant shall have the right to receive TIP Inc. Common Shares in respect of DSUs recorded in the participant’s DSU Account, less any source deductions, on one of the following dates (the “Distribution Date”): (i) the date on which the participant ceases service as a director of TIP Inc. (the “Separation Date”); or (ii) such later date as the participant may elect, provided that in no event shall a participant be permitted to elect a date which is later than December 31 of the calendar year following the calendar year in which the Separation Date occurs. The number of TIP Inc. Common Shares to be issued to the participant on the Distribution Date shall be equal to the number of DSUs credited to the participant’s DSU Account as of the Distribution Date. Notwithstanding the foregoing, each participant may, with the consent of TIP Inc., elect to receive a cash payment in lieu of the issuance of any TIP Inc. Common Shares in an amount equal to the arithmetic average of the closing trading price of the TIP Inc. Common Shares on the TSX (or, if the TIP Inc. Common Shares are not listed or posted for trading on the TSX, such other stock exchange on which the TIP Inc. Common Shares are then listed and posted for trading as may be selected for such purpose by the TIP Inc. Board) for the five (5) trading days on which a board lot was traded immediately preceding the Distribution Date (the “Distribution Value”) of the DSUs, less any source deductions.

In the event of a restatement of TIP Inc.’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that any DSUs issued to a participant (an “Awarded DSU”) would not have been issued to such participant based on such restated results, the TIP Inc. Board shall review the grant of the Awarded DSUs.

If the TIP Inc. Board determines that: (i) any Awarded DSUs would not have been issued had TIP Inc.’s financial results been initially prepared in accordance with the restatement (such erroneously issued Awarded DSUs, the “Excess DSUs”) and (ii) the participant holding such Awarded DSUs engaged in fraud or intentional illegal conduct which materially contributed to the need for such restatement, then any unexercised Excess DSUs shall be cancelled, and the TIP Inc. Board shall, in accordance with the DSU Plan, seek to recover for the benefit of TIP Inc., the after-tax amount of any compensation, gain or other value realized upon the vesting or settlement of the Excess DSUs, the sale or other transfer of the Excess DSUs, or the sale of any TIP Inc. Common Shares acquired in respect of the Excess DSUs.

Unless approved by the TIP Inc. Board, no DSUs may be redeemed by a participant at a time when a blackout restriction is in effect. If a redemption notice is given, or a redemption date falls, within any period when a blackout restriction is in effect, then the dates and times for submitting a redemption notice and completing redemptions and related payments under the DSU Plan shall, provided that no payment shall be made on a date that is later than December 31 of the calendar year following the participant’s Separation Date, without any further action, be extended to the tenth (10) day after the date such restriction ends.

The TIP Inc. Board may amend the DSU Plan or any DSU at any time without the consent of participants provided that such amendment shall: (i) not adversely alter or impair any DSU previously granted (except as described in the DSU Plan), (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law or the requirements of the TSX. Shareholder approval shall not be required for the following amendments and the TIP Inc. Board may make any changes which may include but are not limited to: (i) amendments of a “housekeeping nature”; (ii) a change to the vesting provisions of any DSU; (iii) a change to the termination provisions of any DSU that does not entail an extension beyond the original expiration date; (iv) a change to the eligible participants of the DSU Plan; (v) any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback provision; and (vi) any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body.

Notwithstanding the foregoing, none of the following amendments shall be made to the DSU Plan without approval by shareholders or disinterested shareholders (as applicable) by ordinary resolution: (i) increasing the number of securities issuable under the DSU Plan; (ii) increasing the number of securities issuable to insiders of TIP Inc.; (iii) increasing the maximum aggregate number of Common Shares issuable to any participant pursuant to awards made under the DSU Plan above U.S. $66,667 annually; (iv) permitting awards other than DSUs to be made under the DSU Plan; (v) permitting DSUs to be granted to persons other than eligible persons on a discretionary basis; (vi) permitting DSUs to be transferred other than for estate settlement purposes or to permitted assigns; and (vii) deleting or reducing the range of amendments which require shareholders’ approval under the amendment section of the DSU Plan.

The existence of any DSUs shall not affect in any way the right or power of TIP Inc. or its shareholders to make or authorize any adjustment, recapitalization, reorganization, take-over bid or compulsory acquisition, or other change in and exchange of TIP Inc.’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of TIP Inc., or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of TIP Inc., or any amalgamation, combination, merger, arrangement or consolidation involving TIP Inc. or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise. Acceleration of vesting and early termination may occur in connection with a merger.

Upon the occurrence of an event (a “Change of Control Event”) resulting in a change of control over more than 50% of the outstanding voting securities of TIP Inc. or the sale of all or substantially all of the property of TIP Inc., all DSUs then outstanding may be substituted by or replaced with DSUs of the continuing entity on the same terms and conditions as the original DSUs unless substitution or replacement of the DSUs is deemed impossible or impractical by the TIP Inc. Board, in its sole discretion, in which case the time during which such DSUs may be settled shall, at the discretion of the TIP Inc. Board, be accelerated in full, and the DSUs shall terminate if not settled (if applicable) at or prior to such Change of Control Event. If the TIP Inc. Board permits the conditional settlement of DSUs in connection with a potential Change of Control Event, then the TIP Inc. Board shall have the power, in its sole discretion, to terminate immediately following actual completion of such Change of Control Event, and on such terms as it sees fit, any DSUs not settled.

Pursuant to the DSU Plan, for purposes of compliance with Section 409A of the U.S. Internal Revenue Code of 1986, certain terms of the DSUs held by U.S. taxpayers may differ from those described above.

If the DSU Plan resolution is approved at the Alignvest Shareholders’ meeting, TIP Inc. will have the ability to continue granting DSUs under the DSU Plan until three years from the date when shareholder approval is being sought at the meeting.

OPTIONS TO PURCHASE SECURITIES

Alignvest Warrants

13,402,688 Alignvest Warrants are outstanding as of the date of this prospectus, which were issued as part of the 2015 initial public offering of Alignvest. As will be reflected in a Warrant Agreement amending agreement, each the terms of the Alignvest Warrants shall deemed to be amended to be share purchase warrants to acquire TIP Inc. Common Shares following 30 days after the Effective Date, at an exercise price of CDN$11.50 per share, but otherwise unamended.

Options

Upon completion of the Arrangement, it is expected that no options to purchase securities of TIP Inc. will have been granted to the proposed executive officers, consultants or employees of TIP Inc. However, the TIP Inc. Board will consider the grant of RSUs and DSUs to such persons pursuant to the RSU Plan and DSU Plan, respectively, following the completion of the Arrangement. See “Equity Incentive Plans Descriptions”.

New Zealand (2degrees Options)

The following disclosure sets out the outstanding 2degrees Options exercisable by the respective holder for 2degrees Shares. Under the Arrangement Agreement, Alignvest has agreed with Trilogy that, if requested by Trilogy, Alignvest will ensure that, following the Effective Time, an offer is made on terms and at a value acceptable to both Alignvest and Trilogy to the 2degrees Optionholders to exchange any 2degrees Shares that may be issued upon exercise of 2degrees Options for TIP Inc. Common Shares, subject to, among other things, compliance with applicable laws. As of the date hereof, there are 400,756,799 2degrees Shares outstanding.

NZ Communications Limited Senior Executive Option Plan

The sole participant under this plan currently holds an aggregate total of 2,960,422 options to acquire fully paid-up shares of 2degrees under the NZ Communications Limited Senior Executive Option Plan. 2degrees has committed to cancelling 1,422,099 of such options in exchange for a cash payment of US$0.30 per option prior to December 31, 2016. 2degrees is considering a proposal to extend this date to mid-2017. Of the remaining options, 494,126 are exercisable for US$1.00 per share and expire January 1, 2017; 494,126 are exercisable for US$1.00 per share and expire January 1, 2018; and 550,071 are exercisable for US$1.20 per share and expire on expire January 1, 2018.

Two Degrees Stock Settled Option Plan

As of September 30, 2016, there are 25,415,000 options outstanding under the Two Degrees Stock Settled Option Plan, 6,373,333 of which are held by employees or ex-employees of 2degrees or its subsidiaries and 19,041,667 are held by nine current members of the senior leadership team of 2degrees or its subsidiaries, including 2degrees’ chief executive officer. Options under the Two Degrees Stock Settled Option Plan are net settled upon exercise, with option holders (or a custodian on their behalf) receiving the aggregate number of 2degrees Shares equivalent to: (a) the difference between the aggregated exercise price and the aggregate of the market price of a 2degrees Share multiplied by the number of options being exercised; divided by (b) the market price per 2degrees Share.

Two Degrees 2008 and 2010 Partly Paid Share Plans

In addition to the above plans, 2degrees has 3,052,722 partly paid shares issued under the 2008 and 2010 Partly Paid Share Plans. These shares are held by a trustee for current and ex-employees of 2degrees.

All shares issued under the 2008 and 2010 Partly Paid Share Plans are vested. On payment of the unpaid amount, the share will have all rights attached to an ordinary 2degrees’ share, other than the right to vote. The right to vote is conferred only if 2degrees completes an initial public offering.

PRIOR SALES

Alignvest has not issued any shares or securities convertible into shares during the 12-month period before the date of this prospectus.

The Alignvest Class A Restricted Voting Shares are listed on the TSX and trade under the symbol “AQX.A”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Class A Restricted Voting Shares on the TSX:

Period	High ($)	Low ($)	Volume
December 2016 (1-19)	$10.15	$10.04	2,225,514
November 2016	$10.25	$9.90	6,556,388
October 2016	9.90	9.77	250,875
September 2016	9.85	9.77	845,067
August 2016	9.89	9.72	26,800
July 2016	9.89	9.70	511,800
June 2016	9.80	9.70	1,180,128
May 2016	9.70	9.63	1,101,380
April 2016	9.71	9.67	780,529
March 2016	9.78	9.57	593,900
February 2016	9.75	9.52	367,594
January 2016	9.75	9.52	2,854,188

Period	High ($)	Low ($)	Volume
December 2015	9.80	9.50	614,435

Source: TMX Datalinx, Bloomberg

The Alignvest Warrants are listed on the TSX and trade under the symbol “AQX.WT”. The following table sets forth, for the periods indicated, the reported high and low prices and the aggregate volume of trading of the Alignvest Warrants on the TSX:

Period	High ($)	Low ($)	Volume
December 2016 (1-19)	$1.20	$1.00	454,000
November 2016	$1.16	$0.60	644,552
October 2016	0.40	0.29	4,000
September 2016	0.35	0.35	61,100
August 2016	0.28	0.25	3,750
July 2016	0.35	0.35	1,640,500
June 2016	0.35	0.24	392,946
May 2016	0.31	0.2	32,725
April 2016	0.29	0.17	13,850
March 2016	0.30	0.27	115,150
February 2016	0.29	0.22	45,148
January 2016	0.35	0.15	116,699
December 2015	0.35	0.25	67,882

Source: TMX Datalinx, Bloomberg

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following sets out the anticipated number of securities of TIP Inc. that will be subject to a contractual restriction on transfer upon the completion of the Arrangement. To the knowledge of Alignvest and Trilogy, no other securities of TIP Inc. will be held in escrow or will be subject to contractual restrictions on transfer.

Number of Securities Subject to
Designation of Class	Contractual Restriction	Percentage of Class

TIP Inc. Common Shares(1)	18,544,947(4)(5)	37.1%(3)(4)(5)

Notes:

(1)	See “Lock-Up Agreements” and “Alignvest Founders Shares” below for a summary of the contractual restrictions on transfer.
(2)

The Trilogy Class C Units will be subject to the Lock-Up Period under the Trilogy LLC Agreement. See “Corporate Structure – Trilogy LLC Agreement – Transfer Restrictions”. In addition, certain TIP Inc. Common Shares that may be issued upon redemption of Trilogy Class C Units may be subject to the Lock-Up Agreements. See “Lock-Up Agreements” below.

(3)

Assumes no redemptions of Alignvest Class A Restricted Voting Shares. Assuming redemption levels of Alignvest Class A Restricted Voting Shares of 25% and 50%, the percentage of TIP Inc. Common Shares that would be subject to contractual restriction on transfer would be approximately 42.6% and 50.1%, respectively.

(4)

Does not include approximately 164,934 TIP Inc. Common Shares that are expected to be held by TINZ Participating Unit Holders and which may be subject to contractual restriction on transfer following completion of the Arrangement. The 164,934 TIP Inc. Common Shares represent 0.3% of the outstanding TIP Inc. Common Shares upon completion of the Arrangement, assuming no redemption of Alignvest Class A Restricted Voting Shares (assuming redemption levels of 25% and 50%, these TIP Inc. Common Shares would represent approximately 0.4% and 0.4%, respectively, of the outstanding TIP Inc. Common Shares upon completion of the Arrangement).

(5)

Assumes, among other things, that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan (“Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). See Note 5 of the TIP Inc. Pro Forma Financial Statements for additional information regarding the issued and outstanding securities of TIP Inc. following the Arrangement.

Lock-Up Agreements

In accordance with the Arrangement Agreement, each Locked-Up Shareholder will enter into a lock-up agreement (a “Lock-Up Agreement”) with Alignvest on or before the Effective Date. Pursuant to the Lock-Up Agreements, each Locked-Up Shareholder shall not, without the prior written consent of TIP Inc., such consent not to be unreasonably withheld or delayed:

(i)

sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy or securities convertible into or exchangeable for equity securities of TIP Inc. or Trilogy, including, for certain of the Locked-Up Shareholders, the TIP Inc. Common Shares that may be issued upon redemption of Trilogy Class C Units, or any rights associated there with, in each case as may be held or acquired on or after the Effective Time (collectively, the “Specified Securities”);

(ii)

enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Specified Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of TIP Inc. or Trilogy, securities of another person and/or otherwise); or

(iii)	agree to do any of the foregoing,

(collectively, the “Lock-Up Restrictions”).

The Lock-Up Restrictions shall remain in place for twenty-four months after the Effective Time in the case of SG Enterprises, Brad J. Horwitz and the Alignvest Founders, and shall remain in place for 12 months after the Effective Time in the case of Erik Mickels and Scott Morris.

Notwithstanding the foregoing, SG Enterprises, Brad J. Horwitz and the Alignvest Founders may sell up to 50% of the TIP Inc. Common Shares underlying their Specified Securities on and after the date that is 12 months after the Effective Time. Any such sale must be completed through ordinary course arm’s length stock exchange transactions or, in the case of SG Enterprises and Brad J. Horwitz, as a selling securityholder in a public offering of common shares of TIP Inc. In addition, if, at the applicable time, SG Enterprises or Brad J. Horwitz is a “control person” (as defined in the Securities Act (British Columbia)) of TIP Inc., SG Enterprises or Brad J. Horwitz, as applicable, may sell up to 50% of the TIP Inc. Common Shares underlying their Specified Securities on and after the date that is 12 months after the Effective Time by private placement without any restrictions other than as may be imposed by applicable securities laws. For the purposes of the Lock-Up Agreements between Alignvest and each of SG Enterprises and Brad J. Horwitz, “ordinary course arm’s length stock exchange transactions” shall include, but not be limited to, block trades or other pre-arranged trades with a known arms’ length buyer.

The Lock-Up Restrictions are subject to certain exemptions, including: transfers to wholly-owned affiliates (that remain as such and are similarly bound), any family members of the Locked-Up Shareholder (who are similarly bound), or company, trust or other entity owned by or maintained by the Locked-Up Shareholder (who are similarly bound); transfers occurring by operation of law or in connection with transactions arising as a result of death or incapacitation; the exercise of securities granted under the RSU Plan; pledges to a financial institution as security for bona fide indebtedness; transfers made pursuant to a bona fide take-over bid; and, if applicable, in connection with the exercise of Trilogy Class C Units.

The Lock-Up Restrictions shall remain in place for 180 days after the Effective Time in respect of: (i) any 2degrees Optionholders that exchanges their 2degrees Shares that may be issued upon exercise of 2degrees Options for TIP Inc. Common Shares following the Arrangement; (ii) the 2degrees Participating Minority Shareholders; and (iii), if applicable, the TINZ Participating Unit Holders .

Alignvest Founders Shares

On the closing of Alignvest’s initial public offering, the Alignvest Founders (the “Restricted Parties”) entered into the forfeiture and transfer restrictions agreement and undertaking (the “Forfeiture and Transfer Restrictions Agreement and Undertaking”) with the lead underwriters for the initial public offering of Alignvest (the “Lead Underwriters”) and the TSX pursuant to which each Restricted Party agreed to certain forfeiture and transfer restrictions in respect of their aggregate 6,701,344 founders’ Alignvest Class B Shares (which were acquired for nominal consideration) and the 930,375 Alignvest Class B Shares and 465,188 Alignvest Warrants underlying their Class B units of Alignvest (which were acquired for C$10.00 per unit). These restrictions will continue to apply to the TIP Inc. Common Shares and Alignvest Warrants of TIP Inc. to be received in exchange therefor and such TIP Inc. Common Shares and Alignvest Warrants shall also be subject to the Lock-Up Restrictions described above under “Lock-Up Agreements”.

Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, the Restricted Parties agreed not to transfer any of their founders’ TIP Inc. Common Shares until the earlier of: (i) one year following completion of the Arrangement, or (ii) the value of the TIP Inc. Common Shares equaling or exceeding C$12.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the Arrangement, subject to applicable securities laws and TSX rules. Any TIP Inc. Common Shares of TIP Inc. resulting from Alignvest Class A Restricted Shares held by the Restricted Parties are not subject to the forfeiture or transfer restrictions set out in the Forfeiture and Transfer Restrictions Agreement and Undertaking.

As well, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, 25% of the founders’ TIP Inc. Common Shares will be subject to forfeiture on the fifth anniversary of the Arrangement unless the value of the TIP Inc. Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-day trading period at any time following the closing of the Arrangement.

In addition to other resale restrictions, none of the Restricted Parties may, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, transfer any of their TIP Inc. Common Shares or Alignvest Warrants until a date that is 30 days after the closing of the Arrangement, subject to applicable securities laws. See also “Principal Shareholders” below.

PRINCIPAL SHAREHOLDERS

The following table discloses the names of the persons or companies who, upon completion of the Arrangement and assuming that no Alignvest Shareholders elect to redeem their Alignvest Class A Restricted Voting Shares, will own of record or who, to Alignvest and Trilogy’s knowledge, will beneficially own or control, directly or indirectly, more than 10% of the combined voting rights attached to the TIP Inc. Common Shares and the Special Voting Share through ownership of the Trilogy Class C Units.

	Number and Type of	Type of	Percentage of	Total Voting
Name	Securities	Ownership	Class(1)	Power(1)(2)

Alignvest Management Corporation(5)	9,377,759 TIP Inc. Common Shares(3)(4)	Registered	18.8%	10.5%(6)

SG Enterprises II, LLC(5)	15,905,481 Trilogy Class C Units	Registered	40.6%	18.7%(6)

	735,473 TIP Inc. Common Shares	Registered	1.5%

Notes:

(1)

Based on approximately 49,969,081 TIP Inc. Common Shares and 39,142,825 Trilogy Class C Units outstanding upon completion of the Arrangement. The foregoing assumes, among other things, that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan (see “Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). See Note 5 of the TIP Inc. Pro Forma Financial Statements for additional information regarding the issued and outstanding securities of TIP Inc. following the Arrangement.

(2)	The percentage of “Total Voting Power” is calculated assuming that all holders of Trilogy Class C Units properly provide voting instructions to the Trustee.
(3)	Includes the Alignvest Sponsor Equity Investment by Alignvest Partners, a related entity to AMC.
(4)

AMC’s holdings are subject to reduction as further described below in this section under the headings “Bonuses” and “Loan Arrangements” and under the heading “Securities Subject to Contractual Restriction on Transfer – Alignvest Founders Shares”.

(5)

Under the Arrangement Agreement, each of AMC and SG Enterprises will be granted certain director nomination rights in respect of the TIP Inc. Board following the closing of the Arrangement. See “Nomination Agreements” below.

(6)

Assuming levels of redemptions of Alignvest Class A Restricted Voting Shares of 25% and 50%, “Total Voting Power” would be 11.3% and 12.3%, respectively, in the case of AMC, and 20.1% and 21.8%, respectively, in the case of SG Enterprises.

Bonuses

Following closing, AMC, the sponsor of Alignvest, intends to pay the following bonuses to certain of its personnel who have been instrumental in sourcing and completing the Arrangement (with all founders’ TIP Inc. Common Shares to be reduced proportionately by any forfeiture thereof), and in all cases subject to similar anti-dilution provisions which apply to the warrants:

(a)

to Mr. Sanjil Shah, an officer of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 12,921 TIP Inc. Common Shares and 6,460.5 Alignvest Warrants, plus (ii) 93,074 founders’ TIP Inc. Common Shares;

(b)

to Mr. Andy Moysiuk, a director of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 2,992 TIP Inc. Common Shares and 1,496 Alignvest Warrants, plus (ii) 21,551 founders’ TIP Inc. Common Shares; and

(c)

to certain other employees or consultants who will not be officers or directors of either AMC or TIP Inc., an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 71,162 TIP Inc. Common Shares and 35,581 Alignvest Warrants, plus (ii) 512,578 founders’ TIP Inc. Common Shares.

In the case of founders’ TIP Inc. Common Shares which are subject to forfeiture, if the recipient is not actually engaged by AMC for any reason at the date of forfeiture, no bonus shall be payable in respect thereof (in certain cases, death or disability are excluded events). As well, if at any time prior to the date of payment either (I) there is a termination for cause, or (II) the individual in question breaches any material obligation owed to AMC or its affiliates which is not cured within 10 days following written notice thereof, then no bonus shall be owing to the terminated individual.

The bonus will be payable in cash and net of withholding or other taxes. The bonus will be generally be due in whole or in part following the sale by AMC of TIP Inc. Common Shares, provided that after a specified term AMC will have the option to pay in kind.

Alignvest has consented to these arrangements.

Loan Arrangements

AMC owes the following individuals the amounts specified below on a non-interest bearing basis:

(a)	$103,658 to Mr. Sanjil Shah, an officer of AMC;

(b)	$20,004 to Mr. Andy Moysiuk, a director of AMC; and

(c)	a total of $214,334 to various other employees or consultants of AMC who will not be officers or directors of either AMC or TIP Inc.

The loans in question may be required to be repaid in the discretion of each individual on 30 days’ prior written notice following the expiry of all contractual resale and forfeiture restrictions applicable to the TIP Inc. Common Shares owned by AMC (or on a pro rata basis as any such restrictions expire in part).

Following closing, the individuals intend to permit AMC (subject to any required approvals) to repay the loans as follows. For each $10,000 owing, the loan could be repaid either by way of (I) the transfer to the individual of (i) approximately 997 TIP Inc. Common Shares and 499 Alignvest Warrants, plus (ii) approximately 7,183 founders’ TIP Inc. Common Shares (reduced proportionately by any forfeiture thereof), and with (i) and (ii) subject to similar anti-dilution provisions which apply to the warrants, or (II) the cash equivalent thereof determined as of the date of payment (grossed up for any additional tax payable as a result of paying in cash rather than in securities).

In certain cases, if an individual has not required repayment within five years following the closing of the Arrangement then AMC may in its discretion elect to repay the loans on the same terms.

In certain cases, if an individual receives securities then 50% of the securities received shall be subject to resale restrictions for a 12 month period, which shall be accelerated, on a pro rata basis, in proportion to sales of similar securities by AMC from its holdings.

Certain restrictive covenants apply to the individuals in question.

Alignvest has consented to these arrangements.

Investor Rights Agreements

It is a condition to the completion of the Arrangement under the Arrangement Agreement that each of SG Enterprises and AMC shall have entered into an investor rights agreement (each, an “Investor Rights Agreement”) with TIP Inc.

Under the terms of each of the Investor Rights Agreements, SG Enterprises and AMC (each, the “Investor”) shall each have the right to nominate two directors to the TIP Inc. Board, provided that: (i) any nominee proposed by the Investor consents in writing to serve as a director; and (i) such nominee is eligible to serve as a director under the BCBCA, the rules of any stock exchange on which the TIP Inc. Common Shares are listed and under any policies and procedures reflecting term limits properly adopted by the TIP Inc. Board.

The Investor shall have the right to nominate two directors to the TIP Inc. Board for the first two annual general meetings, regardless of the Relevant Percentage Ownership of TIP Shares (as defined below) owned by the Investor. After such time, the Investor shall each have the right to nominate two directors to the TIP Inc. Board for so long the Relevant Percentage Ownership of TIP Shares owned by the Investor is greater than 7.5% . If the Relevant Percentage Ownership of TIP Shares owned by the Investor is:

(a)	less than 7.5% but greater than 5% for any continuous period of at least 30 days, the Investor will have the right to nominate only one director to the TIP Inc. Board; and

(b)	less than 5% for any continuous period of at least 30 days, the Investor will no longer have the right to nominate a member to the Trilogy Parent Board.

For the purposes of the Investor Rights Agreements, the Relevant Percentage Ownership of TIP Shares shall mean:

(a)

for SG Enterprises, the percentage determined by dividing: (a) the sum of (i) the number of TIP Inc. Common Shares directly or indirectly beneficially owned by SG Enterprises, plus (ii) the number of votes attached to the Special Voting Share that are directly or indirectly controlled by SG Enterprises, but excluding (iii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for TIP Inc. Common Shares; by (b) the sum of (i) the number issued and outstanding of TIP Inc. Common Shares, plus (ii) the number of votes attached to the Special Voting Share; and

(b)

for AMC, the percentage determined by dividing: (a) the sum of (i) the number of TIP Inc. Common Shares directly or indirectly beneficially owned by AMC (including any TIP Inc. Common Shares directly or indirectly beneficially owned by Alignvest Partners), but excluding (ii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for TIP Inc. Common Shares, by (b) the sum of (i) the number issued and outstanding of TIP Inc. Common Shares; plus (ii) the number of issued and outstanding Trilogy Class C Units.

In addition to the foregoing, following the Effective Date and for as long as the Investor has the right to nominate at least one director to the TIP Inc. Board, the Investor shall also have the right under the Investor Rights Agreement, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors to the TIP Inc. Board that were not approved by all of the then existing Independent Directors, subject to such proposed new Independent Directors: (i) satisfying the consent and BCBCA eligibility requirements specified above; (ii) satisfying all applicable audit committee independence requirements under applicable securities laws and stock exchange rules; and (iii) not directly or indirectly owning any Trilogy Class C Units.

DIRECTORS AND EXECUTIVE OFFICERS

The names, municipality of residence and positions with TIP Inc. of the persons who will serve as directors and executive officers of TIP Inc. after giving effect to the Arrangement are set out below. Each of the seven proposed members of the TIP Inc. Board will be formally appointed to the TIP Inc. Board pursuant to the Arrangement.

Directors

Name and Province and Country of Residence	Present Principal Occupation

Theresa E. Gillespie	Manager of Trilogy
Washington, U.S.
Bradley J. Horwitz	Manager of Trilogy
Washington, U.S.
Mark Kroloff(1)(2)
Alaska, U.S.	Managing Partner, First Alaskan Capital Partners
Anthony Lacavera(1)
Ontario, Canada	Chairman of Globalive Capital
Nadir Mohamed(1)(2)(3)
Ontario, Canada	Corporate Director
Reza Satchu	Managing Partner, Alignvest Management Corporation
Ontario, Canada
John W. Stanton(2)(4)
Washington, U.S.	Manager of Trilogy

Notes:

(1)	Proposed member of the Audit Committee
(2)	Proposed member of the C&CG Committee
(3)	Proposed Lead Director of the TIP Inc. Board
(4)	Proposed Chairman of the TIP Inc. Board

As the proposed directors of TIP Inc. set forth above, other than Reza Satchu and Nadir Mohammed, who are currently directors of Alignvest, are not current directors of Alignvest and will not become directors of TIP Inc. until the completion of the Arrangement, they will not be subject to liability for any misrepresentation in this prospectus.

The directors of TIP Inc. will thereafter be elected by TIP Inc. Shareholders at each annual meeting of shareholders, and will hold office until the next annual meeting of TIP Inc., unless: (i) his or her office is earlier vacated in accordance with the Articles of TIP Inc.; or (ii) he or she becomes disqualified to act as a director.

Further, the directors of TIP Inc. will be authorized to appoint one or more additional directors of TIP Inc., such appointed directors shall cease to hold office immediately before the election of directors at the next annual meeting of shareholders of TIP Inc., but are eligible for re-election, provided that the total number of directors so appointed may not exceed one third of the number of directors of TIP Inc. approved pursuant to the Arrangement Resolution or elected at the previous annual meeting of shareholders of TIP Inc., as the case may be.

Executive Officers

Name and Residence	Proposed Position with TIP Inc.	Present Principal Occupation

Bradley J. Horwitz	Chief Executive Officer	President and Chief Executive Officer
Washington, U.S.
Erik Mickels	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer
Washington, U.S.
Scott Morris	Senior Vice President and General Counsel	Senior Vice President and General Counsel
Washington, U.S.
Juan Pablo Calvo	Chief Executive Officer of NuevaTel	Chief Executive Officer of NuevaTel
Bolivia

Stewart Sherriff	Chief Executive Officer of 2degrees	Chief Executive Officer of 2degrees
New Zealand

Based on the expected shareholdings following completion of the Arrangement, the proposed directors and executive officers of TIP Inc., as a group, are expected to beneficially own, or control or direct, directly or indirectly, approximately: (i) 10,867,722 TIP Inc. Common Shares, representing approximately 21.7% of the expected number of outstanding TIP Inc. Common Shares; and (ii) 20,252,855 Trilogy Class C Units, representing approximately 51.7% of the expected number of outstanding Trilogy Class C Units, upon completion of the Arrangement. In the aggregate, the proposed directors and officers listed above are expected to hold approximately 34.9% of the total voting power of TIP Inc., assuming that all holders of Trilogy Class C Units have properly provided voting instructions to the Trustee and no redemptions of TIP Inc. Class A Restricted Voting Shares. Assuming redemption levels of TIP Inc. Class A Restricted Voting Shares of 25% and 50%, the proposed directors and officers listed above are expected to hold approximately 37.7% and 40.9% of the total voting power of TIP Inc., assuming that all holders of Trilogy Class C Units have properly provided voting instructions to the Trustee. The foregoing assumes, among other things, that Tesbrit has not exercised its pre-emptive rights in respect of the 2degrees Participating Minority Shareholders Exchange and the Convertible Loan (“Corporate Structure – TIP Inc. – 2degrees Pre-Emptive Rights”). See Note 5 of the TIP Inc. Pro Forma Financial Statements for additional information regarding the issued and outstanding securities of TIP Inc. following the Arrangement.

Biographies

The following are brief profiles of the proposed directors and executive officers of the TIP Inc., including a description of each individual’s principal occupation within the past five years.

Directors

John W. Stanton. John W. Stanton was Chairman of the Board of Directors and Chief Executive Officer of Western Wireless and its predecessors from 1992 until Alltel’s acquisition of Western Wireless on August 1, 2005. Western Wireless was one of the largest providers of rural wireless communications services in the United States and through its subsidiary, Western Wireless International, was licensed to provide wireless communications services in 11 countries, including the Baltics, the Caucasus, Africa, the Caribbean, Latin America and the former Soviet Republics. Mr. Stanton was Chairman of the Board of Directors of T-Mobile USA, formerly Voicestream, a former subsidiary of Western Wireless, from 1994 to 2004 and was Chief Executive Officer of T-Mobile USA from February 1998 to March 2003. Mr. Stanton served as a director of McCaw Cellular from 1986 to 1994, and as a director of LIN Broadcasting from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw Cellular, serving as Vice Chairman of the Board of McCaw Cellular from 1988 to September 1991 and as Chief Operating Officer of McCaw Cellular from 1985 to 1988. Mr. Stanton served as a director of Clearwire Corporation from 2008 to 2013, and was Chairman of the Board of Directors of Clearwire Corporation from January 2011 to July 2013. Mr. Stanton serves on the board of directors of Microsoft, Costco and Columbia Sportswear, each of which are publicly traded companies. Mr. Stanton is also currently the Chairman and Chief Executive Officer of the Seattle Mariners. Mr. Stanton has a bachelor’s degree in political science from Whitman College and an MBA from Harvard University.

Bradley J. Horwitz. Bradley J. Horwitz has been Trilogy’s President and Chief Executive Officer since it commenced operations in 2006. Mr. Horwitz has been involved in the wireless industry since 1983, spending 13 years at McCaw Cellular where he held various management positions: he served as Director of Sales and Marketing from 1983 to 1986, Director of Paging Operations from 1986 to 1990, Director of Business Development from 1990 to 1992, and Vice President of International Operations from 1992 to 1994. After the sale of McCaw to the entity that resulted in AT&T Wireless in 1994, Mr. Horwitz joined the management team of Western Wireless. Mr. Horwitz was Executive Vice President of Western Wireless from March 2000 until August 1, 2005, and was President of Western Wireless International beginning in 1995. Mr. Horwitz led Trilogy’s expansion into 11 international markets with operations in Latvia, the Republic of Georgia, Croatia, Slovenia, Ghana, Côte d’Ivoire, Bolivia, Haiti, Iceland, Ireland and Austria. Mr. Horwitz serves on the board of the Center for Global Development and the Mobile Giving Foundation, which created the “text to give” technology that was instrumental in raising over $40 million after the January 2010 earthquake in Haiti.

Theresa Gillespie. Theresa E. Gillespie has been a Manager of Trilogy since 2005. Ms. Gillespie served as Executive Vice President of Western Wireless from May 1999 until February 2003, Senior Vice President of Western Wireless from May 1997 until May 1999 and Chief Financial Officer of Western Wireless and one of its predecessors from 1991 to 1997. Ms. Gillespie has been Chief Financial Officer of several entities that she and Mr. Stanton controlled since 1988. From 1986 to 1987, Ms. Gillespie was Senior Vice President and Controller of McCaw Cellular. From 1976 to 1986, she was employed by a national public accounting firm. Ms. Gillespie is the tax matters partner for Trilogy. Ms. Gillespie is married to Mr. Stanton.

Mark Kroloff. Mark Kroloff is the managing member of First Alaskan Capital Partners, LLC, a private investment firm that focuses on investments in telecommunications, energy, and financial services companies. Mr. Kroloff previously served as Chief Operating Officer of Arctic Slope Regional Corporation, where he oversaw operating businesses in telecommunications, oil field services, refining and construction. Prior to that, Mr. Kroloff served as Chief Operating Officer of Cook Inlet Region, Inc. During his tenure, Cook Inlet was one of the largest minority-owned wireless, television, and radio operator in the U.S. Prior to that, he was a lawyer with the firm of Munger, Tolles & Olson. Mr. Kroloff serves on the board of directors of General Communication, Inc., an integrated telecommunications provider. He received his bachelor’s degrees from Claremont McKenna College and his law degree from the University of Texas School of Law.

Anthony Lacavera. Anthony Lacavera is the Chairman of Globalive Capital and the Founder and former Chairman and CEO of WIND Mobile Canada and Globalive Communications. Mr. Lacavera founded WIND Mobile Canada in 2008 and built the company into the leading challenger wireless company in Canada. WIND Mobile Canada grew from a start-up in 2008 into a company with approximately C$500 million of revenue, C$80 million in EBITDA, and 1 million subscribers in 2015. The company also had 1200 employees, an advanced wireless network with coverage in Ontario, British Columbia, and Alberta, and a retail network of over 300 stores, dealers, and other points of presence. In 2016, Shaw Communications acquired WIND Mobile Canada for C$1.6 billion. Mr. Lacavera currently serves on the board of Founders Advantage Capital Corp., and previously served on the boards of Frankly Inc., Keek Inc., Lingo Media Corporation, and Vogogo Inc. Mr. Lacavera was named Canada’s CEO of the Year in 2010 by the Globe and Mail’s Report on Business Magazine, Canada’s Top 40 Under 40 in 2006 and one of the 50 Most Influential Torontonians by Toronto Life Magazine in 2013. Mr. Lacavera is an Honorary Fellow of St. Michael’s College at the University of Toronto and is a member of the University of Toronto Engineering Hall of Distinction. He has a reputation as a disruptive entrepreneur that has changed Canada’s telecommunications landscape. In 2007, Mr. Lacavera founded the Shamba Foundation, the charitable arm of Globalive.

Nadir Mohamed. Nadir Mohamed is a director of Alignvest, and is also Chairman of the Board of Directors of AMC. Mr. Mohamed is a highly accomplished operating executive who was most recently President and Chief Executive Officer of Rogers Communications Inc., the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of C$43 billion as of November 18, 2016. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, Mr. Mohamed was the President and Chief Operating Officer of the company’s Communications Group. Prior to that, Mr. Mohamed was the President and Chief Executive Officer of Rogers Wireless. Before joining Rogers in 1999, he had held senior positions at Telus Communications and at BC Telecom. Mr. Mohamed currently serves on the Board of Directors of TD Financial Group, and as the Chair of Scale Up Ventures. Mr. Mohamed has been named one of the world’s most successful immigrants by Bloomberg and he was honoured by the United Nations Association in Canada at their 2013 Global Citizens Dinner. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree and holds a CA and FCA designation.

Reza Satchu. Reza Satchu is the current President, Chief Executive Officer and a director of Alignvest. He is also Managing Partner and Co-Founder of AMC. Mr. Satchu has co-founded, built and / or managed several operating businesses from inception including: SupplierMarket, a supply chain software company with over 125 employees and investors that included KKR executives and Sequoia Capital, which was sold to Ariba for stock consideration implying an enterprise value of U.S.$924 million; StorageNow, which became one of Canada’s largest self-storage companies prior to being sold to InStorage REIT for cash consideration of $110 million; and KGS-Alpha Capital Markets, a U.S. fixed-income broker dealer with over U.S.$150 million of equity capital. Previously, Mr. Satchu was a General Partner at Fenway Partners, a $1.4 billion private equity firm focused on acquiring leading middle market companies and a Financial Analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. Mr. Satchu has received “Canada’s Top 40 Under 40™” Award, has served on the Board of Directors of the Toronto Hospital for Sick Children Foundation (having served as Vice-Chairman of the Board from 2009 to 2011), is a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and is the Founding Chairman of Next Canada, an intensive entrepreneurship program for Canada’s most promising undergraduate students. From 2003 to 2009, he was an Adjunct Professor at the University of Toronto. Mr. Satchu has a bachelor’s degree in economics from McGill University and an MBA from Harvard University.

Executive Officers

Bradley J. Horwitz. Please see Mr. Horwitz’s biograph above.

Erik Mickels. Erik Mickels joined Trilogy in March 2014 as the company’s Chief Accounting Officer and Vice President – Corporate Controller and has since also assumed responsibilities as Trilogy’s CFO. He began his career at Arthur Andersen LLP and spent twelve years with KPMG LLP working primarily with multi-national SEC registrants within the technology and retail industries. Erik is also a Certified Public Accountant.

Scott Morris. Scott Morris has been Trilogy’s Senior Vice President and General Counsel since it commenced operations in 2006. Before joining Trilogy in 2006, Mr. Morris served as General Counsel of Western Wireless International in 2005. From 2000 to 2004, he was Senior Vice President and General Counsel for Terabeam Corporation, a manufacturer of broadband wireless equipment. Previously he was Senior Vice President – External Affairs for AT&T Wireless, and held senior legal and government affairs positions at McCaw Cellular Communications and Viacom Cable. After graduating from University of California Hastings College of the Law, he joined the Federal Trade Commission in Washington, D.C., where he served as an attorney-advisor to the chairman of the Commission.

Juan Pablo Calvo. Juan Pablo Calvo has 36 years of executive level experience in telecommunications, construction and other industrial organizations. He has been the Chief Executive Officer of NuevaTel since 2010 and also held the same position from 2001 to 2006. Mr. Calvo served as the Business Development Vice President of Trilogy between 2008 and 2010 and was Trilogy’s Vice President Operations – Latin America and the Caribbean from 2006 to 2008. Prior to joining Trilogy and NuevaTel, Mr. Calvo held a number of executive level positions, including acting as Chief Executive Officer of Telecel S.A. (Millicom Bolicia), now TIGO Bolivia, from 1993 to 1998.

Stewart Sherriff. Stewart Sherriff began his career serving in a variety of technology positions in BT (formerly British telecom), Telstra and Optus (Australian telecommunications carriers), and Tretech Solutions (a contractor for AT&T Wireless in Saudi Arabia). In 1997, he was engaged by SmarTone Mobile Communications, the first GSM wireless carrier in Hong Kong, as its Head of Operations. He joined WWI as Vice President — Operations in 1997. As part of WWI, Stewart served as CEO of Irish mobile third entrant Meteor from 2003-2005 and worked in mobile businesses owned by WWI in Europe, South America, Africa, and the US. He was on the board of Telering Austria, one of WWI’s subsidiaries. After WWI’s parent, Western Wireless, was purchased by Alltel in 2005, Mr. Sherriff became Senior Vice President and Chief Technical Officer of Trilogy Partnership International. With Trilogy as 2degrees’ majority shareholder, he served as Chairman of 2degrees prior to taking on the role of Chief Executive Officer of 2degrees in 2013.

Other Reporting Issuer Experience

The following table sets out the proposed directors of TIP Inc. that are directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction, other than Alignvest, as of the date hereof:

Name	Name of Reporting Issuer

Anthony Lacavera	Founders Advantage Capital Corp.

Nadir Mohamed	The Toronto-Dominion Bank

John W. Stanton	Microsoft
Costco
Columbia Sportswear

Mark Kroloff	General Communication, Inc.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Alignvest and Trilogy, no proposed nominee for election as a director or proposed executive officer of TIP Inc. has been, at the date of the prospectus or within the last 10 years: (a) a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director or executive officer of TIP Inc. has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

To the knowledge of Alignvest, no proposed director or executive officer of TIP Inc. has, within the 10 years before the date of the prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receive manager or trustee appointed to hold the assets of the director or executive officer.

Majority Voting Policy

It is expected that TIP Inc. will adopt a majority voting policy consistent with TSX requirements prior to the first uncontested meeting of shareholders at which directors are to be elected.

Conflicts of Interest

Certain of the proposed directors and executive officers of TIP Inc. are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with TIP Inc. from time to time. The BCBCA requires, among other things, that the directors and executive officers of TIP Inc. act honestly and in good faith with a view to the best interest of TIP Inc., to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with TIP Inc. and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. See also “Corporate Governance” and “Risk Factors” in this prospectus.

Directors’ and Officers’ Liability Insurance

TIP Inc. intends to carry a directors’ and officers’ liability insurance policy which will be designed to protect TIP Inc. and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of TIP Inc. Such policy will be written with a maximum limit and be subject to a corporate deductible on all claims.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

TIP Inc. operates in a competitive and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, TIP Inc. needs to attract, retain and motivate a highly talented team of executives. TIP Inc. expects its team to possess and demonstrate strong leadership and management capabilities, as well as foster TIP Inc.’s company culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

TIP Inc.’s executive compensation program will be designed to achieve the following objectives:

•

provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to TIP Inc.’s success;

•	motivate these executive officers to achieve TIP Inc.’s business objectives;

•	align the interests of TIP Inc.’s executive officers with those of its shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of TIP Inc.’s business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

Named Executive Officers

It is expected that the “named executive officers” of TIP Inc. will include Bradley J. Horwitz as the Chief Executive Officer, Erik Mickels as Senior Vice-President (“SVP”) and Chief Financial Officer, Scott Morris as SVP and General Counsel, Juan Pablo Calvo as Chief Executive Officer of NuevaTel and Stewart Sherriff as Chief Executive Officer of 2degrees. An issuer’s “named executive officers” are comprised of its Chief Executive Officer and Chief Financial Officer (or individuals who serve in similar capacities), and its three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation is, individually, more than $150,000.

It is anticipated that the TIP Inc. Board will adopt a written charter for the C&CG Committee that establishes, among other things, the C&CG Committee’s purpose and its responsibilities with respect to executive compensation (see “Corporate Governance – C&GC Committee”). The charter of the C&CG Committee will provide that such committee shall, among other things, assist the TIP Inc. Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

Although formal executive compensation arrangements for the executive officers of TIP Inc. have not yet been determined, it is anticipated that TIP Inc. will adopt a compensation structure for executive officers that is consistent with its peers and designed to provide strong incentives for business growth. Following completion of the Arrangement, TIP Inc. intends to retain a compensation consultant or advisor to assist the TIP Inc. Board in determining compensation for TIP Inc.’s executive officers.

TIP Inc. is also expected to retain certain portions of Trilogy’s existing compensation arrangements for the executive officers of TIP Inc. following the completion of the Arrangement, as more particularly described below under the headings “Summary Compensation” and “Employment Agreements, Termination and Change of Control Benefits”. However, it is expected that the TIP Inc. Board will review and adjust such executive compensation to the extent necessary to ensure that compensation is in line with TIP Inc.’s compensation philosophy.

It is anticipated that, following the Effective Date, the executive officers’ compensation will include the following major elements: (i) base salary, reviewed annually and increased for merit reasons based on the executive’s success in meeting or exceeding individual objectives; (ii) short-term incentives based on the results of an executive’s scorecard; (iii) long-term equity incentives, granted from time-to-time under the RSU Plan to be adopted by the TIP Inc. Board (see “Equity Incentive Plan Descriptions – RSU Plan”); and (iv) customary benefit programs.

TIP Inc. will continue to evaluate its philosophy and compensation programs as circumstances require and plans to review compensation on an annual basis. As part of this review process, TIP Inc. expects to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to TIP Inc. if it were required to find a replacement for a key employee.

Summary Compensation Table

The following table sets out information concerning the expected compensation to be earned by, paid to, or awarded to the five expected NEOs of TIP Inc. during the year ended December 31, 2017 based on Trilogy’s historic executive compensation practices. Upon completion of the Arrangement, it is expected that the TIP Inc. Board will review and adjust the executive compensation for its NEOs to the extent necessary to ensure that the compensation is in line with TIP Inc.’s compensation philosophy and objectives. Accordingly, the information provided below is subject to change following completion of the Arrangement.

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
					Annual incentive plans(2)	Long-term incentive plans
Bradley J. Horwitz, Chief Executive Officer	2017	400,000	-	-	300,000	-	-	15,000	715,000
Erik Mickels, Senior Vice President and Chief Financial Officer	2017	300,000	-	-	150,000	91,200(3)	-	15,000	556,200
Scott Morris, Senior Vice President and General Counsel	2017	300,000	-	-	150,000	147,500(3)	-	36,000	633,500
Juan Pablo Calvo, Chief Executive Officer of NuevaTel	2017	325,000	2,500,000(6)	-	150,000	-	-	105,000	3,080,000
Stewart Sherriff, Chief Executive Officer of 2degrees(7)	2017	500,000(8)	-	-	500,000	-	-	-	1,000,000

Notes:

(1)	Except as disclosed in the Summary Compensation Table, the anticipated value of any share-based or option-based awards for the year ended December 31, 2017 has not been determined at this time.
(2)

Amounts reflect the annual bonuses that are expected to be awarded to the NEO in 2017 in respect of the year ended December 31, 2016. The actual amount of cash bonuses paid out in 2017 may change depending on Trilogy’s ongoing performance.

(3)

Amounts to be earned by Mr. Mickels and Mr. Morris in 2017 relate to the annual vesting of retention bonuses to be paid out to Mr. Mickels and Mr. Morris in 2018 pursuant to the Employee Retention Policy. See “Employment Agreements, Termination and Change of Control Benefits” below for additional information.

(4)

It is not expected that TIP Inc. will have any deferred compensation plan, pension plan, profit sharing, retirement or other plan that provides for payment or benefits at, or following or in connection with retirement.

(5)	Amounts represent estimated health insurance and 401(k) matching benefits. With respect to Mr. Calvo, this amount also includes a travel allowance.
(6)	Represents a one-time RSU grant to Mr. Calvo that is expected to be made in 2017 that will be subject to vesting, as part of a compensation package to incent continued performance.
(7)	See “The Sherriff Agreement” below for additional information on the terms of Mr. Sherriff’s employment with 2degrees.
(8)	Approximation based on the current foreign exchange rate between New Zealand dollars and U.S. dollars.

Employment Agreements, Termination and Change of Control Benefits

Other than as set out below with respect to Mr. Sherriff, TIP Inc.’s senior executives will enter into employment agreements with TIP Inc. following the Effective Date. It is expected that the employment agreements of the proposed executive officers of TIP Inc. to be entered into with TIP Inc. following the Effective Date will contain customary change of control provisions. The specific terms of the employment contracts to be entered into with TIP Inc.’s senior executives will be subject to review and approval by the C&CG Committee and the TIP Inc. Board.

The Sherriff Agreement

It is expected that prior to completion of the Arrangement, 2degrees will enter into a three year employment agreement between it and Stewart Sherriff, the CEO of 2degrees, replacing a prior three year agreement that expired in September 2016. The agreement is expected to be on substantially the same terms as Mr. Sherriff’s previous employment agreement (the “Sherriff Agreement”) except that it will establish a fixed annual salary for the three year term of NZD$700,000 and will be effective retroactively to the expiration date of the Sherriff Agreement. The Sherriff Agreement sets forth Mr. Sherriff’s base salary and annual bonus, and which includes, among other things, provisions regarding confidentiality, non-competition, non-solicitation, conflicts of interest, employee obligations, as well as eligibility for 2degrees’ benefit plans. Under the Sheriff Agreement, Mr. Sherriff’s annual salary was NZD$621,000 and he was entitled to a bonus of up to 150% of his base salary, depending on targets established by the 2degrees board related to the performance of 2degrees, as well as equity incentive grants.

2degrees may terminate the Sherriff Agreement for whatever reason upon one day’s notice and payment of NZD$605,000 to Mr. Sherriff, as well as payment to relocate Mr. Sherriff’s family and personal effects to the United States. Mr. Sherriff may terminate the Sheriff Agreement upon four months’ notice in writing. 2degrees is not obliged to accept a longer notice period and may, among other things, pay remuneration in lieu of some or all of this notice period.

Employee Retention Policy

In addition to the provisions of any employment agreement to be entered into following the Effective Date, Trilogy implemented an annual bonus, severance and retention benefit policy in March 2015 (the “Employee Retention Policy”) for certain of its employees. This Employee Retention Policy will remain in place following the completion of the Arrangement and will apply with respect to, among others, Mr. Mickels and Mr. Morris (each, a “subject employee”), both of whom are expected to be NEOs of TIP Inc. Under the Employee Retention Policy, each subject employee is entitled to both severance benefits and retention bonuses.

With respect to severance benefits, if: (i) the subject employee is terminated by Trilogy without Cause or resigns for Good Reason before January 1, 2018, or (ii) there is a Change of Control of Trilogy before January 1, 2018, and the employee is terminated without Cause or resigns for Good Reason within 12 months following the Change of Control (as such terms are defined below), the subject employee is entitled to receive 12 months’ severance based on the subject employee’s base salary at the time of termination. Assuming the subject employee had been terminated by Trilogy without Cause or resigned for Good Reason on December 31, 2015, the expected severance payment under the Employee Retention Policy to Mr. Mickels and Mr. Morris would have been U.S.$158,079.96 and U.S.$295,000, respectively.

With respect to retention bonuses, each subject employee is entitled to a retention bonus equal to the sum of (i) 100% of his 2015 annual base salary; and (ii) his 2015 performance bonus target, and will be paid such amount in full if the subject employee continues to be employed by Trilogy as of December 31, 2017. If the subject employee voluntarily resigns prior to December 31, 2017, he will not be eligible for any portion of the retention bonus under the Employee Retention Policy. If the subject employee is terminated without Cause or resigns for Good Reason: (i) prior to January 1, 2018 but following January 1, 2017, the subject employee will receive the full retention bonus amount; and (ii) prior to January 1, 2017, the Policy employee will receive two-thirds of the retention bonus amount. The retention bonus payable to Mr. Mickels and Mr. Morris, assuming they are employed by Trilogy as of December 31, 2017, shall be U.S.$273,600 and U.S.$442,500, respectively, and is payable in 2018.

For the purposes of the Employee Retention Policy:

•

“Cause” means: (i) willful misconduct, insubordination, dishonesty, fraud, gross neglect of duty, or knowing and material violation of the policies and procedures of Trilogy, or deterioration in job performance by subject employee that is detrimental to Trilogy completing timely its financial reporting requirements; (ii) willful acts (or intentional failures to act) in bad faith that materially impair the business, goodwill or reputation of Trilogy or any of its affiliates; or (iii) conviction of a felony or commission of acts that could reasonably be expected to result in such a conviction.

•

“Good Reason” means: (i) demotion or significant reduction in the nature or status of the subject employee’s responsibilities, as compared to responsibilities the subject employee had at the time of a Change in Control (as defined below) (but a change in the title or location of the office to which the subject employee reports does not itself constitute a demotion or significant reduction in responsibilities); (ii) a relocation of the subject employee’s place of employment to a venue that is 25 miles or more further away from the subject employee’s residence than downtown Bellevue, Washington State; or (iii) a material failure of Trilogy or its successor to fulfill its employment obligations, as set forth in the employee handbook or in any written employment agreement between Trilogy and the subject employee.

•

“Change of Control” means: (i) the transfer of substantially all of the assets of Trilogy (except for a transfer to an entity that is controlled by Trilogy); (ii) a merger or consolidation of Trilogy if it is not the surviving entity or if the holders of voting equity interests in Trilogy hold less than 50% of the outstanding voting equity interests of the surviving entity; or (iii) the dissolution and liquidation of Trilogy. The Arrangement will not constitute a Change of Control for the purposes of the Employee Retention Policy.

Directors

In consideration for serving on the TIP Inc. Board, each independent director will be paid an annual retainer of up to $100,000, of which 2/3 is expected to be paid in DSUs and 1/3 in cash, and will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. Non-independent directors are not expected to be compensated for their role on the TIP Inc. Board or its committees.

All current directors and officers of Alignvest, as well as all those to be appointed at closing, will be indemnified on customary terms by both Alignvest and Trilogy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this prospectus, no current, former, or proposed director, executive officer or employee of TIP Inc., nor any of their associates, is or has been at any time during the most recently completed financial year, indebted to Alignvest or Trilogy, or is expected to be indebted to TIP Inc. following the completion of the Arrangement.

AUDIT COMMITTEE

The following disclosure is based on the present expectations of TIP Inc. with respect to the formal establishment of the Audit Committee (the “Audit Committee”) of the TIP Inc. Board (without changes to the proposed composition) and the ratification and adoption of its proposed mandate (without any material modifications) will occur following completion of the Arrangement. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See “Notice to Readers” in this prospectus. The proposed mandate of the Audit Committee is set out in Appendix H to this prospectus.

Composition of TIP Inc. Audit Committee

On the Effective Date, the Audit Committee is expected to consist of Mark Kroloff, Anthony Lacavera, and Nadir Mohamed. Each member of the Audit Committee is expected to be independent (as defined in NI 52-110) and none is expected to receive, directly or indirectly, any compensation from TIP Inc. other than for service as a member of the TIP Inc. Board and its committees. All proposed members of the Audit Committee will be financially literate (as defined under NI 52-110).

For the relevant education and experience of each of the members of the Audit Committee, please refer to the biographies of Mr. Kroloff, Mr. Lacavera and Mr. Mohamed in “Directors and Executive Officers — Biographies” in this prospectus.

Pre-Approval Policies and Procedures

The Audit Committee will adopt requirements regarding pre-approval of non-audit services as part of its Audit Committee Mandate. The Audit Committee Mandate will require that the Audit Committee must approve in advance any retainer of the auditors to perform any non-audit service to TIP Inc. (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the TIP Inc. Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

External Audit Service Fees

All audit and non-audit services to be provided by TIP Inc.’s external auditor will be required to be pre-approved by the Audit Committee. It is expected that on an annual basis, TIP Inc.’s Audit Committee will pre-approve a budget for certain specific non-audit services such as assistance with tax returns.

CORPORATE GOVERNANCE

Unless otherwise indicated, the following disclosure is based on the present expectations of TIP Inc. in respect of its corporate governance practices and the formal establishment of committees of the TIP Inc. Board described below (without changes to the proposed composition) and the ratification and adoption of their respective proposed mandates (without any material modifications) will occur following completion of the Arrangement. However, such disclosure remains subject to revision prior or subsequent to the Effective Date. See “Notice to Readers” in this prospectus.

Statement of Corporate Governance Practices

TIP Inc.’s corporate governance disclosure obligations are set out in the Canadian Securities Administrators’ NI 58-101, NP 58-201 and NI 52-110. These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines.

Set out below is a description of TIP Inc.’s anticipated approach to corporate governance in relation to the Guidelines.

Board of Directors

On the Effective Date, it is expected that the TIP Inc. Board will be comprised of seven directors: John W. Stanton, Brad J. Horwitz, Theresa E. Gillespie, Reza Satchu, Nadir Mohamed, Mark Kroloff and Anthony Lacavera. By approving the Arrangement Resolution, Alignvest Shareholders will be deemed to have approved the proposed directors of TIP Inc., who are formally appointed pursuant to the Arrangement. Up to two (2) additional directors may be appointed at or shortly following closing.

The primary function of the TIP Inc. Board will be to supervise the management of the business and affairs of TIP Inc., including the responsibility for the strategic planning process, risk management, succession planning, approving and communicating a communications policy and disclosure policy, setting internal controls, corporate governance, senior management compensation and oversight, director compensation and assessment and approving material transactions and contracts. The TIP Inc. Board will also be responsible for reviewing the succession plans for TIP Inc., including appointing, training and monitoring senior management to ensure that the TIP Inc. Board and management have appropriate skill and experience. The TIP Inc. Board will establish an Audit Committee and C&CG Committee. See “Directors and Executive Officers” in this prospectus for a chart setting out the membership of each of the proposed committees of the TIP Inc. Board.

Following the Effective Date, the TIP Inc. Board will adopt a majority voting policy for the election of directors. For a description of such proposed policy, see “Directors and Executive Officers — Majority Voting Policy” in this prospectus.

The TIP Inc. Board will delegate to the applicable committee those duties and responsibilities set out in each committee’s proposed mandate. The primary mandate of the Audit Committee will be to provide assistance to the TIP Inc. Board in fulfilling its responsibility to TIP Inc. Shareholders, potential shareholders and the investment community, to oversee the work and review the qualifications and independence of the external auditors of TIP Inc., to review the financial statements of TIP Inc. and public disclosure documents containing financial information and to assist TIP Inc. with the legal compliance and ethics programs as established by management and by the TIP Inc. Board and as required by law.

The primary mandate of the C&CG Committee with respect to compensation will be to approve corporate goals and objectives relevant to the compensation of TIP Inc.’s CEO and to make recommendations with respect to TIP Inc.’s CEO compensation based on its evaluation, to recommend compensation arrangements for the directors, committee members and chairs, and the TIP Inc. Chairman, to administer and interpret the incentive compensation and equity compensation plans, and to approve the appointment, compensation and terms of employment for TIP Inc.’s CFO and senior management of TIP Inc. The primary mandate of the C&CG Committee with respect to corporate governance will be to assess the effectiveness of the TIP Inc. Board, of committees of the TIP Inc. Board and of the directors of the TIP Inc. Board, to recommend to the TIP Inc. Board candidates for election as directors and candidates for appointment to Board committees and to advise the TIP Inc. Board on enhancing TIP Inc.’s corporate governance through a continuing assessment of TIP Inc.’s approach to corporate governance.

Independence of the TIP Inc. Board

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with TIP Inc. A “material relationship” is in turn defined as a relationship which could, in the view of the TIP Inc. Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular director is an “independent director” or a “non-independent director”, the TIP Inc. Board will consider the factual circumstances of each director in the context of the Guidelines.

It is expected that the TIP Inc. Board will be comprised of seven members. Bradley J. Horwitz is not considered independent for the purposes of NI 58-101 because he will be part of management of TIP Inc. John W. Stanton and Theresa Gillespie are not considered independent for the purposes of NI 58-101 because of their respective equity ownership in, and prior role with, Trilogy. Reza Satchu is not considered independent for the purposes of NI 58-101 because he was, prior to the Effective Date, an executive officer of Alignvest, TIP Inc.’s predecessor company.

Chairman and Lead Director

John W. Stanton will serve as the Chairman of TIP Inc. The Chairman will be responsible for the management, development and effective functioning of the TIP Inc. Board and will provide leadership in every aspect of its work. As Mr. Stanton is not independent for the purposes of NI 58-101, it is expected that TIP Inc. will appoint Nadir Mohamed as the Lead Director of the TIP Inc. Board. The position descriptions for TIP Inc.’s Chairman and Lead Director will set out the Chairman’s and the Lead Director’s key responsibilities. The Lead Director and each committee can also engage outside consultants without consulting management. This helps ensure they receive independent advice as they feel necessary.

Meeting in-camera

The TIP Inc. Board and committees will hold regularly scheduled meetings without management and non-independent directors. These discussions will generally form part of the committee chairs’ reports to the TIP Inc. Board. TIP Inc.’s Chairman will encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Succession planning

The C&CG Committee (with the advice of TIP Inc.’s Chairman) will provide primary oversight of succession planning for senior management, the performance assessment of TIP Inc.’s CEO, and TIP Inc. CEO’s assessments of the other senior officers. The C&CG Committee will conduct in-depth reviews of succession options relating to senior management positions and, when appropriate, will approve the rotation of senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of internal candidates for senior management positions. The C&CG Committee will have an emergency succession plan and contingency plan for TIP Inc.’s CEO for a scenario in which the CEO suddenly and unexpectedly was unable to perform his duties for an extended period.

The independent directors will participate in the assessment of the performance of TIP Inc.’s CEO every year. The TIP Inc. Board will approve all appointments of executive officers.

Board Mandate

The TIP Inc. Board will be responsible for the overall stewardship of TIP Inc. The TIP Inc. Board will discharge this responsibility directly and through delegation of specific responsibilities to committees of the TIP Inc. Board, TIP Inc.’s Chairman and Lead Director, and officers of TIP Inc., all as more particularly described in the TIP Inc. Mandate that will be adopted by the TIP Inc. Board. The proposed TIP Inc. Board Mandate is attached as Appendix I to this prospectus.

Position Descriptions

The TIP Inc. Board will have written position descriptions for TIP Inc.’s Chairman, Lead Director, chairs of each of the committees of the TIP Inc. Board and TIP Inc.’s CEO. TIP Inc.’s Board Mandate and the committee mandates for the Audit Committee and C&CG Committee will set out in writing the roles of the TIP Inc. Board and the committees in supervising management of TIP Inc.

Director Term Limits/Mandatory Retirement

The TIP Inc. Board will consider the matters of term limits and mandatory retirement. At this time, TIP Inc. does not expect that these types of policies would be appropriate for the TIP Inc. Board. TIP Inc. believes that a rigorous self-evaluation process combined with input from an external third party governance firm would be a more effective and transparent manner to ensure that TIP Inc.’s directors add value and remain strong contributors.

Diversity

Board of Directors

TIP Inc. recognizes the benefits that diversity brings to the company. The TIP Inc. Board will aim to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting TIP Inc. This belief in diversity will be reflected in a written Diversity Policy that will be adopted by the TIP Inc. Board. The Diversity Policy will state that the TIP Inc. Board should include individuals from diverse backgrounds, having regard to, among other things, gender, status, age, business experience, professional expertise, education, nationality, race, culture, language, personal skills and geographic background. Accordingly, consideration of whether the diverse attributes highlighted in the policy are sufficiently represented on the TIP Inc. Board will be an important component of the selection process for new TIP Inc. Board members.

One of the seven proposed directors of TIP Inc. is female, representing 14.3% of the proposed members of the TIP Inc. Board. TIP Inc. recognizes the value of the contribution of members with diverse attributes on the TIP Inc. Board and will be committed to ensuring that there is representation of women on the TIP Inc. Board. However, TIP Inc. does not intend to establish a target regarding the number of women on the TIP Inc. Board. TIP Inc. believes a target would not be the most effective way of ensuring the TIP Inc. Board is comprised of individuals with diverse attributes and backgrounds. TIP Inc. will, however, evaluate the appropriateness of adopting targets in the future.

Management

TIP Inc. believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. TIP Inc. recognizes the value of ensuring that TIP Inc. has leaders who are women. TIP Inc. will work to develop its employees internally and provide them with opportunities to advance their careers. TIP Inc. will build a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization. One of the objectives of this initiative will be to ensure that there are highly-qualified women within TIP Inc. available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its leadership team, both at the corporate level and business vertical level, TIP Inc. will weigh a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.

None of the proposed executive officers of TIP Inc. are female. TIP Inc. does not intend to establish a target regarding the number of women in executive officer or senior leadership positions. TIP Inc. believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within TIP Inc. and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. TIP Inc. will, however, evaluate the appropriateness of adopting targets in the future.

Orientation and Continuing Education

As set out in the proposed TIP Inc. Board Mandate, TIP Inc. will have a policy of making a full initial orientation and continuing education process available to Board members. All new directors are expected to be provided with an initial orientation regarding the nature and operation of TIP Inc.’s business and the affairs of TIP Inc. and as to the role of the TIP Inc. Board and its committees, as well as the legal obligations of a director of TIP Inc. Existing directors will also be periodically updated on these matters.

In order to orient new directors as to the nature and operation of TIP Inc.’s business, they will be given the opportunity to meet with key members of the management team to discuss TIP Inc.’s business and activities. In addition, new directors will receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of TIP Inc.

TIP Inc.’s Board members will be expected to keep themselves current with industry trends and developments and will be encouraged to communicate with management and, where applicable, auditors, advisors and other consultants of TIP Inc. Board members will have access to TIP Inc.’s in-house and external legal counsel in the event of any questions or matters relating to TIP Inc. Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. TIP Inc. Board members have full access to TIP Inc.’s records.

TIP Inc. will provide on-going continuous education programs through key business area presentations, business updates and operations site visits as appropriate.

Nomination of Directors

The C&CG Committee’s role will be to recommend to the TIP Inc. Board candidates for election as directors and candidates for appointment to TIP Inc. Board committees as set out in the C&CG Committee Mandate. TIP Inc.’s Chairman will also consult with the C&CG Committee regarding candidates for nomination or appointment to the TIP Inc. Board.

Ethical Business Conduct

The TIP Inc. Board expects to adopt a Code of Business Conduct and Ethics (the “Code of Ethics”), a written code of business conduct and ethics for TIP Inc.’s directors, officers and employees that sets out the TIP Inc. Board’s expectations for the conduct of such persons in their dealings on behalf of TIP Inc. The TIP Inc. Board will establish confidential reporting procedures in order to encourage employees, directors and officers to raise concerns regarding matters addressed by the Code of Ethics on a confidential basis free from discrimination, retaliation or harassment. Employees who violate the Code of Ethics may face disciplinary actions, including dismissal.

The Code of Ethics will be designed to deter wrongdoing and promote honest and ethical conduct; avoidance of conflicts of interests; confidentiality of corporate information; protection and proper use of corporate assets and opportunities; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of any violations of the Code of Ethics; accountability for adherence to the Code of Ethics; and TIP Inc.’s culture of honesty and accountability. A copy of the Code of Ethics may be obtained once adopted by contacting TIP Inc. and requesting a copy from its investor relations contact by mail at Suite 400, 155 108th Avenue NE, Bellevue, Washington, USA 98004.

The TIP Inc. Board will monitor compliance with the Code of Ethics by delegating responsibility for investigating and enforcing matters related to the Code of Ethics to management, who will report breaches of the Code of Ethics to TIP Inc.’s General Counsel & Corporate Secretary. Any such investigations and resolutions of complaints will be reviewed by the General Counsel & Corporate Secretary who will report annually to TIP Inc.’s Board thereon. Certain of the matters covered by the Code of Ethics will also be subject to Audit Committee oversight. Any employee who becomes aware of a violation of the Code of Ethics will be required to report the violation to a member of management. Directors and executive officers will be required by applicable law and the Code of Ethics to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law, the Code of Ethics and principles of sound corporate governance will require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and where required by applicable law abstain from voting with respect to the agreement or transaction. The C&CG Committee will be responsible for monitoring such conflicts of interest under the Code of Ethics. The TIP Inc. Board will delegate the communication of the Code of Ethics to employees and to management who will be expected to encourage and promote a culture of ethical business conduct.

Board and Committee Assessment

The C&CG Committee’s role will be to assess the effectiveness of the TIP Inc. Board as a whole, the committees of the TIP Inc. Board and the contribution of individual directors.

Audit Committee

It is expected that the Audit Committee will be comprised of three directors of TIP Inc., Mark Kroloff, Anthony Lacavera and Nadir Mohamed, all of whom are expected to be independent and financially literate for purposes of NI 52-110. The role and operation of the Audit Committee are set out in TIP Inc.’s proposed Audit Committee Mandate, the text of which is included as Appendix H to this prospectus. See “Audit Committee” above in this prospectus for further information.

The members of the Audit Committee will be appointed annually by the TIP Inc. Board, and each member of the Audit Committee will serve at the pleasure of the TIP Inc. Board until the member resigns, is removed, or ceases to be a member of the TIP Inc. Board.

C&CG Committee

It is expected that the C&CG Committee will be comprised of three directors. Two of the three expected members of the C&CG Committee, Mark Kroloff and Nadir Mohamed, are expected to be considered “independent” as defined in NI 58-101. It expected that John W. Stanton, who is not considered “independent” as defined in 58-101, will also be a member of the C&CG Committee. However, Mr. Stanton is not expected to receive, directly or in directly, any compensation from TIP Inc. The C&CG Committee will conduct its business on the basis of majority approval, which encourages an objective process for determining compensation.

The members of the C&CG Committee will be appointed annually by the TIP Inc. Board, and each member of the C&CG Committee will serve at the pleasure of the TIP Inc. Board until the member resigns, is removed, or ceases to be a member of the TIP Inc. Board.

To fulfil its role in developing TIP Inc.’s approach to compensation issues, the C&CG Committee shall:

(i)	review and approve corporate goals and objectives relevant to the compensation of TIP Inc.’s CEO;

(ii)

evaluate the performance of TIP Inc.’s CEO in light of those corporate goals and objectives, and make recommendations to the TIP Inc. Board with respect to the compensation level of TIP Inc.’s CEO based on its evaluation;

(iii)

review the recommendations to the C&CG Committee of TIP Inc.’s CEO respecting the appointment, compensation and other terms of employment of TIP Inc.’s CFO, all senior management reporting directly to TIP Inc.’s CEO and all other officers appointed by the TIP Inc. Board and, if advisable, approve and recommend for board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(iv)

administer and interpret TIP Inc.’s share compensation agreements and its policies respecting the grant of options or other share-based compensation or the sale of shares thereunder, and review and recommend for approval of the TIP Inc. Board the grant of options thereunder and the terms thereof;

(v)	review TIP Inc.’s pension and retirement arrangements in light of the overall compensation policies and objectives of TIP Inc.;

(vi)

review employment agreements between TIP Inc. and TIP Inc.’s CEO, and between TIP Inc. and executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the C&CG Committee and approval by the TIP Inc. Board;

(vii)

review management’s policies and practices respecting TIP Inc.’s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or directors or amending or extending any such existing personal loans or arrangements;

(viii)	recommend to the TIP Inc. Board for its approval the terms upon which directors shall be compensated, including the Chairman (if applicable) and those acting as committee chairs and committee members;

(ix)

review on a periodic basis the terms of and experience with TIP Inc.’s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(x)	review executive compensation disclosure before TIP Inc. publicly discloses this information;

(xi)	submit a report to the TIP Inc. Board on human resources matters at least annually; and

(xii)

prepare an annual report for inclusion in TIP Inc.’s Management Information Circular to TIP Inc. Shareholders respecting the process undertaken by the committee in its review of compensation issues and prepare a recommendation in respect of the compensation of TIP Inc.’s CEO.

As set out in the proposed C&CG mandate, the C&CG Committee’s role with respect to corporate governance is expected to include, among other things:

(i)

developing and updating a long-term plan for the composition of the TIP Inc. Board that takes into consideration the current strengths, competencies, skills and experience of the TIP Inc. Board members, retirement dates and the strategic direction of TIP Inc., and reporting to the TIP Inc. Board thereon at least annually;

(ii)

undertaking on an annual basis an examination of the size of the TIP Inc. Board, with a view to determining the impact of the number of directors, the effectiveness of the TIP Inc. Board, and recommending to the TIP Inc. Board, if necessary, a reduction or increase in the size of the TIP Inc. Board;

(iii)

endeavouring, in consultation with TIP Inc.’s Chairman (or Lead Director, if applicable), to seek to ensure that an appropriate system is in place to evaluate the effectiveness of the TIP Inc. Board as a whole, each of the committees of the TIP Inc. Board and each individual director of the TIP Inc. Board with a view to ensuring that they are fulfilling their respective responsibilities and duties;

(iv)

in consultation with TIP Inc.’s Chairman (or Lead Director, if applicable), and TIP Inc.’s CEO, annually or as required, recruiting and identifying individuals qualified to become new board members and recommending to the TIP Inc. Board new director nominees for the next annual meeting of TIP Inc. Shareholders;

(v)	in consultation with TIP Inc.’s Chairman (or Lead Director, if applicable), annually or as required, recommending to the TIP Inc. Board, the individual directors to serve on the various committees;

(vi)	conducting a periodic review of TIP Inc.’s corporate governance policies and making policy recommendations aimed at enhancing board and committee effectiveness;

(vii)

reviewing overall governance principles, monitoring disclosure and best practices of comparable and leading companies, and bringing forward to the TIP Inc. Board a list of corporate governance issues for review, discussion or action by the TIP Inc. Board or its committees;

(viii)

reviewing the disclosure in TIP Inc.’s public disclosure documents relating to corporate governance practices and preparing recommendations to the TIP Inc. Board regarding any other reports required or recommended on corporate governance;

(ix)

proposing agenda items and content for submission to the TIP Inc. Board related to corporate governance issues and providing periodic updates on recent developments in corporate governance to the TIP Inc. Board;

(x)

conducting a periodic review of the relationship between management and the TIP Inc. Board, particularly in connection with a view to ensuring effective communication and the provision of information to directors in a timely manner;

(xi)

reviewing annually the TIP Inc. Board Mandate and the mandates for each committee of the TIP Inc. Board, together with the position descriptions, if any, of each of TIP Inc.’s Chairman, CEO, lead director, director and committee chairs, and where necessary, recommending changes to the TIP Inc. Board;

(xii)	reviewing and recommending the appropriate structure, size, composition, mandate and members for the committees, and recommending for board approval the appointment of each to board committees;

(xiii)	recommending procedures to seek to ensure that the TIP Inc. Board and each of its committees function independently of management;

(xiv)	monitoring conflicts of interest (real or perceived) of both the TIP Inc. Board and management in accordance with the Code, and other policies on conflicts of interest and ethics; and

(xv)	recommending procedures to permit the TIP Inc. Board to meet on a regular basis without management or non-independent directors.

The C&CG Committee is expected to make recommendations for candidates to the TIP Inc. Board and candidates for appointment to various committees of the TIP Inc. Board, and in making such recommendations is expected to consider the competencies and skills that the TIP Inc. Board considers to be necessary for the TIP Inc. Board as a whole to possess, the competencies and skills that the TIP Inc. Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the TIP Inc. boardroom. The responsibility for approving new nominees to TIP Inc.’s Board will fall to the full TIP Inc. Board. The C&CG Committee may also make, where appropriate, recommendations for the removal of a director from the TIP Inc. Board or from a committee of the TIP Inc. Board if he or she is no longer qualified to serve as a director under applicable requirements or for any other reason it considers appropriate.

Key Governance Documents

Following completion of the Arrangement, it will be expected that many policies and practices will support the corporate framework at TIP Inc. The following documents will constitute key components of TIP Inc.’s corporate governance system and are expected to be made available by TIP Inc. subsequent to completion of the Arrangement:

•	Code of Business Conduct and Ethics

•	Board of Directors Mandate

•	Audit Committee Mandate

•	C&CG Committee Mandate

•	Majority Voting Policy for Director Elections

•	Chair of the TIP Inc. Board Position Description

•	Lead director of the TIP Inc. Board Position Description

•	CEO of TIP Inc. Position Description

•	Diversity Policy

•	Disclosure and Insider Trading Policy

STOCK EXCHANGE LISTING

It is a mutual condition precedent to the completion of the Arrangement that the TSX shall have approved the Arrangement as qualifying as Alignvest’s “qualifying acquisition” within the meaning of Part X of the TSX Company Manual.

RISK FACTORS

Below are certain risk factors relating to TIP Inc. that Alignvest Shareholders should carefully consider in connection with and following the Arrangement. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus.

Risks Related to TIP Inc.’s Business

Trilogy has incurred losses in the past and TIP Inc. may incur losses in the future.

For the years ended December 31, 2015, 2014 and 2013, the net loss attributable to Trilogy was $52.1 million, $47.1 million and $46.0 million, respectively. TIP Inc. may continue to incur losses in the future following the Effective Date. See “Management’s Discussion and Analysis of Trilogy” in this prospectus. Future performance will depend, in particular, on TIP Inc.’s ability to generate demand and revenue for TIP Inc.’s services, to maintain existing subscribers and to attract new subscribers.

Risks Related to Indebtedness of Trilogy

TIP Inc. may not be able to refinance the principal amount of its Existing Notes and other substantial indebtedness. Trilogy’s financial statements state that there is substantial doubt about Trilogy’s ability to continue as a going concern.

Following the Arrangement, the Existing Notes ($450 million principal amount, maturing on May 15, 2019) will continue to be outstanding. The Existing Notes require that significant interest payments be made on a semi-annual basis through that date. Although TIP Inc. wishes to apply approximately $150 to $200 million of the proceeds of the Arrangement to the repayment of a portion of the Existing Notes, the Existing Notes may be redeemed only in whole but not in part. Therefore, TIP Inc. may not be able to retire any of the Existing Notes unless it can arrange refinancing for the entire balance of the Existing Notes, which cannot be assured. Even if TIP Inc. is able to refinance the Existing Notes, it will still have a significant principal amount of indebtedness outstanding at high interest rates.

TIP Inc.’s operating cash flow alone may not be sufficient to make the interest payments for the Existing Notes or repay the principal amount of the Existing Notes at maturity. TIP Inc.’s inability to make interest payments or failure to extend the maturity date of, or refinance, the principal amount of the Existing Notes could lead to foreclosure on the collateral securing the Existing Notes, could materially adversely affect TIP Inc.’s business, financial condition and prospects and could lead to a financial restructuring. There can be no assurance that TIP Inc. will be able to make interest payments, repay the principal amount of the Existing Notes, or extend the maturity date of, or refinance, the principal amount of the Existing Notes.

In addition, the Senior Facilities Agreement has approximately $140.6 million principal amount outstanding as of September 30, 2016 and the Bolivian Syndicated Loan has approximately $23.8 million principal amount outstanding as of September 30, 2016. If the principal due at maturity of the remaining principal amount of the Bolivian Syndicated Loan or the Senior Facilities Agreement cannot be refinanced, or repaid with proceeds of capital transactions, such as new equity capital, TIP Inc.’s operating cash flow may not be sufficient to repay the Senior Facilities Agreement or the Bolivian Syndicated Loan. There can be no assurance that TIP Inc. will be able to borrow funds on acceptable terms, if at all, to refinance these credit facilities at or before the time they mature or alternatively raise the necessary equity capital, or be able to repay the principal, when due, of the Senior Facilities Agreement or the Bolivian Syndicated Loan.

Since Trilogy’s existing indebtedness is (and to the extent any future indebtedness is) secured by its equity interests in certain of its subsidiaries and/or their assets, if TIP Inc. cannot refinance or pay this debt when due, the lenders could foreclose on their security, and TIP Inc. would lose all or a material portion of its operations. Even if TIP Inc. is able to refinance the Existing Notes, the Senior Facilities Agreement or the Bolivian Syndicated Loan, prevailing interest rates or other factors at the time of refinancing may result in higher interest rates paid by TIP Inc. or its subsidiaries, as applicable. TIP Inc.’s indebtedness could have further negative consequences for TIP Inc., such as requiring it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow from operations to fund working capital, capital expenditures and other general corporate purposes, and limiting flexibility in planning for, or reacting to, changes in TIP Inc.’s business or industry or in the economy.

Each of Trilogy and TIP Inc. is a holding company and depends on distributions from its subsidiaries to fulfill its obligations, including, with respect to Trilogy, under the Existing Notes.

Trilogy is and TIP Inc. will become a holding company. Trilogy’s subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to Trilogy or TIP Inc. or to pay its obligations, other than, with respect to several of Trilogy’s subsidiaries that are also holding companies, under their guarantees of the Existing Notes. Trilogy’s ability to service its debt obligations, including its ability to pay the interest on and the remaining principal amount of the Existing Notes or any refinancing thereof when due, will depend upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Trilogy by its subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to Trilogy imposed by law or contained in credit agreements or other agreements permitted under the Existing Notes Indenture to which such subsidiaries may be subject. In particular, in order to fund Trilogy’s growth strategy and network expansion in New Zealand, 2degrees entered into the Senior Facilities Agreement, which as of September 30, 2016 had a current outstanding balance of $140.6 million, based on the exchange rate at September 30, 2016. This financing agreement contains terms which limit or prohibit the ability of 2degrees to make payments or distributions to Trilogy. Accordingly, there can be no assurance that Trilogy’s subsidiaries will generate sufficient earnings to make cash dividends, distributions or other transfers sufficient to satisfy Trilogy’s obligation to pay the interest on and the remaining principal amount of the Existing Notes when due; even if Trilogy’s subsidiaries generate sufficient earnings, there can be no assurance that they will be permitted to make such cash dividends, distributions or transfers.

Further, TIP Inc.’s sole material asset will be its equity interest in Trilogy. Due to restrictions under the Existing Notes Indenture, Trilogy’s ability to make distributions to TIP Inc. to fund the payment by TIP Inc. of its obligations is limited. There can be no assurance that TIP Inc. will be able to raise additional funds, whether to pay such obligations or to fund further investment in Trilogy, in light of the significant amount of outstanding indebtedness of Trilogy and its subsidiaries.

TIP Inc.’s substantial indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations under the agreements governing its indebtedness.

Trilogy has, and TIP Inc. will continue to have following the Arrangement, substantial indebtedness with significant consolidated interest expense. As of September 30, 2016, Trilogy had consolidated indebtedness of $618.4 million outstanding, excluding unamortized discounts and deferred financing costs. Following the Arrangement, TIP Inc. is expected to have net indebtedness of $300.8 million, assuming no redemptions of Alignvest Class A Restricted Voting Shares. See the TIP Inc. Pro Forma Financial Statements and “Summary Financial Information” for additional information and redemption scenarios. The restrictions contained in the agreements governing TIP Inc.’s indebtedness, including the Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement limit TIP Inc.’s, Trilogy’s and their operating subsidiaries’ ability to incur additional indebtedness. Any indenture governing indebtedness to refinance the Existing Notes, whether entered into by TIP Inc. or any of its subsidiaries, may contain similar restrictions. TIP Inc.’s high level of indebtedness could have important consequences and significant effects on TIP Inc.’s business, including the following:

•	limiting TIP Inc.’s ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service or other general corporate purposes;

•	requiring TIP Inc. to use a substantial portion of its available cash flow to service its debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing TIP Inc.’s vulnerability to general economic downturns and adverse industry conditions;

•	limiting TIP Inc.’s flexibility in planning for, or reacting to, changes in TIP Inc.’s business and in its industry in general;

•	placing TIP Inc. at a competitive disadvantage compared to its competitors that are not as highly leveraged, as TIP Inc. may be less capable of responding to adverse economic conditions;

•	restricting the way TIP Inc. conducts its business because of financial and operating covenants in the agreements governing TIP Inc. and its subsidiaries’ existing and future indebtedness, including, in the case of certain foreign subsidiaries which may enter into separate credit facilities, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to TIP Inc.;

•	increasing the risk of TIP Inc. failing to satisfy its obligations with respect to its debt instruments and/or complying with the financial and operating covenants contained in TIP Inc. or its subsidiaries’ debt instruments which, among other things, may require TIP Inc. or its subsidiaries to maintain a specified covenant ratio and limit TIP Inc.’s ability to incur debt and sell assets, which could result in an event of default under the agreements governing TIP Inc.’s debt instruments that, if not cured or waived, could have a material adverse effect on TIP Inc.’s business, financial condition and operating results;

•	increasing TIP Inc.’s cost of borrowing;

•	preventing TIP Inc. from raising the funds necessary to repurchase outstanding debt upon the occurrence of certain changes of control, which would constitute an event of default under TIP Inc.’s debt instruments;

•	limiting TIP Inc.’s ability to reinvest in technology and equipment;

•	restricting TIP Inc.’s ability to introduce products and services to its subscribers;

•	limiting TIP Inc.’s ability to make strategic acquisitions or exploit other business opportunities; and

•	impairing TIP Inc.’s relationships with large, sophisticated subscribers and suppliers.

If TIP Inc. or its subsidiaries fails to make any required payment under the Existing Notes Indenture, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement or under any refinancing indebtedness or to comply with any of the financial and operating covenants included in Existing Notes Indenture, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement, or under any refinancing indebtedness, TIP Inc. or its subsidiaries will be in default. The lenders under such facilities could then vote to accelerate the maturity of the indebtedness and foreclose upon TIP Inc.’s subsidiaries’ assets securing such indebtedness. TIP Inc.’s other creditors might then have the right to accelerate other indebtedness. If any of TIP Inc.’s or its subsidiaries’ other creditors accelerate the maturity of the portion of TIP Inc.’s indebtedness held by such creditors, TIP Inc. and its subsidiaries may not have sufficient assets to satisfy the obligations under the Existing Notes, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement or its other indebtedness.

Despite TIP Inc.’s significant indebtedness level, TIP Inc. and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with TIP Inc.’s substantial leverage.

TIP Inc. and its subsidiaries may incur significant additional indebtedness following the Effective Date to finance capital expenditures, investments or acquisitions, or for other general corporate purposes. Although the Existing Notes Indenture and the credit agreements governing the Senior Facilities Agreement and the Bolivian Syndicated Loan contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness TIP Inc. can incur in compliance with these restrictions could be substantial. TIP Inc. may also seek and obtain majority noteholder consent to issue additional indebtedness notwithstanding these restrictions. Moreover, the Existing Notes Indenture does not impose any limitation on TIP Inc.’s incurrence of indebtedness or on TIP Inc.’s or its restricted subsidiaries’ incurrence of liabilities that are not considered “Indebtedness” under the Existing Notes Indenture, nor will it impose any limitation on liabilities incurred by subsidiaries that are or may in the future be designated as “unrestricted subsidiaries.” If TIP Inc. incurs additional debt, the risks associated with TIP Inc.’s substantial leverage would increase.

Subsidiaries that are designated as “unrestricted subsidiaries” for purposes of the Existing Notes Indenture are not subject to the restrictive covenants in the Existing Notes Indenture applicable Trilogy and its “restricted subsidiaries”. However, Trilogy is limited in its ability to designate a subsidiary as an “unrestricted subsidiary” as the amount of investments it can make in “unrestricted subsidiaries” are treated for purposes of the Existing Notes Indenture as investments in unaffiliated third parties. Currently, none of Trilogy’s subsidiaries are designated as “unrestricted subsidiaries”.

TIP Inc. may not be able to refinance its indebtedness; downgrades in its credit ratings could increase TIP Inc.’s cost of borrowing.

TIP Inc.’s cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the debt ratings assigned to Trilogy by the major credit rating agencies. Trilogy’s corporate family rating with Moody’s and S&P is currently B3 and B-, respectively, and the Existing Notes are rated Caa1 and CCC, respectively. There can be no assurance that any rating assigned to the Existing Notes or TIP Inc.’s corporate rating will remain for any given period of time following the Effective Date. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A decrease in these ratings would likely increase TIP Inc.’s cost of borrowing and/or make it more difficult for it to obtain financing. See “Trilogy Credit Ratings” for additional information on Trilogy’s credit ratings.

TIP Inc. may not have sufficient financial resources to achieve its objectives and pursue its growth strategy, and raising additional funds for this purpose could be problematic.

Even if TIP Inc. is able to refinance the remaining principal amount of the Existing Notes, it may not have sufficient financial resources to expand and upgrade its businesses. Factors such as declines in the international or local economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and natural disasters may reduce its operating cash flow. In addition, indebtedness outstanding under various financing arrangements will require repayment over the upcoming years. TIP Inc.’s and its subsidiaries’ ability to incur additional indebtedness is limited under the Existing Notes Indenture and would likely be limited under any refinancing indebtedness. If TIP Inc. does not achieve its operating cash flow targets, TIP Inc. may be required to curtail capital spending, reduce expenses, abandon some of TIP Inc.’s planned growth and development, seek to sell assets to raise additional funds, or otherwise modify its operations. Alternatively, TIP Inc. may seek additional debt (including, without limitation, high yield debt) or equity and/or restructure or refinance its financing arrangements. There can be no assurance that such funds or refinancing will be available on acceptable terms, if at all. Should needed financing be unavailable or prohibitively expensive when TIP Inc. requires it, TIP Inc. might not remain competitive with other wireless carriers.

Restrictive covenants in the Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement may restrict TIP Inc.’s ability to pursue its business strategies.

The Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on Trilogy and its subsidiaries and may limit TIP Inc.’s, Trilogy’s and their subsidiaries’ ability to engage in acts that may be in their long-term best interests. These agreements governing Trilogy’s indebtedness include covenants restricting, among other things, Trilogy’s and its subsidiaries’ ability to:

•	incur or guarantee additional debt;

•	pay dividends or make distributions to TIP Inc. or redeem, repurchase or retire Trilogy’s subordinated debt;

•	make certain investments;

•	create liens on Trilogy’s or certain of its subsidiaries’ assets to secure debt;

•	create restrictions on the payment of dividends or other amounts to Trilogy from its restricted subsidiaries;

•	enter into transactions with affiliates;

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of Trilogy’s assets;

•	sell assets, including capital stock of Trilogy’s subsidiaries;

•	alter the business that Trilogy conducts; and

•	designate Trilogy’s subsidiaries as unrestricted subsidiaries.

In addition, under the Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond TIP Inc.’s control, and TIP Inc. cannot ensure that it will be able to meet those ratios. 2degrees and NuevaTel were in compliance with such financial covenants as of September 30, 2016, but there can be no assurance that they will continue to be in compliance with such covenants in the future. A breach of any covenant or restriction contained in the Senior Facilities Agreement or the Bolivian Syndicated Loan Agreement could result in a default under those agreements. If any such default occurs, the lenders under these senior secured credit facilities may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding indebtedness, together with accrued and unpaid interest and other amounts payable under such indebtedness, to be immediately due and payable. In addition, the acceleration of debt under these senior secured credit facilities or the failure to pay that debt when due would, in certain circumstances, cause an event of default under the Existing Notes Indenture (or likely under any refinancing indebtedness thereof). The lenders under these senior secured credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under these senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under these senior secured credit facilities or the notes were to be accelerated, TIP Inc.’s assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Trilogy may be required to make an offer to purchase all of the Existing Notes, but may not be able to satisfy this obligation.

In connection with the Arrangement Agreement, Trilogy and the holders of the Existing Notes agreed to amend the Existing Notes Indenture, to, among other things, permit Trilogy to consummate the Arrangement and the transactions to be entered into in connection therewith without such Arrangement Agreement and related transactions constituting a “Change of Control” under the indenture. Such amendment shall become operative upon the confirmation to the trustee under the Existing Notes Indenture that the Arrangement Agreement has been consummated and that Alignvest and/or certain other affiliates of Trilogy have invested in the aggregate a minimum of $125,000,000 in Trilogy since November 1, 2016 or in connection with the consummation of the Arrangement Agreement.

If the amendment does not become operative, for example, because Alignvest and/or certain other affiliates of Trilogy fail to invest a minimum of $125 million in Trilogy (which, given the Alignvest $135 million minimum cash requirement and the additional $68 million in equity financing that has been committed, is not expected to occur) completion of the Arrangement will constitute a “Change of Control” under the Existing Notes Indenture, requiring Trilogy within 60 days thereafter to make an offer to purchase all $450 million principal amount of Existing Notes at a price of 101% of the principal amount thereof plus accrued interest. If all or a significant portion of the holders of the Existing Notes elected to have their notes purchased pursuant to the offer, Trilogy may not have sufficient proceeds from the Arrangement nor other available funds to satisfy its purchase obligation. Although it is not necessarily likely that a significant portion of the holders will elect to have their Existing Notes repurchased, TIP Inc. would seek, if required, to arrange financing to provide the additional cash which may become necessary to satisfy Trilogy’s purchase obligation; but there can be no assurance that it will be able to arrange such financing, or that it will not be very expensive to do so. Failure to satisfy this purchase obligation would be an Event of Default under the Indenture which would have a material adverse effect on TIP Inc.

Political and Regulatory Risks

Bolivia and other countries in which TIP Inc. may do business in the future present significant political, social, economic and legal risks, which could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

Bolivia and other countries in which TIP Inc. may operate in the future present significant political, social, economic and legal challenges that could have a material adverse effect on TIP Inc.’s business, financial condition and prospects. These include (i) governments that are unpredictable and may even become hostile to foreign investment, which could result in expropriation or nationalization of TIP Inc.’s operations, (ii) possible civil unrest fueled by economic and social crises, insurrection, violent protests, terrorism and criminal activities (including kidnappings, extortion, gang-related activities and organized crime), which can, among other things, impair TIP Inc.’s normal business operations, intimidate TIP Inc.’s local personnel, interfere with the operation of TIP Inc.’s communications systems and result in the loss of local management, (iii) political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions, (iv) political corruption and arbitrary enforcement of laws or the adoption of unreasonable or punitive policies, (v) economic disruptions, such as failures of the local banking system and (vi) the lack or poor condition of physical infrastructure, including transportation and basic utility services (such as power and water).

Similarly, changes in political structure or leadership, or in laws and policies that govern operations of overseas-based companies, or changes to, or different interpretations or implementations of, foreign tax laws and regulations, could have a material adverse effect on TIP Inc.’s business, financial condition and prospects. High levels of corruption of governmental officials and failure to enforce existing laws also expose TIP Inc. to uncertainties, which could have a material adverse effect on TIP Inc.’s business, financial condition and prospects. In Bolivia and in other countries in which it may operate in the future, the only legal recourse available to TIP Inc. may be limited to the internal legal system of the relevant country. Because the legal and court systems in Bolivia and many other countries are not highly developed and may be subject to political influence and other inherent uncertainties, it could be more difficult to obtain a fair or unbiased resolution of disputes. TIP Inc. has been unable to procure insurance against political risks (such as losses due to expropriation) at affordable rates and is currently uninsured against such risks.

In Bolivia, TIP Inc. is exposed to political risk, such as expropriation or punitive taxation, by virtue of the socialist government’s treatment of the private sector. Evo Morales was inaugurated as President on January 22, 2006, re-elected in 2009 for a five-year term and won reelection in 2014. Mr. Morales’s current term ends in 2020. Although a referendum in February 2016 rejected a proposed constitutional amendment that would have permitted President Morales to run for a fourth term in 2025, it is possible that President Morales may yet seek authority for an additional term through another referendum or by other means.

President Morales campaigned on a populist platform. He has compelled private businesses to pay additional annual bonuses to employees and has forced annual salary increases and has nationalized or initiated plans to nationalize businesses that use or exploit Bolivian national resources, such as its natural gas reserves. While Bolivia’s constitution grants citizens and foreigners the right to private property, it stipulates that the property must serve a social or economic function. If the government determines that an item of property is not sufficiently useful in this regard (according to its own criteria, which can be difficult to interpret), the constitution allows the government to expropriate the property. Between 2006 and 2014, the Bolivian government re-nationalized a number of companies that were once owned by the state (but privatized in the 1990s), including upstream and mid-stream energy companies, and certain industrial plants. In 2008, the Bolivian government reacquired, by expropriation from Telecom Italia, the interest in NuevaTel’s competitor, Entel, which Telecom Italia had previously acquired from the Bolivian government. To take control of these companies, the government forced private entities to sell shares to the government, and often at below market prices.

In recent years, President Morales and senior members of his government have declared that the Bolivian government does not intend to undertake additional significant nationalizations. The Bolivian legislature has passed new foreign investment and arbitration codes and the Bolivian government has conducted trade missions to encourage foreign direct investment in Bolivia. However, there can be no assurance that, despite recent pronouncements to the contrary, the administration of President Morales will not seek to nationalize telecommunications carriers, including NuevaTel, in the future.

The wireless communications market is heavily regulated; TIP Inc. is exposed to regulatory risks in the countries in which it operates; and changes in laws and regulations could adversely affect TIP Inc.

TIP Inc.’s business is heavily regulated in both of the countries in which it operates and it should be expected that pervasive regulation will apply to the operations of TIP Inc. in other countries in which it may operate in the future. The regulatory environment is often unpredictable. New restrictions on TIP Inc.’s business or new fees or taxes may be imposed arbitrarily and without advance notice. Regulators may adopt exceptionally strict or even punitive interpretations of applicable laws and regulations, purporting to find violations that would entitle the government to collect fines or even revoke essential licenses.

Changes in the regulation of TIP Inc.’s activities, such as increased or decreased regulation affecting prices, the terms of the interconnect agreements with landline telephone networks or wireless operators, environmental or cell siting regulations, or requirements for increased capital investments, could have a material adverse effect on TIP Inc.’s business, financial condition and prospects. Significant changes in the ownership of TIP Inc., in the composition of its board of directors, or in its management of its subsidiaries, could provide regulators in the countries where TIP Inc. operates with opportunities require that it or its subsidiaries seek governmental consent for changes in control over the businesses that TIP Inc. operates or provide regulators with an opportunity to impose new restrictions on TIP Inc. and its subsidiaries. Similarly, if TIP Inc. is unable to renew licenses, or can renew its licenses only on terms and conditions that are less favorable to it than the terms and conditions that are currently in place, TIP Inc.’s business, financial condition and prospects could suffer materially adverse consequences.

The Bolivian telecommunications law, enacted on August 8, 2011, requires telecommunications operators to pay a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues; and it authorizes the ATT, Bolivia’s telecommunications regulator to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT is expected to require carriers to implement number portability in 2017, and it recently announced that it may entitle customers to retain service credit balances that were previously subject to expiration if not used over a period of 60-90 days (depending on the nature of the service involved). Specifics regarding this apparent policy change have not been provided and the possible impact on NuevaTel cannot be determined at this time. The ATT has also conditioned the 4G licenses it awarded to Tigo and NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96 month period from urban to rural areas. NuevaTel has met its initial 4G launch commitments; however, it anticipates that deployment costs will increase as it penetrates less densely populated regions.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers and the manner in which they maintain their networks. In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning service quality deficiencies in 2010 and a service outage in 2015. NuevaTel has succeeded in many cases in convincing the ATT to dismiss or materially reduce its fines, and NuevaTel believes it has strong defenses against the imposition of significant fines in the matters currently under investigation. However, NuevaTel can provide no assurance that it will succeed in eliminating fines in these cases or in avoiding significant fines in the future.

NuevaTel’s licensing contracts also typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carries are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be under less attractive terms than NuevaTel’s current insurance policies, and the terms thereof, or the failure to obtain such a bond, could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

Under Bolivia’s 2011 telecommunications law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, Trilogy cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. The ATT also issued a proposed replacement contract template to NuevaTel in early 2016. NuevaTel has submitted comments on the draft to the ATT, expressing concerns about the degree to which the ATT has discretion to revoke licenses based on violations of rules and regulations that do not exist today. It does not know whether the ATT will move forward with efforts to replace NuevaTel’s existing concession as contemplated by the 2011 telecommunications law or whether it will defer further action until NuevaTel’s license approaches its scheduled expiration in November 2019.

Entel, the government-owned wireless carrier, enjoys certain advantages under the telecommunications act. Entel receives all of the universal service tax receipts paid to the government by wireless carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the act excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

New Zealand’s government has adopted regulations that support competition in the telecommunications market. The government’s antitrust regulator, the Commerce Commission, has recently expressed reservations regarding the competitive impact of a proposed merger between Vodafone, one of 2degrees’ competitors, and Sky Network Television, a satellite pay television service provider; however, there can be no assurance that the Commerce Commission will ultimately deny approval for the merger. Similarly, although the government has previously imposed limits on the amount of spectrum that any one party and its associates can hold, and has permitted purchasers of spectrum rights to satisfy the purchase payments over time (both of which assisted 2degrees’ ability to acquire spectrum rights), the government does not have a clear policy to continue these practices.

The New Zealand government’s previous policy has been to offer renewals to existing rights holders and the government is currently considering renewal options, the timing of which is to be determined. The cost of rights renewals cannot be calculated at this time (2degrees’ 1800 and 2100 MHz rights expire in 2021; other rights used by 2degrees expire in 2031 provided 2degrees meets certain payment and service obligations).

TIP Inc. operates in some markets with substantial tax risks and where the laws may not adequately protect TIP Inc.’s shareholder rights.

Taxes payable by TIP Inc.’s subsidiary operating companies may be substantial and TIP Inc. may be unable to reduce such taxes. Furthermore, distributions and other transfers to TIP Inc. from its subsidiary operating companies may be subject to foreign withholding taxes.

The taxation systems in the countries in which TIP Inc. operates are complex and subject to change at the national, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect, which makes tax planning difficult. The countries in which TIP Inc. operates have increasingly turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. For example, in Bolivia, under the telecommunications law enacted by the Bolivian legislature on August 8, 2011, telecommunications operators are subject to a tax of up to 2% of gross revenues that will finance rural telecommunications programs through a new Universal Access Fund.

In addition, the provisions of new tax laws may prohibit TIP Inc. from passing these taxes on to TIP Inc.’s local subscribers. Consequently, these taxes may reduce the amount of earnings that TIP Inc. can generate from its services.

Continuing growth of TIP Inc.’s business will depend on continuing access to adequate spectrum.

The wireless communications industry faces a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. TIP Inc. must continually invest in its wireless network in order to improve TIP Inc.’s wireless service to meet this increasing demand and remain competitive. Improvements in TIP Inc.’s service depend on many factors, including continued access to and deployment of adequate spectrum, including any leased spectrum. If TIP Inc. cannot renew and acquire additional needed spectrum without burdensome conditions or at reasonable cost while maintaining network quality levels, then TIP Inc.’s ability to attract and retain subscribers and therefore maintain and improve its operating margins could be adversely affected.

TIP Inc. may face shortages of products due to the unavailability of critical components.

Regulatory developments regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of minerals used in the manufacture of certain products, including handsets. Although TIP Inc. does not purchase raw materials, manufacture or produce any electronic equipment directly, the regulation may affect some of TIP Inc.’s suppliers. As a result, there may only be a limited pool of suppliers who provide conflict free metals, and TIP Inc. cannot ensure that its operating companies will be able to obtain products in sufficient quantities or at competitive prices. Also, because TIP Inc.’s supply chain is complex, TIP Inc. may face reputational challenges with its subscribers and other stakeholders if TIP Inc. is unable to sufficiently verify the origins for all metals used in the products that TIP Inc. sells.

If TIP Inc. does not comply with anti-corruption legislation, TIP Inc. may become subject to monetary or criminal penalties.

TIP Inc. is subject to compliance with various laws and regulations, including the Canadian Corruption of Foreign Public Officials Act (“CFPOA”), the United States Foreign Corruption Practices Act (“FCPA”) and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. TIP Inc.’s employees are trained and required to comply with these laws, and TIP Inc. is committed to legal compliance and corporate ethics. TIP Inc. operates in Bolivia, which has experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that TIP Inc.’s training and compliance programs will protect it from acts committed by its employees, affiliates or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on TIP Inc.’s business, reputation, financial condition or results of operations.

Competitive, Technology and other Business Risks

TIP Inc. faces intense competition in all aspects of its business.

New Zealand and Bolivia are highly competitive wireless markets and in most cases are dominated by well-established carriers with strong market positions, as is more fully described below. Many of TIP Inc.’s competitors have substantially greater financial, technical, marketing, sales and distribution resources than TIP Inc. does. They are either international carriers with wider global footprints, which enable them to provide service at a lower cost than TIP Inc. is able to provide service, or they are affiliated with a fixed-line provider that enables them to offer bundles of services and subsidies to the wireless business. In Bolivia, NuevaTel competes against an operator, Entel, controlled by the local government that may provide it with a competitive advantage. The wireless communications systems in which TIP Inc. has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol (“VOIP”). As TIP Inc.’s wireless markets mature, TIP Inc. and its competitors must seek to attract an increasing proportion of each other’s subscriber bases rather than first time purchasers of wireless services. Such competitive factors may result in pricing pressure, reduced margins and financial performance, increased subscriber churn and the loss of revenue and market share.

2degrees’and NuevaTel’s competitors have promoted strategies that intensify competition and they could introduce new business strategies that present different forms of competition. 2degrees is the latest entrant into the New Zealand wireless market, having commenced operations in 2009, and faces competition from established companies with much greater numbers of New Zealand subscribers, such as Vodafone, which, as of September 30, 2016, TIP Inc.’s management estimates had a 39% market share, and Spark New Zealand, which, as of September 30, 2016, TIP Inc.’s management estimates had a 38% market share and is also the dominant wireline carrier. By comparison, as of September 30, 2016, TIP Inc.’s management estimates 2degrees had a 23% market share. Vodafone has entered into a merger conditional agreement with Sky Network Television, a New Zealand satellite pay television service, for which approval is required from New Zealand’s antitrust regulator, the Commerce Commission. Along with other telecommunications carriers, 2degrees has filed a submission with the Commerce Commission objecting to the merger on grounds that include that the merger will enable Vodafone to create exclusive video content bundles without any obligation to provide equivalent content or bundles to competitors, or to provide the same on fair commercial terms.

In Bolivia, NuevaTel competes with Entel (which is controlled by the Bolivian government) which, as of September 30, 2016, TIP Inc.’s management estimates had a 44% market share, and Tigo which, as of September 30, 2016, TIP Inc.’s management estimates had a 32% market share. By comparison, as of September 30, 2016, TIP Inc.’s management estimates NuevaTel had a 24% market share. TIP Inc.’s long distance service also competes with Entel, Tigo and other alternative providers.

Moreover, additional licenses may be granted in these markets, which would further increase TIP Inc.’s competitors.

TIP Inc. has limited control over its networks’ call termination costs, roaming revenues and international long distance revenues.

The financial performance of TIP Inc.’s wireless businesses is affected not only by the number of subscribers that it serves and the revenues it generates from local communications services, but also by the costs that TIP Inc.’s networks incur when they deliver TIP Inc.’s subscribers’ calls for termination on other networks. These costs are determined by factors that TIP Inc.’s businesses do not control.

MTRs are a significant cost for new entrants and operators with a small market share because most of their subscribers’ traffic is directed to phones served by other carriers. High MTR costs result in higher operating costs for new entrants and small operators. Furthermore, high MTR costs have been shown to be an important factor in enabling incumbent mobile operators with large market share to defend their dominant positions against new entrants.

Roaming and ILD revenues are important sources of income for TIP Inc.’s operating companies. However, foreign carriers are increasingly aggressive in negotiating lower roaming fees, directing the phones of their subscribers to roam on the network of the carrier in a given market that offers the lowest roaming rates. While TIP Inc. is taking steps to increase the number of carriers to which its networks will provide roaming services, it is probable that roaming revenues will decline over time.

Similarly, wireless carriers that derive a significant portion of their income from ILD services are likely to experience increasing pressure on this source of revenues. Competition from emerging VOIP providers as well as from traditional voice and data carriers is intense, and illegitimate providers using fraudulent methods to route calls internationally to avoid taxes and licensing fees have proliferated.

The wireless market is subject to rapid technology changes, which could result in TIP Inc. having to make substantial capital expenditures or, if TIP Inc. is unable or unwilling to make such capital expenditures, could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

The wireless communications industry continues to face rapid technological change. When TIP Inc. invests in certain wireless technologies, there is a significant risk that the capabilities of the equipment TIP Inc. selects will not perform in accordance with its expectations, cannot be upgraded reliably or efficiently, will not be compatible with other equipment or technologies as market trends require or will prove to be inferior in critical respects to competing technologies. Equipment incorporating new wireless technologies may be unreliable or prove to be incompatible with other elements of network infrastructure operated by TIP Inc. or with equipment used by subscribers to access TIP Inc.’s networks (e.g., handsets and routers). Equipment failures and incompatibility may result in subscriber dissatisfaction, loss of existing subscribers and injury to TIP Inc.’s ability to recruit new subscribers, damage to reputation of TIP Inc.’s operating subsidiaries, the imposition of regulatory fines and sanctions, any of which could adversely affect TIP Inc.’s business, financial condition, and prospects.

New technologies are being developed and the networks of TIP Inc.’s competitors are being upgraded continuously. 4G systems being deployed can deliver value added services that cannot be supplied over 2G or 3G networks efficiently. TIP Inc.’s competitors have launched new or upgraded networks that are designed to support services that use high-speed data transmission capabilities, including internet access and video telephony. If TIP Inc. does not upgrade its existing networks, which will require it to incur substantial cost that it may not have sufficient financial resources to fund, TIP Inc. will likely not be able to compete effectively with respect to data and smartphone services (3G, 4G). If TIP Inc. fails to compete effectively with respect to technological advances by making capital expenditures to upgrade its wireless networks, TIP Inc.’s business, financial condition and prospects could be materially adversely affected.

TIP Inc.’s ability to maintain and to expand its networks efficiently depends on the support provided by its network equipment suppliers; TIP Inc. may be adversely affected if these suppliers fail or decide not to develop technologies in which TIP Inc. has invested or TIP Inc. is not able to obtain governmental clearance to use these suppliers’ intellectual property.

TIP Inc. relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and telecommunications equipment, including network infrastructure, handsets and technical support. While there are numerous suppliers of handsets and accessories, the number of network equipment suppliers is limited and is decreasing. For example, in the past several years, TIP Inc.’s WiMAX equipment supplier in Bolivia announced that it would not continue to develop products using WiMAX technology. While TIP Inc. believes that it has sufficient spare equipment or alternative suppliers for TIP Inc.’s foreseeable needs, long-term network upgrade or expansion plans may require TIP Inc. to establish relationships with new vendors. If TIP Inc. is unable to obtain adequate alternative suppliers of equipment or services in a timely manner or on acceptable commercial terms, TIP Inc.’s ability to maintain and to expand TIP Inc.’s networks may be materially and adversely affected.

TIP Inc. also purchases products from equipment suppliers that incorporate or utilize intellectual property. TIP Inc. and some of TIP Inc.’s equipment suppliers may receive in the future assertions and claims from third parties that the products or software utilized by TIP Inc. or its equipment suppliers infringe on the patents or other intellectual property rights of these third parties. Such claims have been growing rapidly in the wireless industry. TIP Inc. is unable to predict whether TIP Inc.’s business will be affected by any such claims. These claims could require TIP Inc. or an infringing equipment supplier to cease certain activities or to cease selling the relevant products and services. These claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful TIP Inc. could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect TIP Inc.’s results of operations.

Similarly, TIP Inc.’s subsidiaries have been required to obtain governmental clearance for the use of intellectual property that is used in network equipment and applications, particularly those designed for the delivery of data and enhanced services. Approval to install equipment from the preferred provider of certain of these services has been withheld by governmental authorities in the past, resulting in delay and additional expense in deploying substitute equipment. Delays in obtaining such clearances or the inability to obtain them could result in postponements to or cancellations of the delivery of certain services in the future or compel TIP Inc. to seek alternate vendors, or both. Furthermore, when network equipment requires replacing or upgrading in the future, it is possible that TIP Inc. could be required to replace network equipment supplied by its current vendors with equipment procured from alternative providers in order to launch new services or even continue to offer existing services in accordance with applicable regulations; any such replacement might require TIP Inc. to pay higher purchase prices than it would be able to negotiate from its current vendors. TIP Inc. expects its dependence on key equipment suppliers to continue as TIP Inc. develops and introduces more advanced generations of technology.

Most of TIP Inc.’s subscribers receive services on a mobile prepaid basis, exposing TIP Inc. to high rates of subscriber churn.

As of September 30, 2016, approximately 79% of TIP Inc.’s wireless subscribers are prepaid mobile users. Because they do not sign service contracts with a specified duration, they can switch wireless service providers (churn) at any time. If TIP Inc.’s competitors offer new or additional incentives to TIP Inc.’s subscribers to switch wireless service providers – by promoting price discounts or giving away handsets, for example – or if TIP Inc.’s competitors upgrade their networks and provide services TIP Inc. is not capable of providing, the risk of churn will increase. TIP Inc.’s inability to manage subscriber churn levels may have a material adverse effect on TIP Inc.’s business, financial condition and prospects. Trilogy’s average levels of monthly prepaid churn for the years ended December 31, 2015, 2014 and 2013 were 5.9%, 5.8%, and 5.4%, respectively. The Trilogy’s average level of churn for the nine months ended September 30, 2016 was 5.9% .

TIP Inc.’s inability to retain its distributor relationships could adversely affect TIP Inc.’s business.

Independent distributors are responsible for enlisting a significant portion of TIP Inc.’s new subscribers; TIP Inc. also depends on them for topping up (recharging) nearly all of its existing prepaid subscribers’ accounts. The loss of a large number of TIP Inc.’s distributors, or of even a few key distributors, due to financial pressures or to recruitment by TIP Inc.’s wireless competitors could have a material adverse effect on TIP Inc.’s ability to retain existing subscribers and attract new subscribers.

TIP Inc.’s future growth will depend upon its ability to innovate and develop new products.

TIP Inc. expects that a large part of its future growth in the coming years will come from new products and innovation. If TIP Inc. is unable to find attractive new products for its subscribers or support these products with the required capital investment in its networks, this could adversely influence TIP Inc.’s future growth as well as the sustainability of TIP Inc.’s existing business, as subscribers could switch to other providers if they offer better new services than TIP Inc. does.

Furthermore, some of these new products, such as banking services, are complex, involve new distribution channels, and/or are subject to new regulatory and compliance requirements. In addition, some of these new products may involve cash handling, exposing TIP Inc. to additional risk of fraud and money laundering or terrorist financing.

Many of TIP Inc.’s new products can only be accessed with a 3G or 4G handset. The current cost of 3G and 4G handsets is high and often TIP Inc. subsidizes the cost of the handsets to its subscribers. These handset subsidies may put pressure on TIP Inc.’s financial performance and may threaten TIP Inc.’s business model based on affordability as a whole.

TIP Inc.’s business could be negatively impacted by security threats and other material disruptions of TIP Inc.’s wireless networks.

Major equipment failures and the disruption of TIP Inc.’s wireless networks as a result of terrorist attacks, acts of war, cyber-attacks or other breaches of network or information technology security, even for a limited period of time, may result in significant costs, result in a loss of subscribers, impair TIP Inc.’s ability to attract new subscribers, and expose TIP Inc. to significant fines or regulatory sanctions, which in turn could have a material adverse effect on TIP Inc.’s business and financial condition.

In Bolivia, more stringent network performance standards have been mandated by regulatory authorities to ensure quality of service during unforeseen disturbances, and TIP Inc. may be required to make significant investments in TIP Inc.’s existing networks in order to comply with these recently adopted network performance standards.

TIP Inc.’s reputation and financial condition could be harmed if there is failure to protect TIP Inc.’s subscriber information.

TIP Inc.’s networks carry and store a large volume of confidential voice and data traffic. TIP Inc. must provide its subscribers with reliable service and protect the communications, location, and personal information shared or generated by TIP Inc.’s subscribers. TIP Inc. relies upon its systems and networks to provide and support TIP Inc.’s services and, in some cases, to protect its subscribers’ and TIP Inc.’s information. Any major compromise of TIP Inc.’s data or network security could impact TIP Inc.’s reputation, may lead to legal action against TIP Inc. and may lead to a loss of confidence in the security of TIP Inc.’s products and services.

Concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

TIP Inc. does not manufacture devices or other equipment sold by it and generally relies on TIP Inc.’s suppliers to provide it with safe equipment. TIP Inc.’s suppliers are required by applicable law to manufacture their devices to meet certain governmentally imposed safety criteria. However, even if the devices TIP Inc. sells meet the regulatory safety criteria, TIP Inc. could be held liable with the equipment manufacturers and suppliers for any harm caused by products TIP Inc. sells if such products are later found to have design or manufacturing defects.

Media and other reports from time to time suggest that electromagnetic and radio frequency emissions from wireless handsets and base stations may be linked to various health concerns, including cancer, and may interfere with various electronic and medical devices, including automobile braking and steering systems, hearing aids and pacemakers. A number of lawsuits have been filed against wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Few claims of this nature have been asserted against TIP Inc. or any of its operating entities and none has resulted in significant liabilities. Concerns over radio frequency emissions, or press reports about these risks, may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services and TIP Inc.’s revenues, growth rates, subscriber base and average usage per subscriber. If further research establishes any link between the use of handsets and health problems, such as brain cancer, TIP Inc. could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

There is also some safety risks associated with the use of wireless devices while operating vehicles or equipment. Concerns over these safety risks and the effect of any legislation, rules or regulations that have been and may be adopted in response to these risks could limit TIP Inc.’s ability to sell its wireless service.

TIP Inc. is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements.

TIP Inc.’s business faces litigation, which may include, from time to time, patent infringement lawsuits, antitrust class actions, wage and hour class actions, personal injury claims, subscriber privacy violation claims, shareholder disputes, lawsuits relating to TIP Inc.’s advertising, sales, billing and collection practices or other issues, and regulatory proceedings.

In addition, TIP Inc.’s business may also face personal injury and consumer class action lawsuits relating to alleged health effects of wireless phones or radio frequency transmitters, and class action lawsuits that challenge marketing practices and disclosures relating to alleged adverse health effects of handheld wireless phones. TIP Inc. may incur significant expenses in defending these lawsuits. TIP Inc. also spends substantial resources to seek to comply with various government standards which may entail related investigations. In addition, TIP Inc. may be required to pay significant awards or settlements that could materially adversely affect TIP Inc.’s operations or financial results.

TIP Inc.’s financial performance will be impaired if it experiences high fraud rates related to device financing, credit cards, dealers, or subscriptions.

TIP Inc.’s operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If TIP Inc.’s fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on TIP Inc.’s financial condition and results of operations.

2degrees is in the process of implementing a new business support system (BSS), including a new customer billing system. Any unanticipated difficulties, disruption or significant delays could have adverse operational, financial and reputational effects on TIP Inc.’s business.

2degrees is currently implementing a new business support system, which it expects will be complete in 2017.

The implementation may cause system or business disruptions or 2degrees may fail to implement the new system in a timely or effective manner. In addition, the new system may experience errors, cyber-attacks or other operational disruptions that could negatively impact 2degrees and over which it may have limited control. Interruptions and/or failure of this new system could disrupt 2degrees’ operations and impact its ability to provide or bill for its services, retain customers, attract new customers or negatively impact overall customer experience. Any occurrence of the foregoing could cause material adverse effects on 2degrees’ operations and financial condition, material weaknesses in TIP Inc.’s internal control over financial reporting and reputational damage.

Management Team and Minority Shareholder Risks

If TIP Inc. loses any key member of its management team, TIP Inc.’s business could suffer. TIP Inc. may have difficulty in obtaining qualified local managerial personnel to successfully operate TIP Inc.’s businesses.

TIP Inc.’s future operating results depend, in significant part, upon the continued contributions of TIP Inc.’s experienced senior management and technical personnel. TIP Inc.’s management team is small. Departure of any senior manager could be highly disruptive to its operations and may have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

In addition, competition for personnel in TIP Inc.’s markets is intense due to the small number of qualified individuals in the countries in which TIP Inc. operates. Given TIP Inc.’s focus on growth, it is important that TIP Inc. attract and retain qualified local personnel. Such personnel will be critical for the supervision of network build-outs and other capital implementation programs, the development of financial and information technology systems, the hiring and training of personnel, the implementation of internal controls and the coordination of activities among newly established or rapidly expanding departments. TIP Inc.’s failure to manage its growth and personnel needs successfully could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

Although TIP Inc. exercises management control over its subsidiaries, disagreements between TIP Inc. and investors who hold minority equity stakes in TIP Inc.’s subsidiaries could adversely affect TIP Inc.’s business, financial condition and prospects or affect the ability of NuevaTel or 2degrees to pay dividends to TIP Inc.

TIP Inc.’s Bolivia subsidiary, NuevaTel, is 28.5% owned by Comteco, the third largest cooperative fixed line telephone company in Bolivia. Comteco could limit TIP Inc.’s ability to implement TIP Inc.’s strategies and plans for its Bolivian operations. Any disagreements with Comteco may have a material adverse effect on TIP Inc.’s business, financial condition and prospects. While Comteco does not have significant approval or veto rights under its shareholders agreement with the TIP Inc. subsidiary that holds NuevaTel stock, Comteco’s status as a minority investor may limit TIP Inc.’s flexibility and ability to implement strategies and financing and other plans that TIP Inc. believes are in its best interests. TIP Inc.’s operations may be affected if disagreements develop with Comteco. See “Description of the Business of TIP Inc. – Bolivia – NuevaTel Shareholders Agreement”.

Certain matters relating to the governance of TIP Inc.’s New Zealand subsidiary, 2degrees, as well as the transfer and sale of TIP Inc.’s 2degrees Shares, are subject to the 2degrees Shareholders Agreement. Upon completion of the Arrangement, it is expected that the principal minority shareholder of 2degrees, Tesbrit, will hold two positions on the 2degrees’ board of directors, which shall have a maximum of eight board members. Generally, decisions will require the approval of five directors; if the board deadlocks on a matter, the issue will be resolved by the vote of a simple majority of outstanding 2degrees Shares. However, certain extraordinary decisions also require the approval of at least one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, changes to the nature of 2degrees’ business, transactions outside of the ordinary course of business, and affiliated party transactions. Following the completion of the Arrangement, a proposal to sell more than half of 2degrees’ assets will require Tesbrit’s approval.

Any disagreements with Tesbrit may have a material adverse effect on TIP Inc.’s business, financial condition and prospects, including the ability of TIP Inc. to implement its strategies and plans for its New Zealand operations. See “Description of the Business of TIP Inc. – New Zealand – 2degrees Shareholders Agreement”.

A minority shareholder of 2degrees, Tesbrit, which held 27.4% of 2degrees as of September 30, 2016, has indicated to Trilogy that it would prefer an initial public offering of 2degrees in Australia and/or New Zealand to the proposed Alignvest/Trilogy transaction, and has alleged that there has been, in connection with Alignvest’s preliminary prospectus, a breach of confidentiality by Trilogy under the 2degrees Shareholders Agreement. Trilogy has also been advised that Tesbrit may seek to commence strategic legal and/or arbitration proceedings in respect of the proposed Alignvest/Trilogy transaction and/or damages. Alignvest and Trilogy are of the view that Tesbrit would have great difficulty succeeding in an injunction or in establishing material damages (and it is unclear what if any damages Tesbrit will suffer by the improved financial position of Trilogy that is expected to result from the transaction, which should enable more growth and capital expenditures at the 2degrees level).

Macroeconomic, Geographic and Currency Risks

An economic downturn or deterioration in any of TIP Inc.’s markets could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

TIP Inc. will be affected by general economic conditions, consumer confidence spending, and the demand for and prices of its products and services. Adverse general economic conditions, such as economic downturns or recessions leading to a declining level of retail and commercial activity in New Zealand or Bolivia could have a negative impact on the demand for TIP Inc.’s products and services. More specifically, adverse general economic conditions could result in customers delaying or reducing purchases of TIP Inc.’s products and services or discontinuing using them, and a decline in the creditworthiness of its customers, which could increase TIP Inc.’s bad debt expense.

Much of the population in Bolivia earns a living on a day-to-day basis and spends its income primarily on basic items such as food, housing and clothing; any new downturn in their economies would leave this segment of the population with even less money to spend on TIP Inc.’s services, reducing its revenues.

The Bolivian economy is still in a development and structural reform stage, and is subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of subscribers to pay for TIP Inc.’s services. Devaluation of local currency has at times in the past also significantly impacted purchasing power. More generally, periods of significant inflation in any of TIP Inc.’s markets could have a material adverse effect on TIP Inc.’s business, financial condition and prospects.

TIP Inc. operates in countries that are exposed to natural disasters, to which the countries’ governments and economies may not be well-equipped to respond and from which TIP Inc. may experience losses for which TIP Inc. is not adequately insured.

TIP Inc.’s markets are located in countries that are vulnerable to a variety of natural disasters, including earthquakes. In New Zealand, the 2011 earthquake in Christchurch caused widespread damage and disruption. An earthquake struck New Zealand’s South Island again in November 2016; although it caused only minor interruptions to 2degrees’ service, it indicated that earthquakes can occur in New Zealand at any time. Bolivia is also susceptible to earthquakes, as well as flooding in the northeastern portion of the country. Unlike New Zealand, Bolivia does not have resilient infrastructures and its government and economy are not well equipped to respond to significant natural disasters. Consequently, the adverse effects of catastrophes may be more significant, more pervasive, and longer lasting than they would be in countries with better emergency response resources and economies that are more robust. The losses that TIP Inc.’s businesses may incur may therefore be greater than they would be in other more resilient countries.

TIP Inc. cannot ensure that its network facilities and its offices, stores and warehouses in these markets would survive a future hurricane, earthquake or natural disaster. Similarly, TIP Inc. cannot ensure that it will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future.

TIP Inc.’s ventures receive revenue in the currency of the venture’s country of operation and a decline in foreign exchange rates for currencies in TIP Inc.’s markets may adversely affect TIP Inc.’s growth and TIP Inc.’s operating results.

Substantially all of TIP Inc.’s revenues are earned in non-U.S. currencies, but TIP Inc. will report its results in U.S. dollars. Fluctuations in foreign currency exchange rates could have a significant impact on TIP Inc.’s reported results that may not reflect the operating trends in TIP Inc.’s business. Because TIP Inc. reports its results of operations in U.S. dollars, declines in the value of local currencies in TIP Inc.’s markets relative to the U.S. dollar could have a material adverse effect on TIP Inc.’s results of operations and financial condition, as was the case for TIP Inc.’s New Zealand operations in 2015. In Bolivia, the Boliviano is subject to a crawling peg to the U.S. dollar. In other words, the Boliviano is fixed to the U.S. dollar but is subject to small fluctuations that are not pre-announced to the public.

To the extent that TIP Inc.’s foreign operations will retain earnings or distribute dividends in local currencies, the amount of U.S. dollars TIP Inc. will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. Although TIP Inc.’s assets and revenues are generally in local currency, TIP Inc.’s primary liability after giving effect to the Arrangement – the remaining principal amount of the Existing Notes – will be in U.S. dollars, which could exacerbate TIP Inc.’s exposure to foreign currency fluctuations or devaluations.

Foreign exchange controls may restrict TIP Inc.’s ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.

The ability of TIP Inc.’s operating companies to transfer funds to TIP Inc. may be limited by a variety of regulatory and commercial constraints. Foreign exchange controls may significantly restrict the ability of these foreign operating companies to pay interest and dividends and repay loans in U.S. dollars. It may be difficult to convert large amounts of local currency into U.S. dollars or U.S. dollars into local currency because of limited foreign exchange markets. In addition, there are countries that restrict the export of cash even in local currencies.

An increase in interest rates may increase the cost of floating-rate debt and new fixed rate long-term financings or refinancing of existing credit facilities.

Borrowings under the Senior Facilities Agreement and the Bolivian Syndicated Loan bear interest at variable rates based upon the New Zealand Bank Bill Reference Rate and the Tasa de Referencia (the rate established by the Central Bank in Bolivia), respectively. TIP Inc. is subject to interest rate risk with variable rate borrowings under these facilities. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities. TIP Inc.’s policy is to enter into interest rate swap agreements to manage TIP Inc.’s exposure to fluctuations in interest rates associated with interest payments on TIP Inc.’s long-term debt.

Under the terms of interest rate swaps, the other parties expose TIP Inc. to credit risk in the event of nonperformance; however, TIP Inc. does not anticipate the nonperformance of any of TIP Inc.’s counterparties. Further, TIP Inc.’s interest rate swaps do not contain credit rating triggers that could affect TIP Inc.’s liquidity. TIP Inc. does not hold or issue derivative instruments for trading or speculative purposes.

Risks Related to TIP Inc.’s Capital Structure, Public Company and Tax Status, and Capital Financing Policies

TIP Inc. may not pay dividends.

TIP Inc. has never paid dividends or made distributions. Payment of any future dividends or distributions by TIP Inc. depends on its cash flows. The declaration and payment of future dividends or distributions by TIP Inc. will be at the discretion of TIP Inc. Board subject to restrictions under applicable laws, and may be affected by numerous factors, including TIP Inc.’s revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including restrictive covenants contained in Existing Notes Indenture (because it will affect the availability of cash to TIP Inc. with which to make distributions), Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, redeeming, repurchasing or retiring subordinated debt. In addition, under the Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and, under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond TIP Inc.’s control, and TIP Inc. cannot ensure that 2degrees and NuevaTel will be able to meet those ratios. TIP Inc. may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the TIP Inc. Common Shares.

It is anticipated that TIP Inc. will be treated as a U.S. domestic corporation for U.S. federal income tax purposes and will be liable for both U.S. and Canadian income tax.

It is anticipated that TIP Inc. will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a result, it is anticipated that TIP Inc. will be subject to U.S. income tax on its worldwide income and that this treatment will continue indefinitely. In addition, TIP Inc. will be subject to Canadian income tax on its worldwide income. Consequently, it is anticipated that TIP Inc. will be liable for both U.S. and Canadian income tax, which could have a material adverse effect on its financial condition and results of operations.

Potentially adverse tax consequences may result from the payment of dividends on the TIP Inc. Common Shares.

Dividends received by holders of TIP Inc. Common Shares who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by Non-Resident Holders of TIP Inc. Common Shares who are U.S. Holders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. It is anticipated that TIP Inc. will be considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As such, dividends paid by TIP Inc. will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. Holders generally would not be able to claim a credit for any Canadian tax withheld unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and would also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of TIP Inc., subject to examination of the relevant treaty.

The foregoing discussion is subject in its entirety to the summaries set forth in “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.”

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by TIP Inc. on its direct or indirect sale of a Subsidiary, a Subsidiary’s assets, or other investment.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by TIP Inc. on its direct or indirect sale of a Subsidiary, a Subsidiary’s assets, or other investment. The amount of such taxes, which may be material, will depend on the selling price, the jurisdictions that would impose tax on the sale, and other factors.

TIP Inc. will be a holding company whose only material asset after completion of the Arrangement will be its interest in Trilogy and, accordingly, it will be dependent upon distributions from Trilogy to pay taxes and other expenses.

TIP Inc. will be a holding company and will have no material assets other than its Trilogy Class A and Trilogy Class B Units. TIP Inc. will have no independent means of generating revenue. Trilogy will be treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members, including TIP Inc., for such purposes, pro rata according to the number of Trilogy Class B and Trilogy Class C Units each member owns. Accordingly, TIP Inc. will incur U.S. tax liability on its allocable share of any taxable income of Trilogy. TIP Inc. also will incur expenses related to its operations. The Trilogy LLC Agreement requires Trilogy to make cash distributions, on a periodic basis, to its members holding Trilogy Class B or Trilogy Class C Units, including TIP Inc., based on an assumed 40% tax rate multiplied by Trilogy’s taxable income (if any) for the period. To the extent that TIP Inc. requires funds to pay its tax or other liabilities or to fund its operations and Trilogy is restricted from making distributions to TIP Inc. under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, TIP Inc. may have to borrow funds or raise equity to meet its obligations, and its liquidity and financial condition could be materially adversely affected. Since TIP Inc. will have no material assets other than its Trilogy Class A Units and Trilogy Class B Units, it may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

In certain circumstances, Trilogy will be required to make distributions to TIP Inc. and the other owners of Trilogy and such distributions may be substantial.

Trilogy will be required to make pro rata cash tax distributions to its members based on an assumed 40% tax rate multiplied by Trilogy’s taxable income (if any) for the applicable period. Funds used by Trilogy to satisfy its tax distribution obligations will not be available for reinvestment in its business. Moreover, these tax distributions may be substantial, and may exceed (as a percentage of Trilogy’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

Different interests among holders of Trilogy Class C Units and TIP Inc. Common Shares or between such securityholders and TIP Inc., including with respect to related party transactions, could prevent TIP Inc. from achieving its business goals.

TIP Inc. expects that members of the TIP Inc. Board will include directors who are affiliated with entities that may have commercial relationships with TIP Inc. See “Directors and Executive Officers – Conflicts of Interest”. Certain holders of Trilogy Class C Units or TIP Inc. Common Shares could also have business interests that conflict with those of other holders, which may make it difficult for TIP Inc. to pursue strategic initiatives that require consensus among TIP Inc.’s securityholders.

A conflict of interest could arise between or among TIP Inc. and the holders of Trilogy Class C Units and TIP Inc. Common Shares in a number of areas relating to TIP Inc.’s past and ongoing relationships. For example, holders of Trilogy Class C Units and TIP Inc. Common Shares may have different tax positions from each other or from TIP Inc. which could influence TIP Inc.’s decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to TIP Inc. In addition, the articles of TIP Inc. will provide that any proposed Sale Transaction would, unless approved by all of the Independent Directors (which exclude holders of Trilogy Class C Units), be subject to the approval of the holders of the TIP Inc. Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast. These sale restrictions may impact TIP Inc.’s decisions and ability to complete potential transactions.

There are no formal dispute resolution procedures in place to resolve conflicts between TIP Inc. and holders of TIP Inc. Common Shares and Trilogy Class C Units. TIP Inc. may not be able to resolve any potential conflicts between it and its securityholders and, even if it does, the resolution may be less favorable to TIP Inc. than would exist if no such conflicts existed.

Trilogy’s ability to utilize net operating losses and certain other tax attributes may be limited.

Trilogy has substantial carried forward tax losses which may not be available to offset any future assessable income. As of December 31, 2015, Trilogy had available net operating loss carryforwards of $214.2 million related to international operations in New Zealand. These net operating losses carry forward indefinitely provided that shareholder continuity requirements are met. Shareholding changes, including changes resulting from the Arrangement, will result in significant ownership changes, and an analysis has not been performed to determine the impact on shareholder continuity in relation to net operating loss carryforwards. It is therefore uncertain whether any of Trilogy’s net operating losses carried forward as of December 31, 2015 will be available to be carried forward and offset Trilogy’s assessable income, if any, in future periods.

The market price of the TIP Inc. Common Shares may be highly volatile.

Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning TIP Inc. or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting TIP Inc., litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions may have a significant impact on the market price of the TIP Inc. Common Shares. In addition, there can be no assurance that the TIP Inc. Common Shares will continue to be listed on the TSX.

The market price of the TIP Inc. Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to TIP Inc.’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the TIP Inc. Common Shares may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against TIP Inc. could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Sales of a substantial number of the TIP Inc. Common Shares may cause the price of the TIP Inc. Common Shares to decline.

Any sales of substantial numbers of the TIP Inc. Common Shares in the public market or the exercise of significant amounts of Alignvest Warrants or the perception that such sales or exercise might occur may cause the market price of the TIP Inc. Common Shares to decline. The market price of the TIP Inc. Common Shares could be adversely affected when the Trilogy Class C Units become redeemable if the holders of such Trilogy Class C Units redeem their Trilogy Class C Units for TIP Inc. Common Shares, which will most likely be sold immediately by such holders.

Further equity financing may dilute the interests of TIP Inc. Shareholders and depress the price of TIP Inc. Common Shares.

If following the Effective Time, TIP Inc. raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of TIP Inc. Shareholders and reduce the value of their investment. The market price of the TIP Inc. Common Shares could decline as a result of issuances of new shares or sales by TIP Inc. Shareholders of TIP Inc. Common Shares in the market or the perception that such sales could occur. Sales by TIP Inc. Shareholders might also make it more difficult for TIP Inc. itself to sell equity securities at a time and price that it deems appropriate.

The trading market for the TIP Inc. Common Shares is influenced by securities industry analyst research reports.

The trading market for the TIP Inc. Common Shares is influenced by the research and reports that industry or securities analysts publish about TIP Inc. If covered, a decision by an analyst to cease coverage of TIP Inc. or fail to regularly publish reports on TIP Inc. could cause TIP Inc. to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers TIP Inc. downgrades its stock, or if operating results do not meet analysts’ expectations, the stock price could decline.

If TIP Inc. is unable to implement and maintain effective internal control over financial reporting, TIP Inc. might not be able to report financial results accurately and on a timely basis or prevent fraud. Additionally, investors may lose confidence in the accuracy and completeness of TIP Inc.’s financial reports and the market price of TIP Inc.’s common shares may be negatively affected.

Effective internal controls are necessary for TIP Inc. to provide reliable financial reports and prevent fraud. If TIP Inc. cannot provide reliable financial reports or prevent fraud, TIP Inc.’s business and results of operations could be harmed, investors could lose confidence in TIP Inc.’s reported financial information, and the trading price of TIP Inc.’s shares could drop significantly.

Prior to the Arrangement, Trilogy was a private company that did not have to comply with many of the responsibilities and reporting obligations associated with being a public company. Although Trilogy has started the process to augment its internal controls and related staff in anticipation of becoming a public company, TIP Inc. cannot assure you that the measures taken to date by Trilogy, or any measures TIP Inc. may take in the future, will be sufficient to avoid potential material weaknesses in TIP Inc.’s internal controls. TIP Inc. is not currently required to comply with Section 404 of SOX or NI 52-109. As a result, Trilogy is not currently required to make an assessment of the effectiveness of its internal controls, or to deliver a report that assesses the effectiveness of Trilogy’s internal control over financial reporting. Trilogy has begun and the management of TIP Inc. will continue to evaluate, document and test its internal control procedures to enable it to satisfy the requirements of Section 404(a) of SOX and the related rules of the SEC and NI 52-109, which will require, among other things, TIP Inc.’s management to assess annually the effectiveness of TIP Inc.’s internal control over financial reporting. TIP Inc. would currently qualify as an “emerging growth company” under the U.S. JOBS Act, and accordingly pursuant to a JOBS Act deferral provision will thereby not be required to include the SOX 404(b) auditor attestation report of internal control over financial reporting for at least several years.

The process of designing and implementing effective internal controls and procedures, and expanding TIP Inc.’s internal accounting capabilities, is a continuous effort that requires TIP Inc. to anticipate and react to changes in the business and the economic and regulatory environments and to expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy its reporting obligations as a public company. This process will require the investment of substantial time and resources, including involvement of the Chief Financial Officer and other members of TIP Inc.’s management. In addition, TIP Inc. cannot predict the outcome of this process and whether remedial actions will need to be implemented. The process and any remediation plans required could result in TIP Inc. incurring additional unanticipated costs. TIP Inc. cannot be certain at this time whether it will be able to successfully complete the implementation of effective internal controls and procedures necessary to make a positive assessment thereof under the requirements of Section 404 of SOX and NI 52-109.

Any failure of TIP Inc.’s internal controls could also adversely affect the results of the periodic management evaluations and required reports and certifications regarding the effectiveness of TIP Inc.’s internal control over financial reporting that will be required when Section 404 of SOX or NI 52-109 become fully applicable to TIP Inc.

New laws and regulations affecting public companies may expose TIP Inc. to additional liabilities and may increase its costs significantly.

Any future changes to the laws and regulations affecting public companies, compliance with existing provisions of NI 52-109 and Section 404(a) of SOX, and other applicable Canadian and U.S. securities laws and regulation and related rules and policies, may cause TIP Inc. to incur increased costs as it evaluates the implications of new rules and implements any new requirements. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. When in the future, TIP Inc. becomes subject to the SOX 404(b) auditor attest requirement, this may impose significant additional costs on TIP Inc.

Any new laws and regulations may make it more expensive for TIP Inc. to provide indemnities to TIP Inc.’s officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, TIP Inc. may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for TIP Inc. to attract and retain qualified persons to serve on the TIP Inc. Board or as executive officers. TIP Inc. may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause general and administrative costs to increase beyond what TIP Inc. currently has planned. TIP Inc. expects to evaluate and monitor developments with respect to these laws, rules and regulations, and TIP Inc. cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs.

TIP Inc. is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with NI 52-109 and will likely be required (beginning in 2018) to comply with Section 404(a) of SOX. The results of these reviews, if applicable, are required to be reported in TIP Inc.’s Management’s Discussion and Analysis and (generally by incorporation by reference from TIP Inc.’s Management’s Discussion and Analysis) in the U.S. Annual Report on Form 40-F required to be filed annually with the SEC. TIP Inc.’s CEO and TIP Inc.’s CFO will be required to report, and/or certify, on the effectiveness of Trilogy’s internal control over financial reporting, among other matters.

Management’s review is designed to provide reasonable assurance, not absolute assurance, that any material weaknesses existing within TIP Inc.’s internal controls are identified. Material weaknesses represent deficiencies existing in internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of TIP Inc. In addition, management cannot provide assurance that the remedial actions being taken by TIP Inc. to address any material weaknesses identified will be successful, nor can management provide assurance that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If TIP Inc. fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in TIP Inc.’s disclosures which could have a material adverse effect on TIP Inc.’s business, its financial statements and the value of the TIP Inc. Common Shares.

Public company requirements may strain TIP Inc.’s resources.

As a public company, TIP Inc. will be subject to the reporting requirements of the Securities Act (British Columbia), as amended, as well as the applicable securities laws of the other Canadian provinces, and will be subject to certain reporting requirements under the U.S. Securities Exchange Act of 1934, and, in each case, as applicable, the regulations and rules thereto, including applicable national and multilateral instruments adopted as rules, decisions, rulings and orders promulgated under the Securities Act (British Columbia), as well as the applicable securities laws of other Canadian provinces, and the U.S. Securities Exchange Act of 1934 and the published policy statements issued by the British Columbia Securities Commission and the SEC, respectively, and the listing requirements of the TSX. The obligations of operating as a public company require significant expenditures and place additional demands on management as TIP Inc. complies with the reporting requirements of a public company. TIP Inc. may need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting and regulatory knowledge.

In addition, actions that may be taken by any significant shareholders, if any, may divert the time and attention of the TIP Inc. Board and management from its business operations. Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. If a proxy contest were to be pursued by any TIP Inc. Shareholder, it could result in substantial expense to TIP Inc. and consume significant attention of management and the TIP Inc. Board. In addition, there can be no assurance that any shareholder will not pursue actions to effect changes in the management and strategic direction of TIP Inc., including through the solicitation of proxies from TIP Inc.’s shareholders.

TRILOGY CREDIT RATINGS

Ratings are intended to provide an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised entirely by a rating agency at any time if in its judgment circumstances so warrant.

Trilogy’s corporate family rating with Moody’s and S&P is currently B3 and B-, respectively, and the Existing Notes are currently rated Caa1 and CCC, respectively.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to Moody’s rating system, debt securities rated within the B3 category (such as the B3 rating for Trilogy) are considered speculative and are subject to high credit risk and debt securities rated within the Caa1 category (such as the Caa1 rating for the Existing Notes) are judged to be speculative of poor standing and are subject to very high credit risk.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P’s rating system, debt securities rated B (such as the B- rating for Trilogy) are more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. According to S&P’s rating system, debt securities rated CCC (such as the CCC rating for the Existing Notes) are currently vulnerable to nonpayment, and are dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

Trilogy made payments to Moody’s and S&P in connection with the assignment of the ratings to the Existing Notes. In addition, Trilogy has made payments in respect of certain other services provided to it by each of Moody’s and S&P during the last two years.

PROMOTER

AMC, the sponsor of Alignvest, was considered a promoter of Alignvest within the meaning of applicable securities legislation for the purposes of Alignvest’s initial public offering. AMC owns, directly or indirectly, 6,677,759 Alignvest Class B Shares representing approximately 87.5% of the Alignvest Class B Shares (and 19.93% of all issued and outstanding shares prior to completion of the Arrangement). AMC also owns 407,040 Alignvest Warrants (3.04% of the outstanding warrants) and does not own any Alignvest Class A Restricted Voting Shares.

Pursuant to an administrative services agreement, Alignvest pays AMC a total of $10,000 (plus applicable taxes) per month for office space, utilities and administrative supports. The administrative services agreement will terminate upon completion of Arrangement.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Alignvest is not aware of any existing or contemplated legal proceedings to which it is or was a party to, or to which any of its property is or was subject. In the ordinary course of business, Trilogy and its properties, and TIP Inc. and its properties, may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. See “Risk Factors”.

Other than as set out below, neither Alignvest nor Trilogy is aware of any penalties or sanctions imposed by a court or securities regulatory authority or other regulatory body to which TIP Inc. will be subject, nor any settlement agreements before a court or with a securities regulatory authority to which TIP Inc. will be a party.

Other than as set out below, neither Trilogy nor Alignvest are aware of any existing or contemplated legal proceedings to which it or any subsidiary is or was a party to, or to which any of their property is or was subject, that would have a material adverse effect on Trilogy or Alignvest. Other than as set out below, neither Alignvest nor Trilogy is aware of any existing or contemplated legal proceedings to which TIP Inc. or any subsidiary will be a party, or to which any of their property will be subject, that would have a material adverse effect on TIP Inc.

Trilogy is subject the following material proceedings with the ATT in Bolivia. In addition to the actions listed below, Trilogy is subject to a number of other proceedings with the ATT and other Bolivian regulatory agencies. The aggregate liability associated with such other proceedings is not expected to exceed 10% of the current assets of TIP Inc.

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On April 25, 2013, the ATT issued a $2.2 million fine against NuevaTel, alleging that NuevaTel failed to comply with public telephony service repair requirements. NuevaTel has appealed the U.S.$2.2 million fine to the Supreme Tribunal of Justice, which is expected to issue a decision in 2017.

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On February 15, 2016, the ATT imposed a fine of $4.5 million on NuevaTel in connection with a service interruption in the town of San José de Chiquitos on the grounds that the outage was preventable by NuevaTel. NuevaTel appealed on the grounds that the interruption was attributable to a force majeure event and, on that basis, ATT rescinded the fine in June 2016 and reinstated it on different grounds. NuevaTel has filed an appeal with the ATT. NuevaTel has not accrued for payment of the fine and will do so only if the ministry rules against it, in accordance with customary practices.

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The ATT has commenced an investigation against NuevaTel with respect to service outages on May 19-20, 2016. NuevaTel experienced similar outages on June 7 and October 5, 2016 with respect to which the ATT has not yet opened an investigation. If the ATT determines that these outages were deliberately caused by NuevaTel, fines in the range of $4.5 million to $7.5 million could be imposed for each outage.

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The ATT opened investigations against NuevaTel in respect of service outages in the south of Bolivia and the town of Monteagudo in 2015. The ATT has taken no significant action on these investigations since opened. While NuevaTel’s network experiences outages of varying duration and scope on a recurring basis, the ATT has not chosen to investigate, although it has the authority to do so at any time within 2 years following an outage or similar incident affecting service.

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The ATT alleged that NuevaTel filed a false report concerning network performance in 2013. NuevaTel settled this matter by paying a fine of $750,000 on February 4, 2016. This case has concluded, but if the same offence is committed in the next year, the fine could be as much as $4.5 million.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described in the Prospectus, none of the proposed directors or executive officers of TIP Inc., or any person or company that is expected to beneficially own, or control or direct more than 10% of any class or series of shares of TIP Inc., or any associate or Affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of the prospectus, or any proposed transaction, that has materially affected or would materially affect TIP Inc. or any of its expected subsidiaries.

DIVIDEND POLICY AND DIVIDEND REINVESTMENT PLAN

The declaration of dividends on TIP Inc. Common Shares will be at the sole discretion of TIP Inc.’s Board of Directors.

TIP Inc. currently intends to seek to pay a dividend of up to C$0.02 per share, per year beginning in 2017 on its TIP Inc. Common Shares. As part of a dividend reinvestment plan (the “DRIP”), holders of TIP Inc. Common Shares will be provided with the right to acquire additional TIP Inc. Common Shares at 95% of the then market price in lieu of cash dividends, net of applicable withholding taxes.

When dividends are paid on the TIP Inc. Common Shares, distributions will also be required to be paid on the Trilogy Class C Units in the same amount (or an equivalent amount in a different currency) as on the TIP Inc. Common Shares on a per security basis. However, all Trilogy Class C unitholders will receive their dividends in securities until otherwise determined by the TIP Inc. Board of Directors. The Trilogy Founders, the Alignvest Founders and Alignvest Partners have agreed to receive their dividends in the form of additional Trilogy Class C Units or TIP Inc. Common Shares, as applicable, rather than cash until otherwise determined by the TIP Inc. Board of Directors. TIP Inc.’s dividend policy will be reviewed from time to time by TIP Inc.’s Board of Directors in the context of TIP Inc.’s earnings, financial condition and other relevant factors.

The payment of dividends in the future will depend on the earnings, cash flow and financial condition of TIP Inc. as well as the need to finance TIP Inc.’s business activities and any restrictions contained in applicable credit or financing agreements, including restrictive covenants contained in the Existing Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, redeeming, repurchasing or retiring subordinated debt. TIP Inc. Board may also consider such other factors as it considers appropriate. See “Risk Factors – TIP Inc. may not pay dividends”.

AUDITORS

The auditor of Alignvest is Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, having an address at Ernst & Young Tower, 222 Bay Street, P.O. Box 251, Toronto, Ontario, Canada M5K 1J7. Such firm is independent of Alignvest within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

The auditor of Trilogy International Partners LLC is Grant Thornton LLP, Independent Registered Public Accounting Firm, having an address at 520 Pike St, Suite 2800, Seattle, WA 98101, United States. Such firm is independent of Trilogy International Partners LLC within the meaning of the CPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence. Upon completion of the Arrangement it is proposed that Grant Thornton LLP will remain on as the auditor of TIP Inc.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar of the TIP Inc. Common Shares will be TMX Investor Services Inc. at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

EXPERTS AND INTERESTS OF EXPERTS

Certain Canadian legal and tax matters will be passed upon at the date of this prospectus by Stikeman Elliott LLP, on Alignvest’s behalf and on behalf of AMC, and Blake, Cassels & Graydon LLP, on behalf of Trilogy. Certain U.S. legal and tax matters will be passed upon at the date of this prospectus by Dorsey & Whitney LLP, on Alignvest’s behalf and on behalf of AMC, and Friedman Kaplan Seiler & Adelman LLP and Jones Day on behalf of Trilogy.

As at the date hereof, the partners and associates of Stikeman Elliott LLP, as a group; the partners and associates of Blake, Cassels & Graydon LLP, as a group; the partners and associates of Dorsey & Whitney LLP, as a group; and the partners and associates of Jones Day, as a group, each beneficially own, directly or indirectly, less than one percent of Alignvest’s securities, and each will own less than one percent of the outstanding securities of TIP Inc. or Trilogy.

As of the date hereof, certain current and former partners of Friedman Kaplan Seiler & Adelman LLP, as a group, beneficially own, directly or indirectly, approximately 1.37% of the outstanding securities of Trilogy, and upon completion of the Arrangement, are expected to beneficially own, directly or indirectly, approximately 0.6% of the outstanding securities of TIP Inc.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of certain Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial owner of TIP Inc. Common Shares or Alignvest Warrants (collectively, the “Securities”) following the Arrangement and who at all relevant times, for purposes of the Tax Act, deals at arm’s length with, and is not affiliated with, TIP Inc. and who will acquire and hold such Securities as capital property (a “Holder”), all within the meaning of the Tax Act. A Security will generally be considered to be capital property to a Holder unless the Holder holds (or will hold) such Security in the course of carrying on a business of trading or dealing in securities or has acquired (or will acquire) them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the “mark-to-market rules” in the Tax Act; (b) an interest in which is a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has made a “functional currency” election under the Tax Act to determine its “Canadian tax results”, as defined in the Tax Act, in a currency other than the Canadian currency; (e) who enters into, or has entered into, a “derivative forward agreement” as such term is defined in the Tax Act, with respect to a Security; or (f) who is a Founder or AMC. Any such Holder to which this summary does not apply should consult its own tax advisor. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition or holding of Securities.

This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to a Holder that (i) is a corporation resident in Canada and (ii) is (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is), or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of a Security, controlled by a non-resident corporation for purposes of such rules. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary is of a general nature only, is based upon the current provisions of the Tax Act, specific proposals to amend the Tax Act (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Securities and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Securities based on their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the ownership or disposition of the Securities must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada and is not resident or deemed to be resident in any other country (a “Resident Holder”). A Resident Holder whose TIP Inc. Common Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to deem their TIP Inc. Common Shares, and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, to be capital property. Such election will not apply in respect of Alignvest Warrants. Such Resident Holders should consult their own tax advisors with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable having regard to their own particular circumstances.

Exercise or Expiry of Alignvest Warrants

No gain or loss will be realized by a Resident Holder of an Alignvest Warrant upon the exercise of such Alignvest Warrant. When an Alignvest Warrant is exercised, the Resident Holder’s cost of The TIP Inc. Common Share acquired thereby will be equal to the adjusted cost base of the Alignvest Warrant to such Resident Holder, plus the amount paid on the exercise of the Alignvest Warrant. For the purpose of computing the adjusted cost base to a Resident Holder of each TIP Inc. Common Share acquired on the exercise of an Alignvest Warrant, the cost of such TIP Inc. Common Share must be averaged with the adjusted cost base to such Resident Holder of all other TIP Inc. Common Shares (if any) held by the Resident Holder as capital property immediately prior to the exercise of such Alignvest Warrant.

Generally, the expiry of an unexercised Alignvest Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Alignvest Warrant. See “ – Disposition of Securities” below.

Disposition of the Securities

A Resident Holder who disposes of or is deemed to have disposed of a Security (other than a disposition arising on the exercise of an Alignvest Warrant by a Resident Holder) will generally realize a capital gain (or incur a capital loss) in the year of disposition equal to the amount by which the proceeds of disposition in respect of the Security exceed (or are exceeded by) the aggregate of the adjusted cost base of such Security and any reasonable expenses associated with the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in computing the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) may be used to offset taxable capital gains realized by the Resident Holder in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable gains realized by the Resident Holder in the three preceding taxation years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

The amount of any capital loss realized on the disposition of a TIP Inc. Common Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such share. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns TIP Inc. Common Shares.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include capital gains on the disposition or deemed disposition of Securities.

Capital gains realized by an individual and certain trusts may result in the individual or trust paying minimum tax under the Tax Act.

A Resident Holder may be subject to United States tax on a gain realized on the disposition of a Security (see “Certain United States Federal Income Tax Considerations – Non-U.S. Holders – Dispositions of TIP Inc. Common Shares or Alignvest Warrants”). United States tax, if any, levied on any gain realized on a disposition of a Security may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Gains realized on the disposition of a Security by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Taxation of Dividends Received

Dividends (including deemed dividends) received on TIP Inc. Common Shares by a Resident Holder who is an individual (and certain trusts) will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by TIP Inc.

Dividends (including deemed dividends) received on TIP Inc. Common Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition of The TIP Inc. Common Share or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the TIP Inc. Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. Dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

A Resident Holder may be subject to United States withholding tax on dividends received on the TIP Inc. Common Shares (see “Certain United States Federal Income Tax Considerations – Non-U.S. Holders – Distributions on TIP Inc. Common Shares”). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the TIP Inc. Common Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the TIP Inc. Common Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the TIP Inc. Common Shares.

Eligibility For Investment

The TIP Inc. Common Shares and the Alignvest Warrants will, on the date hereof, be qualified investments for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account (“TFSA”), provided that:

(i)	in the case of the TIP Inc. Common Shares, the TIP Inc. Common Shares are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the TSX); and

(ii)	in the case of the Alignvest Warrants:

a.	the Alignvest Warrants are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX); or

b.

the shares to be issued on the exercise of the Alignvest Warrants are qualified investments as described in (i) above, provided that TIP Inc. is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such registered plan.

Notwithstanding the foregoing, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax in respect of the TIP Inc. Common Shares or Alignvest Warrants held in the TFSA, RRSP or RRIF, if such Securities are prohibited investments for the TFSA, RRSP or RRIF. A Security will generally be a “prohibited investment” for a TFSA, RRSP, or RRIF if the holder of the TFSA or the annuitant under the RRSP or RRIF does not deal at arm’s length with TIP Inc. for the purposes of the Tax Act, or the holder or annuitant has a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in TIP Inc. Holders of a TFSA and annuitants under an RRSP or RRIF should consult their own tax advisors as to whether the TIP Inc. Common Shares or Alignvest Warrants will be a prohibited investment in their particular circumstances.

Non-Residents of Canada

This portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Securities in a business carried on in Canada (a “Non-Resident Holder”). Special considerations, which are not discussed in the summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own advisers.

Exercise or Expiry of Alignvest Warrants

The tax consequences of the exercise and expiry of an Alignvest Warrant held by a Non-Resident Holder are the same as those described above under “Residents of Canada – Exercise or Expiry of Alignvest Warrants”.

Taxation of Dividends Received

Dividends paid or credited, or deemed to be paid or credited, on TIP Inc. Common Shares to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, the rate of withholding tax applicable to a dividend paid on the TIP Inc. Common Shares to a Non-Resident Holder who is a resident of the U.S. for purposes of the Canada-U.S. Tax Convention, who beneficially owns the dividend and who qualifies for the benefits of the Canada-U.S. Tax Convention will generally be reduced to 15% or, if the Non-Resident Holder is a corporation that owns at least 10% of the voting stock of TIP Inc., to 5%. Not all persons who are residents of the U.S. for purposes of the Canada-U.S. Tax Convention will qualify for the benefits of the Canada-U.S. Tax Convention. A Non-Resident Holder who is a resident of the U.S. is advised to consult its tax advisor in this regard.

A Non-Resident Holder may be subject to United States withholding tax on dividends received on the TIP Inc. Common Shares (see “Certain United States Federal Income Tax Considerations – Non-U.S. Holders – Distributions on TIP Inc. Common Shares”).

Disposition of Securities

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Security, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Security constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the TIP Inc. Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act, which currently includes the TSX, at the time of disposition, the TIP Inc. Common Shares and the Alignvest Warrants, as the case may be, generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length held a membership interest, directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued TIP Inc. Common Shares or any other class or series of shares of TIP Inc.; and (ii) more than 50% of the fair market value of the TIP Inc. Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or any option in respect of, or interest in, or for civil law a right in such properties, whether or not the property exists. Notwithstanding the foregoing, a Security may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if a Security is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Security may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. If a Non-Resident Holder to whom Securities are taxable Canadian property is not exempt from tax under the Tax Act by virtue of an income tax convention, the consequences described under “Residents of Canada - Taxation of Capital Gains and Capital Losses” will generally apply.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants following the Arrangement.

This summary is for general informational purposes only and does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations that may be applicable to a holder of TIP Inc. Common Shares or Alignvest Warrants. For example, it does not take into account the individual facts or circumstances of any particular holder of TIP Inc. Common Shares or Alignvest Warrants, nor does it address state and local tax, U.S. federal estate and gift tax, U.S. federal alternative minimum tax, or non-U.S. tax considerations applicable to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants. Accordingly, this summary is not intended to be, nor should it be construed to be, U.S. federal income tax advice to any holder of TIP Inc. Common Shares or Alignvest Warrants. Each holder of TIP Inc. Common Shares or Alignvest Warrants is urged to consult its own tax advisor regarding the U.S. federal income tax consequences of owning and disposing TIP Inc. Common Shares and Alignvest Warrants.

Authority

This summary is based on the U.S. Internal Revenue Code (the “Code”), U.S. Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions, all as applicable and in effect on the date hereof. Any of these authorities could be changed at any time, possibly on a retroactive basis, which could adversely affect the U.S. federal income tax considerations described in this summary. This summary does not consider the possible effects of any proposed legislation that, if enacted, could apply, prospectively or retroactively, to TIP Inc. Common Shares or Alignvest Warrants. No ruling will be sought from the IRS, nor will an opinion of counsel be obtained, concerning any of the U.S. federal income tax matters discussed in this summary. There is no assurance that the IRS will not successfully challenge any of the conclusions reached herein.

U.S. Holder and Non-U.S. Holder Defined

As used in this summary, a “U.S. Holder” means a holder of TIP Inc. Common Shares or Alignvest Warrants who is:

(i)	a citizen or an individual resident, as defined under U.S. tax laws, of the United States;

(ii)	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

(iii)	an estate the income of which is taxable in the United States irrespective of its source; or

(iv)

a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of its substantial decisions; or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a U.S. person.

As used in this summary, a ‘‘Non-U.S. Holder’’ means a holder of TIP Inc. Common Shares or Alignvest Warrants that is not a U.S. Holder and that holds TIP Inc. Common Shares or Alignvest Warrants directly (for example, not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of TIP Inc. Common Shares or Alignvest Warrants, the U.S. federal income tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of TIP Inc. Common Shares or Alignvest Warrants that are partnerships, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax considerations for them related to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants.

Matters Not Addressed by this Summary

This summary does not address U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders that are subject to special provisions under the Code, including the following: tax exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; financial institutions, insurance companies, real estate investment trusts or regulated investment companies; dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; U.S. Holders that have a ‘‘functional currency’’ other than the U.S. dollar; U.S. Holders and Non-U.S. Holders that own TIP Inc. Common Shares or Alignvest Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; U.S. Holders and Non-U.S. Holders that acquired TIP Inc. Common Shares or Alignvest Warrants in connection with the exercise of employee stock options or otherwise as compensation for services; U.S. Holders and Non-U.S. Holders that hold TIP Inc. Common Shares or Alignvest Warrants other than as a capital asset within the meaning of Section 1221 of the Code; or U.S. tax expatriates or former long-term residents of the United States.

U.S. Holders and Non-U.S. Holders that are subject to special provisions under the Code, including U.S. Holders and Non-U.S. Holders described in the preceding paragraph, should consult their own tax advisors regarding the U.S. federal income tax and other tax considerations for them related to the ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants.

Treatment of TIP Inc. as a U.S. Domestic Corporation for U.S. Federal Income Tax Purposes

It is anticipated that the Arrangement will result in the application of Section 7874 of the Code to TIP Inc. That section provides that, if certain conditions are met, a non-U.S. corporation, such as TIP Inc., may be treated as a U.S. corporation for all U.S. federal tax purposes as a result of an inversion. An inversion can occur in a transaction in which a non-U.S. corporation acquires, pursuant to a plan or a series of related transactions, substantially all of the properties constituting a trade or business of a U.S. partnership, provided that, after the acquisition, (i) former partners of the U.S. partnership own, or are treated as owning under applicable U.S. Treasury Regulations, 80 percent or more of the non-U.S. corporation’s stock, by vote or value, and (ii) the non-U.S. corporation and certain of its affiliates do not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation when compared to the total business activities of the non-U.S. corporation and the affiliates. It is anticipated that such an inversion will occur as a result of the Arrangement. Thus, although TIP Inc. is organized under the laws of Canada and will be treated as a Canadian corporation for corporate law and Canadian federal income tax purposes, it is anticipated that TIP Inc. also will be treated as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, it is anticipated that TIP Inc. will be subject to U.S. federal income tax on its worldwide income effective as of the date of the Arrangement. TIP Inc. will also be subject to Canadian income tax on its income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that TIP Inc. Common Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding any future transfers. The remainder of this summary assumes that TIP Inc. will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

U.S. Federal Income Tax Considerations Related to the Ownership of TIP Inc. Common Shares and Alignvest Warrants after the Arrangement

U.S. Holders

Alignvest Warrants

No gain or loss will be realized by a U.S. Holder on the exercise of an Alignvest Warrant. When an Alignvest Warrant is exercised, the U.S. Holder’s tax basis in the TIP Inc. Common Shares acquired through the exercise will be equal to the holder’s cost of the Alignvest Warrant plus the amount paid by the holder on exercise of the Alignvest Warrant.

Distributions on TIP Inc. Common Shares

For U.S. federal income tax purposes, the gross amount of any distribution paid by TIP Inc. on the TIP Inc. Common Shares generally should be included in the gross income of a U.S. Holder as a dividend to the extent the distribution is paid out of TIP Inc.’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will generally be taxable to a non-corporate U.S. Holder at the preferential rates applicable to long-term capital gains, provided that such holder holds the TIP Inc. Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A U.S. Holder that is a corporation generally will be entitled to a deduction equal to 70 percent of the amount of dividends received by it (80 percent if the U.S. Holder owns 20 percent or more of TIP Inc.’s stock, by vote and value), provided that such holder holds the TIP Inc. Common Shares for more than 45 days during the 91 day period beginning 45 days before the ex-dividend date and meets other holding period requirements. To the extent that the amount of any distribution exceeds TIP Inc.’s current and accumulated earnings and profits, the distribution should be treated, first, as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in its TIP Inc. Common Shares, and then, to the extent that the distribution exceeds the U.S. Holder’s tax basis in such shares, as a capital gain. The determination of the extent to which a distribution results in a tax-free return of capital or capital gain is generally determined on a share-by-share basis.

If TIP Inc. makes a distribution in Canadian dollars rather than U.S. dollars, the amount of the distribution that a U.S. Holder must include in income under the foregoing rules will be the U.S. dollar value of the Canadian dollar distribution, determined at the Canadian dollar/U.S. dollar spot rate on the date the distribution is includible in the U.S. holder’s gross income, regardless of whether the distribution is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the distribution in income to the date the holder converts the distribution into U.S. dollars will be treated as ordinary income or loss when recognized and will not be eligible for taxation at the preferential rates applicable to long-term capital gains.

Distributions by TIP Inc. to a U.S. Holder on TIP Inc. Common Shares may be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Non Residents of Canada – Taxation of Dividends Received.”

Dispositions of TIP Inc. Common Shares or Alignvest Warrants

Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of TIP Inc. Common Shares or Alignvest Warrants, respectively, generally will be treated as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in TIP Inc.’s Common Shares or Warrants and the U.S. dollar value of the amount realized on the disposition. Deductions for capital losses are subject to limitations. Any such gain or loss that a U.S. Holder recognizes will generally be treated as U.S.-source gain or loss. For information relating to the Canadian federal income tax consequences arising on disposition of the TIP Inc. Common Shares, see “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Disposition of Securities.”

Foreign Tax Credit Limitations

Because it is anticipated that TIP Inc. will be subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its TIP Inc. Common Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of TIP Inc. as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by TIP Inc. to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from TIP Inc. Similarly, to the extent a sale or disposition of the TIP Inc. Common Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the TIP Inc. Common Shares constitute taxable Canadian property within the meaning of the Canadian Tax Act, as discussed under “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year.

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts whose income exceeds certain thresholds will be required to pay an additional 3.8 percent tax on their ‘‘net investment income,’’ which includes, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business, other than a passive trade or business or a trade or business consisting of trading financial instruments or commodities).

Backup Withholding and Information Reporting

Payments of dividends on or proceeds arising from the sale or other taxable disposition of TIP Inc. Common Shares or Alignvest Warrants generally will be subject to information reporting and backup withholding if a U.S. Holder (i) fails to furnish such holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalties of perjury that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the foregoing summary on their ownership and disposition of TIP Inc. Common Shares and Alignvest Warrants.

Non-U.S. Holders

Distributions on TIP Inc. Common Shares

The gross amount of any distribution by TIP Inc. to a Non-U.S. Holder on TIP Inc. Common Shares will be treated as a dividend to the extent such distribution is paid out of TIP Inc.’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds TIP Inc.’s current and accumulated earnings and profits for a taxable year, the distribution will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in its TIP Inc. Common Shares. Then, to the extent that such distribution exceeds the Non-U.S. Holder’s tax basis in its TIP Inc. Common Shares, it will be treated as gain from the sale or exchange of the Non-U.S. Holder’s TIP Inc. Common shares (see ‘‘Dispositions of TIP Inc. Common Shares or Alignvest Warrants,” below). The determination of the extent to which a distribution results in a tax-free return of capital or gain is generally determined on a share-by-share basis.

Any such distribution that constitutes a dividend is treated as U.S.-source gross income and is subject to withholding under Section 1441 of the Code (unless it is treated as ‘‘effectively connected’’ income as described below and appropriate documentation is provided). The withholding rate on dividends under Section 1441 of the Code is generally 30 percent, but may be reduced pursuant to a U.S. income tax treaty. Non-U.S. Holders will be required to provide documentation to claim a treaty exemption or reduced rate of withholding with respect to the distribution. Non-U.S. Holders should also review the discussion of the FATCA rules below. Distributions by TIP Inc. to a Non-U.S. Holder on TIP Inc. Common Shares may also be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Taxation of Dividends Received”. Non-U.S. Holders should consult their own tax advisors regarding the extent to which they may be entitled to claim a credit or deduction in their jurisdiction of residence for any taxes withheld on distributions by TIP Inc. on the TIP Inc. Common Shares.

Dispositions of TIP Inc. Common Shares or Alignvest Warrants

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of TIP Inc. Common Shares or Alignvest Warrants unless:

•

such Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition and certain other conditions are met;

•

such gain is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); or

•	TIP Inc. Common Shares constitute a U.S. real property interest by reason of TIP Inc.’s status as a ‘‘United States real property holding corporation’’ within the meaning of Section 897 of the Code.

A Non-U.S. Holder described in the first bullet above is required to pay a flat 30 per cent tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses. A Non-U.S. Holder described in the second bullet above, or if the third bullet applies, is required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in the second bullet above may also be subject to branch profits tax at a 30 percent rate or such lower rate as may be specified by an applicable U.S. income tax treaty. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different results. TIP Inc. is not, and does not anticipate becoming, a United States real property holding corporation within the meaning of Section 897 of the Code. Non-U.S. Holders should also review the discussion of the FATCA rules, below. For information relating to the Canadian tax consequences arising on a disposition of the TIP Inc. Common Shares, see “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Disposition of Securities” and “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Disposition of Securities”.

Backup Withholding and Information Reporting

Generally, TIP Inc. must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid and the amount of tax, if any, withheld with respect to those payments. These information reporting requirements apply even if withholding is not required. Pursuant to tax treaties or other agreements, the IRS may make such information available to tax authorities in the Non-U.S. Holder’s country of residence. The payment of proceeds from the sale of TIP Inc. Common Shares and Alignvest Warrants by a broker to a Non-U.S. Holder is generally not subject to information reporting if:

•	the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury by providing a properly executed IRS Form W-8BEN, or otherwise establishes an exemption; or

•	the sale of TIP Inc. Common Shares is effected outside the United States by a foreign office of a broker, unless the broker is:

o	a U.S. person;

o	a foreign person that derives 50 percent or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

o	a “controlled foreign corporation” for U.S. federal income tax purposes; or

o	a foreign partnership more than 50 percent of the capital or profits interest of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

A backup withholding tax may apply to amounts paid to a Non-U.S. Holder if the Non-U.S. Holder fails to properly establish its foreign status on the applicable IRS Form W-8 or if certain other conditions are met. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, assuming the required information is timely provided to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) rules may result in different U.S. federal income tax consequences than are described above for Non-U.S. Holders that are not individuals and for Non-U.S. Holders that receive payments through certain foreign financial institutions, investment funds or other non-U.S. persons, including with respect to withholding, information reporting, and distributions on and dispositions of shares. For example, FATCA imposes a 30 percent U.S. withholding tax on dividends on, or gross proceeds from the sale or other disposition of, shares paid to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on the holder’s behalf if the holder or such persons fail to comply with certain requirements. Non-U.S. Holders should consult their own tax advisors with respect to the application of FATCA to their particular circumstances.

MATERIAL CONTRACTS

The following are the material contracts of TIP Inc., other than contracts entered into in the ordinary course of business:

(a)	the Arrangement Agreement;

(b)	the Warrant Agreement;

(c)	the Trilogy LLC Agreement;

(d)	the Voting Trust Agreement;

(e)	Existing Notes Indenture;

(f)	Senior Facilities Agreement; and

(g)	Bolivian Syndicated Loan Agreement.

Copies of the above material contracts will be available following completion of the Arrangement on TIP Inc.’s SEDAR profile at www.sedar.com. Set out below are the particulars of certain material contracts not described elsewhere in this prospectus.

Existing Notes Indenture

On April 26, 2016, Trilogy entered into a purchase agreement with Deutsche Bank Securities Inc. (the “Initial Purchaser”) pursuant to which Trilogy agreed to issue and sell to the Initial Purchaser 13.375% senior secured notes in the aggregate principal amount of $450 million due May 2019 (the “Existing Notes”) The sale of the Existing Notes was funded on May 6, 2016, with proceeds of $445.5 million, net of discount of $4.5 million. The proceeds from this offering were used to fund the Trilogy’s April 22, 2016 offer to purchase any and all of the previously outstanding notes issued by Trilogy that matured on August 15, 2016 and to discharge any such notes that remained outstanding following such offer to purchase.

The Existing Notes are secured by (a) a first-priority lien on the equity interests of Trilogy International Finance Inc., a wholly-owned subsidiary of Trilogy and certain direct, wholly-owned U.S. domestic subsidiary guarantors of the Existing Notes and (b) a pledge of any intercompany indebtedness owed to Trilogy or any guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy by any minority shareholder in 2degrees. The Existing Notes are guaranteed by certain of Trilogy’s direct wholly-owned U.S. domestic subsidiaries, and are the Issuers’ and the guarantors’ senior secured obligations.

The Existing Notes mature on May 15, 2019, and interest is payable semi-annually on May 15 and November 15 of each year. The Existing Notes are redeemable, in whole but not in part, at 106.688% (before May 15, 2017) or at 100% (at any time on or after May 15, 2017), plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. Trilogy may also redeem up to 35% of the Existing Notes at any time on or after May 15, 2017 using funds in an amount equal to all or a portion of the net cash proceeds of certain public equity offerings at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to (but excluding) the date of redemption.

In connection with the Arrangement Agreement, Trilogy and the holders of the Existing Notes agreed to amend the indenture for the Existing Notes (the “Existing Notes Indenture”) to, among other things, permit (i) Trilogy to consummate the Arrangement and the transactions to be entered into in connection therewith without the Arrangement and related transactions constituting a “Change of Control” under the indenture, and (ii) Alignvest, on the one hand, and Trilogy and its subsidiaries, on the other hand, to enter into certain transactions from and after the consummation of the Arrangement Agreement. Trilogy and the trustee under the indenture have executed a First Supplemental Indenture (the “First Supplemental Indenture”) setting forth such amendments. Such First Supplemental Indenture became binding and effective on November 22, 2016 upon execution by Trilogy, the trustee and the guarantors thereunder, and shall become operative, from such date of execution, upon the confirmation to the trustee that the Arrangement Agreement has been consummated and that Alignvest and/or certain other affiliates of Trilogy have invested in the aggregate a minimum of $125,000,000 in Trilogy since November 1, 2016 or in connection with the consummation of the Arrangement Agreement, unless prior to the consummation of the Arrangement, Trilogy shall have delivered to the trustee notice informing the trustee that it does not desire that the First Supplemental Indenture become operative. The First Supplemental Indenture also contains a covenant requiring Trilogy to set aside not less than $125 million of the cash invested by Alignvest and/or the affiliates of Trilogy since November 1, 2016 or in connection with the consummation of the Arrangement solely for use to prepay, repurchase, redeem or otherwise acquire Existing Notes or to pay interest thereon, and requiring Trilogy to use commercially reasonable efforts to, by no later than July 31, 2017, use at least $125 million to either (i) prepay, repurchase, redeem, or otherwise acquire Existing Notes or (ii) pay interest on the Existing Notes that is scheduled to be paid between the closing date of the Alignvest transaction and July 31, 2017.

The indenture governing the Existing Notes contains certain other covenants, including limitations and restrictions on Trilogy’s and its restricted subsidiaries’ ability to:

(i)	incur additional indebtedness;

(ii)	pay dividends, make certain distributions and other restricted payments;

(iii)	make certain investments;

(iv)	create liens on their assets to secure debt;

(v)	enter into transactions with affiliates;

(vi)	merge, consolidate or amalgamate with another company;

(vii)	agree to any restrictions on the ability of restricted subsidiaries to make payments to Trilogy; and

(viii)	transfer or sell assets.

If Trilogy or its subsidiaries sell certain assets, Trilogy may be required to reinvest the net proceeds thereof or to repay obligations under its senior indebtedness or make an offer to purchase the notes from holders with the net proceeds thereof at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the purchase date.

2degrees Credit Facilities

In August 2015, 2degrees entered into a senior debt facility agreement with the lenders under its existing senior debt facilities for a total of NZD$200 million of potential financing ($145.3 million based on the exchange rate at September 30, 2016) (the “Senior Facilities Agreement”). Separate facilities are provided under the agreement to repay existing indebtedness and fund 2degrees’ capital expenditures (NZD$185 million) and to fund 2degrees’ working capital requirements (NZD$15 million). As of September 30, 2016, the NZD$185 million facility ($134.4 million based on the exchange rate at September 30, 2016) was fully drawn-down, and NZD$8.5 million ($6.1 million based on the exchange rate at September 30, 2016) was drawn on the NZD$15 million working capital facility. The Senior Facilities Agreement maturity date is June 30, 2018. However, once every financial year, at least six months apart, for a period of not less than five consecutive days, 2degrees must reduce the outstanding balance of the NZD$15 million facility used to fund its working capital requirements to zero.

The debt under the Senior Facilities Agreement accrues interest payable quarterly at the New Zealand Bank Bill Reference Rate plus a margin calculated by reference to 2degrees’ senior leverage ratio at the time. Additionally, a line fee (again, dependent upon 2degrees’ senior leverage ratio at that time) calculated as a percentage of the total committed financing under the Senior Facilities Agreement (both drawn and undrawn) is payable quarterly. The pricing under the Senior Facilities Agreement was negotiated on arms’ length terms and is reflective of 2degrees’ credit standing in the market.

The Senior Facilities Agreement contains certain financial covenants requiring 2degrees to:

(i)	maintain a total interest coverage ratio of not less than 3.0 times;

(ii)	maintain a senior leverage ratio of not greater than 3.0 times; and

(iii)	not exceed 110% of the agreed to annual capital expenditures in any financial year.

The Senior Facilities Agreement also contains other customary representations, warranties, covenants and events of default. The Senior Facilities Agreement is secured (in favor of a security trustee acting on behalf of the lenders) by substantially all of the assets of 2degrees and its subsidiaries.

Under the Senior Facilities Agreement, upon the occurrence of a change of control, 2degrees may be required to renegotiate the terms of the facilities with its lenders. If such negotiations are unsuccessful, the lenders may, on 60 days’ notice, cancel the facilities at which time 2degrees would be required to repay all outstanding amounts immediately. This is a market standard provision in New Zealand. The lenders under the Senior Facilities Agreement have already agreed that the Arrangement would not trigger these events.

Under the Senior Facilities Agreement, 2degrees is generally restricted from making distributions or other payments to, or for the benefit of, its shareholders and their related parties except where expressly permitted thereunder. The key permission is of dividends and other distributions paid out of free cash flow where 2degrees has, immediately after payment, a senior leverage ratio of less than 2.00 times.

2degrees is currently in the process of refinancing the Senior Facilities Agreement, and has mandated Bank of New Zealand and ING Bank to arrange new credit facilities. Under the proposed terms of the new credit facilities, Bank of New Zealand and ING Bank (together with other existing and new syndicate members) would provide facilities of NZD$280,000,000 (of which up to NZ$15,000,000 may be used for transactional banking). This represents an NZD$80,000,000 increase over the Senior Facilities Agreement and would allow 2degrees to:

•	refinance indebtedness under the Senior Facilities Agreement;

•	repay existing indebtedness and subordinated indebtedness;

•	acquire 700MHz spectrum from TIRS; and

•	fund capital expenditure and working capital requirements of 2degrees and its subsidiaries.

Bolivian Syndicated Loan

In April 2016, NuevaTel entered into a $25 million debt facility on April 18, 2016 with the same consortium of Bolivian banks (the “Bolivian Syndicated Loan”) as under NuevaTel’s previous debt facility entered into in December 2012, namely, Banco Nacional de Bolivia S.A., Banco Mercantil Santa Cruz S.A., Banco de Crédito de Bolivia S.A. and Banco Bisa S.A. The net proceeds were used to fully repay the then outstanding balance of such previously outstanding facility and the remaining proceeds will be used for capital expenditures in 2016.

Under the terms of the credit agreement governing the Bolivian Syndicated Loan (the “Bolivian Syndicated Loan Agreement”), the Bolivian Syndicated Loan is required to be repaid in predetermined quarterly installments beginning in 2016 and ending in 2021, with 10% of the principal amount to be repaid during each of the first two years of the Bolivian Syndicated Loan and 26.67% of the principal amount to be repaid during each of the final three years. Interest on the loan accrues at a fixed rate of 7.0% for the first 12 months and thereafter at a variable rate of 5.5% plus Tasa de Referencia, which is the rate established by the Central Bank in Bolivia. As of September 30, 2016, Tasa de Referencia was 1.95% . Interest is payable on a quarterly basis. The Bolivian Syndicated Loan is secured by substantially all of NuevaTel’s assets. The Bolivian Syndicated Loan Agreement contains certain financial covenants requiring NuevaTel to maintain:

•	an indebtedness ratio (as defined in the Bolivian Syndicated Loan Agreement) of not greater than 2.15 times;

•	a debt coverage ratio (as defined in the Bolivian Syndicated Loan Agreement) of not less than 1.25 times;

•	a current ratio (as defined in the Bolivian Syndicated Loan Agreement) of not less than 0.65 times; and

•	a structural debt ratio (as defined in the Bolivian Syndicated Loan Agreement) of not higher than 3.0 times.

SECURITIES LAW EXEMPTIONS

Alignvest has applied to Canadian securities regulatory authorities for relief from the requirement in sections 3.2 and 3.3 of NI 52-107 – Acceptable Accounting Principles and Auditing Standards (“NI 52-107”) that the financial statements included in this prospectus be prepared in accordance with International Financial Reporting Standards and audited as required in accordance with Canadian generally accepted auditing standards, respectively (the “Accounting Standards Relief”). The Accounting Standards Relief will allow this prospectus to include financial statements prepared in accordance with U.S. GAAP and audited as required in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“U.S. PCAOB GAAS”).

Alignvest’s application for the Accounting Standards Relief is based on the fact that: (a) prior to the filing of its final prospectus, Alignvest filed the Registration Statement with the SEC in the United States and became an SEC issuer (as such term is defined in NI 52-107); and (b) the use of U.S. GAAP and U.S. PCAOB GAAS is permitted by NI 52-107 for reporting issuers that are SEC issuers. An order signed by the securities regulatory authority in Ontario will constitute evidence that the Accounting Standards Relief has been granted.

Alignvest received an exemption from the Autorite des marches financiers (“AMF”) pursuant to Section 263 of the Securities Act (Québec) (the “Québec Securities Act”) from the requirement in Section 40.1 of the Québec Securities Act to prepare and file a French version of this prospectus. The AMF’s order allowing the exemption to French translation of this prospectus was granted in part due to: (a) the non-offering nature of this prospectus and the absence of distributions of securities being offered pursuant thereto; (b) that this prospectus being attached to Alignvest’s management information circular to be delivered to shareholders of Alignvest in connection with the requisite shareholders’ meeting in connection with Alignvest’s qualifying acquisition; and (c) the minimum percentage of total Alignvest shares held by Québec investors.

In connection with the filing of the preliminary prospectus, Alignvest has applied to the Canadian provincial securities regulatory authorities for an exemption from the provisions of National Instrument 41-101 - General Prospectus Requirements (“NI 41-101”) relating to restricted securities. An order signed by the securities regulatory authority in Ontario will constitute evidence of receipt of such relief.

In connection with the Arrangement, with respect to restricted securities, Alignvest has also applied for exemptive relief from applicable prospectus requirements under NI 41-101, NI 44-101, Form 41-101F1 Information Required in a Prospectus and Form 44-101F1 Short Form Prospectus and from the requirements under Part 10 of National Instrument 51-102 – Continuous Disclosure Obligations, and from the requirements under Parts 2 and 3 of OSC Rule 56-501 – Restricted Shares. An order signed by the securities regulatory authority in Ontario will constitute evidence of receipt of such relief.

CONTRACTUAL RIGHT OF ACTION

Original purchasers of Alignvest Class A Restricted Voting Shares and Alignvest Warrants from the underwriters in Alignvest’s initial public offering who continue to hold those securities up to the Redemption Deposit Date will have a contractual right of action for rescission or damages against TIP Inc. (as well as a contractual right of action for damages alone against: (a) the directors of Alignvest as of the Redemption Deposit Date (the “Alignvest directors”), and (b) every person or company who signs this prospectus, which, for greater certainty, includes AMC as promoter of Alignvest (collectively, the “signatories”)).

In the event that Alignvest’s qualifying acquisition is completed and if this prospectus or any amendment hereto contains a misrepresentation (as defined in the Securities Act (Ontario)), provided that such claims for rescission or damages are commenced by the purchaser not later than: (a) in the case of an action for rescission, 180 days after the Redemption Deposit Date, or (b) in the case of an action for damages, the earlier of: (i) 180 days after the plaintiff first had knowledge of the facts giving rise to the cause of action, or (ii) three (3) years after the Redemption Deposit Date, a purchaser who purchased Alignvest Class A Restricted Voting Shares and Alignvest Warrants from Alignvest in its initial public offering shall, in respect of such Alignvest Class A Restricted Voting Shares, as re-designated pursuant to the Arrangement as TIP Inc. Common Shares, and such Alignvest Warrants, be entitled to, in addition to any other remedy available at the time to such holder, (i) as against TIP Inc., in the case of rescission, the amount paid for such Alignvest Class A Restricted Voting Shares and/or such Alignvest Warrants, as applicable, upon surrender of such securities, and (ii) as against TIP Inc., the Alignvest directors and the signatories, in the case of a damages election, their proven damages.

In addition, the following additional provisions apply to actions against the Alignvest directors or the signatories:

(i)	each has a due diligence defence and the other defences and rights contemplated in section 130 of the Securities Act (Ontario) and at law; and

(ii)	each is entitled to be indemnified by TIP Inc. and Trilogy to the maximum extent permitted by law.

This contractual right of action for rescission or damages will, subject to the foregoing, be consistent with the statutory right of rescission or damages described under section 130 of the Securities Act (Ontario). In no case shall the amount recoverable exceed the original purchase price of the Alignvest Class A Restricted Voting Units. In addition, for non-residents of Canada, the contractual right shall be subject to the same interpretational or constitutional defences, if any, as would apply to a claim against a resident Canadian issuer under section 130 of the Securities Act (Ontario), and, as a result, the argument that non-residents are not entitled to take advantage of the contractual right shall not be precluded.

The directors of Alignvest as at the date of the final prospectus (or any amendment), namely: Reza Satchu, Timothy Hodgson, Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed, Andy Moysiuk, Razor Suleman and Donald Walker, will, subject to the terms thereof, be potentially liable for misrepresentations in this final prospectus (as it may be amended) under Part XXIII.1 of the Securities Act (Ontario) and the “Contractual Right of Action” described above. New directors of TIP Inc. appointed after such date will not be subject to such liability.

APPENDIX A – ALIGNVEST AUDITED ANNUAL FINANCIAL STATEMENTS

A-1

APPENDIX B – ALIGNVEST INTERIM FINANCIAL STATEMENTS

B-1

APPENDIX C –ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF ALIGNVEST

C-1

APPENDIX D – INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS OF ALIGNVEST

D-1

APPENDIX E – TRILOGY AUDITED ANNUAL FINANCIAL STATEMENTS

E-1

APPENDIX F – TRILOGY INTERIM FINANCIAL STATEMENTS

F-1

APPENDIX G – TIP INC. PRO FORMA FINANCIAL STATEMENTS

G-1

APPENDIX H – CHARTER OF THE AUDIT COMMITTEE OF TIP INC.

CHARTER OF THE AUDIT COMMITTEE
OF TRILOGY INTERNATIONAL PARTNERS INC.

Section 1	PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Trilogy International Partners Inc. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)

satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)

establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and

(g)

reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with United States generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2	LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member must be “financially literate” within the meaning of 52-110 or must become financially literate within a reasonable period of time following his or her appointment. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation’s articles from time to time.

Section 4	ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)

Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(10)

Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)

Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review and recommend the fees and other compensation to be paid to the external auditor. The Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

(12)

Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)

Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)

Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21)

Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)

Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)

Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(28)

Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)

The Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(37)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

Section 5	AUDIT COMMITTEE COMPLAINT PROCEDURES

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.

APPENDIX I – BOARD MANDATE OF TIP INC.

TRILOGY INTERNATIONAL PARTNERS INC.

BOARD MANDATE

1.	Purpose

The Board of Directors (the “Board”) has the duty to supervise the management of the business and affairs of Trilogy International Partners Inc. (the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2.	Composition

General

The composition and organization of the Board, including the number, qualifications and remuneration of directors, the number of Board meetings, quorum requirements, meeting procedures and notices of meetings are governed by the Business Corporations Act (British Columbia), applicable Canadian securities laws, applicable stock exchange rules (including the rules of the Toronto Stock Exchange) and the articles of the Company, in each case as they may be amended and/or replaced from time to time, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Compensation and Corporate Governance Committee.

Chair of the Board

If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as “Lead Director” and who will assume responsibility for enhancing the effectiveness and independence of the Board.

3.	Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a)	Strategic Plans

The Board shall adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b)	Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c)	Monitoring

At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(a)	General

At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)	Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(a)	General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company’s approach to human resource management and executive compensation.

(b)	Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(c)	Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(a)	General

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee concerning the Company’s approach to corporate governance.

(b)	Director Independence

At least annually, the Board shall review a report of the Compensation and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(c)	Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Compensation and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Compensation and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

(d)	Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of this Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

Communications

(a)	General

The Board has adopted a Disclosure and Insider Trading Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure and Insider Trading Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure and Insider Trading Policy.

(b)	Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports, periodic press releases and other continuous disclosure documentation, as applicable. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time. In addition, the Company shall maintain a website that is regularly updated and provides investors with relevant information on the Company and an opportunity to communicate with the Company.

4.	Committees of the Board

The Board has established the following committees: the Compensation and Corporate Governance Committee and the Audit Committee. Subject to applicable law and regulations, the Board may establish other Board committees or merge or dispose of any such Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each committee mandate shall be reviewed by the Compensation and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5.	Meetings

The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s constating documents.

Secretary and Minutes

The Company’s Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Secretary and subsequently presented to the Board for approval.

Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present. The Lead Director, if applicable, is primarily responsible for the agenda and for supervising the conduct of the meeting.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

In discharging the forgoing duties and responsibilities, the Board shall have unrestricted access to management and employees of the Company and to the relevant books, records and systems of the Company as considered appropriate. The Board shall have the authority to retain legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

Service on Other Boards and Audit Committees

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public corporation.

6.	Director development and evaluation

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. The Compensation and Corporate Governance Committee shall review with each new member: (i) certain information and materials regarding the Company, including the role of the Board and its committees; and (ii) the legal obligations of a director of the Company. At least annually, the Board with the assistance of the Compensation and Corporate Governance Committee, shall review the Company’s initial orientation program and continuing director development programs.

7.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

CERTIFICATE OF ALIGNVEST ACQUISITION CORPORATION AND PROMOTER

December 20, 2016

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the issuer as required by securities legislation of each of the provinces and territories of Canada.

By:	(SIGNED) “REZA SATCHU”	BY:	(SIGNED) “SANJIL SHAH”
	REZA SATCHU		SANJIL SHAH
	PRESIDENT AND CHIEF EXECUTIVE		CHIEF FINANCIAL OFFICER
OFFICER AND DIRECTOR

ON BEHALF OF THE BOARD OF DIRECTORS

By:	(SIGNED) “TIMOTHY HODGSON”	By:	(SIGNED) “VINCE HEMMER”
	TIMOTHY HODGSON		VINCE HEMMER
	DIRECTOR		DIRECTOR

ALIGNVEST MANAGEMENT CORPORATION, AS PROMOTER

By:	(SIGNED) “REZA SATCHU”
REZA SATCHU
MANAGING PARTNER

(SIGNED) “SANJIL SHAH”
By:	SANJIL SHAH
CHIEF FINANCIAL OFFICER AND PARTNER

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